                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-42933

PROSPECTUS
                               2,000,000 SHARES


                    [LOGO OF FLAGSTAR CAPITAL APPEARS HERE]

                 8.5% NONCUMULATIVE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
            EXCHANGEABLE INTO PREFERRED STOCK OF FLAGSTAR BANK, FSB
                                  ----------
  Flagstar Capital Corporation (the "Company"), originally organized in June 1995, is hereby offering 2,000,000 shares of its 8.5% Noncumulative Exchangeable Preferred Stock, Series A, par value $25.00 per share (the
"Series A Preferred Shares"). The Company has been recently reorganized for the purpose of acquiring, holding and managing real estate mortgage loans ("Mortgage Loans") that are intended to generate sufficient income to permit the declaration of dividends on the Series A Preferred Shares at the stated rate and to meet the operating expenses of the Company. Dividends on the
Series A Preferred Shares are payable at the rate
                                                                    (Continued)
                                  ----------
SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF THE MATERIAL
RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED SHARES INCLUDING, AMONG OTHERS:

  . A DECLINE IN THE PERFORMANCE OR CAPITAL LEVELS OF FLAGSTAR BANK, FSB (THE
    "BANK") COULD RESULT IN AN AUTOMATIC EXCHANGE OF THE SERIES A PREFERRED SHARES INTO SHARES OF PREFERRED STOCK OF THE BANK (THE "AUTOMATIC EXCHANGE"), FORCING HOLDERS OF THE SERIES A PREFERRED SHARES TO ACCEPT AN INVESTMENT IN THE BANK, WHICH CARRIES RISKS DIFFERENT FROM AN INVESTMENT IN THE COMPANY.
  . THE HAMMOND FAMILY MEMBERS, WHO AS THE CONTROLLING STOCKHOLDERS OF THE
    BANK'S SOLE STOCKHOLDER, FLAGSTAR BANCORP, INC. ("FLAGSTAR"), CAN THEREBY CONTROL BOTH THE COMPANY AND THE BANK, MAY HAVE INVESTMENT GOALS AND STRATEGIES THAT DIFFER FROM THOSE OF THE HOLDERS OF THE SERIES A PREFERRED SHARES.
  . POTENTIAL CONFLICTS OF INTEREST WITH THE BANK, FLAGSTAR, OR HAMMOND FAMILY
    MEMBERS, AS CONTROLLING STOCKHOLDERS, MAY RESULT IN DECISIONS BY THE COMPANY THAT ARE NOT FULLY CONSISTENT WITH THE INTERESTS OF THE HOLDERS OF THE SERIES A PREFERRED SHARES, INCLUDING THE PURCHASE OF MORTGAGE LOANS FROM THE BANK RATHER THAN ELSEWHERE, THE COMPANY'S DETERMINATION TO HOLD RATHER THAN SELL NONPERFORMING LOANS, AND THE POTENTIALLY DIFFERING CORPORATE GOALS OF FLAGSTAR .
  . THE COMPANY WILL BE DEPENDENT UPON THE BANK TO SELECT AND SERVICE THE LOAN
    PORTFOLIO AND, BECAUSE THE BANK WILL SERVE AS THE COMPANY'S ADVISOR, TO ADMINISTER THE COMPANY'S DAY-TO-DAY OPERATIONS.
  . THE COMPANY'S PAYMENTS OF DIVIDENDS OR ITS OPERATIONS COULD BE SUBJECT TO
    REGULATORY RESTRICTIONS BECAUSE OF ITS AFFILIATION WITH THE BANK.
  . THE BANK MAY BE UNABLE TO PAY DIVIDENDS ON ITS PREFERRED STOCK FOLLOWING AN
    AUTOMATIC EXCHANGE.
  . A DECLINE IN INTEREST RATES COULD ADVERSELY AFFECT THE COMPANY'S ABILITY TO
    PAY DIVIDENDS.
  . THE COMPANY'S FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST (A
    "REIT") COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS AND ITS ABILITY TO PAY DIVIDENDS.
  . THE 41 PERCENT CONCENTRATION OF THE COMPANY'S MORTGAGE LOANS IN CALIFORNIA
    AND MICHIGAN COULD INCREASE THE COMPANY'S RISK OF LOSS.
                                  ----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS"), THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE OTS, THE FDIC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ----------
THE SERIES A PREFERRED SHARES, AND THE PREFERRED STOCK OF THE BANK INTO WHICH THEY ARE EXCHANGEABLE, ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF THE BANK AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE INSURED OR GUARANTEED.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                        INITIAL PUBLIC UNDERWRITING  PROCEEDS TO
                                        OFFERING PRICE COMMISSION(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share..............................     $25.00        $0.8725     $24.1275
--------------------------------------------------------------------------------
Total(3)...............................  $50,000,000    $1,745,000   $48,255,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting expenses payable by the Company estimated at approximately $1.2 million.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 Series A Preferred Shares at the initial public offering price per share, less underwriting commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting commission and proceeds to Company will be $57.5 million, $2,006,750 million and $55,493,250 million, respectively.
                                  ----------
  The Series A Preferred Shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series A Preferred Shares will be ready for delivery through the facilities of The Depository Trust Company in New York, New York, on or about February 24, 1998 against payment therefor in immediately available funds.
                                  ----------
RONEY & CO.                                                  MCDONALD & COMPANY
                                                              SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 18, 1998

(continued)

of 8.5% per annum of the liquidation preference (an amount equal to $2.125 per annum per share), if, when and as declared by the Board of Directors of the Company and, if declared, are payable quarterly in arrears on the last day of March, June, September and December in each year, commencing March 31, 1998. Dividends are not cumulative and therefore if no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. Dividends in each dividend period will accrue from the first day of the period, whether or not declared or paid in the prior period.

  The Series A Preferred Shares are not redeemable prior to March 1, 2003 (except upon the occurrence of a Tax Event as described herein). On and after March 1, 2003, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon, subject to the receipt of prior approval from the OTS or any successor regulatory agency. The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company.

  Prior to the offering, there has been no market for the Series A Preferred Shares. The Series A Preferred Shares have been approved for quotation on the Nasdaq Stock Market ("Nasdaq") under the symbol "FLGSP."

  Under certain circumstances, each Series A Preferred Share will be exchanged automatically (the "Automatic Exchange") for one newly issued share of preferred stock (the "Bank Preferred Shares") of the Bank, a federally chartered and federally insured stock savings bank, if the appropriate regulatory agency directs in writing (a "Directive") an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank has become "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank's becoming "undercapitalized" in the near term (the "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH ELSEWHERE IN THIS PROSPECTUS. In the event of the Automatic Exchange, the Bank Preferred Shares would constitute a new series of preferred shares of the Bank, would have the same dividend rights, liquidation preference, redemption options and other attributes as the Series A Preferred Shares, except that the Bank Preferred Shares would not be listed on Nasdaq or any other quotation system, and would rank, in terms of cash dividend payments and liquidation, equal to and without preference over any outstanding shares of preferred stock of the Bank. Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily, and, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to the Bank or any security of the Bank. See "Description of Series A Preferred Shares--Automatic Exchange."

  The Bank is registering the Bank Preferred Shares with the OTS in conjunction with this Offering, but does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through Nasdaq. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

  All of the shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), are owned by the Bank. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

  The Company expects to qualify as a real estate investment trust (a "REIT") for federal income tax purposes, commencing with the taxable year ending December 31, 1998. Among the requirements to qualify as a REIT, no person is permitted to own beneficially more than 5.0% of any series of preferred stock of the Company, including the Series A Preferred Shares, with limited exceptions.
                                ---------------

  THE INFORMATION CONTAINED HEREIN CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS, INCLUDING THOSE DISCUSSED HEREIN, COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION, SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY DEPENDENT UPON ASSUMPTIONS, ESTIMATES AND DATA THAT MAY BE INCORRECT OR IMPRECISE. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENTS INCLUDED HEREIN DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES AND MAY NOT BE REALIZED. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY, AMONG OTHER THINGS, THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "INTENDS," "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA" OR "ANTICIPATES," OR THE NEGATIVES THEREOF, OR OTHER VARIATIONS THEREON OF COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY OR INTENTIONS.
                                ---------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SERIES A PREFERRED SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE SERIES A PREFERRED SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE SERIES A PREFERRED SHARES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PROSPECTUS SUMMARY........................................................   1
  The Company.............................................................   1
  The Bank................................................................   2
  Risk Factors............................................................   2
  Business and Strategy...................................................   4
  The Formation...........................................................   6
  The Offering............................................................   8
  Tax Status of the Company...............................................   9
  Conflicts of Interest...................................................  10
  Automatic Exchange......................................................  10
RISK FACTORS..............................................................  12
  A Decline in the Performance or Capital Levels of the Bank Could Result
   in an Automatic Exchange, Forcing Holders of the Series A Preferred
   Shares to Accept an Investment in the Bank, Which Carries Risks
   Different From an Investment in the Company............................  12
  The Hammond Family Members, Who as the Controlling Stockholders of
   Flagstar Can Thereby Control Both the Company and the Bank, May Have
   Investment Goals and Strategies That Differ From Those of the Holders
   of the Series A Preferred Shares.......................................  13
  Potential Conflicts of Interest With the Bank, Flagstar or Hammond
   Family Members, as Controlling Stockholders of Flagstar, May Result in
   Decisions by the Company That Are Not Fully Consistent With the
   Interests of the Holders of the Series A Preferred Shares..............  13
  The Company Will Be Dependent Upon the Bank to Select and Service the
   Loan Portfolio and, Because the Bank Will Serve as the Company's
   Advisor, to Administer the Company's Day-to-Day Operations.............  15
  Stockholders Could Be Forced to Surrender Their Stock Immediately Upon
   the Occurrence of a Tax Event..........................................  15
  The Company's Payment of Dividends or Its Operations Could Be Subject to
   Regulatory Restrictions Because of Its Affiliation With the Bank.......  15
  The Bank May Be Unable to Pay Dividends on Its Preferred Stock Following
   an Automatic Exchange..................................................  16
  Stockholders Could Suffer a Permanent Loss of Any Dividends Not Declared
   by the Board of Directors..............................................  16
  The Company's Source of Cash to Fund Dividend Payments Depends Solely
   Upon Payments Received From Its Mortgage Loans.........................  16
  A Decline in Interest Rates Would Adversely Affect the Company's Ability
   to Pay Dividends.......................................................  16
  Delays by the Bank in Liquidating Defaulted Mortgage Loans Could Delay
   Receipt of Proceeds by the Company Necessary to Fund Dividend
   Payments...............................................................  17
  Ability of the Company to Increase Leverage May Reduce the Company's
   Ability to Fund Dividend Payments......................................  17
  The Company's Failure to Qualify as a REIT Could Adversely Affect the
   Company's Financial Results and Ability to Pay Dividends...............  17
  The Company Must Continue a High Level of Stockholder Distributions
   (i.e., 95% of REIT Taxable Income) to Maintain REIT Qualification......  18
  The Company's Purchase of Mortgage Loans From the Bank May Be for an
   Amount Other Than Fair Value...........................................  18
  Legal Restrictions on Servicing and Collection Procedures for Mortgage
   Loans May Limit the Company's Collection of Principal and Interest and
   Adversely Affect the Company's Operations..............................  18
  The 41 Percent Concentration of the Company's Mortgage Loans in
   California and Michigan Could Increase the Company's Risk of Loss......  19

  The Company Will Not Be Protected Against Loan Losses Arising From
   Property Value Declines or Borrower Defaults............................  19
  Foreclosures on Mortgage Loans Could Expose the Company to Liability for
   Environmental Problems in Collateral....................................  19
THE COMPANY................................................................  21
USE OF PROCEEDS............................................................  22
CAPITALIZATION.............................................................  23
BUSINESS AND STRATEGY......................................................  24
  General..................................................................  24
  Distributions............................................................  24
  Liquidity and Capital Resources..........................................  26
  General Description of Mortgage Loans; Investment Policy.................  26
  Acquisition of Initial Portfolio.........................................  27
  Management Policies and Programs.........................................  28
  Description of Designated Portfolio and Initial Portfolio................  30
  Servicing................................................................  36
  Employees................................................................  37
  Competition..............................................................  38
  Legal Proceedings........................................................  38
MANAGEMENT.................................................................  39
  Directors and Executive Officers.........................................  39
  Independent Directors....................................................  40
  Audit Committee..........................................................  41
  Credit Committee.........................................................  41
  Compensation of Directors and Officers...................................  41
  Limitations on Liability of Directors and Officers.......................  41
  Advisory Agreement.......................................................  42
  Potential Conflicts of Interest..........................................  42
  Security Ownership of Certain Beneficial Owners..........................  43
  Security Ownership of Management.........................................  43
THE FORMATION..............................................................  44
  The Formation............................................................  44
  Benefits to the Bank.....................................................  44
DESCRIPTION OF SERIES A PREFERRED SHARES...................................  46
  General..................................................................  46
  Dividends................................................................  46
  Automatic Exchange.......................................................  47
  Voting Rights............................................................  48
  Redemption...............................................................  49
  Rights Upon Liquidation..................................................  50
  Independent Director Approval............................................  50
  Restrictions on Ownership................................................  51
DESCRIPTION OF CAPITAL STOCK...............................................  52
  General..................................................................  52
  Common Stock.............................................................  52
  Preferred Stock..........................................................  52
  Restrictions on Ownership and Transfer...................................  53
FEDERAL INCOME TAX CONSEQUENCES............................................  55
  Taxation of the Company..................................................  55
  Failure to Qualify as a REIT.............................................  59
  Tax Treatment of Automatic Exchange......................................  59
  Taxation of United States Stockholders...................................  60

  Taxation of Foreign Stockholders.........................................   60
  Information Reporting Requirements and Backup Withholding Tax............   62
  Other Tax Consequences...................................................   63
ERISA CONSIDERATIONS.......................................................   63
  General..................................................................   63
  Plan Asset Regulation....................................................   64
  Effect of Plan Asset Status..............................................   64
  Prohibited Transactions..................................................   65
  Unrelated Business Taxable Income........................................   65
INFORMATION REGARDING THE BANK.............................................   66
  Operations of the Bank...................................................   66
  Selected Consolidated Financial Data.....................................   68
  Recent Developments......................................................   71
UNDERWRITING...............................................................   73
EXPERTS....................................................................   74
LEGAL MATTERS..............................................................   74
ADDITIONAL INFORMATION.....................................................   74
GLOSSARY...................................................................   76
INDEX TO FINANCIAL STATEMENT...............................................  F-1
ANNEX I--OFFERING CIRCULAR................................................. OC-1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option described in "Underwriting" is not exercised.

  See "Glossary" commencing at page 76 for the definitions of certain capitalized terms used in this Prospectus and not otherwise defined.

THE COMPANY

  Flagstar Capital Corporation (the "Company") was incorporated in Michigan in June 1995 and remained dormant until reorganized in December 1997 for the purpose of acquiring, holding and managing real estate mortgage loans ("Mortgage Loans") that are intended to generate sufficient income to permit the declaration of dividends on the Series A Preferred Shares at the stated rate as well as to generate dividends to the holders of its common stock, par value $1.00 per share (the "Common Stock"). The Company anticipates that all of the loans that it will acquire upon consummation of this Offering (the "Initial Portfolio") will consist of Mortgage Loans, which will be acquired as whole loans solely from the Bank for an aggregate purchase price of approximately $113 million. The Company has been formed by Flagstar Bank, FSB (the "Bank"), a federally chartered savings bank, to provide the Bank and its parent holding company and sole stockholder, Flagstar Bancorp, Inc. ("Flagstar"), with a means of raising capital for bank regulatory purposes in a cost-effective manner. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company. The Series A Preferred Shares will be considered core capital of the Bank for purposes of satisfying its minimum regulatory capital requirements, thus enabling the Bank to expand its business through the retention of additional mortgage servicing and the growth of its loan portfolio.

  During 1997, the Bank originated or purchased approximately $7.9 billion in Mortgage Loans and during the same period sold to secondary market investors approximately $7.2 billion in Mortgage Loans. See "Information Regarding the Bank--Recent Developments." From this Mortgage Loan production, the Bank has selected a pool of approximately $131 million in Mortgage Loans as the Designated Portfolio. See "Business and Strategy--Description of Designated Portfolio and Initial Portfolio." No agreement between the Bank and the Company yet exists with respect to such Mortgage Loans but, upon the consummation of the Offering, the Company and the Bank will enter into a Mortgage Loan Purchase and Warranties Agreement (the "Mortgage Purchase Agreement") to effectuate the purchase. See "Business and Strategy--Acquisition of Initial Portfolio." Agreements for the acquisition of additional assets, and Mortgage Loans in particular, will be negotiated and executed under the supervision and with the approval of the Company's Board of Directors, including the Independent Directors; and no such agreements will be entered without such Board approval. While no agreement yet exists, it is anticipated by management of the Company that such acquisitions will be made from the Bank and will consist of Mortgage Loans similar to those included in the Initial Portfolio, taking into account market conditions which will exist at that time. See "Business and Strategy-- Management Policies and Programs--Asset Acquisition and Disposition Policies."

  The issuance of the Series A Preferred Shares by the Company will provide the Bank with a more cost-effective means of raising capital than if the Bank were to issue preferred stock itself because the Company will elect to be treated as a real estate investment trust ("REIT") for federal income tax purposes and therefore will be able to deduct for federal income tax purposes the dividends paid on the Series A Preferred Shares. Also, as a REIT, the Company will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT. See "Federal Income Tax Consequences" for a discussion of the requirements that the Company must satisfy to qualify as a REIT, and "Description of Capital Stock--Restrictions on Ownership and Transfer" for information regarding related restrictions on ownership of the Series A Preferred Shares. Notwithstanding qualification for taxation as a REIT, the Company may still be subject to federal, state and local tax. See "Risk Factors" and "Federal Income Tax Consequences."

  The principal executive offices of the Company are located at 2600 Telegraph Road, Bloomfield Hills, Michigan 48302 and its telephone number is (248) 338-7700.

THE BANK

  The Bank is a federally chartered stock savings bank which is also the largest independent Michigan-based savings institution based on asset size as of September 30, 1997, according to SNL Securities, Inc. The Bank is also one of the largest originators of conforming single-family mortgage loans in the United States for the nine-month period ended September 30, 1997 according to Inside Mortgage Finance. The Bank is engaged in the business of providing a full range of retail banking services in southern and western Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. At September 30, 1997, the Bank conducted business from 19 bank branches and 10 regional wholesale/correspondent lending offices nationwide. For 1996, the Bank ranked fourth in the United States among thrifts and sixteenth in total mortgage loan production, according to SMR Research Corp. All of the outstanding stock of the Bank is owned by Flagstar, a Michigan corporation whose common stock is listed for trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "FLGS."

  As of September 30, 1997, the Bank had consolidated total assets of $2.0 billion, net loans of $1.8 billion, total deposits of $1.0 billion and total stockholder's equity of $121.1 million. For the nine months ended September 30, 1997, the Bank's net earnings were $15.8 million and its return on average assets and return on average equity (as annualized) were 1.34% and 21.53%, respectively. At December 31, 1996, the Bank had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.7 million and total stockholder's equity of $77.9 million. For the year ended December 31, 1996, the Bank's net earnings were $17.1 million and its return on average assets and return on average equity were 1.54% and 24.82%, respectively ($19.3 million, 1.73% and 27.97%, respectively, excluding the special deposit insurance assessment imposed in September 1996 on all depository institutions insured by the Savings Association Insurance Fund (the "SAIF")). See "Information Regarding the Bank--Selected Consolidated Financial Data" and "-- Recent Developments." The Bank is a member of the Federal Home Loan Bank ("FHLB") of Indianapolis and is subject to examination, supervision and regulation by the OTS and the FDIC.

  The Bank's operations are segregated into two segments, mortgage banking and retail banking, with most of the Bank's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Bank believes that its retail banking business provides a strategic advantage through access to funding sources for mortgage origination business which would not otherwise be available. These additional funding sources include lower cost retail deposits, FHLB advances and escrowed funds. The Bank believes it benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds.

RISK FACTORS

  The purchase of the Series A Preferred Shares offered hereby is subject to certain risks. See "Risk Factors" commencing on page 12. Among such risks are the following:

  . If the Bank suffers a decline in its capital or operating performance, holders of the Series A Preferred Shares could be required to exchange such shares for shares of the Bank Preferred Stock pursuant to the Automatic Exchange. Such an exchange could cause the holders of the Series A Preferred Shares to recognize taxable income and could place them, as holders of the Bank Preferred Stock, in a less favorable position if the Bank later liquidated. Further, following an Automatic Exchange, the Bank may not be in a financial condition to pay any dividends. Also, unlike the Series A Preferred Shares, the Bank Preferred Stock would not be listed for trading on Nasdaq.

  . The Hammond family members, who are the controlling stockholders of Flagstar and thereby indirectly control the Bank and the Company, may have investment goals and strategies that differ from those of the holders of the Series A Preferred Shares and thus cause the controlling stockholders to direct the policies of the Company in a manner that is contrary to the best interests of the holders of the Series A Preferred Shares.

  . The Company may face conflicts of interest in its dealings with the Bank, which is its parent company; Flagstar, which is the parent company of the Bank; and the Hammond family members, who are the controlling stockholders of Flagstar. These conflicts may arise in the Company's purchase of Mortgage Loans from the Bank, either as part of the Initial Portfolio or thereafter, if the Company wishes to purchase Mortgage Loans from elsewhere. Conflicts may also arise if the Company wishes to hold nonperforming Mortgage Loans that the Bank wishes to sell pursuant to the Servicing Agreement. In addition, the Company may face conflicts of interest in its dealings with Flagstar, which may have goals for its subsidiaries that differ from the Company's goals, and in its dealings with the Hammond family members, whose goals may differ from those of the holders of the Series A Preferred Shares.

  . The financial performance of the Company will depend upon the Bank, which, through the Servicing Agreement, will select and service the Company's loan portfolio and, through the Advisory Agreement, will serve as the Company's advisor and administer the day-to-day operations of the Company. To the extent the Bank's officers and employees do not exercise an appropriate level of diligence or fail to apply proper skills, the Company's financial results could be adversely affected.

  . If a Tax Event occurs, the Company will have the right to redeem the shares of Series A Preferred Shares in whole but not in part.

  . Because the Company will be a subsidiary of the Bank, which is subject to continuous federal banking oversight and regulation, federal regulators could impose restrictions on the Company's operations or dividend payments at any time. Holders of the Series A Preferred Shares could thereby be prevented from receiving dividends.

  . If an Automatic Exchange occurs, and it results from the weakened financial condition of the Bank, then the Bank may be unable to pay any dividends for the foreseeable future on the shares of Bank Preferred Stock that are received by the holders of the Series A Preferred Shares.

  . The dividends on the Series A Preferred Shares are noncumulative, which means that dividends which are not declared for payment by the Company's Board of Directors are not accumulated for payment at a later time. Instead, those dividends will never be paid. Thus, holders of the Series A Preferred Shares will suffer a permanent loss of dividend income if any of the expected quarterly dividends are not declared.

  . Cash flow of the Company necessary to fund dividend payments will depend solely upon payments received on Mortgage Loans. If Mortgage Loans become nonperforming, the Company may not be able to pay dividends.

  . A significant decline in the interest rate environment could prevent the Company from generating sufficient cash for the payment of dividends on the Series A Preferred Shares. The Company's ability to pay dividends will depend upon its cash flow, which is based solely upon the interest it is able to collect on the Mortgage Loans. If those loans prepay and are replaced by lower-yielding Mortgage Loans, then the Company's cash flow may be significantly restricted.

  . Because the Company must rely solely upon cash flow from its Mortgage Loans to fund its dividend payments on the Series A Preferred Shares, any delay by the Bank in liquidating defaulted Mortgage Loans of the Company could delay the Company's receipt of the proceeds. A significant delay of a sufficiently large amount of such proceeds could delay or eliminate any of the quarterly dividend payments otherwise due.

  . If the Company incurs indebtedness, its financial results could be adversely affected and its use of cash flow to service the debt could prevent payment of dividends on the Series A Preferred Shares.

  . If the Company fails to qualify as a REIT, its income would become subject to federal corporate income tax. As a result, its financial results would be adversely affected and the amount of cash available to pay dividends could be significantly reduced.

  . To maintain its status as a REIT and thereby avoid corporate income tax on its earnings, the Company must distribute as dividends each year at least 95% of its REIT Taxable Income.

  . The Company will not be obtaining any third party valuation of the Mortgage Loans that will comprise the Initial Portfolio and thus will rely upon the Bank to determine the amount that the Company will actually pay for the Mortgage Loans.

  . The Company is subject to the federal and state laws governing Mortgage Loans, the violation of which could cause the Company to lose the right to collect principal and interest on such loans and thereby adversely affect the Company's financial performance.

  . The Company will have a 41% concentration, by dollar volume, of its Mortgage Loans in just two states, California and Michigan. Its risk of loss from its Mortgage Loans is thereby increased to the extent that adverse economic, political or business developments or natural hazards occurring in those two states would affect the ability of property owners there to make payments of principal and interest on the underlying mortgages.

  . The Company does not expect to obtain third party insurance against the risks of borrower defaults and bankruptcies or against special hazard losses that could cause the value of the properties underlying the Mortgage Loans to decline in value. Thus, the Company would have an increased risk of loss if the value of the property decreased below the amount owing on the Mortgage Loans and the borrowers defaulted.

  . Foreclosures on Mortgage Loans could expose the Company to environmental liability on the underlying property and result in a significant adverse financial effect if the amount of the liability exceeds the value of such property.

BUSINESS AND STRATEGY

  As a newly reorganized entity, the Company has no prior operating history. As of the date hereof, it has $100 in assets, $100 in stockholder's equity and no indebtedness. The Company's principal business objective is to acquire, hold and manage Mortgage Loans purchased from the Bank. Simultaneously with the consummation of the Offering, the Bank will purchase Common Stock for an aggregate price equal to $63.0 million. The Company will use the total proceeds of $113.0 million received in connection with both the Offering and such sale of shares of Common Stock to the Bank to purchase a portfolio of Mortgage Loans (the "Initial Portfolio") from a pool of mortgage loans designated by the Bank and intended to reflect current market conditions and be generally representative of the type of loans contained in the Bank's portfolio of loans receivable (the "Designated Portfolio") pursuant to the terms of the Mortgage Purchase Agreement to be executed at that time. If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments, the Bank will purchase additional shares of Common Stock in the same proportion to the aggregate public offering price of the additional Series A Preferred Shares purchased pursuant to the Underwriters' over-allotment option. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and shares of Common Stock to purchase additional Mortgage Loans of the types described in "Business and Strategy-- Description of Designated Portfolio and Initial Portfolio." Simultaneously with the consummation of the Offering (and upon exercise, if any, by the Underwriters of their over-allotment option), the Bank will also purchase additional shares of Common Stock for an aggregate price equal to the amount of underwriting commissions and expenses incurred by the Company in connection with the Offering (including without limitation any underwriting commissions associated with the exercise of the Underwriters' over-allotment option) and all expenses incurred by the Company in connection with its formation in order to provide the Company with funds sufficient to pay such expenses. See "Use of Proceeds."

  Immediately after the completion of the Offering, the sale of the shares of Common Stock to the Bank and the purchase by the Company of the Initial Portfolio, the Company (assuming that (i) the Underwriters' over-allotment option is not exercised and (ii) there are $2.9 million in aggregate offering and organizational expenses) will own $113.0 million in Mortgage Loans and have $50.0 million in stated capital attributable to the Series A Preferred Shares, $500,000 of stated capital attributable to the Common Stock and $62.5 million of additional paid-in capital. See "Capitalization."

  The Company and the Bank believe, based on Bank management's experience in purchasing, selling and evaluating mortgage loans, that the fair value of the Initial Portfolio will approximately equal the amount (approximately $113.0 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering. See "Risk Factors--The Company's Purchase of Mortgage Loans from the Bank may be for an Amount Other Than Fair Value."

  The Company currently does not contemplate ownership of property other than Mortgage Loans and anticipates that Mortgage Loans acquired in the future will be whole loans purchased solely from the Bank. The Company's current policy prohibits the acquisition of any Mortgage Loan that (i) is delinquent in the payment of principal or interest; (ii) is or was at any time in the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; (iii) has been over 30 days past due in the payment of principal or interest more than once during the preceding 12 months; or (iv) has failed to make the initial monthly payment on a timely basis. Loans that are in Nonaccrual Status are generally loans that are past due 90 days or more in principal or interest, and Classified loans are troubled loans that are deemed "substandard" or "doubtful" under bank regulatory guidelines and where the full collectibility of principal and interest on such loans is unlikely to occur.

  On January 16, 1998, the Designated Portfolio had an aggregate outstanding principal balance of $131.0 million and was secured by first mortgages or deeds of trust on single-family (one- to four-unit) residential properties. All Mortgage Loans to be included in the Initial Portfolio will be purchased from among the Mortgage Loans included in the Designated Portfolio in a manner that approximates a proportionate basis. Such Mortgage Loans are whole loans, represent first lien positions and have been acquired or originated in accordance with the Bank's uniformly applicable Mortgage Loan purchasing and underwriting standards. In general, substantially all the loans acquired or originated by the Bank satisfy Federal National Mortgage Association ("FNMA" or "Fannie Mae") and Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") guidelines, except that the initial loan amount of certain Mortgage Loans may exceed the maximum allowable loan amount. The weighted average interest rate on the Mortgage Loans in the Designated Portfolio is 7.22%. The weighted average Loan-To-Value Ratio of the Mortgage Loans in the Designated Portfolio is 72.35%, with only 13.38% of the Designated Portfolio having a Loan-To-Value Ratio greater than 80% (in which case the borrower is required to have mortgage insurance as required by FNMA and FHLMC standards). For more information with respect to the characteristics and types of Mortgage Loans included in the Designated Portfolio, see "Business and Strategy--Description of Designated Portfolio and Initial Portfolio."

  The Company expects to use the proceeds received in connection with regular principal payments or the repayment or disposition of Mortgage Loans to purchase additional Mortgage Loans. The Company currently anticipates that all of the Mortgage Loans that it may acquire in the future will be purchased solely from the Bank and have the same characteristics as Mortgage Loans in the Initial Portfolio. No arrangements or procedures are currently in place regarding the acquisition by the Company of Mortgage Loans from unaffiliated third parties. See "Business and Strategy--Management Policies and Programs."

  The Company will enter into a Servicing Agreement with the Bank pursuant to which the Bank will service the Mortgage Loans purchased by the Company and hold documents relating to the Mortgage Loans as custodian on behalf of the Company. The Servicing Agreement requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by the Company and with FNMA and FHLMC guidelines and procedures. In its role as servicer under the Servicing Agreement, the Bank will be entitled to receive customary fees in connection with the servicing of such Mortgage Loans. The Company will not receive income from servicing loans. See "Business and Strategy--Servicing."

  The Company will also enter into an Advisory Agreement with the Bank pursuant to which the Bank will administer the day-to-day operations of the Company. In its role as advisor under the terms of the Advisory Agreement, the Bank will be responsible for (i) monitoring the credit quality of Mortgage Loans held by the Company and (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Loans. For these services, the Bank will be entitled to receive an annual advisory fee of $250,000. The Advisory Agreement may be terminated at any time for breach, at the end of its initial five (5) year term or at any time thereafter upon proper notice. Except in the case of a breach by the Company, the Bank is only entitled to its fees and expenses through the date of any termination. See "Management--Advisory Agreement."

  With the exception of the amendment of the Mortgage Purchase, Servicing and Advisory Agreements, the management policies related to maintenance of the Company's qualification as a REIT, and the issuance of significant debt or additional preferred stock, the Board of Directors of the Company may undertake to change any policies of the Company by a simple majority vote without the approval of the Independent Directors or approval of the holders of the Series A Preferred Shares. See "Business and Strategy--Management Policies and Programs."

THE FORMATION

  The Formation. Prior to or simultaneously with the completion of the Offering, the Company, Flagstar, and the Bank will engage in the transactions described under "The Formation." These transactions are designed to (i) facilitate the Offering, (ii) transfer the ownership of the Initial Portfolio to the Company and (iii) enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1998. The following chart outlines the relationship between the Company, the Bank and Flagstar relevant to the Offering following completion of the Offering.

              [FLOWCHART OF FLAGSTAR BANCORP, INC. APPEARS HERE]

  Benefits to the Bank. The Bank is required by the OTS to maintain certain levels of capital for bank regulatory purposes. The Bank has informed the Company that the Series A Preferred Shares will be treated as capital of the Bank for regulatory purposes. The Bank has indicated to the Company that such treatment, together with the Company's ability to deduct, for income tax purposes, the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT, will provide the Bank with a more cost-effective means of obtaining capital for regulatory purposes than if the Bank were to issue preferred stock itself. The economic effect of this additional capital of approximately $47 million (assuming no exercise of the Underwriters' over allotment option and net of expenses of the Offering) is that the Bank will be able to expand its interest earning assets to the extent permitted by applicable federal banking regulations. Although there can be no assurance, the Bank has informed the Company that the Bank intends that the anticipated increase in interest-earning assets will have a favorable effect on its net interest income. See "The Formation--Benefits to the Bank" for a further discussion of the fees and other payments the Bank will derive as a result of the Offering.

  The Bank will realize certain other benefits from the Offering and the other transactions constituting the formation of the Company, including (i) the receipt by the Bank of the net proceeds from the sale of the Series A Preferred Shares in connection with the sale to the Company of the Mortgage Loans and
(ii) the receipt of advisory and servicing fees under the Advisory Agreement and the Servicing Agreement. It is also expected that the Bank will receive dividends in respect of the Common Stock held by the Bank. See "The Formation-- Benefits to the Bank."

THE OFFERING

  For a more complete description of the terms of the Series A Preferred Shares specified in the following summary, see "Description of Series A Preferred Shares."

Issuer......................  Flagstar Capital Corporation, a Michigan
                              corporation created for the purpose of acquiring, holding and managing Mortgage Loans.

Securities Offered..........  2,000,000 shares of Series A Preferred Shares.
                              The Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 Series A Preferred Shares at the initial public offering price solely to cover over-allotments, if any.

Ranking.....................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Shares will rank senior to the Company's Common Stock all of which is held by the Bank. Additional shares of preferred stock of the Company ranking senior to the Series A Preferred Shares may not be issued without the approval of holders of at least two-thirds of the Series A Preferred Shares. Additional shares of preferred stock ranking on a parity with the Series A Preferred Shares may not be issued without the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Independent Director Approval."


Use of Proceeds.............  The proceeds to the Company from the Offering, together with proceeds received in connection with the concurrent sale of shares of Common Stock to the Bank, will be used to pay the expenses of the Offering and the formation of the Company, with the remainder (currently estimated by the Company to be approximately $113 million) to be used to purchase Mortgage Loans for the Initial Portfolio. See "Use of Proceeds."

Dividends...................  Dividends on the Series A Preferred Shares are
                              payable at the rate of 8.5% per annum of the liquidation preference (an amount equal to $2.125 per annum per share), if, when and as declared by the Board of Directors. If declared, dividends are payable quarterly in arrears on the last day of March, June, September and December in each year, commencing March 31, 1998. Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding period. Dividends on the Series A Preferred Shares are not cumulative and, accordingly, if no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series A Preferred Shares or the Common Stock. If no dividend is paid on the Series A Preferred Shares for a quarterly dividend period, the payment of dividends on the Common Stock (100% of which is owned by the Bank) will be prohibited for that period and at least the following three quarterly dividend periods. See "Description of Series A Preferred Shares--Dividends."

Liquidation Preference......  The liquidation preference for each Series A
                              Preferred Share is $25.00, plus an amount equal to the current, quarterly accrued and unpaid dividends, if any, thereon. See "Description of Series A Preferred Shares--Rights Upon Liquidation."

Redemption..................  The Series A Preferred Shares are not redeemable prior to March 1, 2003 (except upon the
                              occurrence of a Tax Event as defined in
                              "Description of Series A Preferred Shares--
                              Redemption"). On and after March 1, 2003, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at any time and from time to time, at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon. Upon the occurrence of a Tax Event, the Company will have the right at any time to redeem the Series A Preferred Shares in whole (but not in part) at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon. The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Shares--Redemption."

Automatic Exchange..........  Upon the occurrence of the Automatic Exchange, each Series A Preferred Share would be exchanged automatically for one Bank Preferred Share. See "Description of Series A Preferred Shares-- Automatic Exchange."

Voting Rights...............  Holders of Series A Preferred Shares will not have any voting rights in the Company except under the specific circumstances set forth in the Certificate of Designation and described herein. In any matter on which the Series A Preferred Shares may vote, each Series A Preferred Share will be entitled to one vote. See "Description of Series A Preferred Shares--Voting Rights."

Ownership Limits............  Ownership of more than 5% of any outstanding series of preferred stock except as may
                              specifically be permitted by the Company, including the Series A Preferred Shares offered hereby, is prohibited to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

Market for Series A
Preferred Shares............  The Series A Preferred Shares have been approved for listing on Nasdaq under the symbol "FLGSP."

TAX STATUS OF THE COMPANY

  The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1998. As a REIT, the Company generally will not be subject to federal income tax on net income and capital gains that it distributes to the holders of its Common Stock and Preferred Stock, including the Series A Preferred Shares.

  A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute to stockholders at least 95% of its REIT Taxable Income (not including capital gains). Notwithstanding qualification for taxation as a REIT, the Company may be subject to federal, state or local tax. The Company has received an opinion from its tax counsel, Kutak Rock, to the effect that the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to satisfy the requirements under the Code for qualification and taxation as a REIT. See "Risk Factors" and "Federal Income Tax Consequences--Failure to Qualify as a REIT."

CONFLICTS OF INTEREST

  The Company and the Bank have common officers and directors, which creates and may continue to create conflicts of interest in the Company's dealings with the Bank. The Bank may have interests which are not identical to those of the Company. Consequently, conflicts of interest may arise with respect to transactions, including without limitation, the Company's acquisition of the Initial Portfolio; future acquisitions of Mortgage Loans from the Bank or its affiliates; servicing of Mortgage Loans, particularly with respect to Mortgage Loans that become Classified or are placed in Nonaccrual Status or which have been over 30 days past due in the payment of principal or interest during the preceding 12 months; future dispositions of Mortgage Loans to Flagstar and the Bank; and the modification of the Advisory Agreement or the Servicing Agreement.

  It is the intention of the Company, Flagstar and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank (or Flagstar or their affiliates if there should ever be any such agreements, none of which is now contemplated) on the other hand, are fair to all parties and consistent with market terms, such as the prices paid and received for Mortgage Loans, including those in the Initial Portfolio, on their acquisition or disposition by the Company or in connection with the servicing of such Mortgage Loans. The Certificate of Designation establishing the Series A Preferred Shares requires, among other things, that certain actions of the Company must be approved by a majority of the Independent Directors. This requirement is intended to promote fair dealings between the Company, Flagstar, the Bank and their respective affiliates. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Risk Factors--Potential Conflicts of Interest With the Bank, Flagstar or Hammond Family Members, as Controlling Stockholders of Flagstar, May Result in Decisions by the Company That Are Not Fully Consistent With the Interests of the Holders of the Series A Preferred Shares" and "Business and Strategy-- Management Policies and Programs--Conflict of Interest Policies."

AUTOMATIC EXCHANGE

  Under certain circumstances, each Series A Preferred Share would be exchanged automatically for one newly issued Bank Preferred Share (i.e., the Automatic Exchange) if directed by the appropriate regulatory agency in writing because
(i) the Bank has become "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or
(iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (the "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH UNDER "INFORMATION REGARDING THE BANK" AS WELL AS THE OFFERING CIRCULAR FILED WITH THE OTS RELATING TO THE BANK PREFERRED SHARES (THE "OFFERING CIRCULAR"), ATTACHED HERETO AS ANNEX I. See also "Description of Series A Preferred Shares--Automatic Exchange." The Bank will be considered to be "undercapitalized" under the "prompt corrective action" regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), if it has (i) a core capital (or leverage) ratio of less than 4.0%, (ii) a Tier 1 risk-based capital ratio of less than 4.0%, or (iii) a total risk-based capital ratio of less than 8.0%. Tier 1 or core capital consists of common shareholders' equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets and investments in certain subsidiaries. Total capital consists of core capital plus supplementary capital (which includes cumulative perpetual preferred stock, qualifying subordinated debt, and a limited amount of the allowances for loan and lease losses) to the extent such supplementary capital does not exceed 100% of core capital, less certain equity investments. For purposes of the "prompt corrective action" regulations, the Bank's capital category is determined as of the most recent date (i) certain quarterly financial reports are required to be filed with the regulators; (ii) a final report of examination has been delivered to the Bank; or (iii) the Bank is notified in writing by the OTS of its capital category or a change in such category. At September 30, 1997 and at December 31, 1996 and 1995, the Bank's core capital (or leverage) ratio was 5.95%, 6.01%, and 5.84%, respectively, its Tier 1 risk-based capital ratio was 10.88%, 10.48% and 9.83%, respectively, and its total risk-based capital ratio was 11.25%, 10.91%, and 10.12%, respectively. After giving effect to the Offering, the capital ratios at September 30, 1997 would have been 7.61%, 13.94% and 14.29%, respectively.

  The Bank Preferred Shares would only be issued upon the occurrence of the Automatic Exchange. The Bank Preferred Shares would not be registered with the Commission but are being registered with the OTS.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, including the Offering Circular attached to this Prospectus as Annex I, the following factors should be carefully considered before investing in the Series A Preferred Stock offered hereby.

  The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's or the Bank's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus, including the risk factors discussed below, should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's and the Bank's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents attached hereto or incorporated by reference herein.

A DECLINE IN THE PERFORMANCE OR CAPITAL LEVELS OF THE BANK COULD RESULT IN AN AUTOMATIC EXCHANGE, FORCING HOLDERS OF THE SERIES A PREFERRED SHARES TO ACCEPT AN INVESTMENT IN THE BANK, WHICH CARRIES RISKS DIFFERENT FROM AN INVESTMENT IN THE COMPANY

  If the Automatic Exchange occurs, holders of the Series A Preferred Shares could suffer a decline in the quality of their investment and also be required to recognize taxable income. A decline in the performance and capital levels of the Bank or the placement of the Bank into conservatorship or receivership could trigger the Automatic Exchange, which would result in holders of the Series Preferred Shares thereafter having an investment in the Bank rather than in the Company. As a result, holders of Series A Preferred Shares would become preferred stockholders of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. An investment in the Bank is also subject to certain risks that are distinct from the risks associated with an investment in the Company.

  For example, an investment in the Bank would involve risks relating to the capital levels of, and other regulatory requirements applicable to, the Bank and the performance of the Bank's loan portfolio. Also, the Bank is subject to the general risks inherent in equity investments in depository institutions. If the Bank were ever liquidated, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. As a result, if the Bank were to be placed into receivership after the Automatic Exchange or if the Automatic Exchange were to occur after receivership of the Bank, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares. Furthermore, there can be no assurance that the Bank would be in a financial position, after the occurrence of the Automatic Exchange, to make any dividend payments on the Bank Preferred Shares. Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth in the Bank's Offering Circular attached to this Prospectus as Annex
I. See "Description of Series A Preferred Shares--Automatic Exchange."

  In addition, as a result of the Automatic Exchange, holders of the Series A Preferred Shares would be required to accept an equity instrument (i.e., the Bank Preferred Shares) that would not have the same liquidity. Although the Series A Preferred Shares will be listed on Nasdaq, the Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation through Nasdaq. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained. Therefore, the value of the Bank Preferred Shares will not be readily determinable.

  Also, by being required to participate in the Automatic Exchange, holders of the Series A Preferred Shares would be required to recognize taxable gain or loss upon their receipt of the Bank Preferred Shares. The amount of the gain or loss would be measured by the difference between the basis of each such holder in the Series A

Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. See "Federal Income Tax Consequences--Tax Treatment of Automatic Exchange."

THE HAMMOND FAMILY MEMBERS, WHO AS CONTROLLING STOCKHOLDERS OF FLAGSTAR CAN THEREBY CONTROL BOTH THE COMPANY AND THE BANK, MAY HAVE INVESTMENT GOALS AND STRATEGIES THAT DIFFER FROM THOSE OF THE HOLDERS OF THE SERIES A PREFERRED SHARES.

  The Bank and the Company will be subject to the ultimate control of the Bank's sole stockholder, Flagstar, and to the ownership of a controlling interest in Flagstar by Thomas J. Hammond, Chairman and Chief Executive Officer, and Mark T. Hammond, Vice Chairman and President, of Flagstar, the Bank and the Company. Messrs. T. Hammond and M. Hammond, together with their respective spouses and immediate family members, own approximately 60 percent of the outstanding stock of Flagstar and are, thus, able to influence directly or to control all aspects of the affairs of Flagstar and, thus, the Bank and the Company. To the extent Hammond family members have investment goals or strategies that differ from those of the holders of the Series A Preferred Shares, the Hammond family would be able to direct the policies of the Company in a manner that could be contrary to the best interests of the holders of the Series A Preferred Shares.

POTENTIAL CONFLICTS OF INTEREST WITH THE BANK, FLAGSTAR OR HAMMOND FAMILY MEMBERS, AS THE CONTROLLING STOCKHOLDERS OF FLAGSTAR, MAY RESULT IN DECISIONS BY THE COMPANY THAT ARE NOT FULLY CONSISTENT WITH THE INTERESTS OF THE HOLDERS OF THE SERIES A PREFERRED SHARES.

  The Company is subject to various potential conflicts of interest arising from its relationship with the Bank; with Flagstar, which is the sole stockholder of the Bank; and with the Hammond family, who hold a controlling stock interest in Flagstar. In making basic business decisions and resolving any such conflicts, the Company may implement decisions or adopt policies and procedures that are intended to satisfy the needs of any of these persons or groups of persons. Although the Company expects to use its business judgment in the decision-making process, there can be no assurance that the effect of such decisions will be fully consistent with the interests of the holders of the Series A Preferred Shares. However, the Company will, for so long as the Bank owns at least 50 percent of the total equity of the Company, be a fully consolidated subsidiary of the Bank. As such, the financial condition and profitability of the Company will have a direct effect on the financial condition and profitability of the Bank. While the relative sizes of the Bank and the Company are different, the fact that any loss to the Company is also a loss to the Bank would mean, in the judgment of management of the Company, that the Bank has a significant interest in the continued financial health and profitability of the Company. This commonality of interest will diminish somewhat the relative significance of the conflicts that may arise between these parties. Set forth below are examples where conflicts could possibly arise between the interests of the Company, the Bank or Flagstar or its controlling stockholders.

  ACQUISITION OF INITIAL PORTFOLIO. The Company will acquire the Initial Portfolio from the Bank rather than from unrelated third parties. Although this purchase is being structured to take advantage of the underwriting procedures of the Bank as to which the Company's officers are familiar, the Company is not obtaining any third-party valuation to confirm whether it will be paying fair value for these loans. See "--The Company's Purchase of Mortgage Loans From the Bank May Be for an Amount Other Than Fair Value." If the principal balance of the Mortgage Loans in the Initial Portfolio should exceed the fair value of such loans, and if the Company should be required to liquidate in the near or distant future, there can be no assurance that the proceeds would be sufficient to make all stockholders whole. The holders of the Series A Preferred Shares have a preference upon liquidation equal to the Offering Price of $25.00 per share prior to any distribution to the Bank as the holder of the Company's Common Stock. Thus if the liquidation proceeds fall from the initial price paid of $113 million to less than $50 million, the holders of Series A Preferred Shares would realize a loss of capital.

  FUTURE ACQUISITIONS OF MORTGAGE LOANS. Additionally, the Company has indicated that it may purchase Mortgage Loans in the future from the Bank, although it is not obligated to do so. This arrangement will provide the Bank with another purchaser of its loan production, thereby facilitating the mortgage banking operations of the Bank. However, by limiting its acquisition of Mortgage Loans to those originated or purchased by the Bank, the Company's portfolio will generally reflect the nature, scope and risks of the Bank's portfolio rather than a more diverse portfolio if Mortgage Loans were also purchased from other lenders. In addition, the Bank may seek to exercise its influence over the affairs of the Company so as to cause the sale of the Mortgage Loans owned by the Company and their replacement by lesser quality loans purchased from the Bank or elsewhere. While the current asset acquisition policies of the Company set minimum standards for purchases, and certain aspects of those policies may be changed only with the approval of the Independent Directors, there can be no assurance that the Bank would not be able to cause the Company to own Mortgage Loans of a lesser quality than those described as included in the Initial Portfolio.

  SERVICING OF MORTGAGE LOANS. The Company also intends to rely upon the Bank for the servicing of Mortgage Loans pursuant to a Servicing Agreement. See "Business and Strategy--Servicing." This will become especially important as the Bank services those loans that become Classified or are placed in Nonaccrual Status or that have been over 30 days past due in the payment of principal or interest during the preceding 12 months. While the Company believes that the Bank will diligently pursue collection of nonperforming loans, the Company also understands that the Bank must also devote its resources to monitoring and curing nonperforming loans that it has sold in the secondary market and as to some of which the Bank may have a repurchase obligation. Because the Bank will not have a similar repurchase obligation with respect to the Mortgage Loans it sells to the Company, it is possible that the Bank's collection efforts on behalf of the Company will be thereby affected. The ability of the Company to make timely payments of dividends on the Series A Preferred Shares will depend in part upon prompt collection efforts. See "--The Company's Source of Cash to Fund Dividend Payments Depends Solely Upon Payments Received From Its Mortgage Loans."

  FUTURE MODIFICATIONS OF THE ADVISORY OR SERVICING AGREEMENTS. Should the Company seek to modify either the Advisory Agreement or the Servicing Agreement that will be entered into with the Bank, it would rely upon its officers who are also officers of the Bank. Thus, officers of the Company would be responsible for taking positions with respect to such agreements that, while in the best interests of the Company, would not be in the best interests of the Bank. However, all such modifications require the approval of the Independent Directors. See "Description of Series A Preferred Shares-- Independent Director Approval."

  COMPETING GOALS OF FLAGSTAR OR THE CONTROLLING STOCKHOLDERS. As the parent company and sole stockholder of the Bank, the goals of Flagstar for the group of corporations under its control may not always be in accord with the Company's of maintaining an appropriate portfolio of Mortgage Loans from which to fund the regular payment of dividends on the Series A Preferred Shares. Similarly, the goals of the controlling stockholders of Flagstar may differ from those of the other stockholders of Flagstar and of the particular goals of the Bank and the Company. There can, therefore, be no assurance that the voting control represented by the ownership of the Bank by Flagstar and of Flagstar by the controlling stockholders will not have a detrimental effect on the Company. See "--The Hammond Family Members, Who as the Controlling Stockholders of Flagstar Can Thereby Control Both the Company and the Bank, May Have Investment Goals and Strategies That Differ From Those of the Holders of the Series A Preferred Shares."

  It is the intention of the Company and to its knowledge it is the intention of the Bank, Flagstar and the controlling stockholders, that any agreements and transactions between the Company, on the one hand, and the Bank (or their affiliates if there ever should be any such agreement or transaction, none of which are now contemplated) on the other hand, are fair to all parties and consistent with market terms, such as the prices paid and received for Mortgage Loans or in connection with the servicing of such Mortgage Loans. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Business and Strategy--Management Policies and Programs--Conflict of Interest Policies."

THE COMPANY WILL BE DEPENDENT UPON THE BANK TO SELECT AND SERVICE THE LOAN PORTFOLIO AND, BECAUSE THE BANK WILL SERVE AS THE COMPANY'S ADVISOR, TO ADMINISTER THE COMPANY'S DAY-TO-DAY OPERATIONS

  The Company's financial results will depend upon the selection, structuring and monitoring of its Mortgage Loans, which in turn will depend solely upon the diligence and skill of its officers (all of whom are also officers of the Bank or its affiliates) and the officers and employees of the Bank. See "Management." Through the Servicing Agreement, the Company will depend solely upon the expertise of the Bank for purposes of servicing the Company's Mortgage Loans. Further, through the Advisory Agreement, the Company will depend solely upon the Bank to administer the day-to-day operations of the Company. In addition, the Bank is and is expected to remain the sole holder of the Company's common stock and therefore is expected to remain the sole provider of services to the Company. Because of the Bank's ability to direct the Company's adoption of these contracts, and because the Company's officers and its directors other than the Independent Directors are also officers or directors of the Bank, the Company is expected to be dependent upon the Bank for all aspects of the Company's operations. To the extent the Bank's officers and employees do not exercise an appropriate level of diligence or fail to apply the proper skills, the Company's financial results could be adversely affected. The Bank may subcontract all or a portion of its obligations under the Advisory Agreement, and all or a portion of its obligations under the Servicing Agreement, to one or more affiliates, and with the approval of the Independent Directors, to non-affiliates, involved in the business of managing or servicing Mortgage Loans. In the event the Bank subcontracts its obligations in such a manner, the Company will be similarly dependent upon such subcontractors for the success of the Company's business. See "Management--Advisory Agreement" and "Business and Strategy--Servicing."

STOCKHOLDERS COULD BE FORCED TO SURRENDER THEIR STOCK IMMEDIATELY UPON THE OCCURRENCE OF A TAX EVENT

  At any time following the occurrence of a Tax Event (as defined under "Description of Series A Preferred Shares--Redemption"), even if such Tax Event occurs prior to March 1, 2003, the Company will have the right to redeem the Series A Preferred Shares in whole but not in part. See "Description of Series A Preferred Shares--Redemption." Upon the occurrence of a Tax Event, if the Company does not redeem the Series A Preferred Shares, its ability to pay dividends on the Series A Preferred Shares may be adversely affected.

THE COMPANY'S PAYMENT OF DIVIDENDS OR ITS OPERATIONS COULD BE SUBJECT TO REGULATORY RESTRICTIONS BECAUSE OF ITS AFFILIATION WITH THE BANK

  Holders of the Series A Preferred Shares would not receive some or all of their quarterly dividend payments if the OTS determines, in its discretion, to restrict or prevent such payments by the Company. Further, following the Automatic Exchange, the OTS could similarly restrict or prevent dividend payments by the Bank on the Bank Preferred Shares.

  Because the Company is a subsidiary of the Bank, federal banking regulatory authorities will have the right to examine the Company and its activities. Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Company to transfer assets, to make distributions to its stockholders (including dividends to the holders of Series A Preferred Shares) or to redeem shares of preferred stock, or even to require the Bank to sever its relationship with or divest its ownership of the Company. While the Company believes that dividends on the Series A Preferred Shares should not be considered "capital distributions" for this purpose, there can be no assurances that the OTS would agree with this position.

  Payment of dividends on the Series A Preferred Shares by the Company could also be subject to regulatory limitations if the Bank becomes "undercapitalized" for purposes of the OTS prompt corrective action regulations, which is currently defined as having a core capital (or leverage) ratio of less than 4.0%, Tier 1 risk-based capital ratio of less than 4.0% and a total risk-based capital ratio of less than 8.0%. At September 30, 1997, the Bank's core capital (or leverage) ratio was 5.95%, its Tier 1 risk-based capital ratio was 10.88% and its total risk-based capital ratio was 11.25%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would have been 7.61%, 13.94% and 14.29%, respectively.

THE BANK MAY BE UNABLE TO PAY DIVIDENDS ON ITS PREFERRED STOCK FOLLOWING AN AUTOMATIC EXCHANGE

  If the Automatic Exchange occurs, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's earnings and regulatory capital levels. See "Business and Strategy--Distributions."

  Furthermore, in the event the Bank is placed into conservatorship or receivership (whether before or after the Automatic Exchange), the Bank would likely be unable to pay dividends on the Bank Preferred Shares. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

STOCKHOLDERS COULD SUFFER A PERMANENT LOSS OF ANY DIVIDENDS NOT DECLARED BY THE BOARD OF DIRECTORS

  If the Board of Directors does not declare a dividend on the Series A Preferred Shares for any quarterly period, the holders of the Series A Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently became available because the dividends are noncumulative and thus are not payable if not declared. This provision is required in order to qualify the Series A Preferred Stock as Tier 1 capital of the Bank for regulatory capital purposes. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would generally be considered by the Board of Directors in making this determination are the Company's financial condition and capital needs, its ability to retain its tax status as a REIT, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant. To remain qualified as a REIT, the Company must distribute annually at least 95% of its REIT Taxable Income (not including capital gains) to stockholders. See "Federal Income Tax Consequences--Taxation of the Company-- Organizational Requirements."

THE COMPANY'S SOURCE OF CASH TO FUND DIVIDEND PAYMENTS DEPENDS SOLELY UPON PAYMENTS RECEIVED FROM ITS MORTGAGE LOANS

  An investment in the Series A Preferred Shares may be affected by, among other things, a decline in real estate values. Neither the Bank nor Flagstar guarantees the performance of the Mortgage Loans purchased from the Bank or the payment of dividends to the holders of the Series A Preferred Shares. In the event the Mortgage Loans held by the Company become nonperforming, the Company may not have funds sufficient to pay dividends on the Series A Preferred Shares.

A DECLINE IN INTEREST RATES WOULD ADVERSELY AFFECT THE COMPANY'S ABILITY TO PAY DIVIDENDS

  The Company's ability to pay dividends will depend upon its cash flow, which is based solely upon the interest it is able to collect on its Mortgage Loans. In a declining interest rate environment, the Company may be unable to generate sufficient cash income to pay dividends on the Series A Preferred Shares. This could occur if the interest rates on its adjustable rate Mortgage Loans adjust to a lower rate that does not generate sufficient cash on a regular basis, or if the Mortgage Loans are prepaid and replaced by Mortgage Loans bearing lower interest rates.

  The Company's income will consist primarily of interest payments on the Mortgage Loans held by it. Approximately 70% of its Mortgage Loans will bear interest at rates which adjust periodically. These include loans in the Initial Portfolio that will have fixed rates for an initial three-year, five-year or seven-year term but will, in each case, convert at the end of such initial term to an interest rate that is adjustable once each year. If there is a decline in interest rates (as measured by the indices upon which the interest rates of the Mortgage Loans are based), then the Company will experience a decrease in income available to be distributed to its stockholders. In such an interest rate environment, the Company may also experience an increase in prepayments on its Mortgage Loans, both those with adjustable and those with fixed rates, and may find it more difficult to purchase additional Mortgage Loans bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares. Because the rate at which dividends are required to be paid on the Series A Preferred Shares is fixed, there can be no assurance that a declining interest rate environment would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares. In particular, because the amount required to meet the dividend payments on the 8.5% Series A Preferred Shares, plus fees and expenses of approximately $700,000, totals $5 million, if the weighted average rate of interest on the Initial Portfolio declined to 4.42% and thus only produced annual net earnings of $5 million, the Company would experience difficulty in meeting its obligations to pay the preferred dividend. For further information regarding the anticipated amounts available for distribution to the holders of Series A Preferred Shares, see "Business and Strategy--Distributions."

DELAYS BY THE BANK IN LIQUIDATING DEFAULTED MORTGAGE LOANS COULD DELAY RECEIPT OF PROCEEDS BY THE COMPANY NECESSARY TO FUND DIVIDEND PAYMENTS

  Substantial delays could be encountered in connection with the liquidation of defaulted Mortgage Loans, with corresponding delays in the receipt of related proceeds by the Company. Because the Company will depend solely upon cash flow from its Mortgage Loans to fund dividend payments on the Series A Preferred Shares, any delay in the receipt of such proceeds, if in a sufficiently large amount, could delay or preclude any of the quarterly dividend payments. An action to foreclose on a mortgaged property securing a Mortgage Loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Company to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related Mortgage Loan. In addition, the Bank will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated Mortgage Loans, including legal fees and costs of legal action, real estate taxes and maintenance and preservation expenses, thereby reducing amounts available to the Company.

ABILITY OF THE COMPANY TO INCREASE LEVERAGE MAY REDUCE THE COMPANY'S ABILITY TO FUND DIVIDEND PAYMENTS

  Although the Company does not currently intend to incur any indebtedness in connection with the acquisition and holding of Mortgage Loans, the Company may do so at any time (although indebtedness in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of the Series A Preferred Stock and Common Stock may not be incurred without the approval of a majority of the Independent Directors of the Company). To the extent the Company were to change its policy with respect to the incurrence of indebtedness, the Company would be subject to risks associated with leverage, including, without limitation, changes in interest rates, prepayment risk and risks of various hedging strategies. Any of these risks could generate losses sufficient to reduce or even eliminate the Company's net interest income. Further, payments on indebtedness would reduce the amount of cash available to pay dividends on the Series A Preferred Shares.

THE COMPANY'S FAILURE TO QUALIFY AS A REIT COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS AND ABILITY TO PAY DIVIDENDS

  If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's stockholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. A failure of the Company to qualify as a REIT would not, by itself, give the Company the right to redeem the Series A Preferred Shares. See "Description of Series A Preferred Shares--Redemption."

  The Company intends to operate so as to qualify as a REIT under the Code. Although the Company believes that it will be owned and organized and will operate in such a manner, and Kutak Rock will render certain opinions, described under "Federal Income Tax Consequences" below, regarding the Company's qualification as a REIT, no assurance can be given that the Company will be able to operate in such a manner so as to qualify as a REIT or to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances, not entirely within the Company's control and not addressed by the opinion of Kutak Rock, may affect the Company's ability to qualify as a REIT. Although the Company is not aware of any proposal in Congress to amend the tax laws in a manner that would materially and adversely affect the Company's ability to operate as a REIT, no assurance can be given that new legislation or new regulations, administrative interpretations or court decisions will not significantly change the tax laws in the future with respect to qualification as a REIT or the federal income tax consequences of such qualification.

  The Company is relying on the opinion of Kutak Rock, tax advisor to the Company, regarding various issues affecting the Company's ability to qualify, and retain qualification, as a REIT. Such opinion is not binding on the Internal Revenue Service ("IRS").

  Notwithstanding that the Company currently intends to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in the best interest of the Company and the holders of its Common Stock and Series A Preferred Stock to revoke the REIT election. As long as any Series A Preferred Shares are outstanding, any such determination by the Company may not be made without the approval of a majority of the Independent Directors. The tax law prohibits the Company from electing treatment as a REIT for the four taxable years following the year of such revocation. See "Federal Income Tax Consequences."

THE COMPANY MUST CONTINUE A HIGH LEVEL OF STOCKHOLDER DISTRIBUTIONS (I.E., 95% OF REIT TAXABLE INCOME) TO MAINTAIN REIT QUALIFICATION

  To obtain favorable tax treatment as a REIT qualifying under the Code, the Company generally will be required each year to distribute as dividends to its stockholders at least 95% of its REIT Taxable Income (excluding capital gains). Failure to comply with this requirement would result in the Company's income being subject to tax at regular corporate rates. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods.

THE COMPANY'S PURCHASE OF MORTGAGE LOANS FROM THE BANK MAY BE FOR AN AMOUNT OTHER THAN FAIR VALUE

  No third party valuations of the Mortgage Loans constituting the Designated Portfolio were obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio does not differ from the purchase price payable by the Company. In addition, it is anticipated that no third party valuations will be obtained in connection with future acquisitions and dispositions of Mortgage Loans even in circumstances where the transactions are with an affiliate of the Company. Accordingly, although the Company and, to the Company's knowledge, the Bank intend that future acquisitions or dispositions of Mortgage Loans will be on a fair value basis, there can be no assurance that the consideration to be paid (or received) by the Company to (or from) the Bank or any of their respective affiliates in connection with future acquisitions or dispositions of Mortgage Loans will not differ from the fair value of such Mortgage Loans.

LEGAL RESTRICTIONS ON SERVICING AND COLLECTION PROCEDURES FOR MORTGAGE LOANS MAY LIMIT THE COMPANY'S COLLECTION OF PRINCIPAL AND INTEREST AND ADVERSELY AFFECT THE COMPANY'S OPERATIONS

  Violations by the Company of applicable federal and state laws, policies and principles may limit the ability of the Company to collect all or part of the principal of or interest on the Mortgage Loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions. Applicable federal and state laws may regulate interest rates or other charges or require certain disclosures to borrowers. In addition, most states have other laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices which may apply to the servicing and collection of the Mortgage Loans. Management of the Company believes the laws of the states where it services Mortgage Loans do not impose any uniquely unfavorable burdens or conditions.

THE 41 PERCENT CONCENTRATION OF THE COMPANY'S MORTGAGE LOANS IN CALIFORNIA AND MICHIGAN COULD INCREASE THE COMPANY'S RISK OF LOSS

  The Company's Mortgage Loans will be somewhat concentrated in California and Michigan, which comprise in dollar amount 23.8% and 16.7%, respectively, of the Designated Portfolio. Mortgage Loans secured by properties located in California and Michigan may be subject to a greater risk of default than other comparable Mortgage Loans in the event of adverse economic, political or business developments or natural hazards that may affect California and Michigan and the ability of property owners in California and Michigan to make payments of principal and interest on the underlying mortgages. The Company complies with general hazard insurance policy requirements of Fannie Mae or Freddie Mac. The Company will not maintain, however, any special hazard insurance policies which could mitigate any damages caused by natural disasters (such as floods) which may occur in California, Michigan or any other state in which collateral underlying a Mortgage Loan is located. In the event of any such adverse economic, political or business development or natural disaster that could occur in California or Michigan, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected. Certain other geographic regions of the United States may from time to time experience natural disasters or weaker regional economic conditions and housing markets, and, consequently, may experience higher rates of loss and delinquency on Mortgage Loans generally. Any concentration of the Mortgage Loans in any other region may present risks in addition to those present with respect to Mortgage Loans generally. See "Business and Strategy--Description of Designated Portfolio and Initial Portfolio--Geographic Distribution" herein for further information regarding the geographic concentration of the Mortgage Loans in the Initial Portfolio.

THE COMPANY WILL NOT BE PROTECTED AGAINST LOAN LOSSES ARISING FROM PROPERTY VALUE DECLINES OR BORROWER DEFAULTS

  During the time it holds Mortgage Loans for which third party insurance is not obtained, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from floods unless flood insurance has been obtained on an individual basis). The Company generally does not intend to obtain credit enhancements such as mortgagor bankruptcy insurance or to obtain special hazard insurance for its Mortgage Loans, other than standard hazard insurance, which will in each case only relate to individual Mortgage Loans. In addition, in the event of a default on any Mortgage Loan held by the Company resulting from declining property values or worsening economic conditions, among other factors, the Company would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property, plus any payments from an insurer and (ii) the amount owing on the Mortgage Loan. Further, no assurance can be given that the values of the properties securing the pool of Mortgage Loans have remained or will remain at the levels existing on the dates of origination of such Mortgage Loans.

FORECLOSURES ON MORTGAGE LOANS COULD EXPOSE THE COMPANY TO LIABILITY FOR ENVIRONMENTAL PROBLEMS IN COLLATERAL

  In the event that the Company is forced to foreclose on a defaulted Mortgage Loan to recover its investment in such Mortgage Loan, the Company may be subject to environmental liabilities in connection with the underlying real property which could exceed the value of the real property. The Company intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, and such environmental liabilities are rare with respect to the exclusively residential properties which will secure the Company's Mortgage Loans. Nonetheless it is possible that hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Company's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property which the Company has acquired through foreclosure or otherwise, the Company may be required to remove those substances and clean up the property. There can be no assurance that in such a case the Company would not incur full recourse liability for the entire costs of any removal and clean-up, that the cost of such removal and clean-up would not exceed the value of the property or that the Company could recoup any of such costs from any third party. The Company may also be liable to tenants and other users of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property prior to or following any such clean-up.

                                  THE COMPANY

  The Company was incorporated in Michigan in June 1995 and remained dormant until reorganized in December 1997 for the purpose of acquiring, holding and managing Mortgage Loans that will generate net income for distribution to stockholders. For federal income tax purposes, the Company will elect to be treated as a REIT and therefore will not be subject to tax on the interest and fees earned on the Mortgage Loans if, among other things, it distributes at least 95% of its taxable income to its stockholders as dividends. Further, as a REIT, the Company will be entitled to a federal tax deduction for dividends paid on its stock. See "Federal Income Tax Consequences." The Company has been organized by the Bank to provide the Bank with a means of raising capital for bank regulatory purposes in a cost-effective manner because the Company will be able to deduct for federal income tax purposes the dividends payable on the Series A Preferred Shares. The Series A Preferred Shares will be considered as capital of the Bank for regulatory purposes.

  The Company anticipates that approximately 100% of its portfolio will consist of Mortgage Loans, all of which will initially and for the forseeable future be acquired as whole loans from the Bank. The Bank will administer the day-to-day operations of the Company under the Advisory Agreement.

  All of the Common Stock of the Company is owned by the Bank, and all of the common stock of the Bank is owned by Flagstar, a savings and loan holding company organized under the laws of Michigan and registered as such under the Home Owners Loan Act of 1933, as amended. The Bank conducts its business through a network of 19 bank branches and 10 regional wholesale/correspondent lending offices nationwide. As of and for the nine months ended September 30, 1997, the Bank had total assets of $2.0 billion, a return on average assets of 1.34% and a return on average equity of 21.53%.

  The Series A Preferred Shares would be exchanged automatically on a one-for-one basis for Bank Preferred Shares upon the occurrence of the Automatic Exchange. Consequently, an investment in Series A Preferred Shares could be replaced by an investment in Bank Preferred Shares at a time when the Bank's financial condition is deteriorating or when the Bank has been placed into conservatorship or receivership. Potential investors in the Series A Preferred Shares, therefore, should carefully consider the description of the Bank set forth under "Information Regarding the Bank" as well as the Bank's Offering Circular, attached as Annex I. See also "Description of Series A Preferred Shares--Automatic Exchange."

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the Series A Preferred Shares offered hereby are expected to be $50.0 million (assuming the Underwriters' over-allotment option is not exercised). Simultaneously with the consummation of the Offering, the Bank will purchase shares of Common Stock for a price equal to $63.0 million. The Company will use the aggregate proceeds of $113.0 million received in connection with both the Offering and the sale of shares of Common Stock to the Bank to purchase the Initial Portfolio from the Bank pursuant to the Mortgage Purchase Agreement to be executed at that time. See "Business and Strategy."

  If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments in the Offering, the Bank will purchase additional shares of Common Stock for a price equal to approximately
1.26 times the aggregate initial public offering price of such additional Series A Preferred Shares. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and shares of Common Stock to purchase additional Mortgage Loans of the types described in "Business and Strategy--Description of Designated Portfolio and Initial Portfolio." The Company expects that it will purchase any such additional Mortgage Loans within six months from the exercise by the Underwriters of their over-allotment option. Pending such purchase, the Company will invest such additional proceeds in mortgage-backed securities or short-term money market investments.

  Simultaneously with the consummation of the Offering, the Bank will also purchase additional shares of Common Stock for a price equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the Offering and all expenses incurred by the Company in connection with its formation and the offering of the Series A Preferred Shares (currently estimated by the Company to be approximately $2.9 million in the aggregate) in order to provide the Company with funds sufficient to pay such expenses. Simultaneously with the consummation of any sale of additional Series A Preferred Shares in connection with the exercise by the Underwriters of their over-allotment option, the Bank will also purchase additional shares of Common Stock for a price equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the exercise of such overallotment option in order to provide the Company with funds sufficient to pay such expenses.

  The following table illustrates the use of proceeds by the Company from the sale of the Series A Preferred Shares offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the sale of shares of Common Stock to the Bank described above.

   Gross proceeds from the Offering of Series A Preferred
   Shares.....................................................  $ 50,000,000
   Gross proceeds from the issuance of shares of Common Stock
   to the Bank................................................    65,900,000
   Public Offering Expenses:
      Underwriting commissions................................     1,745,000
      Other expenses of the formation and the Offering(1).....     1,155,000(1)
                                                                ============
   Net proceeds to be applied to the purchase of Mortgage
   Loans from the Bank........................................  $113,000,000
                                                                ============

--------
(1) Assumes that expenses incurred by the Company in connection with its formation and the Offering of the Series A Preferred Shares, other than underwriting commissions, are approximately $1.2 million. If such expenses are in excess of $1.2 million, the Bank will purchase additional shares of Common Stock for a purchase price equal to such excess.

  Neither the Bank nor any of its affiliates will receive any transaction fees upon completion of the Offering, including any advance payment in respect of servicing or advisory fees.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 16, 1997 (the date of the most recent audited financial statement of the Company) and as adjusted to reflect (i) the consummation of the Offering (assuming the Underwriters' over-allotment option is not exercised) and (ii) the transactions described in "The Formation--The Formation" and the use of the net proceeds therefrom as described under "Use of Proceeds."

                                                             DECEMBER 16, 1997
                                                            -------------------
                                                            ACTUAL AS ADJUSTED
                                                            ------ ------------
DEBT
    Total long-term debt...................................  $--   $        --
                                                             ----  ------------
STOCKHOLDERS' EQUITY
  Preferred Stock (4,000,000 authorized, none issued and
   outstanding; 4,000,000 shares authorized, 2,000,000
   shares issued and outstanding, as adjusted).............   --     50,000,000
  Common Stock par value $1.00 per share (1,000,000 shares
   authorized, 100 shares issued and outstanding; 500,000
   shares issued and outstanding, as adjusted).............   100       500,000
                                                             ----  ------------
  Additional paid-in capital...............................   --     62,500,000
                                                             ----  ------------
    Total stockholders' equity.............................   100   113,000,000
                                                             ----  ------------
TOTAL CAPITALIZATION.......................................  $100  $113,000,000
                                                             ====  ============

                             BUSINESS AND STRATEGY

GENERAL
  The Company's principal business objective is to acquire, hold and manage Mortgage Loans selected from the Designated Portfolio to create the Initial Portfolio that will generate net income for distribution to stockholders. The Company does not expect to be in the business of selling or trading Mortgage Loans. The Company will acquire the Initial Portfolio from the Bank for an aggregate purchase price of approximately $113.0 million. See "The Formation."

  In order to preserve its status as a REIT under the Code, substantially all of the assets of the Company will consist of Mortgage Loans and other qualified REIT real estate assets of the type set forth in Section 856(c)(6)(B) of the Code. See "Federal Income Tax Consequences."

DISTRIBUTIONS
  The Company currently expects to pay an aggregate amount of dividends with respect to its outstanding shares of capital stock equal to approximately 100% of the Company's REIT Taxable Income (excluding capital gains). The Company anticipates that none of the dividends on the Series A Preferred Shares and none or no material portion of the dividends on the Common Stock will constitute non-taxable return of capital.

  The Company's income will consist primarily of interest payments on the Mortgage Loans held by it. The Company anticipates that a majority of its Mortgage Loans will bear interest at rates which adjust periodically. If there is a decline in interest rates (as measured by the indices upon which the interest rates of the Mortgage Loans are based), then the Company will experience a decrease in income available to be distributed to its stockholders. In addition, in such an interest rate environment, the Company may experience an increase in prepayments on its Mortgage Loans and may find it more difficult to purchase additional Mortgage Loans bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares. In addition, certain Mortgage Loan products which the Company may purchase could allow borrowers in such an interest rate environment to convert an adjustable rate mortgage to a fixed rate mortgage, thus "locking in" a low fixed interest rate. Because the rate at which dividends are required to be paid on the Series A Preferred Shares is fixed, there can be no assurance that a declining interest rate environment would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

  Dividends will be declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors. Both the cash available for distribution and REIT Taxable Income of the Company will depend primarily upon the nature of the Initial Portfolio. Further, the weighted average rate will be 7.15% for fixed-rate Mortgage Loans and 7.25% for adjustable rate Mortgage Loans. If these Mortgage Loans remain outstanding over a 12 month period, they are expected to generate cash available for distribution of approximately $7.5 million, net of annual fees payable under the Advisory Agreement of $250,000 and annual fees payable under the Servicing Agreement (assuming no change in the aggregate principal balance of Mortgage Loans in the Initial Portfolio) of $423,750. Assuming the issuance of 2,000,000 Series A Preferred Shares in the Offering, the estimated cash available for distribution will be approximately $7.5 million, or $3.75 per share. Since the aggregate annual dividend payment on the Series A Preferred Shares will be $4.3 million, based on the foregoing, the Company anticipates that the balance of funds available for distribution to the Bank as the holder of the Common Stock will be $3.2 million. The Company currently intends to distribute an amount necessary to satisfy the dividend rate of 8.5% of the Series A Preferred Shares. If any excess cash remains available for distribution following payment of the dividends on the Series A Preferred Shares, the Company intends to distribute such cash in the form of dividends to the Bank as the holders of its common stock.

  Although there can be no assurances, because (i) the Mortgage Loans are interest bearing, (ii) the Series A Preferred Shares represent less than 50% of the Company's capitalization and (iii) the Company does not anticipate incurring any indebtedness, the Company currently expects that both its cash available for distribution and its REIT Taxable Income will be in excess of amounts needed to pay dividends on the Series A Preferred Shares. In particular, because the amount required to meet the dividend payments on the 8.5% Series A Preferred Shares, plus fees and expenses of approximately $700,000, totals $5 million, if the weighted average rate of interest on the Initial Portfolio declined to 4.42%, and thus only produced annual net earnings of $5 million, the Company would experience difficulty in meeting its obligations to pay the preferred dividend. Such cash flow restrictions could, if deemed appropriate by the Company's Board of Directors, be temporarily addressed by borrowings, although no current plans exist to do so.

  The estimate of cash available for distribution is being made solely for informational purposes and is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which the distribution was computed intended to be a basis for determining future distributions. There can be no assurance that any distributions will be made or that the estimated level of distributions will be maintained by the Company. Actual results of operations, economic conditions or other factors may differ materially from the assumptions used in the estimate. The Company's actual results of operations will be affected by a number of factors, including the revenue received from the Mortgage Loans, the operating expenses of the Company, the rate of repayment on the Mortgage Loans in the Initial Portfolio and the Company's ability to acquire Mortgage Loans in the future with rates sufficient to generate similar revenue.

  Federal income tax law requires that a REIT distribute annually at least 95% of its REIT Taxable Income. See "Federal Income Tax Consequences -- Taxation of the Company." The amount of distribution on an annual basis necessary to maintain the Company's REIT status based on pro forma taxable income of the Company for the twelve months ended December 31, 1998 is expected to be approximately $7.5 million, which will be used to pay the $2.125 per share stated dividend on the Series A Preferred Shares, with the remainder expected to be paid as dividends on the Company's common stock. The estimated cash available for distribution is anticipated to be in excess of the annual distribution requirements applicable for REITs. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to satisfy such distribution requirements. For a discussion of the tax treatment of distributions to holders of the Series A Preferred Shares, see "Federal Income Tax Consequences."

  There are several limitations which restrict the Company's ability to pay dividends on the Common Stock, none of which should adversely affect either the ability of the Company to pay dividends in respect of the Series A Preferred Shares or the ability of the Company to maintain its status as a REIT. First, under the Company's current dividend policy, the Company may not make any distribution in respect of the Common Stock with respect to any year to the extent that, after taking into account such proposed distribution, total cash or property distributions on the Company's outstanding shares of preferred stock and Common Stock with respect to that year would exceed 105% of the Company's REIT Taxable Income (excluding capital gains) for that year plus net capital gains of the Company for that year. This policy regarding the limitations on payment of dividends in respect of Common Stock may not be modified without the approval of a majority of the Independent Directors.

  Second, if the Company fails to declare and pay full dividends on the Series A Preferred Shares in any dividend period, the Company may not make any dividend or other distributions with respect to the Common Stock until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period. See "Description of Series A Preferred Shares--Dividends."

  Third, Michigan law provides that no dividends (as well as other distributions) may be paid on the capital stock of the Company if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

  The OTS prompt corrective action regulations prohibit thrift institutions such as the Bank from making "capital distributions" (defined to include a transaction that the OTS or FDIC determines, by order or regulation, to be "in substance a distribution of capital") unless the institution is at least "adequately capitalized" after the distribution. There can be no assurances that either the OTS or the FDIC would not seek to restrict the Company's payment of dividends on the Series A Preferred Shares under this provision if the Bank were to fail to maintain its status as "adequately capitalized." Currently, an institution is considered "adequately capitalized" if it has a leverage (or core capital) ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. At September 30, 1997, the Bank's core capital (or leverage) ratio was 5.95%, Tier 1 risk-based capital ratio was 10.88% and total risk-based capital ratio was 11.25%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would be 7.61%, 13.94% and 14.29%, respectively.

  In addition, an Exchange Event may take place under circumstances in which the Bank will not be considered "adequately capitalized" for purposes of the OTS prompt corrective action regulations. Thus, at the time of the Automatic Exchange, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. Further, the Bank's ability to pay dividends on the Bank Preferred Shares following the Automatic Exchange also would be subject to various restrictions under OTS regulations and resolution of the Bank's board of directors. See "Information Regarding the Bank--Risk Factors--The Company's Payment of Dividends or its Operations Could be Subject to Regulatory Restriction Because of its Affiliation with the Bank." In the event that the Bank did pay dividends on the Bank Preferred Shares, such dividends would be paid out of the Bank's capital surplus.

  Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, regulatory authorities will have the authority to issue an order which restricts the ability of the Company to make dividend payments to its stockholders.

LIQUIDITY AND CAPITAL RESOURCES
  The Company's principal liquidity need will be to fund the acquisition of additional Mortgage Loans as Mortgage Loans held by the Company are repaid. The acquisition of such additional Mortgage Loans will be funded with the proceeds of principal repayments received by the Company on its portfolio of Mortgage Loans. The Company does not anticipate that it will have any other material capital expenditures. The Company believes that cash generated from the payment of interest and principal on its Mortgage Loan portfolio will provide sufficient funds to meet both operating requirements and payment of dividends by the Company in accordance with the REIT Requirements for the foreseeable future.

GENERAL DESCRIPTION OF MORTGAGE LOANS; INVESTMENT POLICY
  The Company may from time to time acquire both conforming and nonconforming Mortgage Loans consistent with its primary investment objective to acquire Mortgage Loans primarily for income. Conforming Mortgage Loans comply with the requirements for inclusion in a loan guarantee program sponsored by either the FHLMC or FNMA. Under current regulations, the maximum principal balance allowed on conforming Mortgage Loans ranges from $214,600 for one-unit residential loans to $442,450 for four-unit residential loans. Nonconforming Mortgage Loans are residential Mortgage Loans that do not qualify in one or more respects for purchase by FNMA or FHLMC under their standard programs solely because they exceed FHLMC or FNMA guidelines for the dollar limit of such loans. The Company expects that approximately 65% of the Mortgage Loans it purchases in the Initial Portfolio will be nonconforming solely because of the large size of the loan. All of the Company's Mortgage Loans satisfy the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

  Each Mortgage Loan will be evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single-family (one- to four-unit) residential properties. Residential real estate properties underlying Mortgage Loans consist of individual dwelling units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses.

  The Company currently expects that approximately 70% of the Mortgage Loans to be acquired by it will be adjustable rate Mortgage Loans and that approximately 30% of the Mortgage Loans will be fixed rate Mortgage Loans.

ACQUISITION OF INITIAL PORTFOLIO

  Simultaneously with the consummation of the Offering, the Company will acquire the Initial Portfolio from Mortgage Loans owned by the Bank and contained in the Designated Portfolio. The Company will undertake to select Mortgage Loans for the Initial Portfolio in the same proportion and containing the same risks and characteristics as the Mortgage Loans in the Designated Portfolio described herein. Upon consummation of the Offering, the Company will acquire the Initial Portfolio pursuant to the terms of a Mortgage Loan Purchase and Warranties Agreement (the "Mortgage Purchase Agreement") that it will enter into at that time with the Bank. Each Mortgage Loan will be identified in a schedule appearing as an exhibit to the Mortgage Purchase Agreement (a "Mortgage Loan Schedule") and will have been obtained from the Designated Portfolio, provided it had not become disqualified. The Mortgage Loan Schedule will specify, among other things, with respect to each Mortgage
Loan: the interest rate or interest rate formula and current interest rate, the original principal amount and the unpaid principal balance as of the purchase date, the monthly payment, maturity date, mortgagor, type of mortgaged property, and location of the mortgaged property.

  In addition, the Bank will deliver or cause to be delivered to the Company the mortgage note with respect to each Mortgage Loan (together with all amendments and modifications thereto) endorsed in blank, the original or certified copy of the mortgage (together with all amendments and modifications thereto) with evidence of recording indicated thereon, if available, and an original or certified copy of an assignment of the mortgage in recordable form. Such documents will initially be held by the Bank, acting as custodian for the Company. Although the Company will have the right to record the assignments of mortgage at any time, it does not currently anticipate doing so. The Company believes that maintaining record title of the Mortgage Loans in the name of the Bank will facilitate the servicing of the Mortgage Loans. Once the assignments of mortgage are recorded, the Company's lien on the mortgaged properties will date back to the date of the original mortgages and rank ahead of any intervening mortgages granted by the borrowers.

  The Bank will make certain customary representations and warranties with respect to the Mortgage Loans in the Initial Portfolio for the benefit of the Company, including, among other things: (i) the information provided with respect to the Mortgage Loans is correct in all material respects; (ii) each Mortgage Loan is subject to a valid first lien subject only to the lien for current real property taxes and assessments not yet due and payable, generally acceptable covenants, conditions, restrictions, rights of way, easements and other matters of public record present at the time of origination and other common matters; (iii) the validity of the mortgage documents; (iv) all required payments have been made; and (v) each Mortgage Loan complies with applicable federal and state laws, including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, fair housing, equal credit opportunity and disclosure laws. See "--Description of Designated Portfolio and Initial Portfolio." The Bank will be obligated to repurchase any Mortgage Loan sold by it to the Company as to which there is a material breach of any such representation or warranty, unless the Bank elects to substitute a qualified Mortgage Loan for such Mortgage Loan. The Bank will also indemnify the Company for damages or costs resulting from any such breach. The repurchase price for any such Mortgage Loan will be its outstanding principal amount plus accrued and unpaid interest on the date of repurchase plus any premium paid by the Company. In addition, under the terms of the Mortgage Purchase Agreement, the Company will acquire, in addition to the Mortgage Loans included in the Initial Portfolio, (i) all amounts, including payments of principal and interest (other than payments of principal and interest due on or before February 23, 1998), held in one or more accounts maintained for the benefit of or in the name of the Company pursuant to the Servicing Agreement and (ii) all insurance policies relating to the Mortgage Properties and the proceeds thereof. See "--Servicing."

MANAGEMENT POLICIES AND PROGRAMS

  The Board of Directors has adopted the following policies to guide administration of the Company and the Bank with respect to the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. Except as specifically noted, each of the following policies or programs of the Company may be changed by action of the Board without the specific approval of the Independent Directors.

The changes requiring Independent Director approval are primarily related to the maintenance of the qualification of the Company as a REIT and the creation of additional classes of preferred stock. See "Description of Series A Preferred Shares--Independent Director Approval." See also "--Dividend Policy." Notwithstanding this oversight, in performing its duties the Bank has a high degree of autonomy.

  Asset Acquisition and Disposition Policies. Subsequent to the acquisition of the Initial Portfolio, the Company anticipates that it will from time to time purchase additional Mortgage Loans from the Bank, although Mortgage Loans may be acquired from unaffiliated third parties, out of proceeds received in connection with the repayment or disposition of Mortgage Loans or the issuance of additional shares of Common Stock and preferred stock. The Company anticipates that additional Mortgage Loans purchased from the Bank or its affiliates will be purchased on terms that are substantially identical to those that could be obtained by the Company if such additional Mortgage Loans were purchased from third parties unaffiliated with the Company. While the Company's officers will initiate preparation of any such agreements, the ultimate responsibility for the negotiation and approval of such transactions is that of the Company's Board of Directors, including the Independent Directors. As stated below, the Board of Directors intends to enter into such transactions on terms and conditions which conform to those available generally from unaffiliated parties. See "--Conflict of Interest Policies."

  The Company currently anticipates that additional Mortgage Loans acquired by the Company will be of the types described in "--Description of Designated Portfolio and Initial Portfolio," although if the Bank develops additional Mortgage Loan products, the Company may purchase such additional types of Mortgage Loans. The Company currently anticipates that it will not acquire the right to service any Mortgage Loan it acquires in the future and that the Bank or an affiliate of the Bank will act to service such additional Mortgage Loans. The Company anticipates that any servicing arrangement that it enters into in the future with the Bank will contain fees and other terms that would be substantially equivalent to those that would be contained in servicing arrangements entered into with third parties unaffiliated with the Company.

  The Company currently intends to maintain its entire portfolio of assets in Mortgage Loans. The Company's current policy prohibits the acquisition of any Mortgage Loan which (i) is delinquent in the payment of principal or interest at the time of proposed acquisition; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest.

  The Company may choose, at any time subsequent to its acquisition of any Mortgage Loan, to require the Bank to dispose by sale to a third party any Mortgage Loan, for any reason, including as a result of such mortgage loan becoming Classified or being placed in Nonaccrual Status or having been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest.

  Capital and Leverage Policies. To the extent that the Board of Directors determines that additional funding is required, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of at least 95% of its REIT Taxable Income and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods.

  The Company will have no debt outstanding following consummation of the Offering, and the Company does not currently intend to incur any indebtedness. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of debt, funded or otherwise, the Company might incur. Notwithstanding the foregoing, the Company may not, without the approval of a majority of the Independent Directors, incur debt for borrowed money other than debt not in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of all outstanding preferred stock and Common Stock of the Company. Any such debt incurred may include intercompany advances made by the Bank to the Company.

  The Company may also issue additional series of preferred stock. However, the Company may not issue additional shares of preferred stock senior to the Series A Preferred Shares without the consent of holders of at least two-thirds of the outstanding Series A Preferred Shares at that time, voting as a single class, and the

Company may not issue additional shares of preferred stock on a parity with the Series A Preferred Shares without the approval of a majority of the Company's Independent Directors. The Company does not currently intend to issue any additional series of preferred stock unless it simultaneously issues additional Common Stock to the Bank and the proceeds to be received from the issuance of the Common Stock are approximately equal to the aggregate offering price of such additional preferred stock plus the Company's expenses (including underwriting commissions or placement fees) in connection with the issuance of such additional shares of preferred stock. It is currently anticipated that the Company will issue additional shares of preferred stock if such issuance would provide the Bank with the most cost-effective means of raising capital for bank regulatory purposes at the time. See "The Formation-- Benefits to the Bank."

  Credit Risk Management Policies. The Company expects that each Mortgage Loan acquired from the Bank or one of its affiliates in the future will be a whole loan, will represent a first lien position and will be originated by the Bank or such affiliate in the ordinary course of its real estate lending activities based on the underwriting standards generally applied (at the time of origination) for its own account by the Bank or the affiliate of the Bank which originated the Mortgage Loan. See "--Description of Designated Portfolio and Initial Portfolio--Underwriting Standards." The Company also expects that all Mortgage Loans held by the Company will be serviced pursuant to the Servicing Agreement, which requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by the Company and with FNMA and FHLMC guidelines and procedures.

  Conflict of Interest Policies. Because of the nature of the Company's relationship with the Bank and its affiliates, it is likely that conflicts of interest will arise with respect to certain transactions, including, without limitation, the Company's transactions in Mortgage Loans with the Bank, Flagstar or their respective affiliates and the modification of the Advisory Agreement or the Servicing Agreement. It is the Company's policy that the terms of any financial dealings with the Bank, Flagstar and their respective affiliates will be consistent with those available from third parties in the mortgage lending industry. In addition, neither the Advisory Agreement nor the Servicing Agreement may be modified or terminated without the approval of a majority of the Independent Directors.

  Conflicts of interest between the Company and the Bank and its affiliates may also arise in connection with making decisions that bear upon the credit arrangements that the Bank or one of its affiliates may have with a mortgagor under a Mortgage Loan. Conflicts could also arise in connection with actions taken by the Bank as a controlling person in the Company. It is the intention of the Company, the Bank and Flagstar that any agreements and transactions between the Company, on the one hand, and Flagstar, the Bank or their affiliates, on the other hand, including without limitation the Mortgage Purchase Agreement and Servicing Agreement, are fair to all parties and are consistent with market terms for such types of transactions. The Servicing Agreement provides that (i) foreclosures and dispositions of the Mortgage Loans are to be performed with a view to maximizing the recovery by the Company as owner of the Mortgage Loans and (ii) the Bank shall service the Mortgage Loans solely with a view toward the interests of the Company, and without regard to the interests of the Bank or its affiliates. The requirement in the Certificate of Designation establishing the Series A Preferred Shares that actions of the Company to agree to modifications of the Mortgage Purchasing Agreement, the Servicing Agreement or the Advisory Agreement be approved by a majority of the Independent Directors is intended by the Company to give greater assurance of fair dealings between the Company on the one hand and Flagstar, the Bank and their respective affiliates on the other hand. However, there can be no absolute assurance that any such agreement or transaction will in all circumstances be on terms as favorable to the Company as would have been obtained from unaffiliated third parties.

  There are no provisions in the Company's Articles of Incorporation limiting any officer, director, security holder or affiliate of the Company from having any direct or indirect pecuniary interest in any Mortgage Loan to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or from engaging in acquiring, holding and managing Mortgage Loans. As described herein, it is expected that the Bank and its affiliates will have direct interests in transactions with the Company (including without limitation the sale of Mortgage Loans to the Company). However, it is not currently anticipated that any of the officers or directors of the Company will have any interests in such Mortgage Loans.

  Year 2000 Issues. The Company is aware of the issues associated with the programming code in current computer systems as the year 2000 approaches. While there is significant uncertainty in the computer software industry and among software users as to the calculation of the actual impact of the change from the 20th to the 21st century, it is clear that the potential cost to the Company of problems of this sort among its records, which will be maintained by the Bank, and among the records of its customers and suppliers could be significant. The Bank will pursuant to the Advisory Agreement maintain the records of the Company, including its computerized records, and will ultimately be responsible for addressing any issues related to this problem. The Bank has informed the Company that it is subject to comprehensive supervision by federal bank regulators, which agencies have imposed clear requirements for addressing the year 2000 problem upon the Bank. The Bank has further informed the Company that it believes that it has taken or will take all steps necessary to mitigate any material consequences from this potential problem. As such, the Company intends to monitor the evolution of the problem as the year 2000 approaches.

  Other Policies. The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend (i) to invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) to underwrite securities of other issuers, (iii) to actively trade in loans or other investments, (iv) to offer securities in exchange for property or (v) to make loans to third parties, including, without limitation, officers, directors or other affiliates of the Company. The Company may, under certain circumstances, purchase the Series A Preferred Shares and other shares of its capital stock in the open market or otherwise, provided, however, that the Company may not redeem or repurchase any shares of its Common Stock for so long as any Series A Preferred Shares are outstanding without the approval of a majority of the Independent Directors. The Company has no present intention to repurchase any shares of its capital stock, and any such action would be taken only in conformity with applicable federal and state laws and regulations and the requirements for qualifying as a REIT.

  The Company intends to publish and distribute to stockholders, in accordance with Exchange Act rules, annual reports containing financial statements prepared in accordance with generally accepted accounting principles and certified by the Company's independent public accountants. The Certificate of Designation establishing the Series A Preferred Shares provides that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

  The Company currently intends to make investments and operate its business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause the Board of Directors, subject to approval by a majority of Independent Directors, to determine that it is in the best interests of the Company and its stockholders to revoke its REIT status.

DESCRIPTION OF DESIGNATED PORTFOLIO AND INITIAL PORTFOLIO

  Information with respect to the Mortgage Loans in the Designated Portfolio is presented as of January 16, 1998. The composition of the Initial Portfolio actually purchased by the Company contemporaneously with the consummation of the Offering will differ from the description of the Designated Portfolio only to the extent it is discovered prior to the consummation of the Offering that a Mortgage Loan included in the Designated Portfolio described herein (i) is delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or
(c) renegotiated due to financial deterioration of the borrower; (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest; or (iv) has failed to make the initial monthly payment on a timely basis. In such event, a Mortgage Loan similar in aggregate outstanding principal balance and product type will be substituted for such non-purchased Mortgage Loan.

  The Designated Portfolio was assembled by the Bank based upon the development of criteria intended to reflect current market conditions and be generally representative of the type of residential loans contained in the Bank's portfolio of loans receivable with respect to fixed versus variable rates, loan to value ratios, geographic distributions, and principal amounts, although no representation is made that the Designated Portfolio mirrors in any or all respects the assets of the Bank. In particular, excluded from the Designated Portfolio are loans not secured by residential properties and those that are delinquent or in default. In an effort to reduce the likelihood of prepayments, the Designated Portfolio also excludes older loans or those with interest rates significantly higher than such Portfolio's weighted average rate.

  References herein to percentages of Mortgage Loans included in the Initial Portfolio refer in each case to the percentage of the aggregate outstanding principal balance of the Mortgage Loans in the Designated Portfolio as of January 16, 1998, based on the outstanding principal balances of such Mortgage Loans as of such date, after giving effect to scheduled monthly payments due on or prior to such date, whether or not received.

  The detailed information set forth in this Prospectus applies only to the Designated Portfolio, and the Company's portfolio of Mortgage Loans in the future may not have all of the characteristics described below.

  General. The Designated Portfolio contains 677 Mortgage Loans. On January 16, 1998, the Mortgage Loans included in the Designated Portfolio had an aggregate outstanding principal balance of $131.0 million.

  Substantially all of the Mortgage Loans included in the Designated Portfolio are whole loans, represent first lien positions, have been originated or purchased and underwritten in conformity with standards generally applied by the Bank in the normal course of its business at the time the Mortgage Loans were originated. In general, substantially all the loans originated by the Bank satisfy FNMA and FHLMC guidelines for sale in the secondary market, except that the initial loan amount of certain Mortgage Loans may exceed the maximum allowable loan amount.

  All of the Mortgage Loans included in the Designated Portfolio were originated during 1997 and 1998, and have original terms to stated maturity of either 15 or 30 years. As of January 16, 1998, the average outstanding principal balance of a Mortgage Loan was $193,515. The weighted average number of months since origination of the Mortgage Loans included in the Designated Portfolio (calculated as of January 16, 1998) was less than three months. The weighted average Loan-to-Value Ratio (defined below) of the Mortgage Loans in the Designated Portfolio was 72.35%; however, 13.38% of the Mortgage Loans have Loan-to-Value Ratios of greater than 80%. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the underlying mortgaged property and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property. Substantially all Mortgage Loans included in the Designated Portfolio have mortgage notes which contain "due-on-sale" provisions.

  None of the Mortgage Loans included in the Designated Portfolio (i) is delinquent in the payment of principal or interest as of January 16, 1998;
(ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; (iii) was, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest; or (iv) has failed to make the initial monthly payment on a timely basis. If, prior to the acquisition of the Initial Portfolio, any Mortgage Loan included in the description of the Designated Portfolio herein falls within any of the foregoing categories, the Company will not purchase such Mortgage Loan but will instead purchase a Mortgage Loan similar in aggregate outstanding principal balance and product type which does not fall into any of these categories.

  The following types of Mortgage Loan products, each of which is more fully described below, are included in the Designated Portfolio and are expected to be included in the Initial Portfolio: Three-Year ARM, Five-Year ARM, Seven-Year ARM, 15-year and 30-year fixed rate Mortgage Loans. All of these loans are secured by one- to four-family residential properties.

  The following table sets forth certain information with respect to each type of Mortgage Loan included in the Designated Portfolio as of January 16, 1998:

                         TYPE OF MORTGAGE LOAN PRODUCT

                                                        PERCENTAGE OF  WEIGHTED
                                 NUMBER OF  AGGREGATE    DESIGNATED    AVERAGE
                                 MORTGAGE   PRINCIPAL     PORTFOLIO   REMAINING
              TYPE                 LOANS     BALANCE    BY AGGREGATE     TERM
              ----               --------- ------------ ------------- ----------
Fixed Rate......................    365    $ 40,631,650      31.0%    290 months
Three-Year ARM..................    134      40,203,612      30.7%    357 months
Five-Year ARM...................     86      25,335,279      19.3%    357 months
Seven-Year ARM..................     92      24,839,175      19.0%    358 months
                                    ---    ------------     -----
  Totals........................    677    $131,009,716     100.0%
                                    ===    ============     =====

  Of the Mortgage Loans included in the Designated Portfolio, approximately 30% bear interest at fixed rates. The interest rates of the fixed rate Mortgage Loans included in the Designated Portfolio range from 6.75% per annum to 7.75% per annum. The weighted average interest rate of the fixed rate Residential Mortgage Loans included in the Designated Portfolio is approximately 7.15% per annum. The following tables contain certain additional data with respect to the interest rates and terms of the fixed rate Mortgage Loans included in the Designated Portfolio as of January 16, 1998:

                  INTEREST RATE OF FIXED RATE MORTGAGE LOANS

                                                                   PERCENTAGE OF
                                                                    DESIGNATED
                                                                   PORTFOLIO BY
                                    NUMBER OF  AGGREGATE  WEIGHTED   AGGREGATE
             INTEREST               MORTGAGE   PRINCIPAL  AVERAGE    PRINCIPAL
               RATE                   LOANS     BALANCE     RATE      BALANCE
             --------               --------- ----------- -------- -------------
6.75--6.99.........................     81    $ 8,484,875   6.81%       6.5%
7.00--7.249........................    129     14,368,497   7.07%      11.0%
7.25--7.499........................    105     11,619,949   7.30%       8.9%
7.50--7.749........................     49      5,594,329   7.54%       4.2%
7.75--7.99.........................      1        564,000   7.75%       0.4%
                                       ---    -----------   ----       ----
  Totals...........................    365    $40,631,650   7.15%      31.0%
                                       ===    ===========   ====       ====

                  ORIGINAL TERM OF FIXED RATE MORTGAGE LOANS

                                                                   PERCENTAGE OF
                                                                    DESIGNATED
                                                          WEIGHTED   PORTFOLIO
                                    NUMBER OF  AGGREGATE  AVERAGE  BY AGGREGATE
           ORIGINAL TERM            MORTGAGE   PRINCIPAL  ORIGINAL   PRINCIPAL
            (IN MONTHS)               LOANS     BALANCE     TERM      BALANCE
           -------------            --------- ----------- -------- -------------
121--181...........................    165    $15,631,122    180       11.9%
301--361...........................    200     25,000,528    360       19.1%
                                       ---    -----------  -----       ----
  Totals...........................    365    $40,631,650  290.3       31.0%
                                       ===    ===========  =====       ====

  Of the Mortgage Loans included in the Designated Portfolio, approximately 70% bear interest at adjustable rates. The interest rates on the "adjustable rate mortgages" or "ARMs" contained in the Initial Portfolio are, in the case of the Three-Year ARMs, Five-Year ARMs and Seven-Year ARMs, tied to the Treasury Index, and, in both cases, adjust periodically. ARMs are typically subject to limitations on lifetime interest rates as well as periodic interest rate adjustments. The current interest rates of the Mortgage Loans included in the Designated Portfolio that are ARMs ranged from 6.00% per annum to 8.50% per annum as of January 16, 1998. As of such date, the weighted average current interest rate of the Mortgage Loans included in the Designated Portfolio that are ARMs was approximately 7.25% per annum. The following table contains certain additional data as of January 16, 1998 with respect to the interest rates of the Mortgage Loans included in the Designated Portfolio that are ARMs:

            CURRENT INTEREST RATE OF ADJUSTABLE RATE MORTGAGE LOANS

                                                                   PERCENTAGE OF
                                                                    DESIGNATED
                                                                     PORTFOLIO
              CURRENT               NUMBER OF  AGGREGATE  WEIGHTED BY AGGREGATE
             INTEREST               MORTGAGE   PRINCIPAL  AVERAGE    PRINCIPAL
               RATE                   LOANS     BALANCE     RATE      BALANCE
             --------               --------- ----------- -------- -------------
6.0 --6.249%.......................      2    $   621,247   6.08%       0.5%
6.25--6.499........................      1        235,119   6.38%       0.2%
6.50--6.749........................     11      2,770,218   6.61%       2.1%
6.75--6.999........................     27      7,645,050   6.83%       5.8%
7.00--7.249........................     92     26,333,730   7.05%      20.1%
7.25--7.499........................     95     27,653,926   7.30%      21.1%
7.50--7.749........................     63     18,457,533   7.55%      14.1%
7.75--7.999........................     15      4,852,547   7.78%       3.7%
8.00--8.249........................      4        937,279   8.00%       0.7%
8.25--8.499........................      1        600,252   8.25%       0.5%
8.50--8.749........................      1        271,165   8.50%       0.2%
                                       ---    -----------   ----       ----
  Totals...........................    312    $90,378,066   7.25%      69.0%
                                       ===    ===========   ====       ====

  "Gross Margin," with respect to a Mortgage Loan that is an ARM, means the applicable fixed percentage which, when added to the applicable index, results in the current interest rate paid by the borrower of such Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate Mortgage Loans.

  The following table sets forth certain additional data as of January 16, 1998 with respect to the Gross Margins of the Mortgage Loans included in the Designated Portfolio that are ARMs:

                        GROSS MARGIN ON MORTGAGE LOANS

                                                                 PERCENTAGE OF
                                                                  DESIGNATED
                                         NUMBER OF  AGGREGATE    PORTFOLIO BY
              GROSS MARGIN               MORTGAGE   PRINCIPAL      AGGREGATE
                BALANCE                    LOANS     BALANCE   PRINCIPAL BALANCE
              ------------               --------- ----------- -----------------
2.50--3.00..............................    312    $90,378,066       69.0%

  The interest rate of each ARM loan included in the Designated Portfolio adjusts at the times (each, a "Rate Adjustment Date") and in the manner described below subject to lifetime interest rate caps, to minimum interest rates and to maximum annual interest rate increases or decreases, each as specified in the mortgage note relating to the ARM. Information set forth below regarding interest rate caps and minimum interest rates applies to the Designated Portfolio and is intended to apply to the Initial Portfolio in a similar manner. Mortgage Loans purchased by the Company after consummation of the Offering may be subject to different interest rate caps and minimum interest rates.

  Each ARM bears interest at its initial interest rate until its first Rate Adjustment Date. Effective with each Rate Adjustment Date, the monthly principal and interest payment on most of the adjustable rate Mortgage Loans included in the Designated Portfolio and the Initial Portfolio will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such Mortgage Loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. All of the Mortgage Loans included in the Designated Portfolio and the Initial Portfolio allow the mortgagor to prepay at any time some or all of the outstanding principal balance of the Mortgage Loan without fee or penalty.

  Three-Year ARM. The interest rate with respect to a Three-Year ARM is fixed at an initial rate for the first 36 monthly payments and adjusts annually thereafter on the date specified in the related mortgage note to a rate equal to the then-current Treasury Index (defined below) plus the Gross Margin set forth in such mortgage note, subject to a maximum annual interest rate increase or decrease of 2%, a lifetime interest rate cap equal to the initial interest rate with respect to such Mortgage Loan plus 6% and to a minimum interest rate no less than the Gross Margin. The sum of the Treasury Index and the Gross Margin is rounded upwards to the nearest 0.125%. The "Treasury Index" with respect to each Three-Year ARM is the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication, or as reported by any Federal Reserve Bank or by any U.S. Government department or agency and made available to the Bank. Should the Treasury Index not be published or become otherwise unavailable, the Bank will select a comparable alternative index over which it has no control and which is publicly available.

  Five-Year ARM. The interest rate with respect to each Five-Year ARM is fixed at an initial rate for the first 60 monthly payments and adjusts annually thereafter on the date specified in the related mortgage note to a rate equal to the then-current Treasury Index (defined below) plus the Gross Margin set forth in such mortgage note, subject to a maximum annual interest rate increase or decrease of 2%, a lifetime interest rate limitation equal to the initial interest rate with respect to such Mortgage Loan plus 6% and a minimum interest rate no less than the Gross Margin. The sum of the Treasury Index and the Gross Margin is rounded upwards to the nearest 0.125%. The "Treasury Index" with respect to each Five-Year ARM is the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication, or as reported by any Federal Reserve Bank or by any U.S. Government department or agency and made available to the Bank. Should the Treasury Index not be published or become otherwise unavailable, the Bank will select a comparable alternative index over which it has no control and which is publicly available.

  Seven-Year ARM. The interest rate with respect to each Seven-Year ARM is fixed at an initial rate for the first 84 monthly payments and adjusts annually thereafter on the date specified in the related mortgage note to a rate equal to the then current Treasury Index (defined below) plus the Gross Margin set forth in such mortgage note, subject to a maximum annual interest rate increase or decrease of 2%, a lifetime interest rate cap equal to the initial interest rate with respect to such Residential Mortgage Loan plus 6% and to a minimum no less than the Gross Margin. The sum of the Treasury Index and the Gross Margin is rounded upwards to the nearest 0.125%. The "Treasury Index" with respect to each Seven-Year ARM is the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication, or as reported by any Federal Reserve Bank or by any U.S. Government department or agency and made available to the Bank. Should the Treasury Index not be published or become otherwise unavailable, the Bank will select a comparable alternative index over which it has no control and which is publicly available.

  Fixed Rate Loans. The fixed rate Mortgage Loans which are included in the Designated Portfolio and the Initial Portfolio or may be purchased by the Company will generally have original terms to stated maturity of 15 or 30 years. The interest rates of these Mortgage Loans are fixed prior to origination. The monthly principal and interest payment is calculated to fully amortize the initial outstanding principal balance of such Mortgage Loan to its stated maturity. The interest rates of the fixed rate Mortgage Loans included in the Designated Portfolio range from 6.75% per annum to 7.75% per annum. The weighted average interest rate of the fixed rate Mortgage Loans included in the Initial Portfolio was approximately 7.15% per annum. The fixed rate Mortgage Loans will be conventional, conforming loans originated according to the guidelines established by FNMA or FHLMC, except that the Initial Portfolio may contain Mortgage Loans that are otherwise conforming loans except that the initial principal balance of the Mortgage Loan exceeds the $214,600 maximum loan amount allowed under such guidelines (i.e., so-called "jumbo loans").

  Underwriting Standards. The Mortgage Loans in the Designated Portfolio have been acquired on a basis consistent with secondary market standards or originated in accordance with the Bank's underwriting standards. In general, substantially all the loans originated by the Bank satisfy FHLMC and FNMA guidelines, except that the initial loan amount of certain Mortgage Loans may exceed the maximum allowable loan amount. FNMA and FHLMC loans are, in 1997, limited to a maximum of $214,600 (to increase to $227,150 in 1998). Approximately 65% of the Mortgage Loans in the Designated Portfolio exceed such amount.

  All mortgage loans originated or acquired by the Bank, whether through its retail loan origination offices or through its wholesale or correspondent networks, must satisfy the Bank's underwriting standards. The Bank permits a few originating correspondent lenders operating under the Bank's delegated underwriting program to perform initial underwriting reviews. The Bank employs an automated underwriting process on most loans that is based upon data provided through the Bank's initial loan data entry software and is available from FNMA through its Desktop Underwriter(TM) software and from FHLMC through its Loan Prospector(TM) software. This process incorporates credit scoring and an appraisal evaluation system, which in turn employs rules-based and statistical technologies to evaluate the borrower, property and the sale of the loan in the secondary market. This process is intended to reduce processing and underwriting time, to improve overall loan approval productivity, to improve credit quality and to reduce potential investor repurchase requests. Approximately one-third of loans underwritten by the Bank are initially underwritten on a contractual basis by mortgage insurance companies, in their capacity as contract underwriters. The contract underwriter may be required to repurchase loans that are determined not to be in compliance with such underwriting criteria.

  Loans underwritten directly by the Bank are subject to a complete review of all information prior to loan approval. This process involves the transfer of loan data to the Bank by wholesalers or correspondents using loan data entry software provided by the Bank plus certain other physical documentation or through the physical transfer of loan files to the Bank. Further, the Bank has introduced the use of video-based computer technology, known as LIVE(R), to expedite the loan approval process by allowing its underwriters to conduct face-to-face interviews with loan applicants using personal computers with cameras mounted on them. This equipment is installed and can be used on an as-needed or pre-scheduled basis in the offices of certain mortgage brokers.

  Geographic Distribution. Approximately 23.8% and 16.7% of the residential real estate properties underlying the Mortgage Loans included in the Designated Portfolio are located in California and Michigan, respectively. Consequently, these Mortgage Loans may be subject to a greater risk of default than other comparable Mortgage Loans in the event of adverse economic, political or business developments and natural hazards in California and Michigan that may affect the ability of residential property owners in California and Michigan to make payments of principal and interest on the underlying mortgages. Standard hazard insurance required to be maintained with respect to Mortgage Loans held by the Company may not protect the Company against losses occurring from tornados and other natural disasters. Consequently, in the event of a natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected as the Company will not maintain special hazard insurance to protect against such losses.

  Loan-to-Value Ratios; Insurance. All of the Mortgage Loans in the Designated Portfolio having Loan-to-Value Ratios of greater than 80%, which comprise 13.38% of the Designated Portfolio, are insured under primary mortgage guaranty insurance policies. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the underlying mortgaged property and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each Mortgage Loan in an amount equal to the maximum insurable value of the improvements securing such Mortgage Loan or the principal balance of such Mortgage Loan, whichever is less. If the residential real estate property underlying a Mortgage Loan is located in a flood zone, such Mortgage Loan may also be covered by a flood insurance policy as required by law. No mortgagor bankruptcy insurance will be maintained by the Company with respect to the Mortgage Loans in the Initial Portfolio, nor will any Mortgage Loan be insured by the Federal Housing Administration or guaranteed by the Veterans Administration. The Company will not maintain any special hazard insurance policy with respect to any Mortgage Loan which could mitigate damages caused by any natural disaster. In addition, the standard hazard insurance required to be maintained with respect to Mortgage Loans does not protect the Company against losses occurring from natural disasters. In the event of any such natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected.

SERVICING

  The Mortgage Loans included in the Initial Portfolio will be sold to the Company by the Bank on a servicing retained basis. The Bank will service the Mortgage Loans included in the Initial Portfolio pursuant to the terms of the Servicing Agreement and will receive an annual servicing fee with respect to each Mortgage Loan serviced for the Company of 0.375% of the outstanding principal balance of such Mortgage Loans.

  The Servicing Agreement requires the Bank to service the Company's Mortgage Loans in a manner generally consistent with accepted secondary market practices, with any servicing guidelines promulgated by the Company and with FNMA and FHLMC guidelines and procedures. Further, the Servicing Agreement requires the Bank to service the Mortgage Loans solely with a view toward the interests of the Company, and without regard to the interests of the Bank or its affiliates. The Bank will collect and remit principal and interest payments, administer mortgage escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the Mortgage Loans it services. The Bank will also provide accounting and reporting services required by the Company for such Mortgage Loans. The Bank must follow such collection procedures as are customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with servicing guidelines promulgated by the Company. The Bank may, in its discretion, arrange with a defaulting borrower a schedule for the liquidation of delinquencies, provided that no primary mortgage guarantee insurance coverage is adversely affected. The Bank may also be directed by the Company, at any time during the servicing process, to dispose by sale to a third party of any Mortgage Loan which becomes Classified, placed in Nonaccrual Status or which has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal and interest.

  The Bank may from time to time subcontract all or a portion of its servicing obligations under the Servicing Agreement to one or more of its affiliates or, subject to approval of a majority of the Independent Directors, may subcontract all or a portion of its obligations under the Servicing Agreement to an unrelated third party. At September 30, 1997, the Bank serviced mortgage loans having an aggregate principal balance of approximately $6.2 billion (including $2.0 billion in sub-servicing). The Bank will not, in connection with subcontracting any of its obligations under the Servicing Agreement, be discharged or relieved in any respect from its obligation to the Company to perform its obligations under the Servicing Agreement.

  The Servicing Agreement requires the Bank to pay all expenses related to the performance of its duties under the Servicing Agreement. If such advances are made, the Bank generally will be reimbursed by the Company out of proceeds related to such Mortgage Loan. The Bank also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted Mortgage Loans serviced by it and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of the Bank's expenses in the sale, are less than the outstanding principal balance of the related Mortgage Loan. The Bank will be responsible to the Company for any loss suffered as a result of its failure to make and pursue timely claims or as a result of actions taken or omissions made by it which cause the policies to be canceled by the insurer.

  In connection with any foreclosure proceedings that the Bank may institute, the Bank may exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a Mortgage Loan by operation of law or otherwise in accordance with the terms of the Servicing Agreement.

  The Company may terminate the Servicing Agreement upon the happening of one or more events specified in the Servicing Agreement. Such events relate generally to the Bank's proper and timely performance of its duties and obligations under the Servicing Agreement. In addition, the Company may also terminate the Servicing Agreement without cause upon 30 days' notice and payment of a termination fee equal to 2% of the aggregate outstanding principal amount of the loans then serviced under the Servicing Agreement. As long as any Series A Preferred Shares remain outstanding, the Company may not terminate, or elect not to renew, the Servicing Agreement without the approval of a majority of the Independent Directors. As is customary in the mortgage loan servicing industry, the Bank will be entitled to retain any late payment charges and penalties collected in connection with the Mortgage Loans serviced by it. In addition, the Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Mortgage Loans serviced by it. The Servicing Agreement requires the Bank to remit to the Company no later than the 20th day of each month all principal and interest due from borrowers of Mortgage Loans serviced by it (unless deemed nonrecoverable by the Bank).

  When any mortgaged property underlying a Mortgage Loan is conveyed by a mortgagor, the Bank generally will enforce any "due-on-sale" clause contained in the Mortgage Loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular Mortgage Loan or applicable law, however, may provide that the exercise of the "due-on-sale" clause is prohibited under certain circumstances related to the security underlying the Mortgage Loan and the buyer's ability to fulfill the obligations under the related mortgage note. Upon any assumption of a Mortgage Loan by a transferee, a fee equal to a specified percentage of the outstanding principal balance of the Mortgage Loan is typically required, which sum will be retained by the Bank as additional servicing compensation.

  As a result of the relationship between the Bank and the Company, certain conflicts of interest may arise. See "Risk Factors--Potential Conflicts of Interest With the Bank, Flagstar or Hammond Family Members, as Controlling Stockholders of Flagstar, May Result in Decisions by the Company That Are Not Fully Consistent With the Interests of the Holders of the Series A Preferred Shares."

EMPLOYEES

  The Company has five officers, each of whom is described further below under "Management." The Company does not anticipate that it will require any additional employees because it has retained the Bank to perform certain functions pursuant to the Advisory Agreement described below under "Management--The Advisory Agreement." It is currently anticipated that all of the officers of the Company will also be officers or employees of Flagstar, the Bank or their affiliates. The Company will maintain corporate records and audited financial statements that are separate from those of the Bank or any of its affiliates. None of the officers, employees or directors of the Company will have any direct or indirect pecuniary interest in any Mortgage Loan to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or will engage in acquiring, holding and managing Mortgage Loans.

COMPETITION

  The Company does not anticipate that it will engage in the business of originating Mortgage Loans. It does anticipate that it will purchase Mortgage Loans in addition to those in the Initial Portfolio and currently intends to purchase all of these Mortgage Loans from the Bank or affiliates of the Bank.

LEGAL PROCEEDINGS

  From time to time, the Company and its subsidiaries are parties to various legal proceedings incident to its business. At September 30, 1997, there were no legal proceedings which management anticipates would have a material adverse effect on the Company.

  Neither the Company, the Bank nor any of its affiliates is currently involved in nor, to the Company's knowledge, currently threatened with any material litigation with respect to the Mortgage Loans to be included in the Initial Portfolio, other than routine litigation arising in the ordinary course of business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's Board of Directors will be composed of seven members, two of whom will be Independent Directors. These directors will serve until their successors are duly elected and qualified. There is no current intention to alter the number of directors comprising the Board of Directors. Pursuant to the Certificate of Designation establishing the Series A Preferred Shares, the Independent Directors are required to take into account the interests of both the holders of the Series A Preferred Shares and the holders of the Common Stock in assessing the benefit to the Company of any proposed action requiring their consent. In considering the interests of the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to holders of Common Stock. The Company currently has five officers, each of whom are also directors. The Company has no other employees and does not anticipate that it will require additional employees. See "Business and Strategy--Employees".

  The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company or a newly-elected director and also sets forth the expiration of each director's term.

                                          POSITION WITH                DIRECTOR
          NAME            AGE*             THE COMPANY              TERM TO EXPIRE
          ----            ---- ------------------------------------ --------------
Thomas J. Hammond.......   54  Chairman and Chief Executive Officer      1999
Mark T. Hammond.........   32  Vice Chairman and President               1998
Joan H. Anderson........   47  Director and Executive Vice               1999
                               President
Mary Kay McGuire........   41  Director and Secretary                    2000
Michael W. Carrie.......   43  Director, Executive Vice President        2000
                               and Chief Financial Officer
NEWLY ELECTED DIRECTORS:
------------------------
Jack Christenson........   57  Director                                  1998
Robert W. DeWitt........   57  Director                                  1999

--------
*As of September 30, 1997

  The following sets forth the business experience and other information for each of the current directors of the Company.

  THOMAS J. HAMMOND has served as Chairman of the Board of Directors and Chief Executive Officer of the Bank since the Bank's formation in 1987 and served as President of the Bank from 1987 to September 1995. Mr. Hammond has also served as Chairman of the Board of Directors and Chief Executive Officer of Flagstar since its formation in 1993. Mr. Hammond has over 29 years of experience in the mortgage lending industry. After earning a BSBA and an MBA in finance, Mr. Hammond began his career as a Staff Financial Analyst for Ford Motor Company in 1966. Prior to founding the Bank in 1987, Mr. Hammond formed and managed a series of companies in the financial services industry, including Hammond Mortgage Corporation, Seller's & Homeowner's Uniform Receipt of Equity, Inc. and First Security Mortgage Corporation (formerly known as Oak Hills Mortgage Corporation) dating back to 1969. Mr. Hammond founded Hammond Mortgage Corporation, a residential mortgage brokerage firm, in 1969. This company did business nationwide and operated branches in eight different states and was one of the country's largest FHA mortgage lenders prior to being sold to Michigan National Bank in 1981. It eventually became known as Independence One and is now part of Norwest Mortgage, Inc. Mr. Hammond is the father of Mark T. Hammond, the Vice Chairman and President of the Bank.

  MARK T. HAMMOND has served as President of the Bank since September 1995. He has served as a member of the Bank's Board of Directors since 1991 and as its Vice Chairman since 1993. Mr. Hammond has served as Vice Chairman of the Board of Directors and President of Flagstar since January 1997. He has also served as Executive Vice President of the Bank from 1991 to September 1995 in charge of mortgage operations, wholesale lending and construction lending. From 1989 to 1991, he served as the Bank's Senior Vice President in charge of secondary marketing and mortgage production. Mr. Hammond was a loan officer in 1987 for the Bank, worked part-time in the financial services industry from 1982 to 1986 and is a graduate of Wharton Business School. Mr. Hammond was responsible for the national expansion of the Bank's loan production offices and has played a lead role in the development and implementation of new technology for the Bank. Mr. Hammond recently served on one of Fannie Mae's regional advisory councils. Mr. Hammond is the son of Thomas J. Hammond, the Chairman and Chief Executive Officer of the Bank.

  JOAN H. ANDERSON has been the Bank's Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings since 1988. Ms. Anderson is also an Executive Vice President of Flagstar, a position she has held since 1994. She has also been a director of Flagstar since January 1997. Ms. Anderson served as a Senior Vice President of the Bank from 1987 to 1988. Prior to that time, she held various positions with mortgage lending companies owned by Thomas J. Hammond and has worked in the financial services industry since 1970.

  MARY KAY MCGUIRE has been a Director of the Bank since September 1987. She has also served as the Bank's Secretary since its formation in 1987, and Senior Vice President of the Bank in charge of human resources, purchasing and facilities management since 1988 and advertising since 1996. She also served as a Vice President of the Bank from 1987 to 1988. Ms. McGuire has served with Mr. Thomas Hammond since 1977 and has worked in the financial services industry since 1974.

  MICHAEL W. CARRIE has served as Chief Financial Officer of the Bank since 1993 and has been a director of Flagstar since 1997, and its Executive Vice President in charge of financial planning, financial accounting, cash management, investor reporting, regulatory accounting, loan funding and information services since 1995. From 1993 to 1995 he served as Senior Vice President of the Bank. From 1985 until 1993, he served as Vice President and Manager of Financial Analysis of Standard Federal Bank, F.S.B., a major regional federal savings bank. From July 1994 to February 1996, Mr. Carrie also served as a director of Security Savings after its acquisition by the Bank.

  The business operations of the Company are to be performed by the Bank pursuant to the Advisory Agreement, see "--Advisory Agreement." The Officers and Directors of the Company will have oversight responsibilities with respect to the activities performed by the Bank. The Company anticipates that the Board of Directors will meet no less frequently than quarterly and that the Board will receive reports on the condition of the Company's affairs from the Officers, notwithstanding that such reports or related recommendations may have been prepared by employees of the Bank.

INDEPENDENT DIRECTORS

  The Company's Certificate of Designation establishing the Series A Preferred Shares requires that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors of the Company. See "Description of Series A Preferred Shares--Independent Director Approval." Upon consummation of the sale of the Series A Preferred Shares by the Company pursuant to this Prospectus, the election of Messrs. Christenson and DeWitt as Independent Directors will become effective. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors.

  If at any time the Company fails to declare and pay a quarterly dividend payment on the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Company will be increased by two at the Company's next annual meeting and the holders of Series A Preferred Shares, voting together with the holders of any other outstanding series of Preferred Stock as a single class, will be entitled to elect two additional directors to serve on the Company's Board of Directors. Any member of the Board of Directors elected by holders of the Series A Preferred Shares will be deemed to be an Independent Director for purposes of the actions requiring the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares-- Voting Rights."

  The following sets forth the business experience and other information for each newly elected director of the Company.

  JACK CHRISTENSON is President and owner of Jack Christenson, Inc., a residential brokerage company which has been based in Troy, Michigan, since 1982 and which is one of Michigan's largest brokerage companies.
Mr. Christenson has over 20 years experience in the real estate brokerage business and has been a member of various real estate associations as well as a general partner of a former real estate investment trust.

  ROBERT W. DEWITT is President and owner of DeWitt Building Co., Inc., a residential and commercial building company based in Lathrup Village, Michigan, since 1979. Mr. DeWitt has over 30 years experience in the construction business and has held various positions on local and Michigan boards of construction associations. Mr. DeWitt was founder and served as a director for four years of American Building Traders, Inc., which provides curriculum for job training utilizing adult education programs, and has been director for the last four years of Contractors Assistance Program, an entity co-funded by the State of Michigan to train small business contractors and minority contractors.

AUDIT COMMITTEE

  Upon consummation of the Offering, the Company will establish an audit committee which will review the engagement and independence of its auditors. The audit committee will also review the adequacy of the Company's internal accounting controls. The audit committee will initially be comprised of Messrs. Christenson and DeWitt.

CREDIT COMMITTEE

  Upon consummation of the Offering, the Company will establish a credit committee which will review and approve the acquisition of any additional Mortgage Loans by the Company, will review the status of all Mortgage Loans which have become Classified or have been placed in Nonaccrual Status, and will review the terms and conditions upon which any such Loans are modified or disposed of by the Company. The credit committee will initially be comprised of Mmes. Anderson and McGuire.

COMPENSATION OF DIRECTORS AND OFFICERS

  The Company intends to pay the Independent Directors of the Company fees for their services as directors. Each Independent Director will receive a fee of $1,200 for attendance (in person or by telephone) at each meeting of the Board of Directors or Committee of the Board. However, multiple fees shall not be paid for two or more meetings attended on the same day. The Company will not pay any compensation to its officers or employees or to directors who are not Independent Directors.

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

  The Company's Articles of Incorporation eliminate, to the fullest extent permitted by Michigan law, the personal liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty. The Company's Articles of Incorporation empower the Company to indemnify, to the fullest extent permitted by Michigan law, any director or officer of the Company. The Company's Articles of Incorporation also empower the Company to purchase and maintain insurance to protect any director or officer against any liability asserted against him or her, or incurred by him or her, arising out of his or her status as such.

  The by-laws of the Company (the "By-laws") permit indemnification of the Company's directors and officers and specify that the right to indemnification is a contract right, setting forth certain procedural and evidentiary standards applicable to the enforcement of a claim under the By-laws. The By-laws also entitle any director or officer to be reimbursed for the expenses of defending any claim against him or her arising out of his or her status as such. The By-laws of the Company also provide that the Company may enter into contracts with any director or officer in furtherance of the indemnification provisions contained in the By-laws and allow the Company to create a trust fund to ensure payment of amounts indemnified.

ADVISORY AGREEMENT

  In connection with the consummation of the Offering and the formation of the Company, the Company will enter into the Advisory Agreement with the Bank to administer the day-to-day operations of the Company. The Bank will be responsible for (i) monitoring the credit quality of the Mortgage Loans held by the Company, (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Loans and
(iii) maintaining custody of the documents related to the Company's Mortgage Loans. The Bank may, from time to time, subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates involved in the business of managing Mortgage Loans or, with the approval of a majority of the Board of Directors as well as a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement.

  Notwithstanding the above, the Company will control the activities of the Bank under the Advisory Agreement and the Company's directors and officers will maintain the continuing and exclusive authority to manage the operations of the Company. The activities of the Bank under the Advisory Agreement are subject to the "control and discretion of" and are performed "at the request of the Board of Directors" of the Company, although no minimum standard of time or attention is specified in the Advisory Agreement. The management of the Company intend that the business affairs of the Company will be conducted in the same manner and to the same standards as are applied to the business affairs of the Bank. Furthermore, the Bank will continue to have a very substantial equity interest in the Company in the form of the Common Stock and, because it is anticipated that the Company will be treated as a consolidated subsidiary of the Bank for accounting and bank regulatory purposes, see "The Formation--Benefits to the Bank" and "Information Regarding the Bank," the profitable conduct of the Company's business will be of significant concern to the Bank and its Officers and Directors, as well.

  The Bank has substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At September 30, 1997, the Bank held approximately $1.6 billion of residential mortgage loans. In its residential mortgage loan business, the Bank originates and purchases residential mortgage loans and sells substantially all such loans to investors, primarily in the secondary market, while in many cases retaining the rights to service such loans.

  The Advisory Agreement has an initial term of five (5) years, and will be renewed automatically for additional five-year periods unless notice of nonrenewal is delivered to the Bank by the Company. The Advisory Agreement may be terminated by the Company at any time after the initial five-year term upon 90 days' prior notice or at any time upon breach. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Bank will be entitled to receive an annual advisory fee equal to $250,000 with respect to the advisory and management services it provides to the Company. Upon termination, the Bank is only entitled to its fee ($250,000 annually) and expenses through the date of termination.

  As a result of the relationship between the Bank and the Company, certain conflicts of interest may arise. See "Risk Factors--Potential Conflicts of Interest With the Bank, Flagstar or Hammond Family Members, as Controlling Stockholders of Flagstar, May Result in Decisions by the Company That Are Not Fully Consistent With the Interests of the Holders of the Series A Preferred Shares."

POTENTIAL CONFLICTS OF INTEREST

  Each of the members of the Board of Directors and all of the members of the Company's management, with the exception of the Independent Directors, also hold similar positions with the Bank and, in some cases,

Flagstar. Because the interests of the Company could in some circumstances compete with those of the Bank, Flagstar or an affiliate of Flagstar, most directors and all of the Company's management could be placed in situations requiring a balancing of the best interests of the Company against those of their other employers and the other companies that they serve as directors. The Company has adopted policies in an effort to address this issue, see "Business and Strategy--Management Policies and Programs--Conflict of Interest Policies." However, there can be no assurance that the conflicts of interests will not result in actions detrimental to the interests of the holders of the Series A Preferred Shares. See "Risk Factors--Potential Conflicts of Interest With the Bank, Flagstar or Hammond Family Members, as Controlling Stockholders of Flagstar, May Result in Decisions by the Company That Are Not Fully Consistent With the Interests of the Holders of the Series A Preferred Shares."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  As of the date hereof, all of the outstanding Common Stock of the Company is owned by the Bank. Further, all of the outstanding stock of the Bank is owned by Flagstar. As of the date hereof, outstanding common stock of Flagstar consists of 13,670,000 shares, which entitles the holder thereof to one vote per share on each matter on which stockholders of Flagstar are entitled to vote. Beneficial ownership of the Company's Common Stock is not expected to change as a result of the Offering.

  The following table sets forth information, as of the date of this Prospectus, regarding persons who beneficially own more than 5% of the Common Stock of the Company by virtue of their ownership of the common stock of Flagstar.

      NAME OF BENEFICIAL OWNER                         SHARES(1)    PERCENTAGE
      ------------------------                         ---------    ----------
      Thomas J. Hammond............................... 5,270,245      38.6%
      Janet G. Hammond................................ 5,270,245      38.6%
      Mark T. Hammond.................................   969,585(2)    7.1%
      Catherine H. Rondeau............................   966,585(2)    7.1%
      Carrie C. Langdon...............................   966,585(2)    7.1%

--------
(1) Amount of shares includes amounts held by spouse, as to which the respective person named herein disclaims beneficial ownership. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date of such determination. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.
(2) Mark T. Hammond, Catherine H. Rondeau and Carrie C. Langdon are the children of Thomas and Janet Hammond.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information, as of the date of this Prospectus, regarding the beneficial ownership by the directors and executive officers and by all of the directors and executive officers of the Company as a group of the Common Stock of the Company. Each of the persons named below beneficially owns the Common Stock of the Company through their ownership in Flagstar, which owns all the outstanding common stock of the Company's parent, the Bank.

      NAME OF BENEFICIAL OWNER                       SHARES         PERCENTAGE
      ------------------------                      ---------       ----------
      Thomas J. Hammond............................ 5,270,245(1)(2)   38.6%
      Mark T. Hammond..............................   969,585(2)       7.1%
      Michael W. Carrie............................     8,392           *
      Joan H. Anderson.............................       250           *
      Mary Kay McGuire.............................     5,623(3)        *
      Jack Christenson.............................       --            *
      Robert W. DeWitt.............................    37,883           *
      Directors and Executive Officers as a Group
       (7 persons)................................. 6,291,978         46.0%

--------
*  Less than 1%
(1) Includes 962,913 shares of common stock held by Mr. Thomas Hammond's wife, Janet G. Hammond, and as to which Mr. Hammond disclaims beneficial ownership. For the definition of "beneficial ownership," see the table under "--Security Ownership of Certain Beneficial Owners."
(2) Includes shares held directly or by trust and shares held by his spouse, as to which Mr. Mark Hammond disclaims beneficial ownership. Thomas J. Hammond is the father of Mark T. Hammond.
(3) Amount of shares includes amounts held by spouse, as to which the respective person disclaims beneficial ownership.

                                 THE FORMATION

THE FORMATION

  Prior to or simultaneously with the completion of the Offering, the Company, the Bank and its affiliates will engage in the transactions described below which are designed (i) to facilitate the Offering, (ii) to transfer the ownership of the Initial Portfolio to the Company and (iii) to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1998.

  The transactions constituting the formation of the Company will include the following:

  . The Amended and Restated Articles of Incorporation of the Company provide for authorized shares of preferred stock and authorized shares of Common Stock, and the Company will file a Certificate of Designation with the Secretary of State of the State of Michigan establishing the terms of the Series A Preferred Shares.

  . The Company will sell to the public 2,000,000 shares of Series A Preferred Shares in the Offering.

  . The Bank will acquire 500,000 shares of Common Stock for a purchase price equal to $63 million plus an amount equal to the aggregate amount of underwriting commissions and expenses of the Offering and the formation of the Company.

  . The Bank will sell the Initial Portfolio to the Company for an aggregate purchase price equal to approximately $113 million pursuant to the terms of the Mortgage Purchase Agreement.

  . The Company will enter into the Advisory Agreement with the Bank pursuant to which the Bank will manage the Mortgage Loans held by the Company and administer the day-to-day operations of the Company. See "Management--Advisory Agreement."

  . The Company will enter into the Servicing Agreement with the Bank pursuant to which the Bank will service the Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing."

  The Bank currently owns, and following the completion of the Offering intends to continue to own, all of the issued and outstanding shares of Common Stock of the Company. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company. Flagstar intends to maintain direct ownership of the Bank for the foreseeable future.

  In addition to its ownership of 100% of the Common Stock of the Company, the Bank will also have responsibility for the day-to-day management and custody of the Company's assets, under the terms of the Advisory Agreement, and will have responsibility for servicing the Mortgage Loans as Bank under the Servicing Agreement. See "Management--Advisory Agreement."

  The Company and the Bank intend that the fair value of the Initial Portfolio will approximately equal the amount (approximately $113 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio will not differ from the purchase price to be paid by the Company. See "Risk Factors--The Company's Purchase of Mortgage Loans from the Bank May Be for an Amount Other Than Fair Value" and "-- Potential Conflicts of Interest With the Bank, Flagstar or Hammond Family Members, as Controlling Stockholders of Flagstar, May Result in Decisions by the Company That Are Not Fully Consistent With the Interests of the Holders of the Series A Preferred Shares."

BENEFITS TO THE BANK

  The Bank expects to realize the following benefits in connection with the Offering and the formation of the Company:

  . The Bank is required by the OTS to maintain certain levels of capital for regulatory purposes. The Bank has informed the Company that the Series A Preferred Shares will be treated as capital of the Bank for regulatory purposes, and that such additional capital will enable the Bank to expand its business and increase its interest earning assets such that it anticipates a favorable effect on its net interest income.

  . As a result of the Company's qualification as a REIT, the dividends payable on the Series A Preferred Shares will be deductible for income tax purposes and will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself.

  . The Bank will receive approximately $113 million at the consummation of the Offering (assuming no exercise by the Underwriters of their over-allotment option) in connection with the sale of the Initial Portfolio to the Company, approximately $47 million of which would represent new funds after giving effect to the cost of the Offering and Bank's expense of purchasing the Company's Common Stock.

  . The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first 12 months following completion of the Offering, these annual fees and dividends are anticipated to be as follows:

            Advisory Fee............    $  250,000
            Servicing Fee(1)........       423,750
            Common Stock Dividend(2)     3,200,000
                                        ----------
                                        $3,873,750
                                        ==========   ===   ===

    --------
    (1) Assumes that for the first 12 months following completion of the Offering, the Company holds Mortgage Loans with the same outstanding principal balances as those Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing" for a description of the basis upon which the servicing fees will be calculated.
    (2) The amount of dividends to be paid in respect of the Common Stock is expected to be equal to the excess of the Company's REIT Taxable Income (excluding capital gains) over the amount of dividends paid in respect of Series A Preferred Shares. The aggregate annual dividend amount of the Series A Preferred Shares is $4.3 million. Assuming that (i) the Mortgage Loans included in the Initial Portfolio are held for the 12-month period following completion of the Offering,
        (ii) principal repayments are reinvested in additional Mortgage Loans with characteristics similar to those of the Mortgage Loans included in the Initial Portfolio and (iii) interest rates remain constant during such 12-month period, the Company anticipates that the Initial Portfolio will generate REIT Taxable Income (excluding capital gains) of approximately $7.5 million, after payment of servicing and advisory fees, during such 12-month period. See "Description of Series A Preferred Shares--Dividends."

  . The Bank will also be entitled to retain any late payment charges and penalties collected in connection with the Mortgage Loans serviced by it. In addition, the Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance escrow funds with respect to Mortgage Loans serviced by it.

                   DESCRIPTION OF SERIES A PREFERRED SHARES

  The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Certificate of Designation establishing the Series A Preferred Shares and the Company's Articles of Incorporation. See "Description of Capital Stock" below.

GENERAL

  The Series A Preferred Shares constitute an authorized series of the preferred stock of the Company, which the Company is permitted to issue from time to time in one or more series with such rights, preferences and limitations as the Board of Directors or, if then constituted, a duly authorized committee thereof, may determine. The Board of Directors has authorized the Company to issue the Series A Preferred Shares.

  When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Company and will not be subject to any sinking fund or other obligation of the Company for its repurchase or retirement.

  The transfer agent, registrar and dividend disbursement agent for the Series A Preferred Shares will be Registrar and Transfer Company, Cranford, New Jersey. The registrar will send notices to shareholders of any meetings at which holders of the Series A Preferred Shares have the right to elect directors of the Company or to vote on any other matter.

DIVIDENDS

  Holders of Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Directors out of assets of the Company legally available therefor, cash dividends at the rate of 8.5% per annum of the initial liquidation preference (equivalent to $2.125 per share per annum). If declared, dividends on the Series A Preferred Shares will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, at such annual rate, commencing on March 31, 1998. Dividends in each quarterly period will accrue from the first day of such period, whether or not declared or paid for the prior quarterly period. Each declared dividend will be payable to holders of record as they appear on the stock register of the Company on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors or a duly authorized committee thereof. Dividends payable on the Series A Preferred Shares for any period less than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends payable on the Series A Preferred Shares for each dividend period shall be computed by dividing the rate per annum by four.

  The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series A Preferred Shares for a quarterly dividend period, then holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series A Preferred Shares or the Common Stock. If the Company fails to pay or declare and set aside for payment a quarterly dividend on the Series A Preferred Shares, holders of the Series A Preferred Shares will be entitled to elect two directors. See "--Voting Rights."

  If full dividends on the Series A Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared or paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation, nor shall any

Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

  When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares, all dividends declared upon the Series A Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Series A Preferred Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

  For a discussion of the tax treatment of distributions to stockholders, see "Federal Income Tax Consequences--Taxation of United States Stockholders" and "--Taxation of Foreign Stockholders." For a discussion of certain potential regulatory limitations on the Company's ability to pay dividends, see "Risk Factors."

AUTOMATIC EXCHANGE

  Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share if the appropriate regulatory agency so directs in writing because (i) the Bank has become "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (i.e., the Exchange Event). Upon the Automatic Exchange, each holder of Series A Preferred Shares would be unconditionally obligated to surrender to the Bank the certificates representing each Series A Preferred Share of such holder, and the Bank would be unconditionally obligated to issue to such holder in exchange for each such Series A Preferred Share a certificate representing one Bank Preferred Share. Any Series A Preferred Shares purchased or redeemed by the Company prior to the Time of Exchange (as defined below) would not be deemed outstanding and shall not be subject to the Automatic Exchange.

  The Bank will be considered to be "undercapitalized" under the "prompt corrective action" regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), if it has (i) a core capital (or leverage) ratio of less than 4.0%, (ii) a Tier 1 risk-based capital ratio of less than 4.0%, or (iii) a total risk-based capital ratio of less than 8.0%. Tier 1 or core capital consists of common shareholders' equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets and investments in certain subsidiaries. Total capital consists of core capital plus supplementary capital (which includes cumulative perpetual preferred stock, qualifying subordinated debt, and a limited amount of the allowances for loan and lease losses) to the extent such supplementary capital does not exceed 100% of core capital, less certain equity investments. For purposes of the "prompt corrective action" regulations, the Bank's capital category is determined as of the most recent date (i) certain quarterly financial reports are required to be filed with the regulators; (ii) a final report of examination has been delivered to the Bank; or (iii) the Bank is notified in writing by the OTS of its capital category or a change in such category. At September 30, 1997 and at December 31, 1996 and 1995, the Bank's core capital (or leverage) ratio was 5.95%, 6.01%, and 5.84%, respectively, its Tier 1 risk-based capital ratio was 10.88%, 10.48% and 9.83%, respectively, and its total risk-based capital ratio was 11.25%, 10.91%, and 10.12%, respectively. After giving effect to the Offering, the capital ratios at September 30, 1997 would have been 7.61%, 13.94% and 14.29%, respectively.

  The Automatic Exchange would occur as of 8:00 a.m. Eastern Time on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m. on the earliest possible date such exchange could occur consistent with the Directive (the "Time of Exchange"), as evidenced by the issuance by the Bank of a press release prior to such time. As of the Time of Exchange, all of the Series A Preferred Shares would be deemed cancelled without any further action by the Company, all rights of the holders of Series A Preferred Shares as stockholders of the Company will cease, and such persons would thereupon and thereafter be deemed to be and would be for all purposes the holders of Bank Preferred Shares within 30 days of such event, and the Bank will deliver to each such holder certificates for Bank Preferred Shares upon surrender of certificates for Series A Preferred Shares. Until such replacement stock certificates would be delivered (or in the event such replacement certificates are not delivered), certificates previously representing Series A Preferred Shares would be deemed for all purposes to represent Bank Preferred Shares. All corporate action necessary for the Bank to issue the Bank Preferred Shares will be completed upon completion of the Offering. Accordingly, once the Directive would be issued, no action would be required to be taken by holders of Series A Preferred Shares, by the Bank or by the Company in order to effect the Automatic Exchange as of the Time of Exchange.

  Absent the occurrence of the Exchange Event, no shares of Bank Preferred Shares will be issued. Upon the occurrence of the Exchange Event, the Bank Preferred Shares to be issued as part of the Automatic Exchange would constitute a newly issued series of preferred stock of the Bank and would constitute 100% of the issued and outstanding shares of Bank Preferred Shares. Holders of Bank Preferred Shares would have the same dividend rights, liquidation preference, redemption options and other attributes as to the Bank as holders of Series A Preferred Shares have as to the Company, except that the Bank Preferred Shares would not be listed on Nasdaq and the Independent Directors would not be members of, or have any role in, the Bank's Board of Directors. Any accrued and unpaid dividends for the most recent quarter on the Series A Preferred Shares as of the Time of Exchange would be deemed to be accrued and unpaid dividends for the most recent quarter on the Bank Preferred Shares. The Bank Preferred Shares would rank in terms of dividend payment and liquidation equal to and without preference over any outstanding shares of preferred stock of the Bank. The Bank intends to register the Bank Preferred Shares solely with the OTS pursuant to an Offering Circular, a copy of which is affixed to this Prospectus as Annex I and incorporated herein by reference. The Bank Preferred Shares will not be registered with the Commission and would be offered pursuant to an exemption from registration under Section 3(a)(5) of the Securities Act of 1933, as amended (the "Securities Act"). The Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq National Market System. Absent the occurrence of the Exchange Event, however, the Bank will not issue any Bank Preferred Shares, although the Bank will be able to issue preferred stock in series. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

  Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares on a voluntary basis or otherwise compel such an exchange. In addition, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank; such rights as are conferred by the Series A Preferred Shares exist solely as to the Company.

VOTING RIGHTS

  Except as expressly required by applicable law, or except as indicated below, the holders of the Series A Preferred Shares will not be entitled to vote. In the event the holders of Series A Preferred Shares are entitled to vote as indicated below, each Series A Preferred Share will be entitled to one vote on matters on which holders of the Series A Preferred Shares are entitled to vote.

  If at the time of any annual meeting of the Company's stockholders for the election of directors the Company has failed to pay or declare and set aside for payment a quarterly dividend during any of the four preceding quarterly dividend periods on any series of preferred stock of the Company, including the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of the Series A Preferred Shares, voting together with the holders of all other series of preferred stock as a single class, will be entitled to elect such two additional directors to serve on the Board of Directors at each such annual meeting. Each director elected by the holders of shares of the preferred stock shall continue to serve as such director until the later of
(i) the full term for which he or she shall have been elected or (ii) the payment of four quarterly dividends on the preferred stock, including the Series A Preferred Shares.

  The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of each series of preferred stock of the Company, including the Series A Preferred Shares, voting as a single class without regard to series, will be required (a) to create any class or series of stock which shall have preference as to dividends or distribution of assets over any outstanding series of preferred stock of the Company other than a series which shall not have any right to object to such creation or (b) to alter or change the provisions of the Company's Articles of Incorporation (including the Certificate of Designation establishing the Series A Preferred Shares) so as to affect adversely the voting powers, preferences or special rights of the holders of a series of preferred stock of the Company; provided that if such amendment shall not adversely affect all series of preferred stock of the Company, such amendment need only be approved by at least two-thirds of the holders of shares of all series of preferred stock adversely affected thereby.

REDEMPTION

  The Series A Preferred Shares will not be redeemable prior to March 1, 2003 (except upon the occurrence of a Tax Event). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days notice by mail, at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the OTS (unless at such time such approvals are not required). Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are redeemed and the Company shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Company may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

  The Company will also have the right at any time, upon the occurrence of a Tax Event and with the prior written approval of the OTS, to redeem the Series A Preferred Shares, in whole (but not in part) at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon. "Tax Event" means the receipt by the Company of an opinion of a law firm or accounting firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the

Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends paid or to be paid by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible by the Company for federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

RIGHTS UPON LIQUIDATION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $25 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, if any, to the date of liquidation.

  After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  For such purposes, the consolidation or merger of the Company with or into any other entity, the consolidation or merger of any other entity with or into the Company or the sale of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

INDEPENDENT DIRECTOR APPROVAL

  The Certificate of Designation establishing the Series A Preferred Shares requires that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. Messrs. Christenson and DeWitt are the Company's initial Independent Directors. See "Management--Independent Directors". In order to be considered "independent," a director must not, prior to or during appointment, be a current director, officer or employee of the Company, the Bank or any affiliate of the Bank or a person who owns more than one percent of the Common Stock of Flagstar. In addition, members of the Board of Directors elected by holders of preferred stock, including the Series A Preferred Shares, will be deemed to be Independent Directors for purposes of approving actions requiring the approval of a majority of the Independent Directors.

  The actions which may not be taken without the approval of a majority of the Independent Directors include (i) the issuance of additional preferred stock ranking on a parity with the Series A Preferred Shares; (ii) the incurrence of debt for borrowed money in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of preferred stock and Common Stock; (iii) the modification of the general distribution policy or the declaration of any distribution in respect of Common Stock for any year if, after taking into account any such proposed distribution, total distributions on the Series A Preferred Shares and the Common Stock would exceed an amount equal to the sum of 105% of the Company's REIT Taxable Income (excluding capital gains) for such year plus net capital gains of the Company for that year; (iv) the acquisition of real estate assets other than Mortgage Loans that (A) qualify as real estate assets under Section 856(c)(6)(B) of the Code,
(B) are rated investment grade or better by at least one nationally recognized independent rating organization,

(C) are not interest-only, principal-only or high-risk securities and (D) represent interests in or obligations backed by pools of mortgage loans; (v) the redemption of any shares of Common Stock; (vi) the termination or modification of, or the election not to renew, the Advisory Agreement or any Servicing Agreement or the subcontracting of any duties under the Advisory Agreement or the Servicing Agreements to third parties unaffiliated with the Bank; (vii) any dissolution, liquidation or termination of the Company prior to March 1, 2003; (viii) any material amendment to or modification of the Mortgage Purchase Agreement, including, without limitation, any amendment to the representations, warranties and covenants contained in such agreement made in connection with the acquisition of additional Mortgage Loans; and (ix) the determination to revoke the Company's REIT status or the amendment of any of the ownership limitations contained in the Articles of Incorporation. The Certificate of Designation requires that, in assessing the benefits to the Company of any proposed action requiring their consent, the Independent Directors take into account the interests of both the holders of the Common Stock and the holders of the preferred stock, including, without limitation, holders of the Series A Preferred Shares. In considering the interests of both the holders of preferred stock, including without limitation the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to the holders of Common Stock.

RESTRICTIONS ON OWNERSHIP

  For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Ownership and Transfer."

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the material terms and provisions of the capital stock of the Company does not purport to be complete and is subject in all respects to the applicable provisions of Michigan law and the Amended and Restated Articles of Incorporation of the Company.

GENERAL

  The Company is authorized to issue up to 1,000,000 shares of Common Stock and 4,000,000 shares of preferred stock. Upon consummation of the Offering and the transactions described in "The Formation," the Company will have outstanding 500,000 shares of Common Stock, all of which will be held by the Bank, and 2,000,000 shares of Preferred Stock.

COMMON STOCK

  Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, provided that, so long as any shares of preferred stock are outstanding, no dividends or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full dividends on the shares of all series of preferred stock, including accumulations in the case of cumulative preferred stock, have been paid for the prior four quarters. In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its annual REIT Taxable Income (not including capital gains) to stockholders.

  Voting Rights. Subject to the rights, if any, of the holders of any class or series of preferred stock, all voting rights are vested in the Common Stock. The holders of Common Stock are entitled to one vote per share. All of the issued and outstanding shares of Common Stock are currently, and upon consummation of the Offering will be, held by the Bank.

  Rights Upon Liquidation. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after there have been paid or set aside for the holders of all series of Preferred Stock the full preferential amounts to which such holders are entitled, the holders of Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities.

PREFERRED STOCK

  Subject to limitations prescribed by Michigan law and the Company's Amended and Restated Articles of Incorporation, the Board of Directors or, if then constituted, a duly authorized committee thereof is authorized to issue, from the authorized but unissued shares of capital stock of the Company, preferred stock in such classes or series as the Board of Directors may determine and to establish, from time to time, the number of shares of preferred stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

  Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of preferred stock will be described in the Certificate of Designation relating to that class or series.

  A Certificate of Designation relating to each class or series of preferred stock will set forth the preferences and other terms of such class or series, including, without limitation, the following: (1) the title and stated value of such class or series; (2) the number of shares of such class or series offered and the liquidation preference per share of such class or series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series; (4) whether such class or series of Preferred Stock is noncumulative or not and, if noncumulative, the date from which dividends on such class or series shall accumulate; (5) the provision for a sinking fund, if any, for such class or series; (6) the provision for redemption, if applicable, of such class or series; (7) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; (8) any voting rights of such class or series; (9) the relative ranking and preferences of such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (10) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (11) any other specific terms, preferences, rights, limitations or restrictions of such class or series.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  The Company's Amended and Restated Articles of Incorporation contain certain restrictions on the number of shares of Common Stock and preferred stock that individual stockholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in number or value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year (the "Five or Fewer Test"). The capital stock of the Company must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year (the "One Hundred Persons Test"). The ownership by the Bank of 100% of the shares of Common Stock of the REIT will not adversely affect the Company's REIT qualification because each stockholder of Flagstar (the sole stockholder of the Bank) counts as a separate beneficial owner for purposes of the Five or Fewer Test and the capital stock of Flagstar is widely held. Further, the Articles of Incorporation of the Company contain restrictions on the acquisition of preferred stock intended to ensure compliance with the One Hundred Persons Test. Such provisions include a restriction that if any transfer of shares of capital stock of the Company would cause the Company to be beneficially owned by fewer than 100 persons, such transfer shall be null and void and the intended transferee will acquire no rights to the stock.

  Subject to certain exceptions specified in the Company's Amended and Restated Articles of Incorporation, no holder of preferred stock is permitted to own (including shares deemed to be owned by virtue of the attribution provisions of the Code) more than 5% (the "Ownership Limit") of any issued and outstanding class or series of preferred stock. The Board of Directors may (but in no event will be required to), upon request of a person to acquire up to 9.9% of the class of preferred stock or, in the case of a corporation, partnership, estate or trust, upon receipt of a ruling from the IRS or an opinion of counsel satisfactory to it, waive the Ownership Limit with respect to such holder if the holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

  The Articles of Incorporation provide that shares of any class or series of preferred stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit (the "Excess Shares") will automatically be transferred, by operation of law, to a trust for the exclusive benefit of a charity to be named by the Company as of the day prior to the day the prohibited transfer took place. Any distributions paid prior to the discovery of the prohibited transfer are to be repaid by the original transferee to the Company and by the Company to the trust; any vote of the shares while the shares were held by the original transferee prior to the Company's discovery thereof shall be void ab initio and the original transferee shall be deemed to have given its proxy to the trustee. Any unpaid distributions with respect to the original transferee will be rescinded as void ab initio. In liquidation, the original transferee stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee for the Excess Shares or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer. The trustee of the trust shall promptly sell the shares to any person whose ownership is not prohibited, whereupon the interest of the trust shall terminate. Proceeds of the sale shall be paid to the original transferee up to its purchase price (or, if the original transferee did not purchase the shares, the value on its date of acquisition) and any remaining proceeds shall be paid to a charity to be named by the Company.

  The constructive ownership rules of the Code are complex and may cause preferred stock owned, directly or indirectly, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of a class or series of issued and outstanding preferred stock (or the acquisition of an interest in an entity that owns shares of such series of preferred stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 5% of such class or series of preferred stock, and thus subject such stock to the Ownership Limit. Direct or constructive ownership in excess of the Ownership Limit, without the approval of the Company as provided in its Amended and Restated Articles of Incorporation, would cause ownership of the shares in excess of the limit to be transferred to the trustee.

  All certificates representing shares of preferred stock will bear a legend referring to the restrictions described above.

  The Ownership Limit provisions will not be automatically removed even if the REIT Provisions (as defined herein) are changed so as to eliminate any ownership concentration limitation or if the ownership concentration limitation is increased. The Amended and Restated Articles of Incorporation may not be amended to alter, change, repeal or amend any of the Ownership Limit provisions without the prior approval of a majority of the Independent Directors.

  The Amended and Restated Articles of Incorporation require that any person who beneficially owns 1% (or such lower percentage as may be required by the Code or the Treasury Regulations) of the outstanding shares of any class or series of preferred stock of the Company must provide certain information to the Company within 30 days of June 30 and December 31 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

                        FEDERAL INCOME TAX CONSEQUENCES

  THE FOLLOWING SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES REGARDING THE OFFERING IS BASED UPON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE INFORMATION SET FORTH BELOW, TO THE EXTENT THAT IT CONSTITUTES SUMMARIES OF TAX MATTERS OR TAX CONCLUSIONS, HAS BEEN REVIEWED BY KUTAK ROCK, AND IT IS THEIR OPINION THAT SUCH INFORMATION IS ACCURATE IN ALL MATERIAL RESPECTS. THE DISCUSSION BELOW IS BASED ON EXISTING FEDERAL INCOME TAX LAW, WHICH IS SUBJECT TO CHANGE, WITH POSSIBLE RETROACTIVE EFFECT. THE DISCUSSION BELOW DOES NOT ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT IN THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER OR TO CERTAIN TYPES OF STOCKHOLDERS (INCLUDING INSURANCE COMPANIES, TAX-EXEMPT ENTITIES, FINANCIAL INSTITUTIONS OR BROKER-DEALERS, FOREIGN CORPORATIONS AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, EXCEPT TO THE EXTENT DISCUSSED) SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS.

  EACH PROSPECTIVE INVESTOR IS URGED TO SEEK INDIVIDUAL ADVICE CONCERNING THE EFFECT ON HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES A PREFERRED SHARES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS INCLUDING THE EFFECT OF POSSIBLE CHANGES IN TAX LAW.

TAXATION OF THE COMPANY

  General. The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations (the "REIT Requirements" or the "REIT Provisions"), which are the requirements for qualifying as a REIT, commencing with its taxable year ending December 31, 1998. The Company believes that, commencing with its taxable year ending December 31, 1998, it will be organized, will operate and its capital stock will be owned in such a manner as to qualify for taxation as a REIT under the Code. The Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

  The REIT Requirements are technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  In the opinion of Kutak Rock, commencing with the Company's taxable year ending December 31, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such opinion is based on certain factual assumptions relating to the organization and operation of the Company and is conditioned upon certain representations made by the Company as to factual matters, such as the organization and expected manner of operation of the Company. In addition, this opinion is based upon the factual representations of the Company concerning its business and Mortgage Loans set forth in this Prospectus. Moreover, such opinion also states that the Company's qualification and taxation as a REIT depends upon the its ability to meet, through actual annual operating results, the distribution levels, diversity of stock ownership and the various qualification tests imposed under the Code discussed below, and that such results will not be reviewed by Kutak Rock on a continuing basis. No assurance can be given that the actual results of the Company's operation for any taxable year will satisfy such requirements. See "--Failure to Qualify as a REIT."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. Such treatment substantially eliminates the federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

  Despite the REIT election, the Company may be subject to federal income and excise tax as follows:

  . First, the Company will be taxed at regular corporate rates on any undistributed REIT Taxable Income, including undistributed net capital gains.

  . Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preferences, if any.

  . Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

  . Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax.

  . Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualifications as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

  . Sixth, if the Company should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company does not now intend to acquire any appreciated assets from a corporation generally subject to full corporate-level tax in a transaction in which any gain on the transfer is not fully recognized. However, in the event of such an acquisition, the Company could, under certain circumstances, be subject to tax upon disposition of such assets.

  If the Company were treated as a taxable mortgage pool, it would be subject to certain provisions regarding the taxation of excess inclusions. A taxable mortgage pool is any entity which has the following characteristics: (i) substantially all of its assets are debt obligations and more than 50% of such obligations are real estate mortgages; (ii) the entity is the obligor on debt obligations which have two or more maturities; and (iii) the payments on the liabilities of the entity bear a relationship to the payments on the debt obligations held as assets. If the Company were to be treated as a taxable mortgage pool, holders of Series A Preferred Shares would be subject to tax on the excess inclusions generated by the Company. The Company does not expect to incur any indebtedness, as described in those provisions and thus does not expect to be treated as a taxable mortgage pool. Each potential holder of Series A Preferred Shares should consult his tax advisor concerning the application of these principles.

  Organizational Requirements. The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Requirements;
(iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include private foundations and certain pension trusts and other entities) at any time during the last half of each taxable year; (vii) that is not a bank, an insurance company or certain other specified types of financial institutions; and (viii) that meets certain other tests, described below, including those regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (vi), certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. See "--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders."

  In rendering its opinion, described above, counsel has concluded that beneficial owners of both common and preferred shares of a corporation will be considered for purposes of the 100 holder requirement. The Company expects that the Series A Preferred Shares will be held by not less than 100 beneficial owners at all times such Shares are outstanding. Such ownership of the Series A Preferred Shares would allow the Company to meet condition (v). In determining whether condition (vi) above is met, shareholders of a corporation are treated as owning their proportionate share of any stock held by that corporation. The Company expects that the stock of the Company and of Flagstar will at no time be held directly or indirectly by five or fewer shareholders who are individuals, private foundations, pension trusts or other relevant entities that in the aggregate own more than 50 percent by value of the stock of the Company or Flagstar, respectively. Stock ownership of the Company and Flagstar in accordance with the Company's expectation will satisfy condition (vi) with respect to the Company. In addition, the Company's Amended and Restated Articles of Incorporation include certain restrictions regarding transfer of its shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. Such transfer and ownership restrictions are described under "Description of Capital Stock--Restrictions on Ownership and Transfer."

  Moreover, in order to elect to be treated as a REIT, an entity must distribute sufficient amounts to eliminate any earnings and profits attributable to any year in which such entity was not a REIT. In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company expects to satisfy these requirements.

  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT as such income had in the hands of the partnership for purposes of the REIT Requirements, including satisfying the gross income tests and the assets test.

  Income Tests. In order to maintain qualification as a REIT, the Company must annually satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (such as interest on obligations secured by mortgages on real property, certain "rents from real property" or as gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income, including certain income derived from interest rate swaps, caps or similar financial instruments (or from any combination of the foregoing).

  For interest to qualify as "interest on obligations secured by mortgages on real property or on interests in real property," the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan. The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. For example, a fee received or accrued by a lender which is in fact a charge for services performed for a borrower rather than a charge for the use of borrowed money is not includible as interest. However, amounts earned as consideration for entering into agreements to make loans secured by real property, although not interest, are otherwise treated as within the 75% and 95% classes of gross income so long as the determination of those amounts does not depend on the income or profits of any person. By statute, the term interest does not include any amount based on income or profits except that the Code provides that (i) interest "based on a fixed percentage or percentages of receipts or sales" is not excluded and (ii) when the REIT makes a loan that provides for interest based on the borrower's receipts or sales and the borrower leases under one or more leases based on income or profits, only a portion of the contingent interest paid by the borrower will be disqualified as interest.

  Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if certain statutory conditions are met that limit rental income essentially to rentals on investment-type properties. In the event that a REIT acquires by foreclosure property that generates income that does not qualify as "rents from real property," such income may be treated as qualifying for three years following foreclosure (which period may be extended by the IRS) so long as (i) all leases entered into after foreclosure generate only qualifying rent, (ii) only limited construction takes place and (iii) within 90 days of foreclosure, any trade or business in which the property is used is conducted by an independent contractor from which the REIT derives no income. In the event the special foreclosure property rule applies to qualify otherwise unqualified income, the net income that qualifies only under the special rule for foreclosure property may be subject to tax, as described above.

  Relief Provisions. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--Taxation of the Company--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. At the close of each quarter of each taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

  Annual Distribution Requirements. In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of
(i) 95% of the Company's REIT Taxable Income (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100% of its REIT Taxable Income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirement.

  REIT Taxable Income is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made.

  It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement the Company may find it necessary to arrange for borrowings or to pay dividends in the form of taxable stock dividends if it is practicable to do so.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY AS A REIT

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it would be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX TREATMENT OF AUTOMATIC EXCHANGE

  Upon the occurrence of the Automatic Exchange, the outstanding Series A Preferred Shares would be automatically exchanged on a one-for-one basis for Bank Preferred Shares. See "Description of Series A Preferred Shares-- Automatic Exchange." The Automatic Exchange would be a taxable exchange with respect to which each holder of the Series A Preferred Shares who would have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Because the Bank Preferred Shares would not be listed on Nasdaq or on any exchange, each individual holder would be required to determine the fair market value of Bank Preferred Shares received to determine the tax effect of the Automatic Exchange. Assuming that such holder's Series A Preferred Shares were held as capital assets for more than one year prior to the Automatic Exchange, any gain or loss would be long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the Bank Preferred Shares will be the holder's fair market value at the time of the Automatic Exchange.

TAXATION OF UNITED STATES STOCKHOLDERS

  As used herein, the term "United States Stockholder" means a holder of Series A Preferred Shares that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  Distributions Generally. As long as the Company qualifies as a REIT, distributions to a United States Stockholder up to the amount of the Company's current or accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are designated by the Company as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. A distribution in excess of current or accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the United States Stockholder's Series A Preferred Shares, and a distribution in excess of the United States Stockholder's tax basis in its Series A Preferred Shares will be taxable gain realized from the sale of such shares. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not claim the benefit of any tax losses of the Company on their own income tax returns.

  The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of the Company--General" and "--Taxation of the Company-- Annual Distribution Requirements" above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

  Losses incurred on the sale or exchange of Series A Preferred Shares held for less than six months will be deemed a long-term capital loss to the extent of any capital gain dividends received by the selling stockholder with respect to such stock. In the event the Company elects to retain capital gains, the Company may designate a portion of its undistributed gains. In that event the Company will be required to pay a tax thereon. The holders of the Series A Preferred Shares would be required to include such amounts in income but will be entitled to a credit for a corresponding share of the capital gain paid by the Company.

  Treatment of Tax-Exempt Stockholders. Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt stockholder will generally not constitute "unrelated business taxable income" unless the stockholder has borrowed to acquire or carry its shares of the Company. A tax-exempt employee's pension trust that holds more than 10% of the shares of the capital stock of the Company may under certain circumstances be required to treat a certain percentage of dividends as unrelated business taxable income if the Company is "predominantly held" by qualified trusts. Under this provision, a REIT is predominantly held by a qualified trust if: (i) at least one qualified trust holds at least 25% of the interests of the REIT; or (ii) one or more qualified trusts each own at least 10% of the interests in the REIT and such qualified trusts, in the aggregate, own at least 50% of the interests of the REIT. For these purposes, a qualified trust is any trust defined under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.

TAXATION OF FOREIGN STOCKHOLDERS

  The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates holding Series A Preferred Shares (collectively, "Foreign

Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. A Foreign Stockholder should consult with its own tax advisor to determine the effect of federal, state, and local and country of tax residence income tax laws on an investment in the Company, including any reporting requirements.

  In general, a Foreign Stockholder will be subject to regular United States income tax to the same extent as a United States Stockholder with respect to income or gain derived from its investment in the Company if under all facts and circumstances such income or gain is "effectively connected" with such stockholder's conduct of a trade or business in the United States. See "-- Taxation of United States Stockholders." A corporate Foreign Stockholder that receives income that is effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion will apply to a Foreign Stockholder whose income or gain derived from investment in the Company is not so effectively connected in light of the facts and circumstances.

  The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") significantly affects the federal income tax treatment of the sale or exchange of shares in REITs held by a Foreign Stockholder. Under FIRPTA, gain or loss realized on the sale or exchange of a "United States real property interest" ("USRPI") by a foreign taxpayer is treated by statute as effectively connected with a U.S. trade or business as a matter of law, without regard to the particular facts and circumstances. Shares of a corporation generally are treated as a USRPI only if the fair market value of USRPIs owned by the corporation equals or exceeds 50% of the fair market value of its total assets. If at no time within the five years preceding the sale or exchange of shares in the Company the shares constituted a USRPI, gain or loss on the sale or exchange will not be treated as effectively connected with a U.S. trade or business by reason of FIRPTA. While ownership of real property within the U.S. (including ownership of interests in certain entities) is always a USRPI, a loan secured by a mortgage on U.S. real property constitutes a USRPI only if the amounts payable by the borrower are contingent on the income or receipts of the borrower or the property or otherwise based on the property. Because such contingent interest is not likely to be present in the residential mortgage loans to be owned by the Company that are expected to represent approximately 90% of the assets of the Company (although such interest is fairly common in commercial loans) the Company believes it is unlikely that its shares will be USRPIs or that it will derive significant gain from the sale or exchange of USRPIs, although whether its shares are a USRPI or it derives income from USRPIs will depend upon the facts as they ultimately develop. A distribution of cash to a Foreign Stockholder that is not attributable to gain from sales or exchanges by the Company of USRPIs and not designated by the Company as a capital gain dividend is not subject to FIRPTA but generally will be subject to the withholding of United States federal income tax at a rate of 30%, unless (i) a lower treaty rate applies or (ii) the Foreign Stockholder files an IRS Form 4224 with the withholding agent certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Foreign Stockholder. A Foreign Stockholder who receives a distribution that has been subject to such withholding tax may file a claim for refund to the extent the withholding has been imposed on a portion of such distributions representing amounts in excess of current and accumulated earnings and profits. Under FIRPTA, distributions of proceeds attributable to gain from the Company's sale or exchange of a USRPI are subject to income tax at the normal capital gains rates applicable to United States stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Also, these distributions may be subject to a 30% branch profits tax in the hands of a corporate Foreign Stockholder not entitled to a treaty exemption or reduced rate of tax. Treasury Regulations require the withholding of 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Foreign Stockholder's tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the 28% maximum rate on capital gains of individuals. Capital gain dividends not attributable to gain on the sale or exchange of USRPIs are not subject to United States taxation if there is no requirement of withholding.

  If the shares of the Company do constitute a USRPI (or did so constitute within the previous five years), gain or loss on the sale or exchange of the shares will be treated as effectively connected with the conduct of a U.S. trade or business unless one or more special rules apply to preclude U.S. taxation.

  If the Company is a "domestically-controlled REIT," a sale of Series A Preferred Shares by a Foreign Stockholder generally will not be subject to United States taxation. A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly, under Code attribution rules, by Foreign Stockholders. Because the Series A Preferred Shares will be publicly traded, no assurance can be given that the Company will constitute a domestically-controlled REIT or that it will be possible to ascertain whether or not it is domestically-controlled.

  If the Company is not a domestically-controlled REIT (and would otherwise be treated as a United States holding company), a sale of Series A Preferred Shares would be subject to tax under FIRPTA as a sale of a USRPI and gain or loss would be effectively connected with a United States trade or business if either (i) the Series A Preferred Shares were not "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the Nasdaq National Market System, on which the Series A Preferred Shares will be listed) during the quarter in which the Series A Preferred Shares were sold or (ii) even if the Series A Preferred Shares were "regularly traded", the selling stockholder held, directly or indirectly, more than 5% of the Series A Preferred Shares during the five-year period ending on the date of disposition. The applicable Treasury Regulations that define "regularly traded" for this purpose may be interpreted to provide that a security will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of such security or the quarterly trading volume is less than 7.5% of the average number of the issued and outstanding shares of such security (2.5% if there are 2,500 or more stockholders of record). In the event that the Series A Preferred Shares were not "regularly traded" and the Company did not at that time constitute a domestically-controlled REIT, a Foreign Stockholder (without regard to its ownership percentage of Series A Preferred Shares) must treat as effectively connected with a United States trade or business any gain or loss on any sale or other disposition of Series A Preferred Shares that occurs within a calendar quarter during which the Series A Preferred Shares were not "regularly traded" and the shares were a USRPI.

  If the gain on the sale of the Company's Series A Preferred Shares were subject to taxation under FIRPTA, the Foreign Stockholder would be subject to the same treatment as a United States Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Notwithstanding the foregoing, capital gain from sale of shares of a REIT not subject to FIRPTA will nonetheless be taxable to a Foreign Stockholder who is an individual (under rules generally applicable to United States Stockholders) if such person is in the United States for 183 days or more during the taxable year of disposition and certain other conditions apply. In any event, a purchaser of Series A Preferred Shares from a Foreign Stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased Series A Preferred Shares are "regularly traded" on an established securities market or if the Company is a domestically-controlled REIT. Otherwise, under FIRPTA the purchaser of Series A Preferred Shares may be required to withhold 10% of the purchase price and remit such amount to the IRS.

  Shares of the Company owned by a nonresident alien decedent are subject to United States federal estate tax (which is imposed at rates up to 55%) unless an estate tax treaty binding upon the United States provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

  United States Stockholders. Under certain circumstances, a United States Stockholder of Series A Preferred Shares may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Series A Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A United States Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a United States Stockholder will be allowed as a credit against such United States Stockholder's United States federal income tax liability and may entitle such United States Stockholder to a refund, provided that the required information is furnished to the IRS.

  Foreign Stockholders. Additional issues may arise pertaining to information reporting and backup withholding with respect to Foreign Stockholders, and a Foreign Stockholder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Foreign Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Foreign Stockholder will be allowed as a credit against any United States federal income tax liability of such Foreign Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

  The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                             ERISA CONSIDERATIONS

GENERAL

  In evaluating the purchase of Series A Preferred Shares, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider (a) whether the ownership of Series A Preferred Shares is in accordance with the documents and instruments governing such Plan; (b) whether the ownership of Series A Preferred Shares is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code;
(c) whether the Company's assets are treated as assets of the Plan; and (d) the need to value the assets of the Plan annually. In addition, the fiduciary of an individual retirement arrangement under Section 408 of the Code (an "IRA") considering the purchase of Series A Preferred Shares should consider whether the ownership of Series A Preferred Shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

  The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. PLANS AND IRAS THAT ARE PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SHARES SHOULD CONSULT WITH AND RELY UPON THEIR OWN ADVISORS IN EVALUATING THESE MATTERS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PLAN ASSET REGULATION

  Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Code (the "Plan Asset Regulation," 29 C.F.R. Section 2510.3-101), when a Plan or IRA makes an equity investment in another entity, the underlying assets of the entity will not be considered Plan Assets if the equity interest is a "publicly-offered security".

  For purposes of the Plan Asset Regulation, a "publicly-offered security" is a security that is (a) "freely transferable," (b) part of a class of securities that is "widely held," and (c) sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and part of a class of securities that is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. The Series A Preferred Shares will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act within the time periods specified in the Plan Asset Regulation.

  The Plan Asset Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. The Company expects the Series A Preferred Shares to be "widely held" upon the completion of the Offering.

  The Plan Asset Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Asset Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable". The Company believes that any restrictions imposed on the transfer of the Series A Preferred Shares are limited to the restrictions on transfer generally permitted under the Plan Asset Regulation and are not likely to result in the failure of the Series A Preferred Shares to be "freely transferable".

  A Plan should not acquire or hold the Series A Preferred Shares if the Company's underlying assets will be treated as the assets of such Plan. However, the Company believes that under the Plan Asset Regulation the Series A Preferred Shares should be treated as "publicly-offered securities" and, accordingly, the underlying assets of the Company should not be considered to be assets of any Plan or IRA investing in the Series A Preferred Shares.

EFFECT OF PLAN ASSET STATUS

  ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed above, the assets of the Company under current law do not appear likely to be assets of the Plans receiving Series A Preferred Shares as a result of the Offering. However, if the assets of the Company were deemed to be assets of the Plans under ERISA, certain directors and officers of the Company might be deemed fiduciaries with respect to the Plans that invest in the Company and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

  If the assets of the Company were deemed to be Plan Assets, transactions between the Company and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series A Preferred Shares could be liable as co-fiduciaries for actions taken by the Company that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

PROHIBITED TRANSACTIONS

  Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing the Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things: (a) a sale or exchange, or leasing, of property with a party in interest; (b) a loan or other extension of credit with a party in interest; (c) a transaction involving the furnishing of goods, services or facilities with a party in interest; or (d) a transaction involving the transfer of Plan assets to, or use of Plan assets by or for the benefit of, a party in interest. Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

  If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (a) undo the transaction, (b) restore to the Plan any profit realized on the transaction and (c) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

  If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code by reason of the Company engaging in a prohibited transaction with the individual who established an IRA or his beneficiary, the IRA would lose its tax-exempt status. The other penalties for prohibited transactions would not apply .

  Thus, the acquisition of the Series A Preferred Shares by a Plan could result in a prohibited transaction if an Underwriter, the Company, the Bank, or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series A Preferred Shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, such as Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the Underwriters), reporting dealers, and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

  A Plan should not acquire the Series A Preferred Shares pursuant to the Offering if such acquisition will constitute a non-exempt prohibited transaction.

UNRELATED BUSINESS TAXABLE INCOME

  Plan fiduciaries should also consider the consequences of holding more than 10% of the Series A Preferred Shares if the Company is "predominantly held" by qualified trusts. See "Federal Income Tax Consequences--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders".

                        INFORMATION REGARDING THE BANK

  The following is a summary of material information regarding the Bank. As an integral part of this Prospectus, a copy of the Bank's offering circular filed with the OTS relating to the Bank Preferred Shares to be issued upon the Exchange Event (the "Offering Circular"), including exhibits, is attached hereto as Annex I and is incorporated by reference herein. The following discussion does not purport to be complete and is qualified in its entirety by reference to the Offering Circular. All material information relating to the Bank, including information relating to the Bank's financial position, can be found in these documents.

OPERATIONS OF THE BANK

  Flagstar Bank, FSB, a federally chartered stock savings bank, is the largest independent Michigan-based savings institution based on asset size as of September 30, 1997, according to SNL Securities. The Bank is also one of the largest originators of conforming single-family mortgage loans in the United States according to Inside Mortgage Finance. The Bank is engaged in the business of providing a full range of retail banking services in southern and western Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Bank ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production according to SMR Research Corp. All of the outstanding stock of the Bank is owned by Flagstar, a Michigan corporation whose common stock is listed for trading on Nasdaq under the symbol "FLGS."

  As of September 30, 1997, the Bank had consolidated total assets of $2.0 billion, net loans of $1.8 billion, total deposits of $1.0 billion and total stockholder's equity of $121.1 million. For the nine months ended September 30, 1997, the Bank's net earnings were $15.8 million and its return on average assets and return on average equity (as annualized) were 1.34% and 21.53%, respectively. At December 31, 1996, the Bank had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.7 million and total stockholder's equity of $77.9 million. For the year ended December 31, 1996, the Bank's net earnings were $17.1 million and its return on average assets and return on average equity were 1.54% and 24.82%, respectively ($19.3 million, 1.73% and 27.97%, respectively, excluding the special deposit insurance assessment imposed on September 30, 1996 on all depository institutions insured by the SAIF.

  The Bank's operations are segregated into two segments, mortgage banking and retail banking, with most of the Bank's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Bank believes that its retail banking business provides it with a strategic advantage because it affords the Bank access to funding sources for its mortgage origination business which would not otherwise be available. These additional funding sources include low cost retail deposits, FHLB advances and escrowed funds. The Bank benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is therefore able to generate greater net interest income.

  Retail Banking. The Bank (which was formerly known as First Security Savings Bank, FSB) provides a full range of retail banking services to consumers and small businesses in southern and western Michigan. The Bank operates a network of 19 bank branches (including four opened in 1997) located in southern and western Michigan counties. Beginning with the acquisition of Security Savings Bank, F.S.B. ("Security Savings") and its seven bank branches in 1994, the Bank has focused on expanding its branch network in these markets in order to increase its access to retail deposit funding sources. The Bank believes that this also provides a greater opportunity for cross-marketing of consumer banking services to the Bank's mortgage customers in Michigan and for taking advantage of opportunities that the Bank believes exist for community banks in Michigan as a result of the substantial consolidation that has occurred in the banking industry. See "Business and Strategy."

  Mortgage Banking. The Bank's mortgage banking operations, which have historically generated substantially all of the Bank's earnings, originate residential mortgages through 33 retail loan origination offices located in Michigan (21), California (9), Florida (2) and Ohio (1). In addition, the Bank originates mortgage loans on a wholesale basis through a network of approximately 1,800 independent mortgage brokers nationwide (who originate such loans using the Bank's underwriting systems and standards and close such loans using funds advanced by the Bank). This network is serviced by sixty account executives, who are organized among 10 regional wholesale/correspondent lending offices and five wholesale/correspondent satellite offices. The Bank also purchases mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom the Bank has established a correspondent relationship. See "Business and Strategy."

  For the nine months ended September 30, 1997, the Bank produced approximately $4.8 billion in mortgage loans through wholesale and correspondent networks and $529.9 million through the Bank's retail network. During the years ended December 31, 1996 and 1995, the Bank's mortgage loan production totaled $6.8 billion and $5.2 billion, respectively. Of these amounts, approximately $6.1 billion was produced during the year ended December 31, 1996 through the Bank's wholesale and correspondent loan production network and $685.3 million was produced through the Bank's retail network ($4.6 billion and $632.7 million, respectively, during 1995).

  The Bank sells a substantial portion of its loan production into the secondary market, principally by securitizing pools of loans through programs offered by government-sponsored enterprises such as the Federal National Mortgage Association ("FNMA" or "Fannie Mae") and the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and through sales to private investors. In addition, the Bank originates and sells loans conforming to the underwriting criteria of the Federal Housing Authority ("FHA") and the Department of Veterans Affairs ("VA"). Generally, the Bank retains the servicing rights to many of the loans that it sells, but also realizes additional income by selling servicing rights on an individual and a bulk basis to other mortgage Banks. At September 30, 1997 and at December 31, 1996 and 1995, the Bank's loan servicing portfolio totaled $4.1 billion, $4.8 billion and $6.8 billion, respectively (net of loans subserviced for others), substantially all of which related to conventional loans.

  The Bank makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Bank was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Bank began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector(TM) (of which the Bank is currently one of the largest users), and has combined the two technologies into its LIVE(R) video conferencing and underwriting system. The Bank believes that the LIVE(R) system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, provides it with a significant competitive edge in writing mortgage loans. During 1997, substantially all of its mortgage loan production has been underwritten using automated systems, which the Bank believes reduces overhead, enhances customer service and facilitates conformity of the Bank's loan production with FHLMC and FNMA underwriting guidelines.

SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial and other data of the Bank herein, as of and for the nine months ended September 30, 1997 and 1996 and each of the five years in the period ended December 31, 1996, have been derived from the Consolidated Financial Statements of the Bank and the unaudited financial statements of the Bank contained in Annex I. In the opinion of management all adjustments (which consist of normal recurring accruals) necessary for a fair presentation of the results of operations for such periods have been included. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.

                           AT OR FOR THE
                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,     AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ---------------    -------------------------------------------
                           1997    1996       1996       1995    1994     1993    1992
                          ------- -------    -------    ------- -------  ------- -------
                                              (IN THOUSANDS)
SUMMARY OF OPERATIONS:
Interest income.........  $84,789 $57,679    $76,179    $71,304 $35,112  $29,760 $18,735
Interest expense........   54,597  34,121     45,967     41,443  14,482   12,052   9,227
                          ------- -------    -------    ------- -------  ------- -------
Net interest income.....   30,192  23,558     30,212     29,861  20,630   17,708   9,508
Provision for losses....    3,730   1,140      2,604        238     290      644     380
                          ------- -------    -------    ------- -------  ------- -------
Net interest income
 after provision for
 losses.................   26,462  22,418     27,608     29,623  20,340   17,064   9,128
Non-interest income Loan
 administration income..    5,543  11,110     11,859     14,248  13,261    7,786   2,340
 Net gain on loan
  sales.................    9,269   4,536      4,511      2,872  (1,132)   7,015   6,900
 Net gain on sales of
  mortgage servicing
  rights................   25,472  20,917     35,129     13,356  28,489   13,385   3,021
Other income............    3,158   5,085      6,803      4,626   2,065    5,468   6,162
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   43,442  41,648     58,302     35,102  42,683   33,654  18,423
                          ------- -------    -------    ------- -------  ------- -------
Non-interest expense
 Compensation and bene-
  fits..................   19,303  18,443    25, 479     18,538  18,609    7,984   5,184
 Other expense..........   25,730  27,809(1)  33,060(1)  21,311  18,975   13,308   7,298
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   45,033  46,252     58,539     39,849  37,584   21,292  12,482
                          ------- -------    -------    ------- -------  ------- -------
Earnings before federal
 income taxes...........   24,871  17,814     27,371     24,876  25,439   29,426  15,069
Provision for federal
 income taxes...........    9,043   6,387     10,258      9,348   9,302   10,405   5,275
                          ------- -------    -------    ------- -------  ------- -------
Net earnings............  $15,828 $11,427(1) $17,113(1) $15,528 $16,137  $19,021 $ 9,794
                          ======= =======    =======    ======= =======  ======= =======

                          AT SEPTEMBER 30,                 AT DECEMBER 31,
                          ---------------- ----------------------------------------------------
                                1997          1996        1995       1994      1993      1992
                          ---------------- ----------  ----------  --------  --------  --------
                                                   (IN THOUSANDS)
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............     $2,033,199    $1,296,810  $1,044,851  $722,469  $467,629  $304,758
Loans receivable:
 Mortgage loans avail-
  able for sale.........      1,363,822       840,767     620,455   205,480   389,073   218,266
 Loans held for invest-
  ment..................        444,552       273,579     305,590   429,800    26,906    21,637
 Less: Allowance for
  losses................         (4,950)       (3,500)     (2,102)   (1,871)     (901)     (550)
                             ----------    ----------  ----------  --------  --------  --------
 Total loans, net.......      1,803,424     1,110,846     923,943   633,409   415,078   239,353
 Mortgage servicing
  rights................         51,713        30,064      27,957    18,179    17,563    11,108
 Deposits...............      1,012,121       624,732     529,218   308,497   190,761   181,171
 FHLB advances..........        718,878       389,801     191,156   200,750    55,000       --
 Stockholder's equity...        121,055        77,899      61,003    47,925    35,114    16,767

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------     -------------------------------------------------------------
                             1997        1996           1996           1995        1994        1993        1992
                          ----------  ----------     ----------     ----------  ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
PERFORMANCE RATIOS(2):
Return on average
 assets.................        1.34%       1.38%          1.54%          1.64%       3.19%       4.39%       3.72%
Return on average
 equity.................       21.53%      22.61%         24.82%         29.52%      35.79%      69.56%      84.78%
Interest rate spread....        2.27%       2.13%          2.13%          2.36%       3.37%       3.39%       2.04%
Net interest margin.....        2.83%       3.21%          3.07%          3.46%       4.63%       4.55%       3.92%
Ratio of average
 interest earning assets
 to average interest
 bearing liabilities....         111%        123%           120%           123%        139%        137%        158%
Ratio of non-interest
 expense to average
 assets.................        3.80%       5.58%(3)       5.25%(3)       4.20%       7.43%       4.92%       4.71%
Efficiency ratio (4)....        59.8%       69.5%          64.7%          59.3%       58.3%       41.5%       44.7%
Dividend payout ratio...         --         8.75%          5.84%         15.78%      19.83%       4.21%       7.66%
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding(2).........        0.22%       0.03%          0.13%          0.00%       0.08%       0.08%       0.09%
Non-performing assets to
 total assets at end of
 period.................        3.04%       3.37%          3.16%          1.25%       0.42%       0.60%       0.94%
Non-performing loans to
 total loans at end of
 period.................        2.44%       3.50%          2.75%          1.15%       0.27%       0.37%       0.85%
Allowance for losses to
 total loans at end of
 period.................        0.27%       0.33%          0.31%          0.23%       0.29%       0.22%       0.23%
Allowance for losses to
 non-performing loans at
 end of period..........       11.23%       9.56%         11.43%         19.67%     107.59%      58.17%      26.84%
CAPITAL RATIOS:
Tangible Capital........        5.73%       6.22%          5.58%          5.19%       5.54%       7.41%       5.35%
Core Capital............        5.95%       6.75%          6.01%          5.84%       6.63%       7.41%       5.35%
Total Risk-based
 Capital................       11.25%      11.96%         10.91%         10.12%      12.08%      13.84%      13.40%
Average equity-to-
 average assets.........        6.20%       6.09%          6.19%          5.54%       8.91%       6.32%       5.14%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $5,287,711  $5,283,843     $6,791,665     $5,195,605  $3,720,173  $6,220,415  $2,984,076
Mortgage loans sold.....  $4,518,451  $5,285,538     $6,581,897     $4,760,806  $3,551,319  $6,034,828  $2,888,564
Mortgage loans serviced
 for others(5)..........  $4,143,352  $6,946,080     $4,801,581     $6,788,530  $5,691,421  $6,198,311  $3,091,399
Capitalized value of
 mortgage servicing
 rights (6).............        1.25%       0.60%          0.63%          0.41%       0.32%       0.28%       0.36%
OTHER DATA:
Full-time equivalent
 employees..............       1,110       1,179          1,310          1,142         869         971         584
Number of branches......          19          15             15             13           9           1           1
Number of
 wholesale/correspondent
 lending centers........          10          10             10              9           6           5           4

                                                   (footnotes on following page)

--------
(1) Includes the special deposit insurance assessment imposed on SAIF-insured institutions during September 1996. The Bank's assessment was $3.4 million, before taxes. If such assessment had not been imposed, the Bank's net earnings would have been approximately $13.6 million for the nine months ended September 30, 1996 and its return on average assets and return on average equity for the period would have been 1.64% and 26.90%, respectively. If such assessment had not been imposed, the Bank's net earnings would have been approximately $19.3 million for the year ended December 31, 1996 and its return on average assets and return on average equity for the period would have been 1.73% and 27.97%, respectively.
(2) Ratios are annualized where applicable.
(3) Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 5.17% for the nine months ended September 30, 1996 and 4.94% for the year ended December 31, 1996.
(4) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 64.3% for the nine months ended September 30, 1996 and 60.8% for the year ended December 31, 1996.
(5) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery, of $2.0 billion, $2.1 billion, $3.6 billion and $536.3 million at September 30, 1997 and 1996 and December 31, 1996 and 1995, respectively. There was no subservicing in prior years.
(6) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

RECENT DEVELOPMENTS

  The following table presents selected financial data for the periods indicated. The selected consolidated financial and other data as of and for the three months ended December 31, 1997 and 1996 and the year ended December 31, 1997 are unaudited and are derived from the Bank's internal consolidated financial statements which, in the opinion of management, contain all adjustments which are necessary for a fair presentation of the results for such periods. The information set forth below should be read in conjunction with the Bank's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations," each as set forth in the Offering Circular contained in Annex I attached hereto and incorporated herein by reference.

                          FOR THE THREE MONTHS ENDED  AT OR FOR THE YEAR ENDED
                                 DECEMBER 31,               DECEMBER 31,
                              1997          1996          1997       1996(4)
                          ------------- ------------- ------------ -------------
                                 (in thousands, except per share amount)
SUMMARY OF OPERATIONS:
Interest income.........  $      37,963 $      18,500 $    122,752 $     76,179
Interest expense........         25,436        11,846       80,033       45,967
                          ------------- ------------- ------------ ------------
Net interest income.....         12,527         6,654       42,719       30,212
Provision for losses....          1,285         1,464        5,015        2,604
Non-interest income.....         16,089        16,654       59,531       58,302
Non-interest expense....         17,201        12,287       62,234       58,539
                          ------------- ------------- ------------ ------------
Earnings before federal
 tax provision..........         10,130         9,557       35,001       27,371
Provision for federal
 income taxes...........          4,175         3,871       13,218       10,258
                          ------------- ------------- ------------ ------------
Net earnings............  $       5,955 $       5,686 $     21,783 $     17,113
                          ============= ============= ============ ============
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............                              $  1,901,034 $  1,296,810
Loans receivable........                                 1,655,259    1,110,846
Mortgage servicing
 rights.................                                    83,845       30,064
Deposits................                                 1,110,165      624,732
FHLB advances...........                                   482,378      389,801
Stockholders' equity....                                   126,410       77,899
PERFORMANCE RATIOS:(1)
Return on average
 assets.................          1.17%         2.02%        1.29%        1.54%
Return on average
 equity.................         18.74%        30.84%       20.69%       24.82%
Interest rate spread....          1.69%         2.05%        2.10%        2.13%
Net interest margin.....          2.55%         2.65%        2.74%        3.07%
Efficiency ratio........          57.1%         52.7%        59.7%        64.7%
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding............          0.15%         0.39%        0.20%        0.13%
Non-performing assets to
 total assets...........                                     3.29%        3.16%
Non-performing loans to
 total loans............                                     2.67%        2.75%
Allowance for losses to
 total loans............                                     0.33%        0.31%
Allowance for losses to
 non-performing loans...                                    12.41%       11.43%
BANK REGULATORY CAPITAL
 RATIOS:
Tangible capital........                                     5.40%        5.58%
Core capital............                                     5.62%        6.01%
Total risk-based
 capital................                                    11.74%       10.91%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $   2,585,388 $   1,507,822 $  7,873,099 $  6,791,665
Mortgage loans sold.....  $   2,703,943 $   1,296,359 $  7,222,394 $  6,581,897
Mortgage loans serviced
 for others (2).........            N/A           N/A $  6,412,797 $  4,801,581
Value of mortgage
 servicing rights (3)...            N/A           N/A        1.31%        0.63%

(1) Ratios are annualized where appropriate.
(2) Amount excludes subservicing of $3.6 billion at December 31, 1996.
(3) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).
(4) The 1996 earnings reflect the one time SAIF assessment of $3.4 million ($2.2 million after tax) paid in September 1996. Without this assessment, earnings would have been $19.3 million and return on average equity, return on average assets and the efficiency ratio would be 27.97%, 1.73%, and 60.8%, respectively.

 Comparison of Results of Operations for the Three Months Ended December 31, 1997 and 1996

  The Bank's net earnings for the three months ended December 31, 1997 were $6.0 million, an increase of approximately $300,000 or 5.3%, from net earnings of $5.7 million for the three months ended December 31, 1996. This increase in net earnings was due to increases in net interest income, offset by an increase in non-interest expense. The Bank's net interest income increased $5.8 million, or 86.6%, to $12.5 million for the three months ended December 31, 1997, from $6.7 million reported for the three months ended December 31, 1996, caused by a substantial growth in average earning assets. Non-interest expense increased $4.9 million, or 39.8%, to $17.2 million for the three months ended December 31, 1997, from $12.3 million reported for the three months ended December 31, 1996. This increase was the result of an increase in compensation and benefits of $1.4 million and an increase in other expenses of $3.5 million. The increased employee count associated with the bank branch expansion and normal recurring salary adjustments account for the increased compensation costs while the increase in other expenses is a direct result of the increased costs associated with the foreclosed real estate portfolio.

 Comparison of Results of Operations for the Years Ended December 31, 1997 and 1996

  The Bank's net earnings for the year ended December 31, 1997 were $21.8 million, an increase of $4.7 million, or 27.5% from net earnings of $17.1 million for the year ended December 31, 1996. Excluding the one-time SAIF assessment paid by the Bank in 1996, net earnings for 1996 would have been $19.3 million.

  The increase in net earnings for 1997 was due to increases in net interest income and non-interest income, offset by increases in non-interest expense, the provision for losses, and the provision for federal income taxes. The Bank's net interest income increased $12.5 million, or 41.4%, to $42.7 million for the year ended December 31, 1997, from $30.2 million for the year ended December 31, 1996, caused by substantial growth in the amount of average earning assets offset in part by a decrease in the net interest margin (from 3.07% to 2.74%). Non-interest income increased $1.2 million, or 2.1%, to $59.5 million for the year ended December 31, 1997, from $58.3 million in 1996. The majority of this increase resulted from increased gains reported on loan sales offset by decreases in gains from mortgage servicing rights sold, loan administration income, and loan fee income. Non-interest expense increased $3.7 million, or 6.3% to $62.2 million for 1997, from $58.5 million in 1996. This increase was the result of a 16.2% increase in mortgage loan production in 1997, an increase in bank branch locations opened in 1997 and increased costs associated with the foreclosed real estate portfolio.

  The Bank's provision for losses also increased by $2.4 million, or 92.3%, to $5.0 million for 1997 from $2.6 million for 1996. The increase in the provision increased the Bank's allowance for losses to $5.5 million at December 31, 1997 (or 12.41% of non-performing loans) compared to $3.5 million at December 31, 1996 (or 11.43% of non-performing loans). The increased provision reflects a higher level of non-performing loans compared to December 31, 1996 ($44.3 million versus $30.6 million) and a higher level of charge-offs in 1997 versus 1996 ($3.0 million versus $1.2 million). See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition--Allowance for Losses" of the Bank as set forth in the Offering Circular contained in Annex I and incorporated herein by reference. The Bank had net charge-offs to average loans outstanding of 0.20% in 1997 compared to 0.13% during 1996.

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement dated February 18, 1998 (the "Underwriting Agreement") among the Company, the Bank and the underwriters named below (the "Underwriters"), the Company has agreed that the Company will sell to each of the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the respective number of Series A Preferred Shares set forth opposite its name below:

                                                                NUMBER OF SHARES
                                                                  OF SERIES A
                             UNDERWRITER                        PREFERRED SHARES
                             -----------                        ----------------
      Roney & Co., L.L.C. .....................................    1,000,000
      McDonald & Company Securities, Inc. .....................    1,000,000
                                                                   ---------
        Total..................................................    2,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to the approval of certain legal matters by counsel and to certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to purchase and pay for all the Series A Preferred Shares offered hereby, if any are purchased.

  If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriters for all accountable out-of-pocket expenses incurred by them in connection with the proposed purchase and sale of the Series A Preferred Shares up to a maximum of $100,000. Upon the purchase by the Underwriters of at least 2,000,000 shares, the Company will not reimburse the Underwriters for any out-of-pocket expenses.

  The Company and the Underwriters have agreed that the Underwriters will purchase the 2,000,000 Series A Preferred Shares offered hereunder at a price to the public of $25.00 per share less underwriting discounts and commissions of $0.8725 per share. The Underwriters propose to offer the Series A Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $0.50 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.40 per share to certain brokers and dealers. After the Series A Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional Series A Preferred Shares solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series A Preferred Shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 Series A Preferred Shares offered hereby.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Series A Preferred Shares or which are convertible or exchangeable into securities which are substantially similar to the Series A Preferred Shares offered in connection with the Offering.

  The Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of Series A Preferred Shares offered by them.

  Prior to the Offering, there has been no public market for the Series A Preferred Shares.

  The Company has filed an application to list the Series A Preferred Shares, subject to official notice of issuance, on Nasdaq. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Shares prior to commencement of trading on Nasdaq, but are not obligated to do so and may discontinue any such market making at any time without notice.

  The Company and the Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to affiliates of the Company, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                                    EXPERTS

  The balance sheet of Flagstar Capital Corporation as of December 16, 1997 included in this Prospectus has been so included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the Series A Preferred Shares offered hereby will be passed upon for the Company by Kutak Rock, Washington, D.C. Certain tax matters described under "Federal Income Tax Consequences" will be passed upon for the Company by Kutak Rock. Certain legal matters will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement (of which this Prospectus is a part) on Form S-11 (the "Registration Statement") under the Securities Act, with respect to the Series A Preferred Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Series A Preferred Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto.

  The Registration Statement and the exhibits forming a part thereof filed by the Company with the Commission can be inspected at and copies can be obtained from the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the following regional offices of the
Commission: 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, Chicago, Illinois 60661 and at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at "http://www.sec.gov."

  The Certificate of Designation establishing the rights, preferences and limitations of the Series A Preferred Shares provides that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

                                   GLOSSARY

  "Advisor" means the Bank in its role as advisor under the Advisory
Agreement.

  "Advisory Agreement" means the agreement between the Bank and the Company pursuant to which the Bank will (i) administer the day-to-day operations of the Company, (ii) monitor the credit quality of the Mortgage Loans held by the Company, (iii) advise the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Loans and (iv) maintain custody of the documents related to the Company's Mortgage Loans.

  "ARM" or "adjustable rate mortgage" means a Mortgage Loan that features adjustments of the underlying interest rate at predetermined times based on an agreed margin to an established index. An ARM is usually subject to periodic interest rate and/or payment caps and a lifetime interest rate cap.

  "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of the Company.

  "Automatic Exchange" means the automatic exchange on a share-for-share basis of Series A Preferred Shares for Bank Preferred Shares upon the occurrence of the Exchange Event.

  "Bank" means Flagstar Bank, FSB, a savings bank organized under the laws of the United States, and the parent of the Company.

  "Bank Preferred Shares" means the newly issued series of preferred stock of the Bank for which the Series A Preferred Shares will be exchanged automatically upon the occurrence of the Exchange Event.

  "Board of Directors" means the board of directors of the Company.

  "By-laws" means the by-laws of the Company.

  "Classified" means a loan which, for financial institution regulatory purposes, is designated as "substandard," "doubtful" or "loss." For such purposes, a "substandard" asset is one that is deemed inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any, because the asset has a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. An asset classified as "doubtful" has all the weaknesses inherent in one classified "substandard," with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as "loss" are considered uncollectible.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the United States Securities and Exchange Commission.

  "Common Stock" means the common stock, par value $1.00 per share, of the Company.

  "Company" means Flagstar Capital Corporation, a Michigan corporation.

  "Designated Portfolio" means the pool of Mortgage Loans from which the Company will purchase from the Bank those Mortgage Loans that will comprise the Initial Portfolio.

  "Directive" means the writing issued by the appropriate regulatory agency directing the Automatic Exchange.

  "DOL" means the United States Department of Labor.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "Excess Shares" means the shares of any class or series of preferred stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchange Event" means an occurrence by which the appropriate regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term.

  "FHLMC" or "Freddie Mac" means the Federal Home Loan Mortgage Corporation.

  "Five-Year ARM" means an ARM in which the interest rate adjusts annually beginning in the month in which the 60th payment is due.

  "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

  "Five or Fewer Test" means the Code requirement that not more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code).

  "Flagstar" means Flagstar Bancorp, Inc., a Michigan corporation and the parent of the Bank.

  "FNMA" or "Fannie Mae" means the Federal National Mortgage Association.

  "FNMA Required Net Yield" means (i) with respect to any Mortgage Loan with an original term of 20, 25 or 30 years, FNMA's required net yield for 30-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan and (ii) with respect to any Mortgage Loan with an original term of 15 years, FNMA's required net yield for 15-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan.

  "Foreign Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) non-resident alien individuals, (ii) foreign corporations and foreign partnerships or (iii) foreign trusts and estates.

  "Gross Margin" means, with respect to a Mortgage Loan that is an ARM, the applicable fixed percentage which, when added to the applicable index, calculates to the current interest rate paid by the borrower of the adjustable rate Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate loans.

  "Independent Directors" means the members of the Board of Directors who, prior to their appointment, were not current directors, officers or employees of the Company, Flagstar, the Bank or any affiliate of the Bank or of any person or persons that, in the aggregate, own more than one percent of the common stock of Flagstar.

  "Initial Portfolio" means the portfolio of Mortgage Loans purchased by the Company from the Bank upon or simultaneously with the closing of the Offering.

  "IRA" means an individual retirement arrangement under Section 408 of the Code.

  "IRS" means the United States Internal Revenue Service.

  "LIBOR" means the London Inter-Bank Offered Rate.

  "Lifetime interest rate cap" means, with respect to Mortgage Loans that are ARMs, the maximum interest rate that may accrue during any period over the term of such Mortgage Loan as stated in the governing instruments evidencing such Mortgage Loan.

  "Loan-to-Value Ratio" means, with respect to any Mortgage Loan, the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the mortgaged property underlying such Mortgage Loan and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

  "Mortgage Loans" means whole loans secured by a first mortgage or deed of trust on single-family (one- to four-unit) residential real estate properties none of which have been originated under or are insured by or guaranteed by either the Federal Housing Administration or the Veterans' Administration.

  "Mortgage Purchase Agreement" means the Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank.

  "Nonaccrual Status" means a loan on which, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the loan agreement or on which the principal or interest is past due 90 days or more and collateral, if any, is insufficient to cover principal and interest.

  "Offering" means the offering of Series A Preferred Shares pursuant to the Prospectus.

  "Offering Circular" means the registration statement on Form OC pursuant to which the Bank Preferred Shares are being registered with the OTS.

  "One Hundred Persons Test" means the Code requirement that the capital stock of the Company be owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

  "OTS" means the Office of Thrift Supervision, Department of the Treasury.

  "Ownership Limit" means the provision in the Company's Articles of Incorporation limiting any person from owning (including shares deemed to be owned by the attribution provisions of the Code) more than 5% of any issued and outstanding class or series of preferred stock of the Company without the prior approval of the Company.

  "Periodic interest rate cap" means, with respect to ARMs, the maximum change in the coupon rate permissible under the terms of the loan at each coupon adjustment date. Periodic interest rate caps limit both the speed by which the coupon rate can adjust upwards in a rising interest rate environment and the speed by which the coupon rate can adjust downwards in a falling rate environment.

  "Plan" means a pension, profit-sharing, retirement or other employee benefit plan.

  "Plan Asset Regulation" means the DOL regulations determining the assets of a Plan for purposes of ERISA and the related prohibited transaction excise tax provisions of the Code.

  "Prime Rate" for any date means the lowest prime rate as published in the "Money Rates" table of The Wall Street Journal for that date.

  "Prospectus" means this prospectus, as the same may be amended.

  "Rate Adjustment Date" means, with respect to any ARM, a date on which the interest rate on such ARM adjusts.

  "Registration Statement" means the registration statement filed by the Company with the Commission on Form S-11 with respect to the Series A Preferred Shares.

  "REIT" means a real estate investment trust as defined pursuant to the REIT Provisions, or any successor provisions thereof.

  "REIT Provisions" and "REIT Requirements" means Sections 856 through 860 of the Code and the applicable Treasury Regulations.

  "REIT Taxable Income" shall have the meaning set forth in "Federal Income Tax Consequences--Taxation of the Company--Annual Distribution Requirements."

  "Securities Act" means the Securities Act of 1933, as amended.

  "Series A Preferred Shares" means the shares of preferred stock of the Company offered hereby.

  "Servicing Agreement" means the servicing agreement entered into by the Bank and the Company with respect to the Mortgage Loans.

  "Seven-Year ARM" means an ARM that adjust annually beginning in the month in which the 84th monthly payment is due.

  "Tax Event" means the receipt by the Company of an opinion of a law or accounting firm experienced in such matters to the effect that, as a result of
(i) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends payable by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Three-Year ARM" means an ARM that adjusts annually beginning in the month in which the 36th monthly payment is due.

  "TIN" means Taxpayer Identification Number.

  "Treasury Index" means the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any U.S. Government department or agency.

  "Treasury Regulations" means the income tax regulations promulgated under the Code.

  "Underwriters" means those underwriters to which the Company will sell the Series A Preferred Shares pursuant to the terms of the Underwriting Agreement.

  "Underwriting Agreement" means the underwriting agreement by and among the Company, the Bank and the Underwriters.

  "United States Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) citizens or residents of the United States, (ii) corporations, partnerships, or other entities created or organized in or under the laws of the United States or of any political subdivisions thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  "USRPI" means United States real property interest.

                          INDEX TO FINANCIAL STATEMENT

Report of Independent Certified Public Accountants......................... F-2
Balance Sheet of Flagstar Capital Corporation as of December 16, 1997...... F-3
Note to Financial Statement................................................ F-4

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Flagstar Capital Corporation:

  We have audited the accompanying balance sheet of Flagstar Capital Corporation (the "Company") as of December 16, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Flagstar Capital Corporation as of December 16, 1997, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Southfield, Michigan
December 19, 1997

                          FLAGSTAR CAPITAL CORPORATION

                                 BALANCE SHEET
                               DECEMBER 16, 1997

                                 ASSETS
Cash..................................................................... $100
                                                                          ====
                          STOCKHOLDER'S EQUITY
Common Stock, par value $1.00 share, 1,000,000 shares authorized; 100 shares issued and outstanding........................................... $100
                                                                          ====



   The Note to the Financial Statement is an integral part of this Statement.

                         FLAGSTAR CAPITAL CORPORATION

                          NOTE TO FINANCIAL STATEMENT

1. ORGANIZATION

  Flagstar Capital Corporation (the "Company"), a wholly-owned subsidiary of Flagstar Bank, FSB (the "Bank"), was incorporated on June 28, 1995 in the State of Michigan.

  The Company intends to invest in mortgage-related assets financed by common and preferred stock offerings and expects to generate income for distribution to its future preferred and common stockholders primarily from the net interest income derived from its investments in mortgage-related assets. The Company intends to purchase these mortgage-related assets from the Bank at their estimated fair values. These assets will be recorded in the Company's financial statements at the Bank's historical cost basis which will approximate their estimated fair values. The Company intends to operate in a manner that permits it to elect, and it intends to elect, to be subject to tax as a real estate investment trust for federal income tax purposes. The Company has not had any operations as of December 16, 1997.

  The Company intends to sell preferred stock in an underwritten public offering. The cost of this public offering will be paid by the Company out of proceeds from a sale of common stock to the Bank. If the public offering is not consummated, the Bank will pay any offering costs.

                                                                        ANNEX I
OFFERING CIRCULAR
                               2,000,000 SHARES

                              FLAGSTAR BANK, FSB

                 8.5% NONCUMULATIVE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

  The 8.5% Noncumulative Preferred Stock, par value $25.00 per share (the "Bank Preferred Shares"), of Flagstar Bank, FSB (the "Bank") will be issued only upon the automatic exchange (the "Automatic Exchange") of the 8.5% Noncumulative Exchangeable Preferred Stock, Series A (the "Series A Preferred Shares") of Flagstar Capital Corporation (the "Company"), a wholly owned subsidiary of the Bank, upon the occurrence of certain events. See "Offering Circular Summary--The Offering." Dividends on the Bank Preferred Shares will be payable at the same rate as the Series A Preferred Shares if, when and as declared by the Board of Directors of the Bank. For a description of the terms of the Bank Preferred Shares, see "Description of the Bank Preferred Shares" herein.

  The Bank Preferred Shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank's creditors, including the claims of the Bank's depositors. The Bank Preferred Shares rank superior and prior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being on parity with or senior to the Bank Preferred Shares. The common stock of the Bank is the only class of equity securities currently outstanding.

  The Series A Preferred Shares have been registered with the Securities and Exchange Commission (the "Commission") and an application will be filed to list the Series A Preferred Shares on the Nasdaq Stock Market ("Nasdaq") under the symbol "FLGSP". In the event the Series A Preferred Shares are exchanged into Bank Preferred Shares, the Bank does not intend to apply for listing of the Bank. Preferred Shares on any national securities exchange or for quotation through Nasdaq.


  AN INVESTMENT IN THE BANK PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS AND OTHER CONSIDERATIONS RELATING TO THE BANK AND THE BANK PREFERRED SHARES. SEE "RISK FACTORS" BEGINNING ON PAGE OC-14.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE OF THRIFT SUPERVISION (THE "OTS"), THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), THE COMMISSION OR ANY OTHER FEDERAL AGENCY, OR BY ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE OTS, THE FDIC, OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF THE BANK AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE INSURED.

           The date of this Offering Circular is February 18, 1998.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
Forward-Looking Information.............................................  OC-3
Available Information...................................................  OC-3
Offering Circular Summary...............................................  OC-4
Risk Factors............................................................ OC-14
Flagstar Capital Corporation............................................ OC-22
Use of Proceeds......................................................... OC-22
Capitalization.......................................................... OC-23
Selected Consolidated Financial and Other Data.......................... OC-24
Management's Discussion and Analysis of Changes in Financial Condition
 and Results of Operations.............................................. OC-26
Business................................................................ OC-46
Regulation.............................................................. OC-67
Management.............................................................. OC-73
Description of the Bank Preferred Shares................................ OC-79
Automatic Exchange...................................................... OC-82
Experts................................................................. OC-82
Legal Matters........................................................... OC-83
Index to Financial Statements...........................................   F-1

                          FORWARD-LOOKING INFORMATION

  THE INFORMATION CONTAINED HEREIN CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS, INCLUDING THOSE DISCUSSED BELOW, COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION, SUCH FORWARD-LOOKING STATEMENTS ARE NECESSARILY DEPENDENT UPON ASSUMPTIONS, ESTIMATES AND DATA THAT MAY BE INCORRECT OR IMPRECISE. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENTS INCLUDED HEREIN DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES AND MAY NOT BE REALIZED. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY, AMONG OTHER THINGS, THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "INTENDS," "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA" OR "ANTICIPATES," OR THE NEGATIVES THEREOF, OR OTHER VARIATIONS THEREON OF COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY OR INTENTIONS.

                             AVAILABLE INFORMATION

  Flagstar Bank, FSB (the "Bank") is not subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Bank is wholly owned by Flagstar Bancorp, Inc. ("Flagstar"), which is subject to the requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports and other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the electronic filings of Flagstar. The address of the Commission's web site is "http://www.sec.gov."

  The Bank has filed with the OTS a Registration Statement on Form OC (including any amendments thereto, the "Form OC") with respect to the securities covered by this Offering Circular. This Offering Circular does not contain all of the information set forth in the Form OC, certain items of which are contained in exhibits to the Form OC as permitted by the rules and regulations of the OTS. For further information with respect to the Bank and the securities offered hereby, reference is made to the Form OC, including the exhibits filed as a part thereof. Statements contained in this Offering Circular as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Form OC, each such statement being qualified in all respects by such reference. The Form OC and the exhibits thereto may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the OTS at 1700 G Street, N.W., Washington, D.C. 20552. Information regarding the Bank is also available through the web site of the OTS. The address of the OTS' web site is "http://www.ots.ustreas.gov."

                           OFFERING CIRCULAR SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in the Offering Circular. Unless otherwise indicated, all information in this Offering Circular assumes that the over-allotment option granted to the Underwriters has not been exercised. Terms used but not defined herein are defined elsewhere in this Offering Circular.

THE BANK

  Flagstar Bank, FSB, a federally chartered stock savings bank, is the largest independent Michigan-based savings institution based on asset size as of September 30, 1997, according to SNL Securities. The Bank is also one of the largest originators of conforming single-family mortgage loans in the United States according to Inside Mortgage Finance. The Bank is engaged in the business of providing a full range of retail banking services in southern and western Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Bank ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production according to SMR Research Corp. All of the outstanding stock of the Bank is owned by Flagstar Bancorp, Inc. ("Flagstar"), a Michigan corporation whose common stock is listed for trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "FLGS."

  As of September 30, 1997, the Bank had consolidated total assets of $2.0 billion, net loans of $1.8 billion, total deposits of $1.0 billion and total stockholder's equity of $121.1 million. For the nine months ended September 30, 1997, the Bank's net earnings were $15.8 million and its return on average assets and return on average equity (as annualized) were 1.34% and 21.53%, respectively. At December 31, 1996, the Bank had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.7 million and total stockholder's equity of $77.9 million. For the year ended December 31, 1996, the Bank's net earnings were $17.1 million and its return on average assets and return on average equity were 1.54% and 24.82%, respectively ($19.3 million, 1.73% and 27.97%, respectively, excluding the special deposit insurance assessment imposed on September 30, 1996 on all depository institutions insured by the Savings Association Insurance Fund (the "SAIF")).

  The Bank's operations are segregated into two segments, mortgage banking and retail banking, with most of the Bank's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Bank believes that its retail banking business provides it with a strategic advantage because it affords the Bank access to funding sources for its mortgage origination business that would not otherwise be available. These additional funding sources include lower cost retail deposits, Federal Home Loan Bank ("FHLB") advances and escrowed funds. The Bank benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is therefore able to generate greater net interest income. See "Business."

  Retail Banking. The Bank (which was formerly known as First Security Savings Bank, FSB) provides a full range of retail banking services to consumers and small businesses in southern and western Michigan. The Bank operates a network of 19 bank branches (including four opened in 1997) located in southern and western Michigan counties. Beginning with the acquisition of Security Savings Bank, F.S.B. ("Security Savings") and its seven bank branches in 1994, the Bank has focused on expanding its branch network in these markets in order to increase its access to retail deposit funding sources. The Bank believes that this also provides a greater opportunity for cross-marketing of consumer banking services to the Bank's mortgage customers in Michigan and for taking advantage of opportunities that the Bank believes exist for community banks in Michigan as a result of the substantial consolidation that has occurred in the banking industry. See "Business."

  Mortgage Banking. The Bank's mortgage banking operations, which have historically generated substantially all of the Bank's earnings, originate residential mortgages through 33 retail loan origination offices located in Michigan (21), California (9), Florida (2) and Ohio (1). In addition, the Bank originates mortgage loans on a wholesale basis through a network of approximately 1,800 independent mortgage brokers nationwide (who originate such loans using the Bank's underwriting systems and standards and close such loans using funds advanced by the Bank). This network is serviced by sixty account executives, who are organized among 10 regional wholesale/correspondent lending offices and five wholesale/correspondent satellite offices. The Bank also purchases mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom the Bank has established a correspondent relationship. See "Business."

  For the nine months ended September 30, 1997, the Bank produced approximately $4.8 billion in mortgage loans through wholesale and correspondent networks and $529.9 million through the Bank's retail network. During the years ended December 31, 1996 and 1995, the Bank's mortgage loan production totaled $6.8 billion and $5.2 billion, respectively. Of these amounts, approximately $6.1 billion was produced during the year ended December 31, 1996 through the Bank's wholesale and correspondent loan production network and $685.3 million was produced through the Bank's retail network ($4.6 billion and $632.7 million, respectively, during 1995).

  The Bank sells a substantial portion of its loan production into the secondary market, principally by securitizing pools of loans through programs offered by government-sponsored enterprises such as the Federal National Mortgage Association ("FNMA" or "Fannie Mae") and the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and through sales to private investors. In addition, the Bank originates and sells loans conforming to the underwriting criteria of the Federal Housing Authority ("FHA") and the Department of Veterans Affairs ("VA"). Generally, the Bank retains the servicing rights to many of the loans that it sells, but also realizes additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. At September 30, 1997 and at December 31, 1996 and 1995, the Bank's loan servicing portfolio totaled $4.1 billion, $4.8 billion and $6.8 billion, respectively (net of loans subserviced for others), substantially all of which related to conventional loans.

  The Bank makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Bank was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Bank began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector(TM) (of which the Bank is currently one of the largest users), and has combined the two technologies into its LIVESM video conferencing and underwriting system. The Bank believes that the LIVESM system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, provides it with a significant competitive edge in writing mortgage loans. During 1997, substantially all of its mortgage loan production has been underwritten using automated systems, which the Bank believes reduces overhead, enhances customer service and facilitates conformity of the Bank's loan production with FHLMC and FNMA underwriting guidelines.

  Business Strategy. The Bank's strategy consists of the following key elements:

  . continue to expand the Bank's branch network into the demographically desirable communities adjacent to the Bank's current markets in southern and western Michigan in order to gain access to additional low cost retail funding sources;

  . cross-sell retail banking services to the Bank's large Michigan base of existing mortgage customers;

  . benefit from economies of scale by increasing the size of its loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

  . as market conditions permit, retain more of its mortgage loan production volume or mortgage servicing rights, or both;

  . utilize advanced technology and automated processes throughout the Bank's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies.

  Recent Operating Results. The Bank's operations have grown significantly over the past five years. Between year-end 1992 and year-end 1996, the Bank's annual mortgage loan production volume grew from $3.0 billion to $6.8 billion, its assets grew from $304.8 million to $1.3 billion and its loan servicing portfolio (net of loans subserviced for others) grew from $3.1 billion to a peak of $6.8 billion at December 31, 1995 before decreasing to $4.8 billion at December 31, 1996 as a result of significant sales of servicing rights during 1996. Over this period, net earnings increased from $9.8 million in 1992 to $17.1 million in 1996 ($19.3 million before the special deposit insurance assessment imposed on September 30, 1996, on all SAIF-insured institutions). Net earnings decreased in 1994 and 1995 compared to 1993 as a result of several factors, including higher levels of compensation and expense relating to expansion that the Bank undertook in 1993 in response to the record levels of refinancing activity and its acquisition of Security Savings in 1994. For the three years ended December 31, 1996, 1995 and 1994, the Bank reported a return on average equity of 24.82%, 29.52% and 35.79%, respectively, and a return on average assets of 1.54%, 1.64% and 3.19%, respectively.

  Net earnings for the nine months ended September 30, 1997 were $15.8 million, a $4.4 million increase from the $11.4 million in net earnings reported for the nine months ended September 30, 1996 ($13.6 million before the SAIF assessment). The increase resulted primarily from the Bank's increase in average assets which totaled $1.6 billion for the nine months ended September 30, 1997, an increase of $500.0 million, or 45.5%, from $1.1 billion for the nine months ended September 30, 1996.

  Historically, the Bank has incurred minimal losses from charge-offs in connection with its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding increased from 0.09% in 1992 to 0.13% in 1996. Net charge-offs further increased to 0.22% for the nine months ended September 30, 1997. Over this period, non-performing assets as a percentage of total assets ranged from 0.94% in 1992 to a low of 0.42% in 1994, increased to 1.25% at December 31, 1995, to 3.16% at December 31, 1996 and finally to 3.04% at September 30, 1997. Non-performing assets totaled $3.0 million in 1994, $13.0 million in 1995, $41.0 million in 1996 and $61.7 million at September 30, 1997. As a result of the increase in non-performing assets during 1997, the Bank increased its provision for losses to $3.7 million for the nine months ended September 30, 1997 from $2.6 million for all of 1996. At September 30, 1997, the Bank's allowance for losses was equal to 0.27% of total loans and 11.23% of non-performing loans compared to 0.31% and 11.43%, respectively, at December 31, 1996. The 1996 and 1997 increases in non-performing assets resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Bank generally does not sell loans with recourse, it typically is required to repurchase loans, including delinquent and defaulted loans, which were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Bank's new loan production has increased substantially over the past several years (totalling $24.9 billion in mortgage loan production from 1992 through 1996), the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Bank loans originated in prior periods.

  It has been the Bank's experience that non-performing loans do not necessarily result in an ultimate loss to the Bank. Approximately 92% of the Bank's non-performing loans at September 30, 1997 were single-family residential mortgage loans (88% at December 31, 1996), which generally represent minimal risk of ultimate loss because of the nature of the underlying collateral, private mortgage insurance for loans with over-80% loan-to-value ("LTV") ratios and insurance or guarantees on certain loans from the FHA and VA. In addition, the Bank may also have the right to sell the repurchased loan back to the broker or correspondent which originated it, or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Bank by such insurers.

  The Bank anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels through 1998 as a result of the factors described above. However, although there can be no assurance, the Bank believes that several actions it has taken during 1996 and 1997, including a tightening of credit standards and the implementation of automated underwriting systems (which the Bank believes, in most cases, significantly reduce the ability of secondary market investors to require repurchases of loans absent material misrepresentation), should result in a decline of the level of loan repurchases over time. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Comparison of Financial Condition at September 30, 1997 and December 31, 1996--Allowance for Losses" and "Business--Asset Quality."

MANAGEMENT

  The Bank's senior management team consists of four individuals with extensive experience in the financial services industry, particularly residential mortgage loan origination. The Chairman, Chief Executive Officer and founder, Thomas J. Hammond, has over 29 years of experience in various aspects of residential lending and has been the Chief Executive Officer of the Bank since its inception in 1987. Prior to organizing the Bank, Mr. Hammond organized, owned and managed a series of financial services related companies, including Hammond Mortgage Corporation, which was sold to Michigan National Bank in 1981. The President, Mark T. Hammond, has worked in various positions at the Bank for the past 10 years, including Senior Vice President of the Bank in charge of secondary marketing and loan production and Executive Vice President responsible for mortgage operations. Joan H. Anderson, who is Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings, has 27 years of banking and mortgage-related experience and has managed numerous aspects of the Bank's mortgage banking operations since joining the Bank in 1987. Michael W. Carrie, who is Chief Financial Officer of the Bank, has 13 years of experience in banking and mortgage lending, both with the Bank and previously with Standard Federal Bank, F.S.B., a major regional federal savings bank.

CONFLICTS OF INTEREST

The Hammond family members, who are the controlling stockholders of Flagstar and thereby indirectly control the Bank, may have investment goals and strategies that differ from those of the holders of the Series A Preferred Shares and thus cause the controlling stockholders to direct the policies of the Bank in a manner that is contrary to the best interests of the holders of the Series A Preferred Shares. See "Risk Factors--The Hammond Family Members, Who as Controlling Stockholders of Flagstar Can Thereby Control the Bank, May Have Investment Goals and Strategies That Differ From Those of the Holders of the Series A Preferred Shares."

THE OFFERING

Securities Offered..........  2,000,000 Bank Preferred Shares.

Automatic Exchange..........  The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of the Series A Preferred Shares of Flagstar Capital Corporation, a wholly owned subsidiary of the Bank (the "Automatic Exchange"). See "Automatic Exchange."

Ranking.....................  The Bank Preferred Shares rank senior to the
                              Bank's common stock, par value $0.01 per share (the "Common Stock") and junior to all claims of the Bank's creditors, including the claims of the Bank's depositors. Additional shares of preferred stock ranking senior to the Bank Preferred Shares may not be issued without the approval of holders of at least 2/3 of the Bank Preferred Shares.

Dividends...................  Dividends on the Bank Preferred Shares are
                              payable at the rate of 8.5% per annum of the initial liquidation preference (an amount equal to $2.125 per annum per share), if, when, and as declared by the Board of Directors of the Bank. If declared, dividends are payable quarterly in arrears on the last day of March, June, September and December in each year, or, if such day is not a business day, on the next business day. Dividends on the Bank Preferred Shares are not cumulative and, accordingly, if no dividend is declared on the Bank Preferred Shares by the Bank for a quarterly dividend period, holders of the Bank Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period.

                              Upon the Automatic Exchange of Series A Preferred Shares for Bank Preferred Shares, any accrued and unpaid dividends for the most recent quarter of the Series A Preferred Shares at the time of the Automatic Exchange will be deemed to be accrued and unpaid dividends on the Bank Preferred Shares. See "Description of the Bank Preferred Shares--Dividends." The Bank's ability to pay cash dividends is subject to regulatory and other restrictions described herein.

Liquidation Preference......  The liquidation preference for each Bank
                              Preferred Share is $25.00, plus an amount equal to the accrued and unpaid dividends for the most recent quarter, if any, thereon for the then-current dividend period to the date fixed for liquidation. See "Description of the Bank Preferred Shares--Rights Upon Liquidation."

Redemption..................  The Bank may not redeem the Bank Preferred Shares before March 1, 2003. After such date, the Bank Preferred Shares may be redeemed for cash at the option of the Bank, in whole or in part, at any time and from time to time, at the redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, to the date fixed for redemption, if any, thereon. Redemption of the Bank Preferred Shares will be subject to compliance with applicable regulatory and other restrictions. See "Description of the Bank Preferred Shares-- Redemption."

Voting Rights...............  Holders of Bank Preferred Shares will not have any voting rights, except as expressly provided herein. On any matter on which holders of the Bank Preferred Shares may vote, each Bank Preferred Share will be entitled to one vote. See "Description of the Bank Preferred Shares--Voting Rights."

Use of Proceeds.............  The Bank Preferred Shares will only be issued in connection with an Automatic Exchange for the Series A Preferred Shares. The proceeds from the sale of the Series A Preferred Shares will be used by Flagstar Capital Corporation to purchase a portfolio of mortgage assets and to pay expenses associated with the formation and offering of the Series A Preferred Shares. The conversion of Series A Preferred Shares into Bank Preferred Shares will produce no proceeds to the Bank. See "Use of Proceeds."

Absence of a Public           There is currently no public market for the Bank
Market......................  Preferred Shares as such shares have not been issued and such shares will not be listed on any securities exchange or for quotation through Nasdaq.

RISK FACTORS

  See "Risk Factors" for a discussion of the risk factors relating to the Bank and the Bank Preferred Shares.

             SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents summary selected consolidated financial and other data as of and for the nine months ended September 30, 1997 and 1996 and each of the five years in the period ended December 31, 1996. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1996 and 1995, and the Consolidated Statements of Earnings for each of the three years in the period ended December 31, 1996, are included elsewhere in this Prospectus. The selected consolidated financial and other data as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited and are derived from the Bank's internal consolidated financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations to be obtained for the entire year.

                           AT OR FOR THE
                            NINE MONTHS
                          ENDED SEPTEMBER
                                30,          AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ---------------    -------------------------------------------
                           1997    1996       1996       1995    1994     1993    1992
                          ------- -------    -------    ------- -------  ------- -------
                                              (IN THOUSANDS)
SUMMARY OF OPERATIONS:
Interest income.........  $84,789 $57,679    $76,179    $71,304 $35,112  $29,760 $18,735
Interest expense........   54,597  34,121     45,967     41,443  14,482   12,052   9,227
                          ------- -------    -------    ------- -------  ------- -------
Net interest income.....   30,192  23,558     30,212     29,861  20,630   17,708   9,508
Provision for losses....    3,730   1,140      2,604        238     290      644     380
                          ------- -------    -------    ------- -------  ------- -------
Net interest income
 after provision for
 losses.................   26,462  22,418     27,608     29,623  20,340   17,064   9,128
Non-interest income
 Loan administration
  income................    5,543  11,110     11,859     14,248  13,261    7,786   2,340
 Net gain on loan
  sales.................    9,269   4,536      4,511      2,872  (1,132)   7,015   6,900
 Net gain on sales of
  mortgage servicing
  rights................   25,472  20,917     35,129     13,356  28,489   13,385   3,021
 Other income...........    3,158   5,085      6,803      4,626   2,065    5,468   6,162
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   43,442  41,648     58,302     35,102  42,683   33,654  18,423
                          ------- -------    -------    ------- -------  ------- -------
Non-interest expense
 Compensation and
  benefits..............   19,303  18,443     25,479     18,538  18,609    7,984   5,184
 Other expense..........   25,730  27,809(1)  33,060(1)  21,311  18,975   13,308   7,298
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   45,033  46,252     58,539     39,849  37,584   21,292  12,482
                          ------- -------    -------    ------- -------  ------- -------
Earnings before federal
 income taxes...........   24,871  17,814     27,371     24,876  25,439   29,426  15,069
Provision for federal
 income taxes...........    9,043   6,387     10,258      9,348   9,302   10,405   5,275
                          ------- -------    -------    ------- -------  ------- -------
Net earnings............  $15,828 $11,427(1) $17,113(1) $15,528 $16,137  $19,021 $ 9,794
                          ======= =======    =======    ======= =======  ======= =======

                          AT SEPTEMBER 30,                 AT DECEMBER 31,
                          ---------------- ----------------------------------------------------
                                1997          1996        1995       1994      1993      1992
                          ---------------- ----------  ----------  --------  --------  --------
                                                   (IN THOUSANDS)
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............     $2,033,199    $1,296,810  $1,044,851  $722,469  $467,629  $304,758
Loans receivable:
 Mortgage loans
  available for sale....      1,363,822       840,767     620,455   205,480   389,073   218,266
 Loans held for
  investment............        444,552       273,579     305,590   429,800    26,906    21,637
 Less: Allowance for
  losses................         (4,950)       (3,500)     (2,102)   (1,871)     (901)     (550)
                             ----------    ----------  ----------  --------  --------  --------
 Total loans, net.......      1,803,424     1,110,846     923,943   633,409   415,078   239,353
Mortgage servicing
 rights.................         51,713        30,064      27,957    18,179    17,563    11,108
Deposits................      1,012,121       624,732     529,218   308,497   190,761   181,171
FHLB advances...........        718,878       389,801     191,156   200,750    55,000       --
Stockholder's equity....        121,055        77,899      61,003    47,925    35,114    16,767

                              AT OR FOR THE
                            NINE MONTHS ENDED
                              SEPTEMBER 30,                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------     -------------------------------------------------------------
                             1997        1996           1996           1995        1994        1993        1992
                          ----------  ----------     ----------     ----------  ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
PERFORMANCE RATIOS(2):
Return on average
 assets.................        1.34%       1.38%          1.54%          1.64%       3.19%       4.39%       3.72%
Return on average
 equity.................       21.53%      22.61%         24.82%         29.52%      35.79%      69.56%      84.78%
Interest rate spread....        2.27%       2.13%          2.13%          2.36%       3.37%       3.39%       2.04%
Net interest margin.....        2.83%       3.21%          3.07%          3.46%       4.63%       4.55%       3.92%
Ratio of average
 interest earning assets
 to average interest
 bearing liabilities....         111%        123%           120%           123%        139%        137%        158%
Ratio of non-interest
 expense to average
 assets.................        3.80%       5.58%(3)       5.25%(3)       4.20%       7.43%       4.92%       4.71%
Efficiency ratio(4).....        59.8%       69.5%          64.7%          59.3%       58.3%       41.5%       44.7%
Dividend payout ratio...         --         8.75%          5.84%         15.78%      19.83%       4.21%       7.66%
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding(2).........        0.22%       0.03%          0.13%          0.00%       0.08%       0.08%       0.09%
Non-performing assets to
 total assets at end of
 period.................        3.04%       3.37%          3.16%          1.25%       0.42%       0.60%       0.94%
Non-performing loans to
 total loans at end of
 period.................        2.44%       3.50%          2.75%          1.15%       0.27%       0.37%       0.85%
Allowance for losses to
 total loans at end of
 period.................        0.27%       0.33%          0.31%          0.23%       0.29%       0.22%       0.23%
Allowance for losses to
 non-performing loans at
 end of period..........       11.23%       9.56%         11.43%         19.67%     107.59%      58.17%      26.84%
CAPITAL RATIOS:
Tangible Capital........        5.73%       6.22%          5.58%          5.19%       5.54%       7.41%       5.35%
Core Capital............        5.95%       6.75%          6.01%          5.84%       6.63%       7.41%       5.35%
Total Risk-based
 Capital................       11.25%      11.96%         10.91%         10.12%      12.08%      13.84%      13.40%
Average equity-to-
 average assets.........        6.20%       6.09%          6.19%          5.54%       8.91%       6.32%       5.14%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $5,287,711  $5,283,843     $6,791,665     $5,195,605  $3,720,173  $6,220,415  $2,984,076
Mortgage loans sold.....  $4,518,451  $5,285,538     $6,581,897     $4,760,806  $3,551,319  $6,034,828  $2,888,564
Mortgage loans serviced
 for others(5)..........  $4,143,352  $6,946,080     $4,801,581     $6,788,530  $5,691,421  $6,198,311  $3,091,399
Capitalized value of
 mortgage servicing
 rights(6)..............        1.25%       0.60%          0.63%          0.41%       0.32%       0.28%       0.36%
OTHER DATA:
Full-time equivalent
 employees..............       1,110       1,179          1,310          1,142         869         971         584
Number of branches......          19          15             15             13           9           1           1
Number of
 wholesale/correspondent
 lending centers........          10          10             10              9           6           5           4

--------
(1) Includes the special deposit insurance assessment imposed on SAIF-insured institutions during September 1996. The Bank's assessment was $3.4 million, before taxes. If such assessment had not been imposed, the Bank's net earnings would have been approximately $13.6 million for the nine months ended September 30, 1996 and its return on average assets and return on average equity for the period would have been 1.64% and 26.90%, respectively. If such assessment had not been imposed, the Bank's net earnings would have been approximately $19.3 million for the year ended December 31, 1996 and its return on average assets and return on average equity for the period would have been 1.73% and 27.97%, respectively.
(2) Ratios are annualized where applicable.
(3) Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 5.17% for the nine months ended September 30, 1996 and 4.94% for the year ended December 31, 1996.
(4) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 64.3% for the nine months ended September 30, 1996 and 60.8% for the year ended December 31, 1996.
(5) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery, of $2.0 billion, $2.1 billion, $3.6 billion and $536.3 million at September 30, 1997 and 1996 and December 31, 1996 and 1995, respectively. There was no subservicing in prior years.
(6) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

RECENT DEVELOPMENTS

  The following table presents selected financial data for the periods indicated. The selected consolidated financial and other data as of and for the three months ended December 31, 1997 and 1996 and the year ended December 31, 1997 are unaudited and are derived from the Bank's internal consolidated financial statements which, in the opinion of management, contain all adjustments which are necessary for a fair presentation of the results for such periods. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations" included elsewhere herein.

                          FOR THE THREE MONTHS ENDED  AT OR FOR THE YEAR ENDED
                                 DECEMBER 31,               DECEMBER 31,
                              1997          1996          1997       1996(4)
                          ------------- ------------- ------------ -------------
                                 (in thousands, except per share amount)
SUMMARY OF OPERATIONS:
Interest income.........  $      37,963 $      18,500 $    122,752 $     76,179
Interest expense........         25,436        11,846       80,033       45,967
                          ------------- ------------- ------------ ------------
Net interest income.....         12,527         6,654       42,719       30,212
Provision for losses....          1,285         1,464        5,015        2,604
Non-interest income.....         16,089        16,654       59,531       58,302
Non-interest expense....         17,201        12,287       62,234       58,539
                          ------------- ------------- ------------ ------------
Earnings before federal
 tax provision..........         10,130         9,557       35,001       27,371
Provision for federal
 income taxes...........          4,175         3,871       13,218       10,258
                          ------------- ------------- ------------ ------------
Net earnings............  $       5,955 $       5,686 $     21,783 $     17,113
                          ============= ============= ============ ============
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............                              $  1,901,034 $  1,296,810
Loans receivable........                                 1,655,259    1,110,846
Mortgage servicing
 rights.................                                    83,845       30,064
Deposits................                                 1,110,165      624,732
FHLB advances...........                                   482,378      389,801
Stockholders' equity....                                   126,410       77,899
PERFORMANCE RATIOS:(1)
Return on average
 assets.................          1.17%         2.02%        1.29%        1.54%
Return on average
 equity.................         18.74%        30.84%       20.69%       24.82%
Interest rate spread....          1.69%         2.05%        2.10%        2.13%
Net interest margin.....          2.55%         2.65%        2.74%        3.07%
Efficiency ratio........          57.1%         52.7%        59.7%        64.7%
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding............          0.15%         0.39%        0.20%        0.13%
Non-performing assets to
 total assets...........                                     3.29%        3.16%
Non-performing loans to
 total loans............                                     2.67%        2.75%
Allowance for losses to
 total loans............                                     0.33%        0.31%
Allowance for losses to
 non-performing loans...                                    12.41%       11.43%
BANK REGULATORY CAPITAL
 RATIOS:
Tangible capital........                                     5.40%        5.58%
Core capital............                                     5.62%        6.01%
Total risk-based
 capital................                                    11.74%       10.91%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $   2,585,388 $   1,507,822 $  7,873,099 $  6,791,665
Mortgage loans sold.....  $   2,703,943 $   1,296,359 $  7,222,394 $  6,581,897
Mortgage loans serviced
 for others (2).........            N/A           N/A $  6,412,797 $  4,801,581
Value of mortgage
 servicing rights (3)...            N/A           N/A        1.31%        0.63%

--------
(1) Ratios are annualized where appropriate.
(2) Amount excludes subservicing of $3.6 billion at December 31, 1996.
(3) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).
(4) The 1996 earnings reflect the one time SAIF assessment of $3.4 million ($2.2 million after tax) paid in September 1996. Without this assessment, earnings would have been $19.3 million and return on average equity, return on average assets and the efficiency ratio would be 27.97%, 1.73%, and 60.8%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 1997 AND 1996.

  The Bank's net earnings for the three months ended December 31, 1997 were $6.0 million, an increase of approximately $300,000 or 5.3%, from net earnings of $5.7 million for the three months ended December 31, 1996. This increase in net earnings was due to increases in net interest income, offset by an increase in non-interest expense. The Bank's net interest income increased $5.8 million, or 86.6%, to $12.5 million for the three months ended December 31, 1997, from $6.7 million reported for the three months ended December 31, 1996, caused by a substantial growth in average earning assets. Non-interest expense increased $4.9 million, or 39.8%, to $17.2 million for the three months ended December 31, 1997, from $12.3 million reported for the three months ended December 31, 1996. This increase was the result of an increase in compensation and benefits of $1.4 million and an increase in other expenses of $3.5 million. The increased employee count associated with the bank branch expansion and normal recurring salary adjustments account for the increased compensation costs while the increase in other expenses is a direct result of the increased costs associated with the foreclosed real estate portfolio.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996.

  The Bank's net earnings for the year ended December 31, 1997 were $21.8 million, an increase of $4.7 million, or 27.5% from net earnings of $17.1 million for the year ended December 31, 1996. Excluding the one-time SAIF assessment paid by the Bank in 1996, net earnings for 1996 would have been $19.3 million.

  The increase in net earnings for 1997 was due to increases in net interest income and non-interest income, offset by increases in non-interest expense, the provision for losses, and the provision for federal income taxes. The Bank's net interest income increased $12.5 million, or 41.4%, to $42.7 million for the year ended December 31, 1997, from $30.2 million for the year ended December 31, 1996, caused by substantial growth in the amount of average earning assets offset in part by a decrease in the net interest margin (from 3.07% to 2.74%). Non-interest income increased $1.2 million, or 2.1%, to $59.5 million for the year ended December 31, 1997, from $58.3 million in 1996. The majority of this increase resulted from increased gains reported on loan sales offset by decreases in gains from mortgage servicing rights sold, loan administration income, and loan fee income. Non-interest expense increased $3.7 million, or 6.3% to $62.2 million for 1997, from $58.5 million in 1996. This increase was the result of a 16.2% increase in mortgage loan production in 1997, an increase in bank branch locations opened in 1997 and increased costs associated with the foreclosed real estate portfolio.

  The Bank's provision for losses also increased by $2.4 million, or 92.3%, to $5.0 million for 1997 from $2.6 million for 1996. The increase in the provision increased the Bank's allowance for losses to $5.5 million at December 31, 1997 (or 12.41% of non-performing loans) compared to $3.5 million at December 31, 1996 (or 11.43% of non-performing loans). The increased provision reflects a higher level of non-performing loans compared to December 31, 1996 ($44.3 million versus $30.6 million) and a higher level of charge-offs in 1997 versus 1996 ($3.0 million versus $1.2 million). See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition--Allowance for Losses." The Bank had net charge-offs to average loans outstanding of 0.20% in 1997 compared to 0.13% during 1996.

                                 RISK FACTORS

  An investment in the Bank Preferred Shares involves a high degree of risk. In addition to the other information in this Offering Circular, investors should carefully consider the following factors before investing in the Bank Preferred Shares offered hereby.

  The discussion in this Offering Circular contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Bank's plans, objectives, expectations, and intentions. The cautionary statements made in this Offering Circular, including the risk factors discussed below, should be read as being applicable to all related forward-looking statements wherever they appear in the Offering Circular. The Bank's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents attached hereto or incorporated by reference herein.

BANK'S UNCERTAIN FINANCIAL CONDITION AT TIME OF THE AUTOMATIC EXCHANGE

  The Bank Preferred Shares will be issued in the Automatic Exchange for the Series A Preferred Shares only if (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term. As a result, holders of Series A Preferred Shares would become stockholders of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. In the event of receivership of the Bank, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. As a result of such subordination, either if the Bank were to be placed into receivership after the Automatic Exchange or if the Automatic Exchange were to occur after receivership of the Bank, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares.

BANK PREFERRED SHARES WILL NOT BE LISTED ON NASDAQ

  Although the Series A Preferred Shares will be listed on Nasdaq, the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of an Automatic Exchange Event on any national securities exchange or Nasdaq. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

DIVIDEND AND OTHER REGULATORY RESTRICTIONS ON OPERATIONS OF THE BANK

  Federal regulatory authorities regularly examine the Bank and its activities. Under certain circumstances, including any determination that the Bank's activities constitute an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Bank to transfer assets, to make distributions to its stockholders (including dividends to the holders of Bank Preferred Shares, as described below), or to redeem shares of preferred stock. Furthermore, in the event the Bank is placed into conservatorship or receivership, the Bank would be unable to pay dividends on the Bank Preferred Shares. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

  Payment of dividends on the Bank Preferred Shares could also be subject to regulatory limitations if the Bank became "undercapitalized" for purposes of the OTS prompt corrective action regulations, which is currently defined as having a core capital (or leverage) ratio of less than 4.0%, a Tier 1 risk-based capital ratio of less than 4.0% and a total risk-based capital ratio of less than 8.0%. At September 30, 1997, the Bank was in compliance with all of its regulatory capital requirements. As of that date, the Bank's core capital (or leverage) ratio was 5.95%, its Tier 1 risk-based capital ratio was 10.88% and its total risk-based capital ratio was 11.25%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the offering, would be 7.61%, 13.94% and 14.29%, respectively.

  Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's earnings and regulatory capital levels. The OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions. Dividends on the Bank Preferred Shares in excess of the Bank's net income would be treated as "capital distributions" by the OTS, in which case the Bank's payment of such dividends would be subject to restrictions under the OTS capital distribution regulations. Under these regulations, institutions are divided into tiers. Tier 1 institutions are those in compliance with their "fully phased-in" capital requirements and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval of up to the greater of (i) 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital (i.e., the excess of capital over the fully phased-in requirement) at the beginning of the calendar year in which the distribution is made or (ii) 75% of net income for the most recent four quarters. Tier 1 institutions that make capital distributions under the foregoing rules must continue to meet the applicable capital requirements on a pro forma basis after giving effect to such distributions. Tier 1 institutions may seek OTS approval to pay dividends beyond these amounts.

  The category of Tier 2 institutions, which are defined as institutions that are in compliance with their current, but not their "fully phased-in" capital requirements, is no longer relevant because all deductions from capital requirements have been fully phased-in as of July 1, 1996.

  Tier 3 institutions have capital levels below their current required minimum levels and may not make any capital distributions without the prior written approval of the OTS.

  As of September 30, 1997, the Bank had sufficient levels of capital to be a Tier 1 institution. However, the OTS retains discretion under its capital distribution regulations to treat an institution that it believes is in need of more than normal supervision (after written notice) as a Tier 3 institution. Moreover, deteriorating collateral values or general economic conditions could result in recognition of losses on the Bank's loan and REO portfolios and a consequent reduction in capital.

THE HAMMOND FAMILY MEMBERS, WHO AS CONTROLLING STOCKHOLDERS OF FLAGSTAR CAN THEREBY CONTROL THE BANK, MAY HAVE INVESTMENT GOALS AND STRATEGIES THAT DIFFER FROM THOSE OF THE HOLDERS OF THE SERIES A PREFERRED SHARES.

  The Bank will be subject to the ultimate control of the Bank's sole stockholder, Flagstar, and to the ownership of a controlling interest in Flagstar by Thomas J. Hammond, Chairman and Chief Executive Officer, and Mark
T. Hammond, Vice Chairman and President, of Flagstar and the Bank. Messrs. T. Hammond and M. Hammond, together with their respective spouses and immediate family members, own approximately 60 percent of the outstanding stock of Flagstar and are, thus, able to influence directly or to control all aspects of the affairs of Flagstar and, thus, the Bank. To the extent Hammond family members have investment goals or strategies that differ from those of the holders of the Series A Preferred Shares, the Hammond family would be able to direct the policies of the Bank in a manner that could be contrary to the best interests of the holders of the Series A Preferred Shares.

DIVIDENDS NOT CUMULATIVE

  Dividends on the Bank Preferred Shares are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Bank Preferred Shares for any quarterly period, the holders of the Bank Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Bank to pay less than the full amount of the stated dividends on the Bank Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would be considered by the Board of Directors in making this determination are the Bank's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant.

  The Bank Preferred Shares will be issued upon an Automatic Exchange of the Series A Preferred Shares. Each Series A Preferred Share will be exchanged automatically for one Bank Preferred Share if the appropriate regulatory agency directs in writing an Automatic Exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion, anticipates the Bank's becoming "undercapitalized" in the near term. The OTS' prompt corrective action regulations prohibit "capital distributions" (including dividends) unless an institution is at least "adequately capitalized." Thus, at the time of the Automatic Exchange, by regulation, the Bank may not be permitted to pay dividends on the Bank Preferred Shares. In addition, the Bank's ability to pay dividends on the Bank Preferred Shares even if the Bank were "adequately capitalized" following the Automatic Exchange would be subject to various restrictions under OTS regulations.

EARNINGS AND ASSET VALUE DECLINES FROM INTEREST RATE FLUCTUATIONS

  Changes in interest rates can have a variety of effects on the Bank's business. In particular, changes in interest rates may impact the volume of mortgage loan originations, the interest spread on mortgage loans held for sale, the amount of gain or loss on the sale of mortgage loans and mortgage servicing rights and the market value of the Bank's mortgage servicing portfolio.

  During periods of declining interest rates, such as occurred during 1993, the Bank typically experiences an increase in mortgage loan originations, particularly those due to the refinancing of existing mortgages. In addition, during a declining interest rate environment, the Bank may experience an increase in prepayments on its residential mortgage loans. As the Bank replaces these prepaid mortgage loans with newly originated loans, the new origination interest rates may be lower than the original mortgage interest rate. Since the dividend rate on the Bank Preferred Stock is fixed, there can be no assurance that new origination mortgage loans in a declining interest rate environment will provide enough income to pay dividends. On the other hand, an increase in, or stabilization of, interest rates for an extended period of time would adversely affect refinancing demand which could also have an adverse effect on the Bank's loan origination volume.

  The Bank's net interest income or loss is the difference between the interest income it earns on the loans it originates or purchases as well as on other interest-earning assets and the interest expense it pays on its interest-bearing liabilities to fund such interest-earning assets. The Bank principally funds its interest-earning assets from deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The profitability of the Bank's mortgage loan originations is in part a function of the spread between long-term interest rates (the rates on the loans the Bank holds, whether for investment or for sale in the secondary market) and short-term interest rates (the rates at which the Bank funds such mortgage loans). Since 1994, the Bank's interest rate spread has declined from 3.37% for the year ended December 31, 1994 to 2.27% for the nine months ended September 30, 1997 in large part because of the decrease in the prevailing spread between long-term and short-term interest rates. There can be no assurance that future changes in interest rates will not further decrease this spread, which may adversely affect the Bank's level of net interest income.

  In its retail banking operations, the Bank is subject to interest rate risk on loans held in its portfolio arising from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Although the Bank has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, there can be no assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on the Bank's operating results. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations-- Asset/Liability Management--Interest Rate Sensitivity Analysis."

  In its mortgage banking operations, the Bank is exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by the Bank through the time the Bank sells or commits to sell the mortgage loan. On a daily basis, the Bank analyzes various economic and market factors and, based upon these analyses, projects the amount of mortgage loans it expects to sell for delivery at a future date. The actual amount of loans sold will be a percentage of the number of mortgage loans on which the Bank has issued binding commitments (and thereby locked in the interest rate) but has not yet closed ("pipeline loans") to actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resultant mismatching of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, the Bank will not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate committed to by the Bank on such additional pipeline loans. To the extent that the hedging strategy utilized by the Bank is not successful, the Bank's profitability may be adversely affected. See "Business--Secondary Marketing."

  The market value of, and earnings from, the Bank's mortgage loan servicing portfolio may be adversely affected by declines in interest rates. If mortgage interest rates decline and mortgage loan prepayments therefore increase due to refinancing activity, the income stream from the Bank's current mortgage loan servicing portfolio may decline. In that case, the Bank may be required to amortize the portfolio more quickly or reduce the carrying value of its mortgage loan servicing portfolio, which would adversely affect the Bank's operating results and financial condition. See "Business--Mortgage Loan Servicing."

POTENTIAL LOSS OF ACCESS TO AND INCREASED COST OF FUNDING SOURCES

  The Bank's principal sources of funding for its operations have been deposits placed with the Bank and, to a lesser extent, borrowings from the FHLB and funds held in escrow for mortgage loan servicing purposes. Historically, the Bank's cost of funds associated with deposits has generally been lower than its cost to borrow from the FHLB. To the extent the Bank is unable to fund its asset growth through the maintenance and growth of its deposit base, it may have to rely to a greater extent on borrowings from the FHLB or other sources. If the cost of non-deposit funds is higher than the cost of deposits placed with the Bank, the Bank's net interest income and profitability would be adversely affected. At September 30, 1997, the Bank had an $850.0 million line of credit with the FHLB, of which $718.9 million had been drawn and was outstanding.

  There can be no assurance that the Bank will be successful in retaining access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. To the extent that the Bank is not successful in maintaining the availability of its current funding sources, by retaining existing deposits and attracting new deposits and by maintaining its line of credit with the FHLB, it may have to curtail its origination of single-family mortgage loans. A reduction in the Bank's origination of single-family mortgage loans could have a material effect on the Bank's gain on mortgage loan sales and sales of mortgage servicing rights. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Funding Sources."

POSSIBLE LOSS OF ACCESS TO SECONDARY MORTGAGE MARKET

  The ability of the Bank to continue the mortgage banking segment of its operations, which generated a significant portion of the Bank's pre-tax earnings for the year ended December 31, 1996 and the nine months ended September 30, 1997, and has historically generated substantially all of the Bank's earnings, is dependent upon the Bank's continued access to an active secondary market in which to sell its single-family mortgage loans.

  The Bank currently sells substantially all of the mortgage loans that it originates through its mortgage banking operations. The Bank's ability to readily sell mortgage loans is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in those laws could limit the activity of such government sponsored enterprises or change the terms on which they acquire loans, which in turn could adversely affect the Bank's operations. The Bank expects that it will continue to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect its operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including the administrative costs to the Bank of originating and purchasing qualifying loans.

  There can be no assurance that the Bank will continue to have ready access to an active secondary market for the sale of its single-family mortgage loans or that it can continue to originate the types of loans for which such a market exists. Any significant change in the secondary market level of activity or underwriting criteria of Fannie Mae, Freddie Mac or other institutional or non-institutional investors could have a material adverse effect on the Bank's results of operations.

POTENTIAL LOSS FROM LOAN DELINQUENCIES AND DEFAULTS ON LOANS

  From the time that the Bank funds the mortgage loans it originates to the time it sells such loans, generally 10 to 40 days, the Bank is at risk for any loan defaults. Once the Bank sells the mortgage loans it originates, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with the sale, the Bank typically makes certain representations and warranties to the purchasers and insurers of such loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines and program eligibility standards. The Bank relies upon its underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and it relies upon its quality control department to test sold loans on a sample basis for compliance. See "Business--Underwriting" and "--Quality Control." The purchasers of such loans will typically conduct a more detailed review of such loans following acquisition to determine whether such loans were originated in compliance with the purchaser's underwriting guidelines and program eligibility standards.

  If a loan defaults and there has been a breach of the Bank's representations and warranties, the Bank becomes liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the loan. During 1996, the Bank sold approximately $6.6 billion in single family mortgage loans in the secondary market, of which approximately $10.4 million (0.16% of loans sold) were repurchased during 1996. Total repurchases of single family mortgage loans by the Bank during 1996 of $54.8 million also included $32.7 million related to loans sold in 1995 (0.69% of such loans) and $11.7 million related to loans sold prior to 1995. Of the $54.8 million of mortgage loans repurchased during 1996, $15.0 million were non-performing at the time of repurchase, $10.1 million were non-performing at December 31, 1996 and $3.7 million had been foreclosed and were held as other repossessed assets at such date. These amounts represented significant increases over 1995, when the Bank repurchased an aggregate of $4.5 million of single family residential mortgage loans. This increase in loan repurchases resulted primarily from the Bank's increased volume of loan production in 1996 and also the accelerated review by certain secondary market investors of delinquent and other loans, which in turn accelerated the process of returning to the Bank loans originated in prior periods that did not comply with the underwriting standards of such investors. See "Business--Asset Quality." Primarily as a result of these increases in repurchases of non-performing loans from secondary market investors, the Bank's level of non-performing assets increased from 1.25% of total assets at December 31, 1995 to 3.16% at December 31, 1996. Although the Bank increased its provision for losses from $238,000 in 1995 to $2.6 million in 1996, its ratio of allowance for losses to non-performing loans declined from 107.59% at December 31, 1994 to 19.67% at December 31, 1995, 11.43% at December 31, 1996 and 11.23% at September 30, 1997.

  The increase in non-performing loans at September 30, 1997 from the amount at December 31, 1996 resulted primarily from the repurchase of $52.3 million in mortgage loans from secondary market investors during the first nine months of 1997. Approximately $14.7 million of the loans repurchased in 1997 were non-performing, $2.0 million were delinquent, and $5.8 million were immediately classified to a real estate owned status when repurchased. Loan repurchases are an ongoing part of the Bank's operations since all loans sold in the secondary market are generally subject to detailed underwriting reviews by the ultimate purchaser. Although the Bank generally does not sell loans with recourse, it typically is required to repurchase loans, including defaulted and delinquent loans, that were not underwritten in strict compliance with the underwriting standards of secondary market investors. As the volume of the Bank's loan production has increased substantially over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase.

  The Bank believes that its risk of loss arising from its non-performing loans, including loans acquired through repurchase from individual investors after initial sale in the secondary market, has not materially increased as a result of either the increase in repurchased loans or the overall increase in non-performing loans. During 1997, 57.2% of the loans repurchased were performing loans but were required to be repurchased for reasons (such as failure to meet all of the secondary market investor's criteria for mortgagor eligibility or failure to meet the investor's program eligibility requirements) that the Bank believes do not significantly affect the ultimate collectibility of such loans or significantly increase the Bank's exposure to losses. A portion of the repurchased loans are eligible for resale in the secondary market to other investors, and the Bank does not believe that the remaining repurchased loans that are currently non-performing or that have been foreclosed, present any risks of ultimate loss that are significantly different than the Bank has historically experienced. Of the Bank's $44.1 million of non-performing loans at September 30, 1997, $40.5 million, or 91.8%, were single family residential mortgage loans, which generally represent minimal risk of ultimate loss because of the nature of the collateral securing the loans, the presence of private mortgage insurance for loans with over-80% LTV ratios, or the presence of insurance or guarantees on certain loans from the FHA or VA. At September 30, 1997, $19.5 million of such loans were the subject of bankruptcy proceedings by the mortgagor; however, it has been the Bank's experience that such proceedings usually result in full repayment to the Bank and present minimal risk of loss because the imposition of judicial scrutiny and related enforcement powers supersede the less comprehensive collection methods normally available to the Bank.

  For the reasons discussed under "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations," the Bank expects that the level of its loan repurchases may continue to be above historical levels for the remainder of 1997 and during 1998. The Bank has historically incurred minimal losses from charge-offs in connection with its residential mortgage loan production and does not expect that these increases in loan repurchases and non-performing assets will result in materially increased levels of losses in the future (see "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition--Allowance for Losses"); however, there can be no assurance that this will continue to be the case.

  The Bank is also affected by loan delinquencies and defaults on mortgage loans that it services. At September 30, 1997, approximately 3.41% of the loans being serviced by the Bank were delinquent (including foreclosures). Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. The Bank also foregoes servicing income from the time a loan becomes delinquent until foreclosure, at which time such amounts, if any, may be recovered.

GEOGRAPHIC CONCENTRATIONS IN LOANS HELD FOR INVESTMENT AND SERVICING PORTFOLIO

  Historically, the Bank's single-family mortgage loan portfolio held for investment has been concentrated in certain geographic regions, particularly Michigan, based upon the location of the property collateralizing the mortgage loan. Because borrowers of single-family mortgage loans usually reside on the collateral property, changes in economic and business conditions in the area in which the property is located can affect the borrower and thus have an effect on the performance of the loan. As of September 30, 1997, approximately 28.6% of the Bank's single-family mortgage loans held for investment and of the mortgage loans serviced by the Bank (as measured by unpaid principal balance) were collateralized by property located in Michigan. As a result, unfavorable or worsened economic conditions in Michigan could have a material adverse effect on the Bank's financial condition and results of operations. Although the Bank continues to diversify its loan portfolio geographically to minimize this risk, there can be no assurance that the Bank will be successful in this effort. See "Business--Lending."

  In addition to risks associated with a geographic concentration of its loan portfolio, the Bank's results of operations can be affected by the Bank's concentration of credit to particular borrowers. The Bank currently provides warehouse lines of credit ranging up to $11.0 million to certain mortgage companies. At September 30, 1997, the Bank had issued a total of $121.5 million in such lines of credit, under which $53.3 million in borrowings were outstanding. Repayment of such loans is dependent upon the retention of value of the collateral securing the loan and therefore could be subject to a greater extent to adverse conditions in the economy. The Bank seeks to minimize these risks by granting warehouse lines of credit generally to borrowers with which the Bank has had substantial favorable business experience, by monitoring each credit drawdown for prompt repayment and by requiring collateral with a value in excess of the amount of the outstanding borrowings. At September 30, 1997, none of these loans were non-performing or classified. See "Business--Lending--Mortgage Banking Operations."

SEASONAL NATURE OF MORTGAGE BANKING BUSINESS

  The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs.

EXPANSION OF RETAIL BANKING BRANCHES

  The Bank intends to grow and expand its retail banking operations through the acquisition or establishment of additional bank branches. This expansion is expected to be in communities across southern and western Michigan. If the Bank is unable to generate a customer base within these communities because of consumer loyalty to other financial institutions or for other reasons, the Bank will have incurred construction or building acquisition costs and liabilities under lease agreements as well as related branch overhead expenses without an appropriate return on its investment. See "Business--Properties" regarding the Bank's branch expansion plans.

DEPENDENCE ON KEY PERSONNEL

  The growth and development of the Bank to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. The key employees of the Bank are Thomas J. Hammond, Chief Executive Officer; Mark T. Hammond, President; Michael W. Carrie, Executive Vice President and Chief Financial Officer; and Joan H. Anderson, Executive Vice President. The Bank does not carry "key person" life insurance on the lives of its officers. See "Management."

HIGHLY COMPETITIVE NATURE OF RETAIL AND MORTGAGE BANKING BUSINESS

  The Bank competes in the retail banking business primarily with commercial banks and thrift institutions, many of which have a substantial presence in the same markets as the Bank. Competitors for deposits include thrift institutions, commercial banks, credit unions, full service and discount broker dealers, and other investment alternatives, such as mutual funds, money market funds, and savings bonds or other government securities. The

Bank and its peers compete primarily on price at which products are offered and on customer service, with the Bank generally offering deposit rates equal to or greater than prevailing market rates. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations-- Financial Condition." In addition, the Bank offers extended hours in its bank branches to attract a retail base of deposits.

  The Bank competes in the mortgage banking business for mortgage originations with thrift institutions, commercial banks, insurance companies, and mortgage companies, many of which operate nationwide mortgage origination networks similar to that of the Bank. Primary competitive factors include service quality, relationships with builders, mortgage brokers, real estate brokers and investors, technology, product offerings and rates and fees. Many of the Bank's competitors are, or are affiliated with, organizations with substantially larger asset and capital bases (including regional and multi-national banks and bank holding companies). The Bank has positioned itself with a product mix that attracts business from mortgage companies, credit unions and thrifts that may not have sufficient loan origination volume to obtain preferential pricing directly in the secondary market.

BANK'S EXPOSURE TO REGULATORY AND LEGISLATIVE CHANGES AND CIVIL LAWSUITS

  The Bank, as a federally chartered savings bank, is subject to extensive regulation, supervision and examination by the OTS and the FDIC. Such regulation and supervision establishes a comprehensive framework of activities in which a savings institution may engage and is intended primarily for the protection of depositors and the SAIF, which is administered by the FDIC. In addition, Flagstar, as a registered savings and loan holding company, is subject to the regulation and supervision of the OTS. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC, the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") or the U.S. Congress, could have a significant impact on the Bank and its operations. See "Regulation."

  The Bank's lending activities, including its mortgage banking operations, are subject to the rules and regulations of the FHA, VA, Fannie Mae, Freddie Mac, the Government National Mortgage Association ("GNMA") and other regulatory agencies with respect to originating, processing, underwriting, selling, and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, impose licensing obligations on the Bank, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders such as the Bank are required annually to submit audited financial statements to Fannie Mae, Freddie Mac, and GNMA and to comply with each regulatory entity's own financial requirements. The Bank's business is also subject to examination by Fannie Mae, Freddie Mac and GNMA to assure compliance with applicable regulations, policies and procedures.

  Mortgage loan origination activities are subject to the provisions of various federal and state statutes including, among others, the Equal Credit Opportunity Act, the Federal Truth in Lending Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder, which, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of the aforementioned regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

  In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has in the past been introduced that revised escrow regulations and established a uniform escrow calculation methodology in all states. If other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in the Bank's servicing portfolio, the Bank's earnings would be adversely affected.

  In recent years, mortgage originators have been subject to class action lawsuits that allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. There can be no assurance that the Bank will not be the subject of such lawsuits in the future. In the event of an unfavorable court judgment in such lawsuits, if any, the Bank's results of operations could be adversely affected. See "Business--Legal Proceedings."

  There are various other state and local laws and regulations affecting the Bank's operations. The Bank is licensed in those states that require licensing to originate, purchase and/or service mortgage loans.

                         FLAGSTAR CAPITAL CORPORATION

  In 1997, the Bank reorganized Flagstar Capital Corporation (the "Company") for the purpose of acquiring, holding and managing real estate mortgage loans. All of the Company's common stock is owned by the Bank. It is expected that all of its mortgage loans will be acquired from the Bank. The Company will enter into an agreement with the Bank pursuant to which the Bank will service mortgage loans. The Company will be the issuer of the Series A Preferred Shares which, under certain circumstances, would be exchanged for the Bank Preferred Shares.

                                USE OF PROCEEDS

  The Bank Preferred Shares are to be issued, if ever, in connection with an Automatic Exchange of the Series A Preferred Shares, which shares were sold pursuant to an effective registration statement filed with the Commission. The proceeds from the sale of the Series A Preferred Shares were used by the Company to purchase a portfolio of mortgage loans. The automatic exchange of Series A Preferred Shares into Bank Preferred Shares will produce no proceeds to the Bank.

                                CAPITALIZATION

  The following table sets forth the actual capital of the Bank at September 30, 1997 and as adjusted as of such date to give effect to (i) the issuance of the Series A Preferred Shares by Flagstar Capital Corporation and (ii) an Automatic Exchange of the Series A Preferred Shares into Bank Preferred Shares of the Bank. This table should be read in conjunction with the Consolidated Financial Statements of the Bank and the notes thereto included elsewhere in this Offering Circular.

                                                AT SEPTEMBER 30, 1997
                                       ----------------------------------------
                                       HISTORICAL AS ADJUSTED(2) AS ADJUSTED(3)
                                       ---------- -------------- --------------
                                                (DOLLARS IN THOUSANDS)
Long-term debt(1).....................  $152,500     $152,500       $152,500
                                        --------     --------       --------
Minority Interest in capital stock of
 consolidated subsidiary..............       --        50,000(4)         --
Stockholder's Equity:
  Preferred Stock 8.5% Noncumulative
   Preferred Stock, Series A, $25.00
   par value, 4,000,000 shares
   authorized; issued and outstanding,
   2,000,000 as adjusted..............       --           --          50,000
  Common Stock, $1.00 par value,
   1,000,000 shares authorized,
   500,000 shares issued and
   outstanding........................     3,000        3,000          3,000
  Additional paid-in capital..........    28,111       25,193(5)      25,193(5)
  Retained earnings...................    89,944       89,944         89,944
                                        --------     --------       --------
    Total stockholders' equity........   121,055      118,137        168,137
                                        --------     --------       --------
      Total capitalization............  $273,555     $320,637       $320,637
                                        ========     ========       ========
Regulatory capital ratios:
  Tangible Capital....................      5.73%        7.39%          7.87%
  Core Capital........................      5.95%        7.61%          8.08%
  Tier 1 Risk-Based Capital...........     10.88%       13.94%         14.81%
  Total Risk-Based Capital(3).........     11.25%       14.29%         14.52%

--------
(1) Reflects FHLB advances maturing more than one year from September 30, 1997.
(2) Adjusted to give effect to the issuance of the Series A Preferred Shares by the Company.
(3) Adjusted to give effect to the Automatic Exchange of the Series A Preferred Shares into Bank Preferred Shares.
(4) All of the preferred stock of Flagstar Capital Corporation, while outstanding, is eligible as permanent regulatory capital of the Bank and, as such, is includable in the core capital accounts of the Bank at up to a maximum of 25% of the Bank's total core (or leverage) capital.
(5) Offering expenses are estimated to be $2.9 million.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents selected consolidated financial and other data as of and for the nine months ended September 30, 1997 and 1996 and each of the five years in the period ended December 31, 1996. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1996 and 1995, and the Consolidated Statements of Earnings for each of the three years in the period ended December 31, 1996, are included elsewhere in this Prospectus. The selected consolidated financial and other data as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited and are derived from the Bank's internal consolidated financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations to be obtained for the entire year.

                           AT OR FOR THE
                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,     AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ---------------    -------------------------------------------
                           1997    1996       1996       1995    1994     1993    1992
                          ------- -------    -------    ------- -------  ------- -------
                                              (IN THOUSANDS)
SUMMARY OF OPERATIONS:
Interest income.........  $84,789 $57,679    $76,179    $71,304 $35,112  $29,760 $18,735
Interest expense........   54,597  34,121     45,967     41,443  14,482   12,052   9,227
                          ------- -------    -------    ------- -------  ------- -------
Net interest income.....   30,192  23,558     30,212     29,861  20,630   17,708   9,508
Provision for losses....    3,730   1,140      2,604        238     290      644     380
                          ------- -------    -------    ------- -------  ------- -------
Net interest income af-
 ter provision for loss-
 es.....................   26,462  22,418     27,608     29,623  20,340   17,064   9,128
Non-interest income
 Loan administration in-
  come..................    5,543  11,110     11,859     14,248  13,261    7,786   2,340
Net gain on loan sales..    9,269   4,536      4,511      2,872  (1,132)   7,015   6,900
Net gain on sales of
 mortgage servicing
 rights.................   25,472  20,917     35,129     13,356  28,489   13,385   3,021
Other income............    3,158   5,085      6,803      4,626   2,065    5,468   6,162
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   43,442  41,648     58,302     35,102  42,683   33,654  18,423
                          ------- -------    -------    ------- -------  ------- -------
Non-interest expense
 Compensation and bene-
  fits..................   19,303  18,443     25,479     18,538  18,609    7,984   5,184
 Other expense..........   25,730  27,809(1)  33,060(1)  21,311  18,975   13,308   7,298
                          ------- -------    -------    ------- -------  ------- -------
 Total..................   45,033  46,252     58,539     39,849  37,584   21,292  12,482
                          ------- -------    -------    ------- -------  ------- -------
Earnings before federal
 income taxes...........   24,871  17,814     27,371     24,876  25,439   29,426  15,069
Provision for federal
 income taxes...........    9,043   6,387     10,258      9,348   9,302   10,405   5,275
                          ------- -------    -------    ------- -------  ------- -------
Net earnings............  $15,828 $11,427(1) $17,113(1) $15,528 $16,137  $19,021 $ 9,794
                          ======= =======    =======    ======= =======  ======= =======

                          AT SEPTEMBER 30,                 AT DECEMBER 31,
                          ---------------- ----------------------------------------------------
                                1997          1996        1995       1994      1993      1992
                          ---------------- ----------  ----------  --------  --------  --------
                                                   (IN THOUSANDS)
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............     $2,033,199    $1,296,810  $1,044,851  $722,469  $467,629  $304,758
Loans receivable:
 Mortgage loans avail-
  able for sale.........      1,363,822       840,767     620,455   205,480   389,073   218,266
 Loans held for invest-
  ment..................        444,552       273,579     305,590   429,800    26,906    21,637
 Less: Allowance for
  losses................         (4,950)       (3,500)     (2,102)   (1,871)     (901)     (550)
                             ----------    ----------  ----------  --------  --------  --------
 Total loans, net.......      1,803,424     1,110,846     923,943   633,409   415,078   239,353
Mortgage servicing
 rights.................         51,713        30,064      27,957    18,179    17,563    11,108
Deposits................      1,012,121       624,732     529,218   308,497   190,761   181,171
FHLB advances...........        718,878       389,801     191,156   200,750    55,000       --
Stockholder's equity....        121,055        77,899      61,003    47,925    35,114    16,767

                              AT OR FOR THE
                               NINE MONTHS
                                  ENDED
                              SEPTEMBER 30,                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------     -------------------------------------------------------------
                             1997        1996           1996           1995        1994        1993        1992
                          ----------  ----------     ----------     ----------  ----------  ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
PERFORMANCE RATIOS(2):
Return on average as-
 sets...................        1.34%       1.38%          1.54%          1.64%       3.19%       4.39%       3.72%
Return on average equi-
 ty.....................       21.53%      22.61%         24.82%         29.52%      35.79%      69.56%      84.78%
Interest rate spread....        2.27%       2.13%          2.13%          2.36%       3.37%       3.39%       2.04%
Net interest margin.....        2.83%       3.21%          3.07%          3.46%       4.63%       4.55%       3.92%
Ratio of average inter-
 est earning assets to
 average interest bear-
 ing liabilities........         111%        123%           120%           123%        139%        137%        158%
Ratio of non-interest
 expense to average as-
 sets...................        3.80%       5.58%(3)       5.25%(3)       4.20%       7.43%       4.92%       4.71%
Efficiency ratio(4).....        59.8%       69.5%          64.7%          59.3%       58.3%       41.5%       44.7%
Dividend payout ratio...         --         8.75%          5.84%         15.78%      19.83%       4.21%       7.66%
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding(2).........        0.22%       0.03%          0.13%          0.00%       0.08%       0.08%       0.09%
Non-performing assets to
 total assets at end of
 period.................        3.04%       3.37%          3.16%          1.25%       0.42%       0.60%       0.94%
Non-performing loans to
 total loans at end of
 period.................        2.44%       3.50%          2.75%          1.15%       0.27%       0.37%       0.85%
Allowance for losses to
 total loans at end of
 period.................        0.27%       0.33%          0.31%          0.23%       0.29%       0.22%       0.23%
Allowance for losses to
 non-performing loans at
 end of period..........       11.23%       9.56%         11.43%         19.67%     107.59%      58.17%      26.84%
CAPITAL RATIOS:
Tangible Capital........        5.73%       6.22%          5.58%          5.19%       5.54%       7.41%       5.35%
Core Capital............        5.95%       6.75%          6.01%          5.84%       6.63%       7.41%       5.35%
Total Risk-based Capi-
 tal....................       11.25%      11.96%         10.91%         10.12%      12.08%      13.84%      13.40%
Average equity-to-aver-
 age assets.............        6.20%       6.09%          6.19%          5.54%       8.91%       6.32%       5.14%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $5,287,711  $5,283,843     $6,791,665     $5,195,605  $3,720,173  $6,220,415  $2,984,076
Mortgage loans sold.....  $4,518,451  $5,285,538     $6,581,897     $4,760,806  $3,551,319  $6,034,828  $2,888,564
Mortgage loans serviced
 for others(5)..........  $4,143,352  $6,946,080     $4,801,581     $6,788,530  $5,691,421  $6,198,311  $3,091,399
Capitalized value of
 mortgage servicing
 rights(6)..............        1.25%       0.60%          0.63%          0.41%       0.32%       0.28%       0.36%
OTHER DATA:
Full-time equivalent em-
 ployees................       1,110       1,179          1,310          1,142         869         971         584
Number of branches......          19          15             15             13           9           1           1
Number of
 wholesale/correspondent
 lending centers........          10          10             10              9           6           5           4

--------
(1) Includes the special deposit insurance assessment imposed on SAIF-insured institutions during September 1996. The Bank's assessment was $3.4 million, before taxes. If such assessment had not been imposed, the Bank's net earnings would have been approximately $13.6 million for the nine months ended September 30, 1996 and its return on average assets and return on average equity for the period would have been 1.64% and 26.90%, respectively. If such assessment had not been imposed, the Bank's net earnings would have been approximately $19.3 million for the year ended December 31, 1996 and its return on average assets and return on average equity for the period would have been 1.73% and 27.97%, respectively.
(2) Ratios are annualized where applicable.
(3) Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 5.17% for the nine months ended September 30, 1996 and 4.94% for the year ended December 31, 1996.
(4) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 64.3% for the nine months ended September 30, 1996 and 60.8% for the year ended December 31, 1996.
(5) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery, of $2.0 billion, $2.1 billion, $3.6 billion and $536.3 million at September 30, 1997 and 1996 and December 31, 1996 and 1995, respectively. There was no subservicing in prior years.
(6) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES IN FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

  The Bank's operations are segregated into two segments, mortgage banking and retail banking. The mortgage banking operation commenced in 1987 and involves the origination and purchase of single-family residential mortgage loans on a nationwide basis and residential construction loans on a regional basis, the sale of such loans, usually on a pooled and securitized basis, in the secondary market, and the servicing of mortgage loans for investors as well as the Bank's own loan portfolio. The retail banking operation involves attracting deposits from the general public and originating consumer, commercial and commercial real estate loans, primarily through the Bank's branch network. A significant portion of the deposits attracted by the Bank through its branch network and from wholesale sources is used to support the mortgage banking operations.

  The tables below set forth certain information for the Bank's businesses for the periods shown. Prior to the Bank's acquisition of a longstanding community institution in 1994, the Bank did not have material retail banking operations. In addition, during May 1997, Flagstar consummated the initial public offering of its common stock and invested approximately $27.3 million in net proceeds into the Bank.

                                   REVENUES

                                         RETAIL           MORTGAGE
                                    BANKING OPERATION BANKING OPERATION COMBINED
                                    ----------------- ----------------- --------
                                                   (IN THOUSANDS)
   NINE MONTHS ENDED:
     September 30, 1997............      $16,097           $57,537      $73,634
     September 30, 1996............        9,309            55,897       65,206
   YEAR ENDED:
     December 31, 1996.............       13,791            74,723       88,514
     December 31, 1995.............       12,390            52,573       64,963
     December 31, 1994.............        1,432            61,881       63,313

                      EARNINGS (LOSS) BEFORE INCOME TAXES

                                         RETAIL           MORTGAGE
                                    BANKING OPERATION BANKING OPERATION COMBINED
                                    ----------------- ----------------- --------
                                                   (IN THOUSANDS)
   NINE MONTHS ENDED:
     September 30, 1997............      $ 8,429           $16,442      $24,871
     September 30, 1996............        1,164 (1)        16,650       17,814
   YEAR ENDED:
     December 31, 1996.............        3,305 (1)        24,066       27,371
     December 31, 1995.............        3,549            21,327       24,876
     December 31, 1994.............       (2,127)(2)        27,566       25,439

--------
(1) The earnings before income taxes of the retail banking operation for the nine months ended September 30, 1996 and for the year ended December 31, 1996 were each adversely affected by the one-time SAIF assessment of $3.4 million before taxes ($2.2 million, net of taxes) imposed as of September 30, 1996.
(2) The retail banking operation began with the acquisition of Security Savings Bank on July 1, 1994. See "Business--Lending--Retail Banking Operations."

  The Bank's earnings are primarily dependent upon four revenue sources: its net interest income, which is the difference between interest earned on interest-earning assets (including loans held for sale in the Bank's mortgage banking operations as well as loans held for investment) and interest paid on interest-bearing liabilities; fee income from servicing mortgages held by investors; gains realized on sales of mortgage loans; and gains realized on the sale of mortgage servicing rights. These revenues are in turn significantly affected by factors such as changes in prevailing interest rates and in the yield curve (that is, the difference between prevailing short-term and long-term interest rates), as well as changes in the volume of mortgage originations nationwide and prepayments of outstanding mortgages.

  Since 1993 there has been a gradual flattening of the yield curve which has had the effect of reducing the Bank's net interest spread. In order to offset this change, the Bank has pursued a strategy of expanding its retail banking branch network in order to gain greater access to lower-cost retail deposits and reduce its reliance on wholesale funding sources and other borrowings. The Bank does not use warehouse loans from commercial lending sources.

  In addition, changes in prevailing interest rates have had a significant effect on the Bank's mortgage loan production volume. The Bank's mortgage loan production volume more than doubled between 1992 and 1993 (from $3.0 billion to $6.2 billion) principally as a result of the record level of refinancing activity that occurred in 1993 following the sudden decline in interest rates. Excluding the 1993 surge in refinancing activity, the Bank's mortgage loan origination volume has grown steadily and significantly each year, from $3.0 billion in 1992 to $6.8 billion in 1996 and $5.3 billion during the first nine months of 1997. This in turn has contributed to the yearly growth in net interest income and loan administration income, as well as the substantial gains on loan sales and gains on sales of mortgage servicing rights, that the Bank has been able to recognize during this period.

RESULTS OF OPERATIONS

 Overview of Operating Results.

  Nine Months Ended September 30, 1997 Compared to the Nine Months ended September 30, 1996. Net earnings increased to $15.8 million in 1997 from $11.4 million in the same period in 1996. These increased earnings were the result of a $6.6 million increase in net interest income, a $1.8 million increase in non-interest income, and a decrease in non-interest expenses of $1.3 million, offset by a $2.6 million increase in the provision for losses and a $2.6 million increase in the provision for federal income taxes. The increase in net earnings resulted primarily from the Bank's increase in average assets which totaled $1.6 billion for the nine months ended September 30, 1997, an increase of approximately $500 million or 45.5% from $1.1 billion for the nine months ended September 30, 1996. In addition, the nine months ended September 30, 1996 were influenced by the one-time SAIF assessment of $2.2 million (after tax).

  1996 Compared to 1995. Net earnings for 1996 were $17.1 million, a 10.3% increase from the $15.5 million reported in 1995. Excluding the effect of the one-time SAIF assessment of $2.2 million (after tax) in 1996, net earnings would have been $19.3 million, a 24.5% increase over the 1995 period. The increase in net earnings resulted from increases in net gains on loan sales and sales of mortgage servicing rights (up $23.4 million, or 144.4%), and an approximate $300,000, or 1.0%, increase in net interest income. The increase in net interest income resulted primarily from a 14.0% increase in average interest-earning assets reflecting continued strong growth in the Bank's loan production volume, offset in part by a decrease in the net interest spread caused by a continued flattening of the yield curve. These increases in net interest income and non-interest income were offset by increases in the provision for losses, higher compensation and benefit expenses, reflecting staff increases and merit raises, and an increase in general and administrative expenses resulting from increased loan production levels and expansion of the Bank's branch network.

  1995 Compared to 1994. Net earnings decreased by 3.7% to $15.5 million in 1995 from $16.1 million in 1994 as a result of an $11.2 million reduction in the level of gains on loan sales and sales of mortgage servicing rights ($16.2 million in 1995 compared to $27.4 million in 1994) and an increase in other non-interest expenses of $2.3 million (from $19.0 million in 1994 to $21.3 million in 1995), which more than offset a substantial increase in net interest income (from $20.6 million to $29.9 million) and significant increases in loan administration income. The reduction in gains on sales of mortgage servicing in part resulted from an approximate $300 million decrease in unpaid principal balance of the mortgage loans underlying the mortgage servicing rights sold as well as the sale of currently originated higher coupon mortgage servicing rights sold in 1995.

 Net Interest Income.

  Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996. Net interest income for the period ended September 30, 1997 increased $6.6 million, or 28.0%, to $30.2 million as compared to $23.6 million for the period ended September 30, 1996. This increase was caused primarily by an approximate $400 million increase in average interest-earning assets between the comparable periods. Average interest-earning assets increased to $1.4 billion for the nine months ended September 30, 1997 from $1.0 billion for the nine months ended September 30, 1996. At the same time, the Bank's interest rate spread increased from 2.13% in the 1996 period to 2.27% in the 1997 period. The Bank's net interest margin decreased from 3.21% in the 1996 period to 2.83% in the 1997 period.

  The decrease in the Bank's net interest margin was a direct result of the leveraged asset growth employed by the Bank. The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 111% for the period ended September 30, 1997, as compared to 123% for the period ended September 30, 1996. This decrease occurred as a result of the Bank's funding the total asset growth of approximately $500 million with interest-bearing liabilities. Additionally, the Bank was forced to replace $39.8 million of non interest- bearing liabilities (i.e., escrow accounts and undisbursed payments on loans serviced for others) with interest-bearing liabilities. The Bank's interest rate spread was positively affected by an increase in the spread between short-term funding liabilities and longer-term assets.

  1996 Compared to 1995. Net interest income increased approximately $300,000, or 1.0%, to $30.2 million for the year ended December 31, 1996, from $29.9 million for the year ended December 31, 1995. This increase was due primarily to a $121.3 million increase in average interest-earning assets between the comparable periods, offset in part by the related increase in interest-bearing liabilities necessary to fund such growth. At the same time, the Bank's interest rate spread declined from 2.36% for the year ended December 31, 1995 to 2.13% for 1996, which resulted in a decrease in the Bank's net yield on interest-earning assets to 3.07% for the year ended December 31, 1996 from 3.46% for 1995. This decrease was caused by a slight compression in the yield curve for interest- earning assets priced off of 10-year and 15-year U. S. Treasury securities as compared to funding sources priced off of the one-year
U. S. Treasury Securities.

  1995 Compared to 1994. Net interest income for the year ended December 31, 1995 increased $9.3 million, or 45.2%, to $29.9 million as compared to $20.6 million in net interest income for the year ended December 31, 1994. This increase was caused primarily by substantial increases in interest earning assets. Average earning assets were $864.0 million and $445.6 million for the years ended December 31, 1995 and 1994, respectively. At the same time, the Bank's interest rate spread declined from 3.37% for the year ended December 31, 1994 to 2.36% for 1995 and the net interest margin declined from 4.63% to 3.46% during such periods. These decreases resulted primarily from the substantial growth in the Bank's average assets between 1994 and 1995. In order to fund such growth, the Bank significantly increased its use of brokered deposits, which typically have a higher interest rate than retail deposits, and FHLB advances, which are subject to daily repricing. The average cost of such funding sources increased from 4.79% and 4.44%, respectively, in 1994 to 6.21% and 6.35%, respectively, in 1995. During the same periods, the average yields on the Bank's loans increased by 32 basis points, from 8.00% in 1994 to 8.32% in 1995. In addition, as a result of the asset growth, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 123% for the year ended December 31, 1995, as compared to 139% for the year ended December 31,1994, and the ratio of non-interest bearing funding sources to interest-earning assets declined. The Bank's interest rate spread and net interest margin were also adversely affected by a significant compression in the yield curve between short-term funding liabilities and longer-term assets.

  Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

  The following table sets forth certain information relating to the Bank's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                          -------------------------------------------------------------
                                       1997                           1996
                          ------------------------------ ------------------------------
                           AVERAGE             AVERAGE    AVERAGE             AVERAGE
                           BALANCE   INTEREST YIELD/COST  BALANCE   INTEREST YIELD/COST
                          ---------- -------- ---------- ---------- -------- ----------
                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net..  $1,396,010 $83,029    7.93%    $  952,395 $56,430    7.90%
 FHLB stock.............      25,957   1,654    8.52%        19,844     975    6.57%
 Other..................       2,448     106    5.79%         7,138     274    5.13%
                          ---------- -------             ---------- -------
 Total..................   1,424,415  84,789    7.94%       979,377  57,679    7.85%
                                     -------                        -------
Non-interest-earning
 assets.................     155,610                        126,367
                          ----------                     ----------
 Total assets...........  $1,580,025                     $1,105,744
                          ==========                     ==========
Interest-bearing
 liabilities:
 Demand Deposits........  $   65,715   1,061    2.16%    $   73,154   1,723    3.15%
 Savings Deposits.......      70,888   2,164    4.08%        28,050     282    1.34%
 Certificates of
  deposit...............     704,825  31,757    6.02%       434,587  20,069    6.17%
 FHLB advances..........     427,310  18,774    5.87%       243,564  11,226    6.16%
 Other..................      19,451     841    5.78%        18,837     821    5.83%
                          ---------- -------             ---------- -------
 Total interest-bearing
  liabilities...........   1,288,189  54,597    5.67%       798,192  34,121    5.72%
 Non-interest-bearing
  liabilities...........     193,814                        240,176
                          ----------                     ----------
 Total liabilities......   1,482,003                      1,038,368
 Equity.................      98,022                         67,376
                          ----------                     ----------
 Total liabilities and
  equity................  $1,580,025                     $1,105,744
                          ==========                     ==========
 Net interest-earning
  assets................  $  136,226                     $  181,185
                          ==========                     ==========
                                     -------                        -------
 Net interest income....             $30,192                        $23,558
                                     =======                        =======
Interest rate spread....                        2.27%                          2.13%
Net interest margin.....                        2.83%                          3.21%
Ratio of average
 interest-earning assets
 to interest-bearing
 liabilities............                         111%                           123%

                                                                    (continued)

                                                      FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------------------
                                       1996                          1995                         1994
                          ------------------------------ ---------------------------- ----------------------------
                           AVERAGE             AVERAGE   AVERAGE            AVERAGE   AVERAGE            AVERAGE
                           BALANCE   INTEREST YIELD/COST BALANCE  INTEREST YIELD/COST BALANCE  INTEREST YIELD/COST
                          ---------- -------- ---------- -------- -------- ---------- -------- -------- ----------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net..  $  964,257 $74,588     7.74%   $835,600 $69,543     8.32%   $419,147 $33,533     8.00%
 FHLB stock.............      18,776   1,471     7.83%     16,304   1,285     7.88%      9,534     553     5.80%
 Other..................       2,230     120     5.38%     12,098     476     3.93%     16,871   1,026     6.08%
                          ---------- -------             -------- -------             -------- -------
 Total..................     985,263  76,179     7.73%    864,002  71,304     8.25%    445,552  35,112     7.88%
                          ---------- -------             -------- -------             -------- -------
Non-interest-earning as-
 sets...................     129,005                       85,686                       60,254
                          ----------                     --------                     --------
  Total assets..........  $1,114,268                     $949,688                     $505,806
                          ==========                     ========                     ========
Interest-bearing liabil-
 ities:
 Demand deposits........  $   86,650   2,499     2.88%   $ 63,844   1,824     2.86%   $ 27,892     773     2.77%
 Savings deposits.......      18,933     428     2.26%     10,119     228     2.25%      5,385     127     2.36%
 Certificates of depos-
  it....................     446,808  27,504     6.16%    371,756  23,071     6.21%    169,986   8,137     4.79%
 FHLB advances..........     247,204  14,291     5.78%    237,535  15,072     6.35%     83,912   3,726     4.44%
 Other..................      21,227   1,245     5.87%     19,703   1,248     6.33%     34,267   1,719     5.03%
                          ---------- -------             -------- -------             -------- -------
Total interest-bearing
 liabilities............     820,822  45,967     5.60%    702,957  41,443     5.89%    321,442  14,482     4.51%
Non-interest-bearing li-
 abilities..............     224,484                      194,128                      139,278
                          ----------                     --------                     --------
  Total liabilities.....   1,045,306                      897,085                      460,720
 Equity.................      68,962                       52,603                       45,086
                          ----------                     --------                     --------
 Total Liabilities and
  Equity................  $1,114,268                     $949,688                     $505,806
                          ==========                     ========                     ========
Net interest-earning as-
 sets...................  $  164,441                     $161,045                     $124,110
                          ==========                     ========                     ========
                                     -------                      -------                      -------
Net interest income.....             $30,212                      $29,861                      $20,630
                                     =======                      =======                      =======
Interest rate spread....                         2.13%                        2.36%                        3.37%
Net interest margin.....                         3.07%                        3.46%                        4.63%
Ratio of average
 interest-earning assets
 to interest-bearing
 liabilities............                          120%                         123%                         139%

  Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                          FOR THE NINE MONTHS
                          ENDED SEPTEMBER 30,             FOR THE YEARS ENDED DECEMBER 31,
                         ------------------------  ---------------------------------------------------
                             1997 VS. 1996             1996 VS. 1995              1995 VS. 1994
                         ------------------------  ------------------------  -------------------------
                          RATE   VOLUME     NET     RATE    VOLUME    NET     RATE    VOLUME     NET
                         ------  -------  -------  -------  -------  ------  -------  -------  -------
                                                    (IN THOUSANDS)
INTEREST INCOME:
Loans receivable, net... $  315  $26,284  $26,599  $(5,663) $10,708  $5,045  $ 2,693  $33,317  $36,010
FHLB stock..............    380      299      679       (9)     195     186      339      393      732
Other...................     12     (180)    (168)      32     (388)   (356)    (260)    (290)    (550)
                         ------  -------  -------  -------  -------  ------  -------  -------  -------
 Total.................. $  707  $26,403  $27,110  $(5,640) $10,515  $4,875  $ 2,772  $33,420  $36,192
                         ------  -------  -------  -------  -------  ------  -------  -------  -------
INTEREST EXPENSE:
Deposits................ $  173  $12,735  $12,908  $  (199) $ 5,507  $5,308  $ 5,319  $10,767  $16,086
FHLB advances...........   (923)   8,471    7,548   (1,395)     614    (781)   4,525    6,821   11,346
Other...................     (7)      27       20     (100)      97      (3)     258     (729)    (471)
                         ------  -------  -------  -------  -------  ------  -------  -------  -------
 Total.................. $ (757) $21,233  $20,476  $(1,694) $ 6,218  $4,524  $10,102  $16,859  $26,961
                         ------  -------  -------  -------  -------  ------  -------  -------  -------
Net Change in Net
 Interest Income........ $1,464  $ 5,170  $ 6,634  $(3,946) $ 4,297  $  351  $(7,330) $16,561  $ 9,231
                         ======  =======  =======  =======  =======  ======  =======  =======  =======

 Provision For Losses.

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996. The provision for losses increased to $3.7 million for the 1997 period from $1.1 million for the same period in 1996. The Bank's determination of its provision for losses reflects its consideration of the potential loss that may arise from loans in its portfolio or which it services for others. The increase in the provision reflected the increase in the level of non-performing loans to $44.1 million at September 30, 1997, from $30.6 million at December 31, 1996, an increase of approximately $13.5 million, or 44.1%, and the increase in the level of net charge-offs to 0.22% (annualized) of average loans outstanding in the 1997 period from 0.03% in the 1996 period. See "Business--Asset Quality."

  1996 Compared to 1995. The provision for losses increased to $2.6 million for 1996 from approximately $238,000 for 1995. The Bank's determination of its provision for losses reflects its consideration of the potential loss that may arise from loans in its portfolio or which it services for others. See "Business--Asset Quality." The increase in the provision reflected the increase in the level of non-performing loans to $30.6 million at December 31, 1996, from $10.7 million at December 31, 1995, an increase of approximately $19.9 million, or 186%, and the increase in the level of net charge-offs to 0.13% of average loans in 1996 from 0.00% in 1995. Single family residential mortgage loans comprised approximately $27.0 million, or 88%, of non-performing loans at December 31, 1996 compared to 94% at December 31, 1995. See "--Financial Condition--Allowance for Losses" and "Business-Asset Quality".

  1995 Compared to 1994. The provision for losses decreased to $238,000 in 1995 from $290,000 in 1994. This decrease was not significant based on the minimal amount of net charge-offs during 1995.

 Non-Interest Income.

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996. Non-interest income increased $1.8 million, or 4.3%, to $43.4 million in the 1997 period, from $41.6 million for the 1996 period. This increase resulted from an increase in net gain on loan sales, and an increase in net gain on the sales of mortgage servicing rights, offset by decreases in loan administration fees and other fees and charges during the 1997 period.

  1996 Compared to 1995. Non-interest income increased $23.2 million, or 66.1%, to $58.3 million for 1996, from $35.1 million for 1995. The majority of this increase resulted from increased net gains on loan sales and sales of mortgage servicing rights.

  1995 Compared to 1994. Non-interest income for the year ended December 31, 1995 decreased $7.6 million, or 17.8%, to $35.1 million from $42.7 million for the year ended December 31, 1994. The majority of the decrease was attributed to a decrease in the net gains on mortgage loan sales and sales of mortgage servicing rights, together with a slight decrease in the volume of mortgage servicing rights sold.

 Loan Administration.

  Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996. Loan administration fee income decreased $5.6 million, or 50.5%, to $5.5 million for the 1997 period, from $11.1 million for the 1996 period. This decrease was the direct result of the decrease in the amount of mortgage loans serviced for others from $6.9 billion to $4.1 billion. The decline in mortgage loans serviced for others reflects the Bank's sale of higher coupon mortgage servicing rights in a low interest rate environment, because of the relatively higher value of such rights and the greater likelihood of prepayments in such a portfolio. Since a number of these loans were sold, loan administration volume, and correspondingly loan administration income, decreased.

  1996 Compared to 1995. Loan administration income decreased $2.3 million or 16.2%, to $11.9 million for 1996, from $14.2 million for 1995. This decrease resulted primarily from a decrease in mortgage loans serviced. At December 31, 1996, the unpaid principal balance of loans serviced for others decreased $2.0 billion, or 29.4%, to $4.8 billion, from $6.8 billion at December 31, 1995. At December 31, 1996 and 1995, the weighted average servicing fee on loans serviced for others was 0.289% (i.e., 28.9 basis points) and 0.287%, respectively.

  1995 Compared to 1994. Loan administration income for the year ended December 31, 1995 increased $900,000, or 6.8%, to $14.2 million from $13.3 million for the year ended December 31, 1994. This increase was attributable to an increase in loans being serviced, of $1.1 billion, or 19.3% from $5.7 billion at December 31, 1994 to $6.8 billion at December 31, 1995. The weighted average servicing fee on loans serviced for others (excluding subserviced loans) was 0.287% at December 31, 1995 and 1994.

 Net Gain on Loan Sales.

  Nine Months Ended September 30, 1997 Versus the Nine Months Ended September 30, 1996. For the 1997 period, net gain on loan sales reported was $9.3 million versus $4.5 million in the 1996 period. The 1997 period contained the sale of $4.5 billion in loans versus $5.3 billion sold in the 1996 period. The reduced amount of loan sales was attributable to the Bank's decision to retain more loans for its own portfolio. The Bank's ability to recognize more gain in 1997 despite the reduced sale volume is, in management's opinion, a reflection of the more stable interest rate environment in 1997 and the Bank's effective hedging.

  1996 Compared to 1995. For 1996, net gain on loan sales increased $1.6 million, or 55.2%, to $4.5 million, from $2.9 million for 1995. These higher levels of gains were attributable to increases in the amount of loans sold. For 1995 versus 1996, the principal balance of the loans sold increased from $4.8 billion to $6.6 billion.

  1995 Compared to 1994. For the year ended December 31, 1995, net gain on loan sales increased $4.0 million to $2.9 million, from a $1.1 million loss. The increase in the gain on the mortgage loans sold was principally the result of the increase in the volume of loans sold in the year ended 1995 of $1.2 billion, from $3.6 billion in 1994 to $4.8 billion in 1995.

 Net Gain on Sales of Mortgage Servicing Rights.

  Nine Months Ended September 30, 1997 Versus the Nine Months Ended September 30, 1996. For the 1997 period, net gain on sales of mortgage servicing rights was $25.5 million versus $20.9 million in the 1996 period. The 1997 period contained $3.6 billion in bulk sales and the sale of $582 million in loans sold servicing released (i.e., a total of $4.2 billion) versus $3.5 billion in bulk sales and $706 million in loans sold servicing released (i.e., a total of $4.2 billion) in the 1996 period. The bulk servicing sold in 1997 was aged product which was being carried at a lower book value and generated a higher gain than the bulk servicing sold in the 1996 period.

  1996 Compared to 1995. For 1996, net gain on sales of mortgage servicing rights increased $21.7 million, or 161.9%, to $35.1 million, from $13.4 million for 1995. This increase primarily resulted from the increased amount of mortgage servicing rights sold. These higher levels of gains were attributable to increases in the amount of mortgage servicing rights sold. For 1995 versus 1996, the principal balance of the loans underlying the mortgage servicing rights sold increased from $2.3 billion to $6.5 billion. The $21.7 million increase in the gain on sale of mortgage servicing rights reflects $22.6 million attributable to the $4.2 billion increase in the volume of mortgage servicing rights sold, less $900,000 attributable to an increase in the cost of the mortgage servicing rights sold.

  1995 Compared to 1994. For the year ended December 31, 1995, net gain on sales of mortgage servicing rights decreased $15.1 million, or 53.0%, to $13.4 million, from $28.5 million for 1994. The gain on sale of mortgage servicing rights decreased approximately $3.0 million due to a $300 million decrease in the principal balance of the loans underlying the mortgage servicing rights sold, from $2.6 billion to $2.3 billion, and approximately $12.1 million due to decreases in the selling prices of such rights and an increase in the cost of the servicing rights sold. The decreases in the selling prices were due to the sale of currently originated lower coupon mortgage servicing rights during 1995. The increase in the cost of the servicing rights was principally due to the adoption in mid-1995 of Statement of Financial Accounting Standards ("SFAS") No. 122, which required mortgage servicing rights to be capitalized whether they are originated or purchased by the Bank.

  Mortgage servicing rights originated or acquired by the Bank are capitalized pursuant to SFAS No. 122, "Accounting for Mortgage Servicing Rights," which the Bank adopted in May 1995. The value of mortgage servicing rights capitalized are periodically evaluated in relation to the estimated discounted net future servicing revenues. See Note 3 of Notes to Consolidated Financial Statements. At September 30, 1997, December 31, 1996 and 1995, the estimated fair value of the mortgage servicing rights in excess of their stated book value was approximately $8.7 million, $23.9 million and $42.4 million, respectively. See Note 7 of Notes to Consolidated Financial Statements.

 Other Fees and Charges.

  Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996. Other fees and charges decreased $1.9 million, or 37.3%, to $3.2 million for the 1997 period from $5.1 million for same period in 1996. This decrease was due to a decrease in certain loan origination fees and certain mortgage loan servicing fees.

  1996 Compared to 1995. For 1996, other fees and charges, which includes certain loan fees and charges, deposit-related fees and escrow waiver fees, increased $2.2 million, or 47.8% to $6.8 million from $4.6 million for 1995. This increase was a result of an overall increase in mortgage loan originations in 1996 as compared to 1995.

  1995 Compared to 1994. Other fees and charges increased $2.5 million, or 119.0%, to $4.6 million for 1995 from $2.1 million for 1994. This increase was attributable to an increase in underwriting fees in 1995 as compared to 1994 and an overall increase in mortgage loan originations in 1995.

  Non-Interest Expense. The following table sets forth components of the Bank's non-interest expense, prior to allocation of expenses related to loan originations that are deferred pursuant to SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." As required by SFAS No. 91, mortgage loan fees and certain direct origination costs (principally compensation and benefits) are capitalized and amortized rather than immediately expensed. Certain other expenses associated with loan production, however, are not required to be capitalized. These expense amounts are reflected on the Bank's statement of earnings net of the portion that must be capitalized under SFAS No. 91. However, management believes that the analysis of the components of non- interest expense on a "gross" basis (i.e., prior to the deferral of capitalized loan origination costs) more clearly reflects the changes in total overhead costs associated with increased loan production. See Note 3 of Notes to Consolidated Financial Statements for further information.

                            FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30,    FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------ ----------------------------------
                            1997         1996         1996        1995        1994
                          --------  -------------- ----------  ----------  ----------
                                    (IN THOUSANDS)
Compensation and bene-
 fits...................  $ 31,836     $ 30,327    $   40,450  $   30,809  $   25,424
Commissions.............     9,802        9,339        12,367      11,102       9,340
Occupancy and equip-
 ment...................     9,764        8,687        12,092       8,873       7,339
Advertising.............     1,190          654           943         597       1,110
Core deposit premium am-
 ortization.............       968          968         1,290       1,330         651
Federal deposit insur-
 ance premiums..........       305        4,184         4,435       1,122         803
Other...................    18,873       14,636        20,300      13,669      11,943
                          --------     --------    ----------  ----------  ----------
Subtotal................    72,738       68,795        91,877      67,502      56,610
Less: deferral of capi-
 talized loan origina-
 tion costs.............   (27,705)     (22,543)      (33,338)    (27,653)    (19,026)
                          --------     --------    ----------  ----------  ----------
Total...................  $ 45,033     $ 46,252    $   58,539  $   39,849  $   37,584
                          ========     ========    ==========  ==========  ==========

  Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996. Non-interest expense, before the capitalization of direct loan origination costs, increased $3.9 million, or 5.7%, to $72.7 million from $68.8 million for the same period in 1996. Excluding the one-time SAIF assessment of $3.4 million, before taxes, charged to the Bank on September 30, 1996, the Bank had a $7.3 million, or 11.2%, increase in other expenses. This increase was primarily caused by increased compensation and benefits of $1.5 million, increased general and administrative expenses of $4.2 million, and increased occupancy and equipment costs of $1.1 million.

  Compensation and benefits totaled $31.8 million, and $30.3 million for the 1997 and 1996 periods, respectively. The increase in the 1997 period was primarily a result of an increase in the average number of full-time equivalent employees along with normal cost of living salary adjustments.

  Increased general and administrative expenses and occupancy and equipment expenses for 1997 were attributable to an increased number of bank branches, from 15 in 1996, to 19 at September 30, 1997. Additionally, an increased amount of contract underwriting expenses were recorded.

  1996 Compared to 1995. Non-interest expense for 1996 increased $18.7 million, or 47.0%, to $58.5 million, from $39.8 million for 1995. The largest contributing factors to this increase were higher compensation and benefits and general and administrative expenses.

  Compensation and benefits, excluding the capitalization of direct loan origination costs, increased by $9.7 million, or 31.5%, to $40.5 million 1996 from $30.8 million for 1995. The increase in compensation and benefits was attributable to an increase in the number of full-time equivalent employees and increased salaries of senior management and staff. The number of full-time equivalent employees of the Bank increased to 1,310 persons at December 31, 1996 from 1,142 persons at December 31, 1995.

  Higher general and administrative expenses also contributed to the increased non-interest expense for 1996 as compared to the same period in 1995. The increase in general and administrative expenses reflected an increase in overall activity because of increased mortgage loan production recorded during 1996 of $6.8 billion compared to $5.2 billion for 1995. This increase in general and administrative expenses was also a result of an increase in the number of the Bank's bank branches from 13 at December 1995 to 15 at December 31, 1996.

  In addition, general and administrative expense for 1996 reflects the one-time special assessment imposed by the FDIC pursuant to federal legislation adopted on such date. See "Regulation--Federal Deposit Insurance." Such assessment affected all thrifts, including the Bank, whose deposits were insured by the SAIF administered by the FDIC and was imposed to capitalize the SAIF to the same extent as the Bank Insurance Fund and thereby eliminate the disparity in related premiums charged by the two Funds. Based upon notice received from the FDIC, the Bank's special assessment totaled $3.4 million, or $2.2 million, net of tax. In 1997, subsequent to such assessment, the Bank's annual premium expense for FDIC deposit insurance has been approximately 6.5 basis points (charged against the Bank's insurable deposit base) as compared to 23 basis points prior to the assessment.

  1995 Compared to 1994. Non-interest expense for the year ended December 31, 1995 increased $2.2 million, or 5.9%, to $39.8 million from $37.6 million for the year ended 1994. This increase was primarily a result of increased compensation and benefits and increased general and administrative expenses. Compensation and benefits totaled $30.8 million, and $25.4 million for the years ended December 31, 1995 and 1994 respectively. This increase was primarily a result of an increase in the number of full-time equivalent employees from 869 persons to 1,142 persons at December 31, 1994 and 1995, respectively. Increased general and administrative expenses for 1995 were attributable to an increase in the number of branches from 9 at December 31, 1994 to 13 at December 31, 1995. The increase in general and administrative expenses corresponded to an increase in mortgage loan originations of $1.5 billion, or 40.5%, from $3.7 billion for 1994 to $5.2 billion for 1995.

  Non-interest expense also increased as a result of the Bank's acquisition of Security Savings on July 1, 1994, a $226 million thrift located in Jackson, Michigan. Among the costs of acquisition was the continued employment of approximately 100 former employees of Security Savings. In addition, Security Savings also had a main office as well as a six-branch network and the Bank's retention of the main office and branches following the acquisition contributed to the $2.7 million, or 58.7%, increase in occupancy and equipment expense from 1993 to 1994.

 Federal Income Taxes.

  Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996. Federal income tax expense for the nine months ended September 30, 1997 increased to $9.0 million from $6.4 million for the nine months ended September 30, 1996. The Bank's effective rate for the 1997 period was 36.4% versus 35.9% for the 1996 period. See Note 10 of Notes of Consolidated Financial Statements.

  1996 Compared to 1995. Federal income tax expense for 1996 increased to $10.3 million from $9.3 million for 1995. The Bank's effective rate for 1996 was 37.5% versus 37.6% for 1995.

  1995 Compared to 1994. Federal income tax expense totaled $9.3 million and $9.3 million for the years ended December 31, 1995 and 1994, respectively. The effective rate was 37.6% and 36.6% for 1995 and 1994, respectively. The increase in effective rate was due to a higher amount of non-deductible expenses.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1997 AND DECEMBER 31, 1996

  Assets. The Bank's assets totaled $2.0 billion at September 30, 1997, an increase of approximately $700 million, or 53.8%, as compared to $1.3 billion at December 31, 1996. This increase was primarily due to increases in mortgage loans available for sale and loans held for investment, Federal Home Loan Bank stock, accrued interest receivable, repossessed assets, and mortgage servicing rights, offset in part by decreases in cash and cash equivalents and other assets. This increase in assets was due to the Bank's ability to leverage its capital, which increased from $77.9 million at December 31, 1996 to $121.1 million at September 30, 1997 primarily due in part to a net earnings growth of 38.6% during the nine months ended September 30, 1997 as compared to the same period in 1996 and in part to the Bank's receipt of $27.3 million from Flagstar as a result of Flagstar's initial public offering consummated in May 1997.

  Loans Receivable. Mortgage loans available for sale and loans held for investment increased approximately $700 million or 63.6%, from $1.1 billion at December 31, 1996 to $1.8 billion at September 30, 1997. Mortgage loans available for sale increased $559.2 million, or 66.5%, to $1.4 billion at September 30, 1997, from $840.8 million at December 31, 1996. Loans held for investment increased $171.0 million, or 62.5%, from $273.6 million at December 31, 1996 to $444.6 million at September 30, 1997. These increases were attributable to the increased leverage ability provided by proceeds from the Bank's initial public offering and the Bank's decision to hold larger portions of its mortgage loan production for longer periods.

  Allowance for Losses. The allowance for losses totaled $5.0 million at September 30, 1997, an increase of $1.5 million, or 42.9%, from $3.5 million at December 31, 1996. The allowance for losses as a percentage of non-performing loans was 11.23% and 11.43% at September 30, 1997 and December 31, 1996, respectively. The Bank's non-performing loans totaled $44.1 million and $30.6 million at September 30, 1997 and December 31, 1996, respectively. The allowance for losses as a percentage of total loans was 0.27% and 0.31% at September 30, 1997 and December 31, 1996, respectively. The increase in the dollar amount of the allowance for losses was based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions.

  The increase in non-performing loans at September 30, 1997 from the amount at December 31, 1996 resulted primarily from the repurchase of $52.3 million in mortgage loans from secondary market investors during the first nine months of 1997. Approximately $14.7 million of the loans repurchased in 1997 were non-performing, $2.0 million were delinquent, and $5.8 million were immediately classified to a real estate owned status when repurchased. Loan repurchases are an ongoing part of the Bank's operations since all loans sold in the secondary market are generally subject to detailed underwriting reviews by the ultimate purchaser. Although the Bank generally does not sell loans with recourse, it typically is required to repurchase loans, including defaulted and delinquent loans, which were not underwritten in strict compliance with the underwriting standards of secondary market investors. As the volume of the Bank's loan production has increased substantially over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase.

  The Bank believes that its risk of loss arising from its non-performing loans, including loans acquired through repurchase from individual investors after initial sale in the secondary market, has not materially increased as a result of either the increase in repurchased loans or the overall increase in non-performing loans. During 1997, 57.2% of the loans repurchased were performing loans but were required to be repurchased for reasons (such as failure to meet all of the secondary market investor's criteria for mortgagor eligibility or failure to meet the investor's program eligibility requirements) that do not significantly affect the ultimate collectibility of such loans or significantly increase the Bank's exposure to losses. A portion of the repurchased loans are eligible for resale in the secondary market to other investors, and the Bank does not believe that the remaining repurchased loans that are currently non-performing or that have been foreclosed present risks of ultimate loss that are significantly different than the Bank has historically experienced. Of the Bank's $44.1 million of non-performing loans at September 30, 1997, $40.5 million, or 91.8%, were single family residential mortgage loans, which generally represent minimal risk of ultimate loss because of the nature of the collateral securing the loans, the presence of private mortgage insurance for loans with over-80% LTV ratios, and the presence of insurance or guarantees on certain loans from the FHA or VA. At September 30, 1997, $19.5 million of such loans were the subject of bankruptcy proceedings by the mortgagor; however, it has been the Bank's experience that such proceedings usually result in full repayment to the Bank and present minimal risk of loss because the imposition of judicial scrutiny and related enforcement powers supersede the less comprehensive collection methods normally available to the Bank.

  Accrued Interest Receivable. Accrued interest receivable increased from $6.6 million at December 31, 1996 to $12.3 million at September 30, 1997 as the Bank's total loan portfolio increased. The Bank typically collects interest income in the following month after it is earned.

  Repossessed Assets. Repossessed assets increased from $10.4 million at December 31, 1996 to $17.7 million at September 30, 1997 as the Bank's non-performing loans were foreclosed upon by the Bank. This 70.2% increase is the direct result of the increased amount of non-performing loans and loan repurchases made during the period.

  FHLB Stock. Holdings of FHLB stock increased from $19.7 million at December 31, 1996 to $36.9 million at September 30, 1997 as the Bank's total mortgage loan portfolio increased. As a member of the FHLB, the Bank is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its home mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater.

  Mortgage Servicing Rights. Mortgage servicing rights totaled $51.7 million at September 30, 1997, an increase of $21.6 million, or 71.8%, from $30.1 million at December 31, 1996. For the nine months ended September 30, 1997, $5.3 billion of mortgage servicing rights were originated, and $5.9 billion were sold, prepaid, or amortized resulting in a net decrease of approximately $600 million. The increase in mortgage servicing rights at September 30, 1997 despite the excess of mortgage servicing rights sold over mortgage servicing rights originated during the nine months ended September 30, 1997 reflects the Bank's capitalization beginning in May 1995 of mortgage servicing rights arising from loans originated as well as purchased, pursuant to the Bank's adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights." Mortgage servicing rights sold during the nine months ended September 30, 1997 included rights related to loans originated prior to May 1995 and therefore not capitalized by the Bank.

  Other Assets. Other assets decreased $7.2 million, or 13.5%, to $46.2 million at September 30, 1997, from $53.4 million at December 31, 1996. The majority of this decrease was attributable to the collection of receivables recorded in conjunction with the sales of mortgage servicing rights completed during 1996. Upon a sale of mortgage servicing rights, the Bank receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. In connection with the sale of mortgage servicing rights, the Bank had receivables of $30.0 million at September 30, 1997. The balance due is paid upon transfer by the Bank of the related mortgage loan servicing documents, usually within 180 days after the initial closing.

  Liabilities. The Bank's total liabilities increased approximately $700 million, or 58.3%, to $1.9 billion at September 30, 1997, from $1.2 billion at December 31, 1996. This increase was primarily attributable to an increase in the Bank's deposit accounts, FHLB advances, liabilities for checks issued, offset in part by a decrease in the amount of undisbursed payments on loans serviced for others, escrow accounts, and the amount of federal income taxes payable.

  Deposit Accounts. Deposit accounts increased $375.3 million, or 60.1%, to $1.0 billion at September 30, 1997, from $624.7 million at December 31, 1996. This increase reflects the Bank's deposit growth strategy through both its branch network and the secondary market. The number of bank branches increased from 15 at December 31, 1996 to 19 at September 30, 1997. The bank branches have generated $119.7 million in net new deposits, a 29.0% increase, since December 31, 1996. At September 30, 1997, the Bank's certificates of deposit totaled $877.3 million, or 86.7% of total deposits and carried an average balance of $41,502 and a weighted average cost of 6.04%. Approximately $480.4 million of the certificates of deposit were brokered deposits or deposits garnered through secondary markets and carried a weighted average cost of 6.03%.

  FHLB Advances. FHLB advances increased $329.1 million, or 84.4%, to $718.9 million at September 30, 1997, from $389.8 million at December 31, 1996. The Bank relies upon such advances as a source of funding for the origination or purchase of loans which are later sold into the secondary market. The outstanding balance of FHLB advances fluctuates from time to time depending upon the Bank's current inventory of loans held for sale and the availability of lower cost funding from its deposit base and its escrow accounts.

  Undisbursed Payments. Undisbursed payments on loans serviced for others decreased $25.0 million, or 40.7%, to $36.4 million at September 30, 1997, from $61.4 million at December 31, 1996. These amounts represent payments received from borrowers for interest, principal and related loan charges, which have not been remitted to the respective investors. These balances fluctuate with the size of the servicing portfolio and decrease during a time of low payoff or refinance volume.

  Liability for Checks Issued. Liability for checks issued increased $9.3 million, or 23.4%, to $49.1 million at September 30, 1997, from $39.8 million at December 31, 1996. These amounts represent checks issued to acquire mortgage loans which have not cleared for payment. These balances fluctuate with the size of the mortgage pipeline, increasing in lower interest rate scenarios and decreasing during a time of low origination or refinance volume.

  Federal Income Taxes Payable. Federal income taxes payable decreased $6.0 million, or 26.7%, to $16.5 million at September 30, 1997, from $22.5 million at December 31, 1996. This decrease was primarily attributable to the timing of payments and a decrease in the current tax liability.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1996 AND DECEMBER 31, 1995

  Assets. The Bank's assets totaled $1.3 billion at December 31, 1996, an increase of approximately $300 million, or 30.0%, as compared to $1.0 billion at December 31, 1995. This increase was primarily due to increases in mortgage loans held for sale, premises and equipment, mortgage servicing rights, and other assets, offset in part by decreases in loans held for investment.

  Loans Receivable. Mortgage loans available for sale and mortgage loans held for investment increased, in the aggregate, $163.0 million from $798.7 million at December 31, 1995 to $961.7 million at December 31, 1996. Mortgage loans available for sale increased $220.3 million, or 35.5%, to $840.8 million at December 31, 1996, from $620.5 million at December 31, 1995. Mortgage loans held for investment decreased $57.3 million, or 32.2%, from $178.2 million at December 31, 1995 to $120.9 million at December 31, 1996. See "Business-- Lending." Loans held for investment decreased $32.0 million, or 10.5%, to $273.6 million at December 31, 1996, from $305.6 million at December 31, 1995. Loans held for investment include both loans originated for the Bank's own portfolio through the retail banking operation and loans with characteristics that do not conform to underwriting standards for sale as conforming loans in the secondary market. See "Business--Lending."

  Allowance For Losses. The allowance for losses totaled $3.5 million at December 31, 1996, an increase of $1.4 million, or 66.7%, from $2.1 million at December 31, 1995. The allowance for losses as a percentage of non-performing loans was 11.43% and 19.67% at December 31, 1996 and 1995, respectively. The Bank's non-performing loans totaled $30.6 million and $10.7 million at December 31, 1996 and 1995, respectively, and, as a percentage of total loans, were 2.75% and 1.15% at December 31, 1996 and 1995, respectively. The increase in the allowance for losses was based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. Management also considered the likelihood that the Bank would be required to repurchase additional loans from secondary market investors over the next year at levels above the Bank's historical experience, as discussed below.

  The increase in non-performing loans at December 31, 1996 resulted primarily from the repurchase of $54.8 million in mortgage loans from secondary market investors during 1996 (compared to $4.5 million during 1995). Such loans included approximately $10.3 million of loans sold during 1996, $32.7 million of loans sold in 1995 and $11.8 million of loans sold prior to 1995. Approximately $10.1 million of the loans repurchased in 1996 were non-performing at December 31, 1996 and $3.7 million had been foreclosed and were held as other repossessed assets. Loan repurchases are an ongoing part of the Bank's operations since all loans sold in the secondary market are generally subject to detailed underwriting reviews by the ultimate purchaser. Although the Bank generally does not sell loans with recourse, it typically is required to repurchase loans, including defaulted and delinquent loans, that were not underwritten in strict compliance with the underwriting standards of secondary market investors. As the volume of the Bank's new loan production has increased substantially over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent and other loans on a much faster basis, thereby accelerating the process of returning to the Bank loans originated in prior periods.

  The Bank believes that its risk of loss arising from its non-performing loans, including loans acquired through repurchase from individual investors after initial sale in the secondary market, has not materially increased as a result of either the increase in repurchased loans or the overall increase in non-performing loans. In most cases the repurchased loans were required to be repurchased for reasons (such as failure to meet all of the secondary market investor's criteria for mortgagor eligibility or failure to meet the investor's program eligibility requirements) that do not significantly affect the ultimate collectibility of such loans or significantly increase the Bank's exposure to losses. A substantial majority of the repurchased loans are eligible for resale in the secondary market to other investors, and the Bank does not believe that the remaining repurchased loans that are currently non-performing or that have been foreclosed present risks of ultimate loss that are significantly different than the Bank has historically experienced. Of the Bank's $30.6 million of non-performing loans at December 31, 1996, $27.0 million, or 88%, were single family residential mortgage loans, which generally represent minimal risk of ultimate loss because of the nature of the collateral securing the loans, private mortgage insurance for loans with over-80% LTV ratios and insurance or guarantees on certain loans from the FHA or VA. At December 31, 1996, approximately $8.0 million of such loans were the subject of bankruptcy proceedings by the mortgagor; however, it has been the Bank's experience that such proceedings usually result in full repayment to the Bank and present minimal risk of loss because the imposition of judicial scrutiny and related enforcement powers supersede the less comprehensive collection methods normally available to the Bank. For further information regarding the Bank's asset quality, see "Business--Asset Quality."

  FHLB Stock. Holdings of FHLB stock increased from $17.8 million at December 31, 1995 to $19.7 million at December 31, 1996 as the Bank's total mortgage loan portfolio increased. As a member of the FHLB, the Bank is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its home mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. See "Regulation--Regulation of the Bank-- Federal Home Loan Bank System."

  Premises and Equipment. Premises and equipment, net of accumulated depreciation, totaled $20.8 million at December 31, 1996, an increase of $2.9 million, or 16.2%, from $17.9 million at December 31, 1995. This increase reflects the Bank's investment in technology, along with the expansion of the retail deposit branch offices, and the increased national presence in the mortgage acquisition area. See "Business--Technology," "--Lending" and "-- Retail Loan Production."

  Mortgage Servicing Rights. Mortgage servicing rights totaled $30.1 million at December 31, 1996, an increase of $2.1 million, or 7.5%, from $28.0 million at December 31, 1995. For the year ended December 31, 1996, $5.6 billion of loans underlying mortgage servicing rights were originated and purchased, and $7.6 billion were reduced through sales, prepayments, and amortization (including a $3 billion sale of mortgage servicing rights in December 1996) resulting in a net decrease at year-end of $2 billion. However, because of sales during 1996 of servicing acquired during earlier periods, the mortgage servicing portfolio at December 31, 1996 contained a greater percentage of capitalized servicing rights which were reflected as assets on the Bank's statement of financial condition (reflecting largely servicing rights originated after the Bank's mid-1995 adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights") than it did at December 31, 1995. See "Business-- Lending."

  Other Assets. Other assets increased $32.7 million, or 158.0%, to $53.4 million at December 31, 1996, from $20.7 million at December 31, 1995. The majority of this increase was attributable to receivables recorded in conjunction with a sale of approximately $700 million in mortgage servicing rights during September 1996 and a $3.0 billion sale of mortgage servicing rights in December 1996. Upon a sale of mortgage servicing rights, the Bank receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. In connection with the sale of mortgage servicing rights during 1996, the Bank had receivables of $35.7 million at December 31, 1996. The balance due is paid upon transfer by the Bank of the related mortgage loan servicing documents, usually within 180 days after the initial closing. See "Business--Mortgage Loan Servicing."

  Liabilities. The Bank's total liabilities increased approximately $200 million, or 20.0%, to $1.2 billion at December 31, 1996, from $1.0 billion at December 31, 1995. This increase was primarily attributable to an increase in the Bank's deposit portfolio as well as changes in the amount of escrows held on mortgage loans, and the amount of FHLB advances, offset in part by a decrease in the amount of undisbursed payments on loans serviced for others and the amount of liability for checks issued.

  Deposits. Deposit accounts increased $95.5 million, or 18.0%, to $624.7 million at December 31, 1996, from $529.2 million at December 31, 1995. This increase reflects the Bank's deposit growth strategy through its branch network and its pricing strategy. The number of bank branches has increased from 13 at December 31, 1995 to 15 at December 31, 1996. The Bank's aggressive pricing strategy attracts one-year certificates of deposit and brokered funds. The Bank relies upon both its retail customer base and nationwide advertising of its deposit rates to attract deposits through the pricing of deposits at up to 0.25% over the prevailing market rate. At December 31, 1996, the Bank's certificates of deposit totaled $500.6 million, with an average balance of $26,235 and a weighted average cost of 5.95%. Of such amount, approximately $212.6 million were brokered deposits with a weighted average cost of 5.88%. See "Business--Funding Sources."

  FHLB Advances. FHLB advances increased $198.6 million, or 103.9%, to $389.8 million at December 31, 1996, from $191.2 million at December 31, 1995. The Bank relies upon such advances as a source of funding for the origination or purchase of loans for sale in the secondary market. See "Capitalization." The outstanding balance of FHLB advances fluctuates from time to time depending upon the Bank's current inventory of loans held for sale and the availability of lower cost funding from its retail deposit base and its escrow accounts. The increase in the outstanding balance of FHLB advances from December 31, 1995 to December 31, 1996 was attributable to an increase in the amount of loans held for sale. See "--Liquidity and Capital Resources."

  Undisbursed Payments. Undisbursed payments on loans serviced for others increased $1.4 million, or 2.3%, to $61.4 million at December 31, 1996, from $60.0 million at December 31, 1995. The month-end average amount of these funds was $67.3 million and $49.6 million during 1996 and 1995, respectively. These amounts represent payments received from borrowers for interest, principal and related loan charges that have not been remitted. These balances fluctuate with the size of the servicing portfolio and increase during a time of high payoff or refinance volume.

  Escrow Accounts. The amount of funds in escrow accounts decreased $27.9 million, or 31.4%, to $61.0 million at December 31, 1996, from $88.9 million at December 31, 1995. The average of the month end balances in these accounts was $82.3 million and $86.5 million during 1996 and 1995, respectively. These accounts are maintained on behalf of mortgage customers and include funds earmarked for real estate taxes, homeowner's insurance, and other insurance product liabilities. These balances fluctuate with the size of the servicing for others portfolio and also depend upon the scheduled payment dates for the related expenses.

  Liability for Checks Issued. The liability for checks issued decreased $46.0 million, or 53.6%, to $39.8 million at December 31, 1996, from $85.8 million at December 31, 1995. This liability reflects the outstanding amount of checks the Bank has written in conjunction with acquiring mortgage loans. This account grows or contracts in conjunction with the amount of loans that are in the Bank's mortgage pipeline.

  Federal Income Taxes Payable. Federal income taxes payable increased $7.9 million, or 54.1%, to $22.5 million at December 31, 1996, from $14.6 million at December 31, 1995. This increase was primarily attributable to the timing of payments and an increase in the current tax liability.

  Other Liabilities. Other liabilities increased $5.0 million, or 42.0%, to $16.9 million at December 31, 1996, from $11.9 million at December 31, 1995. This liability primarily reflects amounts received in conjunction with acquiring mortgage loans, but not yet applied. This account grows or contracts in conjunction with the amount of loans that are in the Bank's mortgage pipeline.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations on a timely and cost-effective basis. The Bank is required by OTS regulations to maintain minimum levels of liquid assets. This requirement, which may be changed at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.0%. While the Bank's liquidity ratio varies from time to time, the Bank has generally maintained liquid assets substantially in excess of the minimum requirements. The Bank's average daily liquidity ratios were 8.5% and 21.5% during September 1997 and December 1996, respectively.

  A significant source of cash flow for the Bank is the sale of mortgage loans available for sale. Additionally, the Bank receives funds from net interest income, mortgage loan servicing fees, loan principal repayments, advances from the FHLB, deposits from customers and cash generated from operations. Mortgage loans sold during the nine months ended September 30, 1997, totaled $4.5 billion, a decrease of approximately $800 million, or 15.1%, from $5.3 billion sold during the comparable 1996 period. This decrease in mortgage loan sales was directly attributable to the growth achieved in comparable periods. The Bank sold 84.9% and 98.1% of its mortgage loan originations during the nine months ended September 30, 1997 and 1996, respectively. Mortgage loans sold during 1996 totaled $6.6 billion, compared to $4.8 billion and $3.6 billion during 1995 and 1994, respectively. The fluctuation in this activity was directly related to the amount of mortgage loan originations. The Bank sold 96.9%, 91.6%, and 95.5% of its mortgage loan originations during 1996, 1995 and 1994, respectively.

  The Bank typically uses FHLB advances to fund its daily operational liquidity needs and to assist in funding loan originations. The Bank will continue to use this source of funds unless a more stable source of funds becomes available. FHLB advances are used because of their flexibility. These funds are typically borrowed for up to 90 days with no prepayment penalty, of which $718.9 million was outstanding at September 30, 1997. Such advances are repaid with the proceeds from the sale of mortgage loans held for sale. The Bank currently has an authorized line of credit equal to $850 million. This line is collateralized by non-delinquent mortgage loans. To the extent the amount of retail deposits or customer escrow accounts can be increased, the Bank expects that they will eventually replace FHLB advances as a funding source.

  At September 30, 1997, the Bank had outstanding rate-lock commitments to lend $823.2 million for mortgage loans, along with outstanding commitments to make other types of loans totaling $35.9 million. Because such commitments may expire without being drawn upon, they do not necessarily represent future cash commitments. Also, as of September 30, 1997, the Bank had outstanding commitments to sell $1.1 billion of mortgage loans. These commitments will be funded within 90 days. Total commercial and consumer unused collateralized lines of credit totaled $108.1 million at September 30, 1997. Such commitments include $121.5 million in warehouse lines of credit to various mortgage companies, of which $53.3 million was drawn upon as of September 30, 1997.

  Capital Resources. At September 30, 1997, the Bank exceeded all applicable regulatory minimum capital requirements. For a detailed discussion of the regulatory capital requirements to which the Bank is subject, and for a tabular presentation of compliance with such requirements, see "Regulation-- Regulation of the Bank--Regulatory Capital" and Note 13 of Notes to Financial Statements.

ASSET/LIABILITY MANAGEMENT

  The Bank has sought to manage its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of the Bank's interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net interest income.

  An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Because the Bank sells a significant portion of its loan production in the secondary market, its interest rate risk is somewhat mitigated. The Bank has pursued certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates in connection with its banking operations.

  As part of its overall interest rate risk policy, the Bank has focused on the development of a long-term deposit base to support its asset growth as well as its ability to sell residential mortgage loans in the secondary market while retaining both the mortgage servicing rights and the generally non-interest bearing escrow accounts. In addition to its deposit base and funds from the escrow accounts, the Bank also uses FHLB advances as a means to match efficiently maturities of funding sources with the expected selling time of the related loans.

Management believes that this approach to loan originations allows the Bank to respond to customer demand while minimizing interest rate and credit risk without significantly increasing operating expenses.

  Interest Rate Sensitivity Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity "gap" is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income, while conversely during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. At September 30, 1997, the Bank's cumulative one-year interest rate gap position was a positive $55.3 million, or 3.00% of total interest earning assets. This is a one-day position which is continually changing and is not necessarily indicative of the Bank's position at any other time. The Bank's current one-year gap is within the guidelines established by management and approved by the Board of Directors. Management considers numerous factors when establishing these guidelines, including current interest rate margins, capital levels, and any guidelines provided by the OTS.

  Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. Additionally, the gap analysis does not consider the many factors as Banking interest rate moves. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, the Bank's assets tend to have prepayments that are slower than those in an interest rate sensitivity gap and would increase the negative gap position. Conversely, during a period of falling interest rates, the Bank's assets would tend to prepay faster than originally expected thus decreasing the negative gap. In addition, some of the Bank's assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1997 which are expected to mature or reprice in each of the time periods shown.

                                                      DUE                 DUE
                                                WITHIN 12 MONTHS   ONE TO FIVE YEARS
                                                -----------------  -------------------
                            AMOUNT       RATE     AMOUNT    RATE     AMOUNT     RATE
                          -----------    -----  ----------  -----  ----------  -------
INTEREST-EARNING ASSETS
 (1):
Mortgage loans held for
 investment.............  $   272,667     7.93% $  199,537   7.94% $   38,095    7.21%
Mortgage loans held for
 sale...................    1,363,822     7.76%    462,642   7.80%    163,758    7.43%
Other mortgage loans....       18,641    10.48%     18,641  10.48%        --      --
 Construction loans.....       37,812     9.31%     37,812   9.31%        --      --
 Commercial real estate
  loans.................       19,347     9.00%      6,921   9.53%     12,426    8.71%
 Commercial loans.......       56,216     8.83%     55,574   8.81%        642   10.10%
 Consumer loans.........       34,919    10.34%     26,656  10.29%      6,167   10.50%
FHLB stock..............       36,925     5.00%     36,925   5.00%        --      --
Other investments.......          539     5.57%         39    --          500    6.00%
                          -----------    -----  ----------  -----  ----------  ------
 Total..................  $ 1,840,888     7.88% $  844,747   8.00% $  221,588    7.56%
                          -----------           ----------         ----------
INTEREST-BEARING LIABIL-
 ITIES (2):
Savings Deposits........  $    78,879     4.67% $   11,832   4.67% $   50,285    4.67%
Certificates of Depos-
 its....................      877,261     5.98%    496,468   5.99%    380,793    5.96%
Demand deposits.........       55,981     2.20%     55,981   2.20%        --      --
                          -----------    -----  ----------  -----  ----------  ------
 Total deposits.........    1,012,121     5.66%    564,281   5.58%    431,078    5.81%
FHLB advances...........      718,878     5.88%    705,378   5.89%     13,500    5.32%
                          -----------    -----  ----------  -----  ----------  ------
 Total..................  $ 1,730,999     5.75% $1,269,659   5.75% $  444,578    5.80%
                          -----------           ----------         ----------
OFF-BALANCE SHEET:
Commitments to sell
 loans..................  $(1,148,000)    7.13% $1,046,694   7.13% $  (78,431)   7.00%
Commitments to originate
 loans..................      576,209     7.58%   (566,488)  7.38%     48,607    7.38%
                          -----------           ----------         ----------
 Total..................  $  (571,791)          $  480,206         $  (29,824)
                          -----------           ----------         ----------
Interest rate spread....                  2.13%
Excess (Deficiency) of
 repricing earning
 assets over (to)
 interest-bearing
 liabilities (Interest
 sensitivity gap).......  $   109,890(3)        $   55,294         $ (252,814)
                          ===========           ==========         ==========
Cumulative excess (defi-
 ciency) of repricing
 earning assets over
 (to) interest-bearing
 liabilities (Cumulative
 gap)...................                        $   55,294         $ (197,520)
                                                ==========         ==========
Cumulative gap as a per-
 centage of total inter-
 est-earning assets.....                              3.00%           (10.73%)
                                                ==========         ==========

                                                                     (continued)

                          DUE FROM FIVE TO     DUE AFTER
                             TEN YEARS         TEN YEARS           TOTAL
                          -----------------  ---------------  ----------------
                           AMOUNT     RATE    AMOUNT    RATE    AMOUNT   RATE
                          ---------  ------  ---------  ----  ---------- -----
INTEREST-EARNING
 ASSETS(1):
Mortgage loans held for
 investment.............  $   9,527    7.60% $  25,508  9.03% $  272,667  7.93%
Mortgage loans held for
 sale...................     78,877    7.62%   658,545  7.82%  1,363,822  7.76%
Other mortgage loans....        --      --         --    --       18,641 10.48%
  Construction loans....        --      --         --    --       37,812  9.31%
  Commercial real estate
   loans................        --      --         --    --       19,347  9.00%
  Commercial loans......        --      --         --    --       56,216  8.83%
  Consumer loans........      2,096   10.50%       --    --       34,919 10.34%
FHLB stock..............        --      --         --    --       36,925  5.00%
Other investments.......        --      --         --    --          539  5.57%
                          ---------  ------  ---------  ----  ---------- -----
  Total.................  $  90,500    7.68% $ 684,053  7.87% $1,840,888  7.88%
INTEREST-BEARING
 LIABILITIES(2):
Savings Deposits........  $  16,762    4.67%       --    --   $   78,879  4.67%
Certificates of
 Deposits...............        --      --         --    --      877,261  5.98%
Demand deposits.........        --      --         --    --       55,981  2.20%
                          ---------  ------  ---------  ----  ---------- -----
  Total deposits........  $  16,762    4.67%                   1,012,121  5.66%
FHLB advances...........        --      --         --    --      718,878  5.88%
                          ---------  ------  ---------  ----  ---------- -----
  Total.................  $  16,762    4.67%                  $1,730,999  5.75%
OFF-BALANCE SHEET:
Commitments to sell
 loans..................  $(102,509)   7.01% $(865,754) 7.15% $      --
Commitments to originate
 loans..................     57,073    7.45%   460,808  7.62%        --
                          ---------          ---------        ----------
  Total.................  $ (45,436)         $(404,946)              --
Interest rate spread....
Excess (Deficiency) of
 repricing earning
 assets over (to)
 interest-bearing
 liabilities (Interest
 sensitivity gap).......  $  28,302          $ 279,107        $  109,889
Cumulative excess
 (deficiency) of
 repricing earning
 assets over (to)
 interest-bearing
 liabilities (Cumulative
 gap)...................  $(169,218)         $ 109,889        $  109,889
Cumulative gap as a
 percentage of total
 interest-earning
 assets.................             (9.19)%            5.97%

--------
(1) Fixed-rate loans are distributed based on their contractual maturity adjusted for projected or anticipated prepayments, and variable rate loans are distributed based on the interest rate reset date and contractual maturity adjusted for prepayments. Mortgage loans are presented assuming a 15.94% annual prepayment rate.
(2) Passbook savings are presented assuming a 15% annual decay rate. Demand deposits are presented in the earliest repricing period since amounts in these accounts are subject to withdrawal on demand. Savings certificates are distributed assuming no withdrawal prior to maturity.
(3) This excess of earning assets has the effect of increasing the indicated spread by 0.34% and does not include off-balance sheet items.

EFFECT OF NEW ACCOUNTING STANDARDS

  The Financial Accounting Standards Board ("FASB") has issued SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued after December 15, 1997. Early adoption of the standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the financial statements.

  In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Bank does not anticipate that adoption of SFAS No. 130 will have a material effect on the Bank.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Bank does not anticipate that the adoption of SFAS No. 131 will have a material effect on the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

YEAR 2000 PROBLEM

  The Bank is aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, often referred to as the "Year 2000 Problem." The Year 2000 Problem is the result of software being written using two digits rather than four digits to define the applicable year (i.e., "98" rather than "1998"). A failure by a business to properly identify and correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis.

  Operations of the Bank depend upon the successful operation on a daily basis of its computer software programs. The Bank relies upon software purchased from third party vendors rather than internally generated software. In its analysis of the software, and based upon its ongoing discussions with these vendors, the Bank has determined that most of its software already reflects changes necessary to avoid the Year 2000 Problem. The Bank expects to update during 1998 any remaining software that could be affected by the Year 2000 Problem to eliminate remaining concerns. This update is not expected to have any adverse material financial impact on the Bank.

                                   BUSINESS

GENERAL

  Flagstar Bank, FSB, is a federally chartered stock savings bank which is also the largest independent Michigan-based savings institution based on asset size as of September 30, 1997, according to SNL Securities. The Bank is also one of the largest originators of conforming single-family mortgage loans in the United States according to Inside Mortgage Finance. The Bank is engaged in the business of providing a full range of retail banking services in southern and western Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Bank ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production according to SMR Research Corp. All of the outstanding stock of the Bank is owned by Flagstar, a Michigan corporation whose common stock is listed for trading on Nasdaq under the symbol "FLGS."

  As of September 30, 1997, the Bank had consolidated total assets of $2.0 billion, net loans of $1.8 billion, total deposits of $1.0 billion and total stockholder's equity of $121.1 million. For the nine months ended September 30, 1997, the Bank's net earnings were $15.8 million and its return on average assets and return on average equity (as annualized) were 1.34% and 21.53%, respectively. At December 31, 1996, the Bank had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.7 million and total stockholder's equity of $77.9 million. For the year ended December 31, 1996, the Bank's net earnings were $17.1 million and its return on average assets and return on average equity were 1.54% and 24.82%, respectively ($19.3 million, 1.73% and 27.97%, respectively, excluding the special deposit insurance assessment imposed on September 30, 1996 on all depository institutions insured by the Savings Association Insurance Fund (the "SAIF")).

  The Bank's operations are segregated into two segments, mortgage banking and retail banking, with most of the Bank's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Bank believes that its retail banking business provides it with a strategic advantage because it affords the Bank access to funding sources for its mortgage origination business that would not otherwise be available. These additional funding sources include lower cost retail deposits, FHLB advances and escrowed funds. The Bank benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is therefore able to generate greater net interest income.

  The Bank did not have any significant retail banking operations prior to 1994. See "--Lending--Retail Banking Operations." For further information, see
Note 17 of Notes to Consolidated Financial Statements.

BUSINESS STRATEGY

  The Bank's strategy consists of the following key elements:

  -- continue to expand the Bank's branch network into demographically desirable communities adjacent to the Bank's current markets in southern and western Michigan in order to gain access to additional lower-cost retail funding sources;

  -- cross-sell retail banking services to the Bank's large Michigan customer base of present mortgage customers;

  -- benefit from economies of scale by increasing the size of the loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

  -- as market conditions warrant, retain more of its mortgage loan production volume or mortgage servicing rights, or both; and

  -- utilize advanced technology and automated processes throughout the Bank's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies.

TECHNOLOGY

  The Bank makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Bank was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Bank began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector(TM) (of which the Bank is currently one of the largest users), and has combined the two technologies into its LIVE(R) video conferencing and underwriting system. The Bank believes that this system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, will give it a significant competitive edge in writing mortgage loans. During 1997, substantially all of the Bank's mortgage loan production is being underwritten using automated systems, which it believes reduces overhead, increases customer service and facilitates conformity with underwriting guidelines.

LENDING

  The Bank originates or acquires loans through its retail banking operations or through the wholesale, correspondent and retail loan production outlets of its mortgage banking operations. Loans are either held for investment in the Bank's portfolio or held available for sale in the secondary market. Wholesale mortgage loan production involves the origination of loans by a nationwide network of independent mortgage brokers with funding provided directly by the Bank (i.e., table funding) and the transfer of such loans to the Bank upon closing. Correspondent mortgage loan production occurs through the purchase of loans by the Bank from independent mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries that originate loans in their own name using their own source of funds. Retail mortgage loan production for mortgage banking operations occurs through the Bank's loan centers. For the nine months ended September 30, 1997, the Bank's combined wholesale and correspondent loan production totaled $4.8 billion and its retail mortgage loan production totaled $529.9 million.

  In addition to mortgage loan production, the Bank engages to a limited extent in the origination of commercial, commercial real estate, construction and consumer loans, primarily through its branches and loan centers.

  The following table sets forth selected data relating to the composition of the Bank's loan portfolio by type of loan at the dates indicated. This table includes mortgage loans available for sale and mortgage loans held for investment. At September 30, 1997, the Bank had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed below.

                   AT SEPTEMBER 30,                                     AT DECEMBER 31,
                   ------------------  ------------------------------------------------------------------------------------------
                         1997                1996               1995              1994              1993              1992
                   ------------------  ------------------  ----------------  ----------------  ----------------  ----------------
                     AMOUNT      %       AMOUNT      %      AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %
                   ----------  ------  ----------  ------  --------  ------  --------  ------  --------  ------  --------  ------
                                                         (DOLLARS IN THOUSANDS)
Single-family....  $1,625,217   90.68% $  934,226   84.62% $784,980   85.68% $554,087   87.91% $384,819   93.36% $217,360   90.95%
Construction.....      37,812    2.11%     59,270    5.37%   48,933    5.34%   25,499    4.05%   19,864    4.82%   20,181    8.44%
Consumer loans...      34,919    1.95%     33,608    3.04%   39,331    4.29%   19,271    3.06%       11     -- %       18    0.01%
Commercial real
 estate..........      19,347    1.08%     13,565    1.23%   30,504    3.33%   23,383    3.71%      864    0.21%    1,199    0.50%
Commercial.......      56,216    3.14%     46,212    4.19%    8,576    0.94%    7,546    1.20%    6,167    1.50%      239    0.10%
Other mortgage...      18,641    1.04%     17,128    1.55%    3,877    0.42%      453    0.07%      478    0.11%      --      -- %
                   ----------  ------  ----------  ------  --------  ------  --------  ------  --------  ------  --------  ------
 Total...........   1,792,152  100.00%  1,104,009  100.00%  916,201  100.00%  630,239  100.00%  412,203  100.00%  238,997  100.00%
                               ======              ======            ======            ======            ======            ======
Add (deduct):
 Deferred loan
  fees...........       5,100               3,179             1,621               970             1,243               680
 Premiums
  (discounts)....      11,122               7,158             8,223             4,071             2,533               226
 Allowance for
  losses.........      (4,950)             (3,500)           (2,102)           (1,871)             (901)             (550)
                   ----------          ----------          --------          --------          --------          --------
 Total...........  $1,803,424          $1,110,846          $923,943          $633,409          $415,078          $239,353
                   ==========          ==========          ========          ========          ========          ========

  In its wholesale and correspondent lending, the Bank competes nationwide by offering a wide variety of mortgage products designed to respond to consumer needs and tailored to address market competition. The Bank primarily originates conforming, fixed rate 30-year mortgage loans, which collectively represented 62.6% of its total mortgage loan production for the nine month period ended September 30, 1997, and 62.2% for the year ended December 31, 1996. In addition, the Bank offers other products, such as adjustable-rate, 5-year and 7-year balloons and jumbo mortgages as well as loans supported by various FHA and Veteran's Administration programs. Mortgage loans originated are primarily for the purchase of single-family residences, although such loans are also originated for refinancing of existing mortgages.

  Approximately 78% of the mortgage loans originated during 1993 were refinancings of outstanding mortgage loans. In 1995 and 1996, approximately 36% and 46% of loans originated, respectively, were refinancings. For the nine months ended September 30, 1997, approximately 44% of loans were refinancings. The Bank's loan production has, since 1992, increased each successive year, after excluding the unusual level of refinancing in 1993 that occurred in response to a low level of interest rates available to consumers over an extended period of time. To achieve these increases, the Bank has expanded its wholesale loan production division from 18 employees in 1993 to 95 employees at September 30, 1997.

  In addition to single-family mortgage loans, the Bank relies upon its wholesale and correspondent loan production networks for the origination or purchase of single-family residential construction and consumer loans. Its retail loan production arises through its branches, which originate commercial, consumer, commercial real estate and construction loans, and its loan centers, which originate consumer and home equity loans.

  Set forth below is a table summarizing the Bank's loan production of single-family mortgage loans, which comprise the bulk of its loan production, and other loans for the periods noted.

                                     FOR THE
                                   NINE MONTHS
                                      ENDED     FOR THE YEARS ENDED DECEMBER 31,
                                  SEPTEMBER 30, --------------------------------
                                      1997         1996       1995       1994
                                  ------------- ---------- ---------- ----------
                                                  (IN THOUSANDS)
Single-family:
  Retail.........................  $  529,887   $  685,288 $  632,696 $  705,723
  Wholesale......................   3,080,269    5,435,701  4,562,909  3,014,450
  Correspondent..................   1,677,555      670,676        --         --
                                   ----------   ---------- ---------- ----------
    Total single-family..........   5,287,711    6,791,665  5,195,605  3,720,173
Construction.....................      48,166       79,022    101,532     68,383
Consumer.........................      28,270       43,354     52,199     13,389
Commercial real estate...........         --         5,648      6,725     10,319
Commercial.......................       8,258        1,412      1,681      2,580
                                   ----------   ---------- ---------- ----------
    Total originations...........  $5,372,405   $6,921,101 $5,357,742 $3,814,844
                                   ==========   ========== ========== ==========

  The following table sets forth the origination of single-family mortgage loans for the periods presented by the nature of loan:

                                    FOR THE
                                  NINE MONTHS
                                     ENDED     FOR THE YEARS ENDED DECEMBER 31,
                                 SEPTEMBER 30, --------------------------------
                                     1997         1996       1995       1994
                                 ------------- ---------- ---------- ----------
                                                 (IN THOUSANDS)
Government (GNMA)...............  $  416,119   $  425,137 $  285,293 $  222,794
Conventional (FNMA and FHLMC)...   4,620,605    6,238,174  4,831,108  3,426,620
Jumbo/Non-conforming............     250,987      128,354     79,204     70,759
                                  ----------   ---------- ---------- ----------
  Total originations............  $5,287,711   $6,791,665 $5,195,605 $3,720,173
                                  ==========   ========== ========== ==========

  The following table sets forth certain information at December 31, 1996 regarding the dollar amount of loans held for investment based on their contractual terms to maturity, including scheduled repayments of principal. The table does not include any estimate of prepayments, which significantly shorten the average life of a mortgage loan and may cause the Bank's repayment experience to differ from that shown below.

                                                    DUE AFTER    DUE AFTER     DUE AFTER
                            DUE DURING THE YEAR    3 THROUGH 5  5 THROUGH 10 10 THROUGH 15 DUE AFTER 15
                            ENDING DECEMBER 31,    YEARS AFTER  YEARS AFTER   YEARS AFTER  YEARS AFTER
                          ------------------------ DECEMBER 31, DECEMBER 31, DECEMBER 31,  DECEMBER 31,
                            1997    1998    1999       1996         1996         1996          1996      TOTAL
                          -------- ------- ------- ------------ ------------ ------------- ------------ --------
                                                              (IN THOUSANDS)
Mortgage loans held for
 investment.............  $  3,331 $ 3,602 $ 3,896   $ 8,428      $24,773       $39,995      $19,771    $103,796
Construction............    59,270     --      --        --           --            --           --       59,270
Consumer................     3,116   3,461   3,849     8,578       14,604           --           --       33,608
Commercial real estate..     2,680   2,971   3,312     4,602          --            --           --       13,565
Commercial..............    44,035   1,279     898       --           --            --           --       46,212
Other mortgage..........     2,076 $ 2,330   2,620     5,918        4,184           --           --       17,128
                          -------- ------- -------   -------      -------       -------      -------    --------
 Total..................  $114,508 $13,643 $14,575   $27,526      $43,561       $39,995      $19,771    $273,579
                          ======== ======= =======   =======      =======       =======      =======    ========

  The following table sets forth at December 31, 1996, the dollar amount of all loans held for investment that are due one year or more after December 31, 1997, that have predetermined interest rates and have floating or adjustable interest rates.

                                        PREDETERMINED   FLOATING OR
                                            RATE      ADJUSTABLE RATES  TOTAL
                                        ------------- ---------------- --------
                                                    (IN THOUSANDS)
Mortgage loans held for investment.....   $ 59,724        $44,072      $103,796
Construction...........................     59,270            --         59,270
Consumer...............................     28,107          5,501        33,608
Commercial real estate.................      7,694          5,871        13,565
Commercial.............................     11,765         34,447        46,212
Other mortgage.........................     17,128            --         17,128
                                          --------        -------      --------
 Total.................................   $183,688        $89,891      $273,579
                                          ========        =======      ========

  Retail Banking Operations. The Bank's retail banking operation constitutes a growing part of its overall operations. The principal aspects of retail banking include deposit-gathering and consumer, residential, and commercial lending. The Bank began to emphasize its retail banking operations upon its acquisition in 1994 of Security Savings, a federal savings bank located in Jackson, Michigan. Security Savings was a long standing community institution which received its charter in 1936. At the time of acquisition, Security Savings had $226.0 million in assets and six retail banking branches in southern Michigan with deposits of $197.2 million. Security Savings was merged into Flagstar Bank on February 1, 1996.

  The Bank generally has authority to originate and purchase loans collateralized by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Bank concentrates the lending activities of its retail banking operations in the southern and western Michigan market areas of its branches.

  The Bank's loan originations for its retail banking operations are derived from a number of sources, including referrals by realtors, depositors and borrowers, as well as walk-in customers. The Bank's solicitation programs consist of advertisements in local media, in addition to occasional participation in various community organizations and events. The Bank's loan personnel in its retail banking operations are salaried, and the Bank does not compensate these loan personnel on a commission basis for loans originated. Loan applications are accepted at all of the Bank's branch offices.

  Under applicable law, with certain limited exceptions, outstanding loans and extensions of credit by a savings institution to a person at one time shall not exceed 15% of the institution's unimpaired capital and surplus. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. Applicable law additionally authorizes savings institutions to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided: (i) the purchase price of each single-family dwelling in the development does not exceed $500,000; (ii) the savings institution is and continues to be in compliance with its fully phased-in regulatory capital requirements; (iii) the loans comply with applicable loan-to-value requirements; (iv) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus; and (v) the Director of OTS, by order, permits the savings institution to avail itself of this higher limit. Under these limits, the Bank's loans to one borrower were limited to $18.2 million at September 30, 1997. At that date, the Bank had no lending relationships in excess of the loans-to-one-borrower limit.

  Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

  Single-Family Mortgage Lending. The Bank's retail banking operation has historically invested its deposits in single-family, residential real estate loans. At September 30, 1997, single-family mortgage loans totaled approximately $296.3 million, or 66.6% of the Bank's loans held for investment.

  The Bank acquired a portion of its fixed rate single-family mortgage loans held for investment through its 1994 acquisition of Security Savings. In each case, such loans are secured by first mortgages on single-family, owner-occupied residential real property located in the Bank's market area. At September 30, 1997, $155.9 million, or 52.6%, of the Bank's portfolio of mortgage loans held for investment consisted of fixed-rate mortgage loans.

  The Bank also originates residential mortgage loans with adjustable rates ("ARMs"). As of September 30, 1997, $140.4 million, or 47.4%, of single-family mortgage loans in the Bank's portfolio of mortgage loans held for investment carried adjustable rates. Such loans are primarily for terms of 30 years, although the Bank does occasionally originate ARMs for other terms, in each case amortized on a monthly basis with principal and interest due each month. The interest rates on these mortgages are adjusted once a year, with a maximum adjustment of 2.0% per adjustment period and a maximum aggregate adjustment of 6.0% over the life of the loan. Rate adjustments on the Bank's adjustable-rate loans are indexed to a rate that adjusts annually based upon changes in an index based on the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board, and the adjusted interest rate is equal to such Treasury rate plus a spread, typically 3.0%. The adjustable-rate mortgage loans offered by the Bank provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied.

  The retention of adjustable-rate loans in the Bank's portfolio helps reduce the Bank's exposure to increases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate loans will fully adjust to compensate for increases in the Bank's cost of funds.

  Commercial and Commercial Real Estate Lending. The Bank originates commercial loans on a selected basis and in limited amounts for retention in its portfolio. At September 30, 1997, the Bank had $2.9 million in commercial loans associated with its retail banking operations, which comprised 0.65% of its loans held for investment and are primarily inventory and other business loans to small businesses in the Bank's southern and western Michigan market area.

  Warehouse lines are granted under the Bank's commercial lending program and are a major component of the Bank's commercial lending strategy. Warehouse lines of credit are used by correspondents to fund loan production which for the most part are acquired by the Bank. At September 30, 1997 the aggregate amount of warehouse lines of credit granted by the Bank to its correspondents was $121.5 million of which $53.3 million was outstanding.

  Also as part of the Bank's retail banking operations, the Bank makes commercial real estate loans in its southern and western Michigan market area. At September 30, 1997, there were $19.3 million in commercial real estate loans outstanding, which comprised 4.34% of total loans held for investment and 1.07% of total loans. Such loans are generally made to small businesses in the Bank's southern and western Michigan market area.

  Commercial real estate loans are generally underwritten in amounts of up to 80% of the appraised value of the underlying property. Appraisals on properties securing commercial real estate loans originated by the Bank are performed by an independent fee appraiser designated by the Bank before the loan is made. All appraisals for commercial real estate loans are reviewed by the Bank's management.

  Underwriting procedures include an analysis of the property, borrower, market and levels of risks. Underwriting procedures require verification of the borrower's credit history, financial statements, references and income projections for the property. All commercial real estate loans in excess of $500,000 must be approved by the Bank's Executive Loan Committee. The Bank's commercial real estate loans are secured by the property and, in many circumstances, require the borrower to be personally liable for all or a portion of the loan. The Bank's lending policy requires that commercial real estate properties securing loans be inspected at least annually. In addition, the Bank reviews updated financial information regarding the borrower on a regular basis.

  Commercial and commercial real estate loans generally present a higher level of risk than do loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of large amounts of principal in a limited number of loans and borrowers, the effects of general economic conditions on commercial properties, and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

  Consumer Loans. The Bank originates consumer loans secured by passbook savings accounts, personal property or home equity. At September 30, 1997, the Bank's consumer loans totaled $34.9 million, or 7.85%, of the Bank's loans held for investments, of which $24.9 million were home equity loans.

  Consumer loans tend to be originated at higher interest rates than mortgage loans and for shorter terms. However, consumer loans generally involve more risk than single-family mortgage loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that may be recovered. In underwriting consumer loans, the Bank considers the borrower's credit history, an analysis of the borrower's income and ability to repay the loan, and the value of the collateral.

  Mortgage Banking Operations. The Bank actively participates in the mortgage banking market, ranking fourteenth in the United States in total mortgage loan production for 1997. Mortgage banking generally involves the origination or purchase of single-family mortgage loans for sale in the secondary mortgage market. The secondary mortgage market and its evolution have been significantly influenced by two government-sponsored enterprises, Fannie Mae and Freddie Mac, and one government agency, GNMA (collectively, the "Agencies"). Through these entities, the United States government provides support and liquidity to the market for residential mortgage debt.

  Mortgage originators sell their loans directly to Fannie Mae and Freddie Mac either as whole loans or, more typically, as pools of loans used to collateralize mortgage-backed securities ("MBS") issued or guaranteed by these entities. Similarly, the originators can issue MBS collateralized by pools of loans that are guaranteed by GNMA. In order to arrange these sales or obtain these guarantees, the originator must underwrite its loans to conform ("conforming loans") with standards established by Fannie Mae and Freddie Mac or by the FHA or VA in the case of GNMA. All loans other than FHA and VA loans ("government loans") are considered conventional loans. Loans with principal balances exceeding Agency guidelines ("jumbo loans"), currently those in excess of $214,600, are typically sold to private investors.

  Mortgage bankers operate in a highly competitive market. The underwriting guidelines and servicing requirements set by the participants in the secondary markets are standardized. As a result, mortgage banking products (i.e., mortgage loans and the servicing of these loans) have become difficult to differentiate. Therefore, mortgage bankers compete primarily on the basis of price or service, making effective cost management essential. Mortgage bankers generally seek to develop cost efficiencies in one of two ways: economies of scale or specialization. Large, full-service national or regional mortgage bankers such as the Bank have sought economies of scale through an emphasis on wholesale originations and the introduction of automated processing systems.

  The Bank pursues its loan production strategy as part of its mortgage banking operations through the Bank's wholesale, correspondent and retail loan production outlets and, to a limited extent, through direct solicitation of commercial banks, savings associations and credit unions.

  Wholesale Loan Production. Under its wholesale operations, the Bank funds mortgage loans originated by a network of approximately 1,800 independent mortgage brokers nationwide. Approximately 1,200 of these brokers originate mortgage loans for the Bank on a monthly basis and 1,800 originate mortgage loans for the Bank on a quarterly basis. This network is maintained by the Bank's approximately sixty regional account executives, who are compensated through a salary and commission package. Many of the larger brokers are provided with loan data entry software by the Bank for the entry of loan applicant data in a format familiar to the Bank's underwriters and for transmission to the Bank's automated underwriting systems for review. All loans originated through brokers are underwritten according to the Bank's standards.

  The Bank's underwriters or contract representatives review the loan data provided by the loan applicant, including the review of appropriate loan documentation, and request additional information as necessary from the broker. To speed the information gathering phase of underwriting and thus the loan approval process, the Bank is utilizing an interview process referred to as LIVE (R) underwriting, which involves an interview of the potential borrower directly by a Bank underwriter using its proprietary combination of computer video technology and automated underwriting technology. Loans originated by such brokers are typically funded directly by the Bank through table funding arrangements. In most cases, the loan is closed in the broker's name and thereafter transferred to the Bank together with related mortgage servicing rights for which the Bank generally pays a servicing release premium that is included in the loan price paid to the broker by the Bank. Broker participants in this program are prequalified on the basis of creditworthiness, mortgage lending experience and reputation. Each broker is subject to annual and ongoing reviews by the Bank.

  Correspondent Loan Production. In addition, the Bank acquires mortgage loans from mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries. Correspondents have a separate approval process and higher net worth requirements than wholesale brokers and use their own source of funds to close loans. The prices of such loan acquisitions are separately negotiated. Warehouse lines of credit, obtained from either the Bank or other parties, may be used by the mortgage lenders to finance their respective mortgage loan originations. At September 30, 1997, the aggregate amount of warehouse lines of credit granted by the Bank to its correspondents was $121.5 million, of which $53.3 million was outstanding. Independent lenders who obtain warehouse lines of credit from the Bank are not required by the terms of such lines to sell their loan production to the Bank. All loans acquired from correspondents are expected to satisfy the Bank's underwriting standards and may be subject to repurchase by the correspondent in the event of default of the loan due to fraud or misrepresentation in the origination process and for certain other reasons, including the failure to satisfy underwriting requirements imposed by the Bank.

  Retail Loan Production. The Bank's retail loan production involves the origination of loans through its loan centers. The Bank has 33 loan centers located in Michigan, Ohio, California and Florida. These loan centers originate primarily single-family mortgage loans and, to a lesser extent, construction and home equity loans. Such loan centers generally provide the Bank with a source of loan production at a lower cost per loan than loans acquired through brokers or correspondents because the cost of operating such branches is more than offset by cost savings through the Bank's ability to avoid payment of the servicing release premium for the related mortgage servicing rights. Managers of loan centers and loan officers are compensated solely on a commission basis as measured by loan production.

  To encourage loan production, the Bank allows managers of loan centers to elect to operate their respective centers as "100% offices," subject to approval by the Bank. Such offices are treated for incentive compensation purposes as free-standing operations where each office is responsible for its own operating expenses. Each office is required to satisfy minimum loan production levels. The manager receives compensation based on the office's profitability. As of September 30, 1997, eight loan centers were operated as 100% offices.

  Construction Lending. The Bank also engages in construction lending involving loans to individuals for construction of one- to four-family residential housing primarily located within the Bank's southern Michigan market area, with such loans converting to permanent financing upon completion of construction. At September 30, 1997, the Bank's portfolio of loans held for investment included $37.8 million of net loans secured by properties under construction, or 8.50% of loans held for investment. These loans may be construction/permanent loans structured to become permanent loans upon the completion of construction, or may be interim construction loans structured to be repaid in full upon completion of construction and receipt of permanent financing. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as the Bank's permanent mortgages, except the loans generally provide for disbursement in stages during a construction period of up to nine months, during which period the borrower is required to make interest-only monthly payments. Monthly payments of principal and interest commence one month from the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to the Bank's permanent mortgage loan financing prior to receiving construction financing for the subject property.

  Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having value which is insufficient to assure full repayment. The ability of the developer to sell developed lots or completed dwelling units will depend on, among other things, demand, pricing, availability of comparable properties and economic conditions. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers in the Bank's southern Michigan market area, by requiring the involvement of qualified builders, and by limiting the aggregate amount of outstanding construction loans.

SECONDARY MARKETING

  The Bank sells a significant portion of the mortgage loans that it originates or purchases through its mortgage and retail banking operations while retaining the servicing rights to such loans. During the nine months ended September 30, 1997 and year ended December 31, 1996, the Bank originated $5.3 billion and $6.8 billion in total mortgage loans, respectively, and sold $4.5 billion and $6.6 billion of mortgage loans, respectively, in the secondary market. Mortgage loans are aggregated into pools and sold, or are sold as individual mortgage loans, to investors principally at prices established at the time of sale or under forward sales commitments. Conforming conventional mortgage loans are generally pooled and exchanged under the purchase and guarantee programs sponsored by Fannie Mae and Freddie Mac and GNMA for Fannie Mae MBS, Freddie Mac MBS or GNMA MBS, respectively. A limited number of mortgage loans (i.e. non-conforming loans) are sold to other institutional and non-institutional investors. For the nine months ended September 30, 1997, a significant portion of such loans were exchanged for Fannie Mae and Freddie Mac securities. The remainder were sold to other institutional and non-institutional investors.

  The Bank exchanges and sells mortgage loans on a non-recourse basis. In connection with the Bank's loan exchanges and sales, the Bank makes representations and warranties customary in the industry relating to, among other things, compliance with laws, regulations and program standards, and to accuracy of information. In the event of a breach of those Bank representations and warranties, the Bank typically corrects such flaws. If the flaws cannot be corrected, the Bank may be required to repurchase such loans. See "--Asset Quality." In cases where loans are acquired from a broker or correspondent and there have been material misrepresentations made to the Bank, the Bank has the right to resell the flawed loan back to the broker or correspondent. Otherwise, such loans are refinanced or the Bank is indemnified against loss on such loans by the broker. In addition, the Bank relies upon contract underwriters for a portion of its loan production, and these underwriters must indemnify the Bank for loans that are eventually determined to have been flawed upon origination.

  The following table sets forth the activity in the Bank's mortgage loans available for sale and its loans held for investment in its portfolio.

                             FOR THE NINE
                             MONTHS ENDED   FOR THE YEARS ENDED DECEMBER 31,
                             SEPTEMBER 30, -------------------------------------
                                 1997         1996         1995         1994
                             ------------- -----------  -----------  -----------
                                              (IN THOUSANDS)
   AVAILABLE FOR SALE:
   Beginning balance.......   $   840,767  $   620,455  $   205,480  $   389,073
   Originations(1).........     5,337,574    6,850,277    5,251,510    3,752,650
   Repurchases.............        52,293       54,788        4,477        2,683
   Sales(1)................    (4,513,434)  (6,599,568)  (4,780,198)  (3,670,002)
   Amortization............      (214,525)     (74,683)    (244,144)    (161,225)
   Transfers to repossessed
    assets or mortgage-
    backed securities......       (12,491)     (10,502)      (1,781)      (1,438)
   Transfers (to) from held
    for investment.........      (126,362)         --       185,111     (106,261)
                              -----------  -----------  -----------  -----------
     Ending balance........   $ 1,363,822  $   840,767  $   620,455  $   205,480
                              ===========  ===========  ===========  ===========
   HELD FOR INVESTMENT:
   Beginning balance.......   $   273,579  $   305,590  $   429,800  $    26,906
   Originations(1).........        84,704      129,446      162,147      236,700
   Amortization............       (40,093)    (161,382)    (101,246)     (79,002)
   Transfers to repossessed
    assets.................           --           (75)         --        (1,367)
   Acquired through
    acquisition............           --           --           --       140,302
   Transfers (to) from
    available for sale.....       126,362          --      (185,111)     106,261
                              -----------  -----------  -----------  -----------
     Ending balance........   $   444,552  $   273,579  $   305,590  $   429,800
                              ===========  ===========  ===========  ===========

--------
(1) Originations and sales are presented at cost, including deferred loan origination fees and costs, premiums and discounts.

  The Bank assesses the interest rate risk associated with outstanding commitments that it has extended to fund loans and hedges the interest rate risk of these commitments based upon a number of factors, including the remaining term of the commitment, the interest rate at which the commitment was provided, current interest rates and interest rate volatility. These factors are monitored on a daily basis, and the Bank adjusts its hedging on a daily basis as needed. The Bank hedges its "available for sale" mortgage loan portfolio and its interest rate risk inherent in its unfunded mortgage commitments (its "mortgage pipeline") primarily through the use of forward sale commitments. Under such commitments, the Bank enters into commitments with terms of not more than 90 days to sell these loans to Freddie Mac and Fannie Mae. In addition, the Bank occasionally establishes futures positions in U.S. Treasury bonds under which the Bank contracts to sell notional principal contracts. At September 30, 1997, the Bank did not have any open futures positions. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Results of Operations--Net Gain on Loan Sales and Sales of Mortgage Servicing Rights."

ASSET QUALITY

  The Bank is exposed to certain credit risks related to the value of the collateral that secures loans held in its portfolio and the ability of borrowers to repay their loans during the term thereof. The Bank has an Asset Classification Committee, which is comprised of senior officers of the Bank, that closely monitors the loan and real estate owned portfolios for potential problems on a continuing basis and reports to the Board of Directors of the Bank at regularly scheduled meetings. This committee reviews the classification of assets and reviews the allowance for losses. This committee reviews all assets and periodically reports its findings directly to the Board of Directors of the Bank. The asset classification policy sets forth certain requirements with respect to how to classify certain assets. The Bank also has a Quality Control Department, the function of which is to provide to the Board of Directors of the Bank an independent ongoing review and evaluation of the quality of the process by which lending assets are generated.

  Non-performing assets consist of non-accrual loans and real estate owned. Loans are usually placed on non-accrual status when the loan is past due 90 days or more, or the ability of a borrower to repay principal and interest is in doubt. Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. The Bank generally tries to sell the property at a price no less than its net book value, but will consider discounts where appropriate to expedite the return of the funds to an earning status. When such property is acquired, it is recorded at the lower of cost or market. Any required write-down of the loan to its appraised fair market value upon foreclosure is charged against the allowance for losses.

  The Bank establishes an allowance for loan losses based upon a quarterly or more frequent evaluation by management of various factors including the estimated market value of the underlying collateral, the growth and composition of the loan portfolio, current delinquency trends and prevailing and prospective economic conditions, including property values, employment and occupancy rates, interest rates and other conditions that may affect borrowers' abilities to comply with repayment terms. If actual losses exceed the amount of the allowance for loan losses, earnings could be adversely affected. As the Bank's provision for loan losses is based on management's assessment of the general risk inherent in the loan portfolio based on all relevant factors and conditions, the allowance for loan losses represents general, rather than specific, reserves.

  The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated. No loans were recorded as restructured loans within the meaning of SFAS No. 15 at the dates indicated. The increase in the mortgage loan category is attributable in large part to the Bank's required repurchase of non-performing loans from Freddie Mac and Fannie Mae but also resulted from the effects of a significant increase in loan originations in the previous three years. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations-- Financial Condition--Allowance for Losses."

                                 AT                 AT DECEMBER 31,
                            SEPTEMBER 30, ------------------------------------
                                1997       1996    1995    1994   1993   1992
                            ------------- ------- ------- ------ ------ ------
                                              (IN THOUSANDS)
Loans accounted for on a
 non-accrual basis:
  Mortgage loans held for
   investment..............    $40,513    $27,017 $10,096 $1,477 $1,314 $1,179
    Construction...........      2,026      2,801     --     140    140    650
    Commercial.............      1,009        476     464     57     88    210
    Consumer...............        531        327     126     65      7     10
                               -------    ------- ------- ------ ------ ------
      Total non-performing
       loans...............     44,079     30,621  10,686  1,739  1,549  2,049
Real estate owned..........     17,659     10,363   2,359  1,271  1,249    802
                               -------    ------- ------- ------ ------ ------
      Total non-performing
       assets..............    $61,738    $40,984 $13,045 $3,010 $2,798 $2,851
                               =======    ======= ======= ====== ====== ======

  If non-accrual loans at September 30, 1997 had been current according to their original terms and had been outstanding throughout 1997, or since origination if originated during the year, interest income on these loans for 1997 would have been $4.5 million. Interest actually recognized on these loans during 1997 was not significant.

  At September 30, 1997, the Bank did not have any loans which are not currently classified as non-accrual, 90 days past due or restructured and where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms. At September 30, 1997, the Bank had $3.6 million of impaired loans within the meaning of SFAS No. 114, as amended by SFAS No. 118.

  Historically, the Bank has incurred minimal losses from its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding declined from 0.09% in 1992 to 0.00% in 1995, rose during 1996 to 0.13%, and continued on that upward trend in 1997 to 0.22% at September 30, 1997. Over this period non-performing assets as a percentage of total assets ranged from 0.94% in 1992 to a low of 0.42% in 1994 and increased to 3.04% at September 30, 1997. The increases in 1997 and 1996 resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Bank generally does not sell loans with recourse, it typically is required to repurchase delinquent and defaulted loans that were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Bank's new loan production has increased over the past several years, the level of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Bank loans originated in prior periods.

  It has been the Bank's experience that non-performing loans do not necessarily result in an ultimate loss to the Bank. Approximately 92% of the Bank's non-performing loans at September 30, 1997 were residential mortgage loans (88% at December 31, 1996), which generally represent minimal risk of ultimate loss because of low loan-to-value ratios, private mortgage insurance for loans with over-80% loan-to-value ratios and insurance on certain loans from the FHA and VA. In addition, the Bank may also have the right to sell the repurchased loan back to the broker or correspondent which originated the loan or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Bank by such insurers.

  The Bank anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels during 1997 as a result of the factors described above. As a result of several actions taken by the Bank during 1997, however, including a tightening of credit standards and the implementation of automated underwriting systems (which do not permit secondary market investors to require repurchase of loans absent material misrepresentation), the Bank anticipates that the level of loan repurchases will decline over time.

  The Bank experienced an increase in its non-performing construction loans from December 31, 1995 to September 30, 1997 from zero to $2.0 million. This increase was the result of a significant increase in the single family residential construction loans originated in the period subsequent to December 31, 1994. During the years ended December 31, 1994 and 1995 the origination of such loans increased from $68.4 million to $101.5 million, respectively. During the nine months ended September 30, 1997, the Bank originated $48.2 million of construction loans. The non-performing construction loans resulted from a particular construction lending program that was determined to be problematic. The program has been discontinued and, with the exception of two loans totaling approximately $450,000, all other loans originated under the program have been paid off.

  The Bank's repossessed assets were $17.7 million at September 30, 1997, compared with $10.4 million and $2.4 million at December 31, 1996 and 1995, respectively, representing an increase of 333.3% from December 31, 1995 to 1996, and 70.2% from December 31, 1996 to September 30, 1997. Total non-accrual loans increased from $10.7 million at December 31, 1995 to $30.6 million at December 31, 1996, to $44.1 million at September 30, 1997 of which single family loans increased from $10.1 million to $27.0 million to $40.5 million over the respective dates. Each of these increases is consistent with the Bank's experience with non-performing loans and is generally the result of the significantly higher loan origination volume in the period beginning in 1993 which has resulted in a higher dollar volume of non-performing loans, defaults and subsequently repossessed assets. However, as a proportion of loans originated, this dollar volume is well within management's acceptable levels.

  The Bank's allowance for loan losses increased to $4.95 million at September 30, 1997 from $3.50 million at December 31, 1996. The Bank's ratio of allowance for losses to non-accrual loans, however, declined to 11.23% at September 30, 1997 from 11.43% at December 31, 1996. Because 91.8% of the non-accrual loans at September 30, 1997 were single-family mortgages, the allowance required is lower. Of the remaining 8.2% of non-accrual loans, 4.5% is represented by $2.0 million of construction loans. Historically, the Bank's experience with loan losses on single family loans held in portfolio or repurchased from investors has been low. The high collateral value, private mortgage insurance and the ability to seek recoveries from the correspondent lenders have resulted in a consistently low charge-off record and consequently management believes that the allowance for losses is adequate to cover the losses currently inherent in the loan portfolio. Future changes in economic conditions or interest rates, however, could require additional reserves.

  The Bank's allowance for losses increased to $3.5 million at December 31, 1996 from $2.1 million at December 31, 1995. The Bank's ratio of allowance for losses to non-accrual loans, however, declined to 11.43% at December 31, 1996 from 19.67% at December 31, 1995.

  The following table sets forth an analysis of the Bank's consolidated allowance for losses and ratio of net charge-offs for the periods indicated.

                                  FOR THE
                             NINE MONTHS ENDED
                               SEPTEMBER 30,      FOR THE YEARS ENDED DECEMBER 31,
                             -------------------  -------------------------------------
                               1997       1996     1996     1995    1994   1993   1992
                             ---------  --------  -------  ------  ------  -----  -----
                                            (DOLLARS IN THOUSANDS)
   Balance at beginning of
    period.................  $   3,500  $  2,102  $ 2,102  $1,871  $  901  $ 550  $ 345
   Charge-offs, net of
    recoveries.............     (2,280)     (216)  (1,206)     (7)   (321)  (293)  (175)
   Provision...............      3,730     1,140    2,604     238     290    644    380
   Provision acquired in
    acquisition............        --        --       --      --    1,001    --     --
                             ---------  --------  -------  ------  ------  -----  -----
   Balance at end of
    period.................  $   4,950  $  3,026  $ 3,500  $2,102  $1,871  $ 901  $ 550
                             =========  ========  =======  ======  ======  =====  =====
   Ratio of net charge-offs
    to average loans
    outstanding during the
    period.................       0.22%     0.03%    0.13%   0.00%   0.08%  0.08%  0.09%
                             =========  ========  =======  ======  ======  =====  =====

  The following table sets forth the breakdown of the allowance for losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis, and therefore allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category. The unallocated portion of the allowance represents an amount that is not specifically allocable to one of the held for investment loan portfolios.

                                                                            AT DECEMBER 31,
                                                     --------------------------------------------------------------
                          AT SEPTEMBER 30, 1997              1996                 1995                 1994
                          -------------------------  -------------------- -------------------- --------------------
                                       PERCENT OF            PERCENT OF           PERCENT OF           PERCENT OF
                                     LOANS IN EACH          LOANS IN EACH        LOANS IN EACH        LOANS IN EACH
                                      CATEGORY TO            CATEGORY TO          CATEGORY TO          CATEGORY TO
                          AMOUNT      TOTAL LOANS    AMOUNT  TOTAL LOANS  AMOUNT  TOTAL LOANS  AMOUNT  TOTAL LOANS
                          ---------- --------------  ------ ------------- ------ ------------- ------ -------------
                                                         (DOLLARS IN THOUSANDS)
Mortgages:
 Available for sale.....  $    2,000         75.62%  $1,000     75.45%    $  248     67.00%    $  289     32.34%
 Held for investment....         300         16.15%     200     10.85%        78     19.25%       531     55.74%
Construction............         400          2.10%     400      5.32%       367      5.28%       191      4.01%
Consumer................         300          1.94%     300      3.02%       393      4.25%       193      3.03%
Commercial..............         400          3.12%     200      4.15%        43      0.93%        38      1.19%
Commercial real estate..         100          1.07%     100      1.21%       305      3.29%       234      3.69%
Unallocated.............       1,450           -- %   1,300       -- %       668       -- %       395       -- %
                          ----------    ----------   ------    ------     ------    ------     ------    ------
Total allowance for
 losses.................  $    4,950        100.00%  $3,500    100.00%    $2,102    100.00%    $1,871    100.00%
                          ==========    ==========   ======    ======     ======    ======     ======    ======

  At September 30, 1997, the Bank's percentage of allowance for losses to loans for its mortgage loans held for investment and its construction, consumer, commercial and commercial real estate loans held for investment were 0.11%, 1.06%, 0.86%, 0.71% and 0.52%, respectively.

UNDERWRITING

  The Bank's mortgage loans are underwritten either in accordance with applicable Fannie Mae, Freddie Mac and FHA/VA guidelines or with requirements set by other investors.

  All mortgage loans originated or acquired by the Bank, whether through its retail loan origination offices or through its wholesale or correspondent networks, must satisfy the Bank's underwriting standards. The Bank permits a few originating correspondent lenders operating under the Bank's delegated underwriting program to perform initial underwriting reviews. The Bank employs an automated underwriting process on most loans that is based upon data provided through the Bank's initial loan data entry software and is available from Fannie Mae through its Desktop Underwriter(TM) software and from Freddie Mac through its Loan Prospector(TM) software. This process incorporates credit scoring and an appraisal evaluation system, which in turn employs rules-based and statistical technologies to evaluate the borrower, property and the sale of the loan in the secondary market. This process is intended to reduce processing and underwriting time, to improve overall loan approval productivity, to improve credit quality and to reduce potential investor repurchase requests. Approximately one-third of loans underwritten by the Bank are initially underwritten on a contractual basis by mortgage insurance companies, in their capacity as contract underwriters. The contract underwriter may be required to repurchase loans that are determined not to be in compliance with such underwriting criteria.

  Loans underwritten directly by the Bank are subject to a complete review of all information prior to loan approval. This process involves the transfer of loan data to the Bank by wholesalers or correspondents using loan data entry software provided by the Bank plus certain other physical documentation or through the physical transfer of loan files to the Bank. Further, the Bank has introduced the use of video-based computer technology, known as LIVESM, to expedite the loan approval process by allowing its underwriters to conduct face-to-face interviews with loan applicants using personal computers with cameras mounted on them. These facilities are installed and can be used on an as-needed or pre-scheduled basis in the offices of certain mortgage brokers. See "-- Technology."

  To a limited extent, the Bank delegates underwriting authority to select correspondent lenders who meet financial strength, delinquency, underwriting and quality control standards. The lenders may be required to agree to repurchase loans that later become delinquent or to indemnify the Bank from loss.

QUALITY CONTROL

  The Bank maintains a quality control department that, among other things, reviews compliance and quality assurance issues relating to loan production and underwriting. For its production compliance process, the Bank randomly selects a statistical sample of, generally, at least 5% of all loans closed each month. This review includes a credit scoring and re-underwriting of such loans; ordering second appraisals on 10% of the sample; reverifying funds, employment and final applications; and reordering credit reports on the entire sample. In addition, a full underwriting review is conducted on loans that go into default during the first twelve months from the date of origination. Document and file reviews are also undertaken to ensure regulatory compliance.

  The Bank also monitors the performance of delegated underwriters through quality assurance reports prepared by its quality control department, FHA/VA reports and audits, reviews and audits by regulatory agencies, investor reports and mortgage insurance Bank audits. Deficiencies in loans are generally corrected; otherwise, the Bank may exercise its option to require that the loan be repurchased by the originating broker or correspondent, or the Bank may insist that the broker who originated the loan indemnify the Bank against any losses.

MORTGAGE LOAN SERVICING

  The Bank derives a significant portion of its revenues from the servicing of mortgage loans for others. For the nine months ended September 30, 1997 and the year ended December 31, 1996, the Bank realized net servicing fee revenue from its mortgage loan servicing operations of $5.5 million and $11.9 million, respectively, which represented 12.7% and 20.4% of the Bank's non-interest income for the respective periods. Servicing arises in connection with mortgage loans originated or purchased and then sold in the secondary market with mortgage servicing rights retained.

  Mortgage loan servicing includes collecting payments of principal and interest from borrowers, remitting aggregate mortgage loan payments to investors, accounting for principal and interest payments, holding escrow funds for payment of mortgage related expenses such as taxes and insurance, making advances to cover delinquent payments, inspecting the mortgaged premises as required, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and other miscellaneous duties related to loan administration. The Bank collects servicing fees from monthly mortgage payments generally ranging from 0.25% (i.e., 25 basis points) to 0.75% (i.e., 75 basis points) of the declining principal balances of the loans per annum. At September 30, 1997 and December 31, 1996, the weighted average servicing fee earned on this portfolio was 0.273% and 0.289%, respectively.

  The Bank services mortgage loans nationwide. The broad geographic distribution of the Bank's servicing portfolio reflects the national scope of the Bank's originations and loan acquisitions. The Bank actively monitors the geographic distribution of its servicing portfolio to maintain a mix that it deems appropriate to balance its risks and makes adjustments as it deems necessary. At September 30, 1997, the Bank's servicing portfolio consisted of $5.3 million of FHA/VA servicing and $4.1 billion of conventional servicing (excluding subservicing). Such amounts are in addition to loans serviced by the Bank which were recorded on its books as loans receivable (i.e., available for sale and held for investment).

  The value of the Bank's mortgage servicing rights ("MSRs") is subject to prepayment risk in the event that declining interest rates provide borrowers with refinancing opportunities. At September 30, 1997 and

December 31, 1996, the amounts of the MSRs recorded on the Bank's books were $51.7 million and $30.1 million, respectively, and their estimated fair values were $60.4 million and $54.0 million, respectively. For further information, see Note 7 of Notes to Consolidated Financial Statements. During the nine months ended September 30, 1997, the Bank sold MSRs for gains amounting to $25.5 million.

  Gains on the sale of MSRs are affected by changes in interest rates as well as the amount of MSRs capitalized at the time of the loan origination or MSR acquisition. Purchasers of MSRs analyze a variety of factors, including prepayment sensitivity, to assess the purchase price they are willing to pay. Lower market interest rates prompt an increase in prepayments as consumers refinance their mortgages at lower rates of interest. As prepayments increase, the life of the servicing portfolio is reduced, decreasing the servicing fee revenue that will be earned over the life of that portfolio and the price third party purchasers are willing to pay. The fair value of servicing is also influenced by the supply and demand of servicing available for purchase at any point in time. Conversely, as interest rates rise, prepayments generally decrease, resulting in an increase in the value of the servicing portfolio as well as the gains on sales of MSRs.

  The following table sets forth information regarding the mortgage loan servicing portfolio.

                                                FOR THE
                                              NINE MONTHS
                                                 ENDED      FOR THE YEARS ENDED
                                             SEPTEMBER 30,     DECEMBER 31,
                                             ------------- ---------------------
                                                 1997         1996       1995
                                             ------------- ---------- ----------
                                                       (IN THOUSANDS)
Balance at beginning of period..............  $4,801,581   $6,788,530 $5,691,421
Add: Servicing acquisitions
  Originated................................     538,426      563,355     87,370
  Purchased.................................   4,740,264    5,070,190  4,133,015
                                              ----------   ---------- ----------
    Total additions.........................   5,278,690    5,633,545  4,220,385
                                              ----------   ---------- ----------
Less:
  Prepayments/Amortizations.................   1,718,811    1,146,564    851,188
  Sales(1)..................................   4,218,108    6,473,930  2,272,088
                                              ----------   ---------- ----------
    Total Reductions........................   5,936,919    7,620,494  3,123,276
                                              ----------   ---------- ----------
Balance at end of period....................  $4,143,352   $4,801,581 $6,788,530
                                              ==========   ========== ==========
Composition at end of period:
  GNMA......................................  $    5,299   $    6,458 $    7,217
  Fannie Mae/Freddie Mac....................   3,931,738    4,658,056  6,638,435
  Other Private.............................     206,315      137,067    142,878
                                              ----------   ---------- ----------
    Subtotal................................   4,143,352    4,801,581  6,788,530
Subservicing on sold servicing rights(2)....   2,027,578    3,619,373    536,324
                                              ----------   ---------- ----------
    Total servicing for others..............  $6,170,930   $8,420,954 $7,324,854
                                              ==========   ========== ==========
    Loans receivable, net(3)................  $1,803,424   $1,110,836 $  923,943
                                              ==========   ========== ==========

--------
(1) The actual release or transfer of servicing does not necessarily take place during the same period as the related sale of MSRs.
(2) Reflects mortgage servicing rights sold by the Bank but as to which the purchaser has not yet taken delivery. The Bank's costs of subservicing are generally equivalent to the fees charged by the Bank for this service.
(3) Represents loans which the Bank also services, including loans available for sale.

  The Bank originates and purchases MSRs nationwide. The broad geographic distribution of the Bank's MSR portfolio reflects the national scope of the Bank's mortgage loan originations and MSR acquisitions. The ten largest states accounted for 76.5% of the total number of mortgage loans serviced and 73.0% of the dollar value of the mortgage loans serviced, at September 30, 1997, while the largest volume by state was Michigan with 35.0% and 28.6% of the mortgage loans serviced by number and value, respectively.

  The Bank's mortgage servicing portfolio includes servicing for adjustable rate, balloon payment and fixed rate fully amortizing loans. At September 30, 1997, 2.3% of the mortgage servicing rights related to adjustable rate loans, which had a weighted average coupon rate of 7.869%; 19.3% related to fixed rate balloon payment loans, which had a weighted average coupon rate of 7.263%; and the remaining 78.4% related to fixed rate fully amortizing loans, which had a weighted average coupon rate of 8.067%. At that date, the Bank's mortgage servicing portfolio had an aggregate weighted average coupon rate of 7.905%. The following table sets forth, as of September 30, 1997, the percentage of fixed-rate, single-family mortgage loans being serviced for others by the Bank, by interest rate category.

                                                                   PERCENTAGE OF
      COUPON RANGE                                                   PORTFOLIO
      ------------                                                 -------------
      Less than 7.00%.............................................      2.66%
       7.00-- 8.00%...............................................     36.32%
       8.01-- 9.00%...............................................     57.15%
       9.01--10.00%...............................................      3.30%
      10.01--11.00%...............................................      0.50%
      11.01--12.00%...............................................      0.05%
      12.01 & above...............................................      0.02%
                                                                      ------
                                                                      100.00%
                                                                      ======

  The following table sets forth information regarding the mortgage loan servicing portfolio, broken down by state.

                                         AT SEPTEMBER 30, 1997
                         ------------------------------------------------------
                                        PERCENTAGE OF
                           NUMBER OF     TOTAL NUMBER             PERCENTAGE OF
                         MORTGAGE LOANS  OF MORTGAGE              TOTAL DOLLAR
                            SERVICED    LOANS SERVICED   AMOUNT      AMOUNT
                         -------------- -------------- ---------- -------------
                                         (DOLLARS IN THOUSANDS)
Michigan................     15,675          34.99%    $1,183,217     28.56%
Ohio....................      3,932           8.78%       220,750      5.33%
California..............      3,740           8.35%       549,417     13.26%
Texas...................      2,050           4.58%       172,043      4.15%
Florida.................      2,032           4.54%       153,761      3.71%
Illinois................      1,748           3.90%       179,660      4.34%
Colorado................      1,485           3.31%       157,588      3.80%
Washington..............      1,250           2.79%       152,939      3.69%
Georgia.................      1,222           2.73%       106,404      2.57%
New York................      1,145           2.56%       136,529      3.30%
Maryland................      1,072           2.39%       116,290      2.81%
Oregon..................        949           2.12%       110,894      2.68%
Missouri................        633           1.41%        44,812      1.08%
Utah....................        598           1.33%        63,812      1.54%
New Jersey..............        555           1.24%        63,608      1.53%
Indiana.................        535           1.19%        42,098      1.02%
Minnesota...............        504           1.13%        40,214      0.97%
Virginia................        483           1.08%        56,485      1.36%
Pennsylvania............        469           1.05%        43,805      1.06%
North Carolina..........        468           1.04%        36,063      0.87%
Tennessee...............        451           1.01%        37,128      0.90%
Other...................      3,803           8.48%       475,835     11.47%
                             ------         ------     ----------    ------
  Total.................     44,799         100.00%    $4,143,352    100.00%
                             ======         ======     ==========    ======

  At September 30, 1997, the Bank was servicing 44,799 mortgage loans for others with an aggregate unpaid principal balance of $4.1 billion (excluding subservicing). Of such loans, 2.30% were delinquent and an additional 1.11% were in foreclosure. The following table presents certain information regarding the number of delinquent single family mortgage loans as of the dates indicated.

                                              AT SEPTEMBER 30,  AT DECEMBER 31,
                                              ---------------- -----------------
                                                    1997       1996  1995  1994
                                              ---------------- ----- ----- -----
30-59 Days Past Due..........................      1.36%       2.52% 1.77% 0.81%
60-89 Days Past Due..........................      0.30%       0.51% 0.24% 0.09%
90+ days Past Due............................      0.64%       0.25% 0.14% 0.02%
Loans in foreclosure.........................      1.11%       0.88% 0.40% 0.23%
                                                   -----       ----- ----- -----
  Total......................................      3.41%       4.16% 2.55% 1.15%
                                                   =====       ===== ===== =====

  The Bank is materially affected by loan delinquencies and defaults on loans that it services for others. Under a portion of its servicing contracts, the Bank must forward all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. At September 30, 1997, the Bank's delinquency rates on loans serviced for Freddie Mac and Fannie Mae were 3.00% and 3.96%, respectively. Also, to protect their liens on mortgage properties, owners of loans usually require a servicer to advance scheduled mortgage and hazard insurance and tax payments even if sufficient escrow funds are not available. The Bank is generally reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the Bank absorbs the cost of funds advanced during the time the advance is outstanding. Further, the Bank bears the costs of collection activities on delinquent and defaulted loans.

FUNDING SOURCES

  The Bank funds its operations through its retail deposit base, the funds available in escrow accounts held in connection with its mortgage loan servicing operations, and FHLB advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

  Deposits are a significant source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, the Bank derives funds from loan principal and interest repayments, sales of loans, mortgage loan servicing income and sales of mortgage servicing rights.

  The Bank attracts deposits principally from its primary market area in Michigan by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts and certificates of deposit. Deposit terms vary according to the minimum balance required and the interest rate. Maturities, terms, service fees and withdrawal fees are established on a periodic basis. Management of the Bank generally reviews its deposit mix and pricing on a daily basis. In determining the characteristics of its deposit accounts, the Bank considers the rates offered by competing institutions in the Bank's market areas, the acquisition of brokered funds, liquidity requirements, growth goals and federal regulations.

  The Bank competes for deposits with other institutions in its market area and nationwide (through print advertisements and a commercial wire service) by offering deposit instruments that are competitively priced and by providing customer service through convenient and attractive offices, knowledgeable and efficient staff and hours of service that meet customers' needs. Most of the Bank's depositors are Michigan residents.

  Among deposits which the Bank attracts and retains are brokered deposits, which are pools of deposits purchased from a broker acting as an agent for depositors seeking the highest certificate of deposit rates offered by insured financial institutions and its certificates of deposit. At September 30, 1997, the Bank had $877.3 million in certificates of deposit, of which $480.4 million, or 54.8%, were brokered deposits. Because brokered deposits are inherently interest-rate sensitive, the Bank is subject to the risk of a significant outflow of funds in the event of a sudden increase in interest rates. Further, the Bank's net earnings may be adversely affected by attempts by the Bank to match interest rates to stem any such outflow of funds. The Bank believes that this risk is appropriately mitigated by the availability of its $850 million FHLB line of credit, as to which its maximum outstanding month-end balance for the nine months ended September 30, 1997 was $718.9 million. Based upon the Bank's current cost of its funds, the Bank does not believe that reliance on the FHLB as a short-term replacement funding source would have a significant adverse effect on its financial condition. For the nine months ended September 30, 1997, the average cost of funds for the Bank's deposits, including brokered deposits, and its FHLB advances were 5.55% and 5.87%, respectively. Further, the Bank believes its reliance on brokered funds will diminish as the Bank develops its retail deposit base through its existing and future branch network.

  The following table sets forth by account types the aggregate amount and weighted average rate of the Bank's deposits.

                           AT SEPTEMBER 30,                      AT DECEMBER 31,
                          ------------------- -----------------------------------------------------
                                 1997               1996              1995              1994
                          ------------------- ----------------- ----------------- -----------------
                                     WEIGHTED          WEIGHTED          WEIGHTED          WEIGHTED
                                     AVERAGE           AVERAGE           AVERAGE           AVERAGE
                            AMOUNT     RATE    AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE
                          ---------- -------- -------- -------- -------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Transaction Accounts:
 Non-interest bearing
  accounts..............  $   21,321    -- %  $ 36,935    -- %  $ 13,171    -- %  $ 13,691    -- %
 Interest bearing ac-
  counts................      34,660   3.04%    29,973   3.56%    29,239   3.05%    49,226   2.96%
                          ----------          --------          --------          --------
 Subtotal...............      55,981   2.20%    66,908   1.60%    42,410   2.22%    62,917   2.35%
Passbook savings ac-
 counts.................      78,879   4.67%    57,211   4.30%    38,094   2.25%     9,744   2.25%
Certificates of depos-
 it.....................     877,261   6.04%   500,613   5.95%   448,714   6.27%   235,836   5.47%
                          ----------          --------          --------          --------
 Total deposits.........  $1,012,121   5.72%  $624,732   5.34%  $529,218   5.73%  $308,497   4.74%
                          ==========          ========          ========          ========

  The following table indicates the amount of the Bank's certificates of deposit by time remaining until maturity as of September 30, 1997.

                                                                  CERTIFICATES
          MATURITY PERIOD                                          OF DEPOSIT
          ---------------                                        --------------
                                                                 (IN THOUSANDS)
      Three months or less......................................    $129,844
      Over three through six months.............................     168,644
      Over six through 12 months................................     197,980
      Over 12 months............................................     380,793
                                                                    --------
        Total...................................................    $877,261
                                                                    ========

  The Bank considers all its certificates of deposit to be highly interest-rate sensitive regardless of amount.

  Savings deposits in the Bank at September 30, 1997 were represented by the various types of savings programs described below.

                                                                                            PERCENTAGE
INTEREST                MINIMUM                                      MINIMUM    BALANCE      OF TOTAL
 RATE*                    TERM                   CATEGORY            AMOUNT  (IN THOUSANDS)  DEPOSITS
--------          -------------------- ----------------------------- ------- -------------- ----------
N/A.............  None                 Non-interest bearing accounts  $ 50     $   21,321       2.11%
3.04%...........  None                 Demand/NOW accounts              50         34,660       3.42%
4.67%...........  None                 Passbook accounts                50         78,879       7.79%
                                                                               ----------     ------
                                                                               $  134,860      13.32%
                                          CERTIFICATES OF DEPOSIT
                                       -----------------------------
5.99%...........  3 months or less     Fixed-term, fixed-rate         $500     $  129,844      12.84%
5.98%...........  Over 3 to 12 months  Fixed-term, fixed-rate          500        366,625      36.23%
6.08%...........  Over 12 to 24 months Fixed-term, fixed-rate          500        221,106      21.85%
6.06%...........  Over 24 to 36 months Fixed-term, fixed-rate          500         95,995       9.48%
6.24%...........  Over 36 to 48 months Fixed-term, fixed-rate          500         37,264       3.68%
6.53%...........  Over 48 to 60 months Fixed-term, fixed-rate          500         24,578       2.42%
6.46%...........  Over 60 months       Fixed-term, fixed-rate          500          1,849        .18%
                                                                               ----------     ------
                                                                                  877,261      86.68%
                                                                               ----------     ------
                                                                               $1,012,121     100.00%
                                                                               ==========     ======

--------
* Represents weighted average interest rate.

  The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by the Bank between the dates indicated.

                                                   INCREASE
                          BALANCE AT            (DECREASE) FROM  BALANCE AT               INCREASE
                         SEPTEMBER 30,   % OF    DECEMBER 31,   DECEMBER 31,   % OF    (DECREASE) FROM
                             1997      DEPOSITS      1996           1996     DEPOSITS DECEMBER 31, 1995
                         ------------- -------- --------------- ------------ -------- -----------------
                                                     (DOLLARS IN THOUSANDS)
Non-interest bearing
 accounts...............  $   21,321      2.11%    $(15,614)      $ 36,935      5.91%      $23,764
Demand and NOW
 accounts...............      34,660      3.42%       4,687         29,973      4.80%          734
Passbook savings........      78,879      7.79%      21,668         57,211      9.16%       19,117
Other time deposits.....     877,261     86.68%     376,648        500,613     80.13%       51,899
                          ----------    ------     --------       --------    ------       -------
                          $1,012,121    100.00%    $387,389       $624,732    100.00%      $95,514
                          ==========    ======     ========       ========    ======       =======

                          BALANCE AT               INCREASE       BALANCE AT
                         DECEMBER 31,   % OF    (DECREASE) FROM  DECEMBER 31,   % OF
                             1995     DEPOSITS DECEMBER 31, 1994     1994     DEPOSITS
                         ------------ -------- ----------------- ------------ --------
                                              (DOLLARS IN THOUSANDS)
Non-interest bearing
 accounts...............   $ 13,171      2.49%     $   (520)       $ 13,691      4.44%
Demand and NOW
 accounts...............     29,239      5.52%      (19,987)         49,226     15.96%
Passbook savings........     38,094      7.20%       28,350           9,744      3.16%
Other time deposits.....    448,714     84.79%      212,878         235,836     76.44%
                           --------    ------      --------        --------    ------
  Total.................   $529,218    100.00%     $220,721        $308,497    100.00%
                           ========    ======      ========        ========    ======

  The following table sets forth the time deposits in the Bank classified by rates at the dates indicated.

                                                AT SEPTEMBER 30, AT DECEMBER 31,
                                                      1997            1996
                                                ---------------- ---------------
                                                         (IN THOUSANDS)
     2.01-4.00%................................     $    137        $  1,019
     4.01-6.00%................................      433,646         298,879
     6.01-8.00%................................      442,930         198,610
     8.01% and over............................          548           2,105
                                                    --------        --------
       Total...................................     $877,261        $500,613
                                                    ========        ========

  The following table sets forth the amount and maturities of time deposits at September 30, 1997.

                                              AMOUNT DUE
                        ---------------------------------------------------
                        LESS THAN    1-
                        ONE YEAR  2 YEARS  2-3 YEARS AFTER 3 YEARS  TOTAL
                        --------- -------- --------- ------------- --------
                                          (IN THOUSANDS)
     2.01-4.00%........ $    125  $    --   $    12     $   --     $    137
     4.01-6.00%........  248,295   130,364   33,970      21,017     433,646
     6.01-8.00%........  209,632   111,777   61,141      60,380     442,930
     8.01-over.........      309        76       44         119         548
                        --------  --------  -------     -------    --------
       Total........... $458,361  $242,217  $95,167     $81,516    $877,261
                        ========  ========  =======     =======    ========

  Deposits have historically been the primary source of funds for the Bank's lending and general operating activities. However, the Bank also utilizes the FHLB to provide both short-term and long-term borrowings and also relies to a limited extent on short-term reverse repurchases of pools of single-family mortgage loans for advance funding of securitized loans.

  The Bank's principal source of borrowings has been FHLB advances. The Bank is authorized to use advances from the FHLB to supplement its supply of funds and to satisfy deposit withdrawal requirements. The Federal Home Loan Bank System functions as a twelve-bank central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, the Bank is required to own stock in the FHLB and is authorized to apply for advances, which are made pursuant to several different programs with their own interest rates and range of maturities. Advances from the FHLB are secured by the Bank's stock in the FHLB and a portion of the Bank's mortgage loan portfolio.

  The following table sets forth certain information regarding the borrowings of the Bank as of or for the period indicated.

                                                   AT OR FOR THE YEARS ENDED
                         AT OR FOR THE NINE MONTHS        DECEMBER 31,
                            ENDED SEPTEMBER 30,    ----------------------------
                                   1997              1996      1995      1994
                         ------------------------- --------  --------  --------
                                        (DOLLARS IN THOUSANDS)
FHLB Advances
  Balance outstanding at
   period-end...........         $718,878          $389,801  $191,156  $200,750
  Maximum outstanding at
   any month-end........          718,878          $389,801  $315,000  $200,750
  Monthly average
   balance..............          427,310          $247,204  $237,535  $ 83,912
  Average interest
   rate.................             5.87%             5.78%     6.35%     4.44%

  See Note 9 of Notes to Consolidated Financial Statements for additional information.

EMPLOYEES

  As of September 30, 1997, the Bank and its subsidiaries had 1,110 full-time equivalent employees, none of whom were represented by a collective bargaining agreement. Management of the Bank considers their relationship with such employees to be satisfactory.

PROPERTIES

  The Bank's principal executive offices are located at 2600 Telegraph Road, Bloomfield Hills, Michigan 48302 in leased facilities. At September 30, 1997, the Bank maintained 19 branches, 33 loan centers, 10 correspondent service centers, 5 wholesale/correspondent satellite offices, 1 mortgage loan servicing center, and three corporate operations offices. Other than nine of the branches and one of the loan centers, the Bank leased its operating premises. See Note 6 of Notes to Consolidated Financial Statements. See "Business--Business Strategy."

SUBSIDIARY ACTIVITIES

  The Bank is a federally chartered, stock savings bank headquartered in Bloomfield Hills, Michigan. See "Business." The Bank owns five subsidiaries:
FSSB Mortgage Corporation ("Mortgage"), Mortgage Affiliated Services, Inc. ("MAS"), Mid-Michigan Service Corporation ("Mid-Michigan"), SSB Funding Corporation ("Funding"), and Flagstar Capital Corporation ("Capital"). Mortgage and Funding are currently inactive subsidiaries. MAS provides appraisal and document preparation services, primarily in conjunction with the Bank's loan closings. Mid-Michigan is engaged in the business of leasing and sub-leasing commercial real estate. Capital purchases Bank loans and holds them for investment purposes.

LEGAL PROCEEDINGS

  From time to time, the Bank and its subsidiaries are parties to various legal proceedings incident to its business. At September 30, 1997, there were no legal proceedings which management anticipates would have a material adverse effect on the Bank.

                                  REGULATION

GENERAL

  The Bank is chartered as a federal savings bank under the Home Owners' Loan Act, as amended (the "HOLA"), which is implemented by regulations adopted and administered by the OTS. As a federal savings bank, the Bank is subject to regulation, supervision and regular examination by the OTS. The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including the Bank and Flagstar Bancorp, Inc. Federal banking laws and regulations control, among other things, the Bank's required reserves, investments, loans, mergers and consolidations, payment of dividends and other aspects of the Bank's operations. The deposits of the Bank are insured by the SAIF administered by the FDIC to the maximum extent provided by law ($100,000 for each depositor). In addition, the FDIC has certain regulatory and examination authority over OTS-regulated savings institutions and may recommend enforcement actions against savings institutions to the OTS. The supervision and regulation of the Bank is intended primarily for the protection of the deposit insurance fund and depositors rather than for holders of the Bank's stock or for Flagstar Bancorp, Inc. as the holder of the stock of the Bank.

  The following discussion is intended to be a summary of certain statutes, rules and regulations affecting the Bank. A number of other statutes and regulations have an impact on its operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

REGULATION OF THE BANK

  Proposed Legislation. Legislation currently pending before the United States Congress would, if enacted, require all federal savings institutions (such as the Bank) to convert to a national bank or a state bank or savings bank charter. In addition, the proposed changes would require the Bank's parent, Flagstar Bancorp, Inc., to be regulated as a bank holding company or a "Financial Services" holding company. If the pending legislation were to be adopted in its current form, it would eliminate certain advantages now enjoyed by federal savings institutions, such as unrestricted interstate branching.

  The Bank cannot predict whether or in what form the proposed legislation will be enacted. However, based upon the provisions of the currently pending legislation, the management of the Bank does not believe that the enactment of such legislation would have a material adverse effect on its financial condition or results of operations.

  Business Activities. The Bank derives its lending and investment powers from the HOLA and the regulations of the OTS thereunder. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of commercial paper and debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations.

  Branching. Subject to certain limitations, OTS regulations currently permit a federally chartered savings institution like the Bank to establish branches in any state of the United States, provided that the federal savings institution qualifies as a "domestic building and loan association" under the Internal Revenue Code. See "--Qualified Thrift Lender Test." The authority for a federal savings institution to establish an interstate branch network would facilitate a geographic diversification of the institution's activities. However, recently proposed federal legislation could, if enacted, restrict the Bank's ability to open branches in states other than Michigan. See "--Proposed Legislation."

  Regulatory Capital. The OTS has adopted capital adequacy regulations that require savings institutions such as the Bank to meet three minimum capital standards: a "core" capital requirement of 3% of adjusted total assets, a "tangible" capital requirement of 1.5% of adjusted total assets, and a "risk-based" capital requirement of 8% of total risk-based capital to total risk-weighted assets. In addition, the OTS has adopted regulations imposing certain restrictions on savings institutions that have a total risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (or 3% if the institution is rated Composite 1 under the CAMEL examination rating system). See "--Prompt Corrective Regulatory Action."

  The core capital, or "leverage ratio," requirement mandates that a savings institution maintain core capital equal to at least 3% of its adjusted total assets. "Core capital" includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries and certain nonwithdrawable accounts and pledged deposits and is generally reduced by the amount of the savings institution's intangible assets, with limited exceptions for permissible mortgage servicing rights ("MSRs"), purchased credit card relationships and certain intangible assets arising from prior regulatory accounting practices. Core capital is further reduced by the amount of a savings institution's investments in and loans to subsidiaries engaged in activities not permissible for national banks. At September 30, 1997, the Bank had no such investments.

  The risk-based capital standards of the OTS require maintenance of core capital equal to at least 4% of risk-weighted assets and total capital equal to at least 8% of risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" includes core capital plus supplementary capital, provided that the amount of supplementary capital does not exceed the amount of core capital. Supplementary capital includes preferred stock that does not qualify as core capital, nonwithdrawable accounts and pledged deposits to the extent not included in core capital, perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements and a portion of the institution's loan and lease loss allowance.

  The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight, which range from 0% to 100% as assigned by the OTS capital regulations based on the risks the OTS believes are inherent in the type of asset. Comparable risk weights are assigned to off-balance sheet assets.

  The OTS risk-based capital regulation also includes an interest rate risk ("IRR") component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements.

  The following table sets forth the Bank's compliance with its regulatory capital requirements at September 30, 1997.

                                                    CAPITAL
                            THE BANK'S CAPITAL   REQUIREMENTS   EXCESS CAPITAL
                            ------------------- --------------- ---------------
                             AMOUNT   PERCENT   AMOUNT  PERCENT AMOUNT  PERCENT
                            ------------------- ------- ------- ------- -------
                                          (DOLLARS IN THOUSANDS)
Tangible capital........... $  116,218   5.73%  $30,425  1.50%  $85,793  4.23%
Core capital............... $  121,055   5.95%  $60,996  3.00%  $60,059  2.95%
Total Risk-based capital... $  125,695  11.25%  $89,413  8.00%  $36,282  3.25%

  Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action in respect of depository institutions that do not meet certain minimum capital requirements, including a leverage limit and a risk-based capital requirement. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. As required by FDICIA, banking regulators, including the OTS, have issued regulations that classify insured depository institutions by capital levels and provide that the applicable agency will take various prompt corrective actions to resolve the problems of any institution that fails to satisfy the capital standards.

  Under the joint prompt corrective action regulations, a "well-capitalized" institution is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a ratio of Tier 1 capital to total assets ("leverage ratio") of 5%. An "adequately capitalized" institution is one that does not qualify as "well capitalized" but meets or exceeds the following capital requirements: a total risk-based capital of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the institution has the highest composite examination rating. An institution not meeting these criteria is treated as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" depending on the extent to which its capital levels are below these standards. An institution that falls within any of the three "undercapitalized" categories will be subject to certain severe regulatory sanctions required by FDICIA and the implementing regulations. As of September 30, 1997, the Bank was "well-capitalized" as defined by the regulations.

  Federal Deposit Insurance. The Bank is required to pay assessments, based on a percentage of its insured deposits, to the FDIC for insurance of its deposits by the SAIF.

  Under the FDIC's risk-based deposit insurance assessment system, the insurance assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution. Institutions are assigned by the FDIC to one of three capital groups--well-capitalized, adequately capitalized, or undercapitalized--and, within each capital category, to one of three supervisory subgroups.

  In order to recapitalize the SAIF and to equalize the deposit insurance premiums paid by SAIF-insured institutions and institutions with deposits insured by the Bank Insurance Fund, Congress enacted the Deposit Insurance Funds Act of 1996 (the "1996 Act"), which authorized the FDIC to impose a one-time special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the statutorily designated reserve ratio of 1.25% of insured deposits. Institutions were assessed at the rate of 65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995. The 1996 Act provides the amount of the special assessment will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid.

  As a result of the recapitalization of the SAIF by the 1996 Act, the FDIC reduced the insurance assessment rate for SAIF-assessable deposits for periods beginning on October 1, 1996. For 1997, the FDIC set the effective insurance assessment rates for SAIF-insured institutions, such as the Bank, at zero to 27 basis points. In addition, SAIF-insured institutions will be required, until December 31, 1999, to pay assessments to the FDIC at an annual rate of between 6.0 and 6.5 basis points to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the SAIF. During this period, BIF member banks will be assessed for payment of the FICO obligations at one-fifth the annual rate applicable to SAIF member institutions. After December 31, 1999, BIF and SAIF members will be assessed at the same rate (currently estimated at approximately 2.4 basis points) to service the FICO obligations.

  The 1996 Act also provides that the FDIC may not assess regular insurance assessments for the SAIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank is classified as "well-capitalized" and has not been found by the OTS to have such supervisory weaknesses.

  Qualified Thrift Lender Test. The HOLA and OTS regulations require all savings institutions to satisfy one of two Qualified Thrift Lender ("QTL") tests or to suffer a number of sanctions, including restrictions on activities. To qualify as a QTL, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code (the "Code") by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans, and investments in premises of the institution or (ii) satisfy the

HOLA's QTL test by maintaining at least 65% of "portfolio assets" in certain "Qualified Thrift Investments." For purposes of the HOLA's QTL test, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (a) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, (b) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions, and (c) loans to small businesses, student loans and credit card loans. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small business in "credit needy" areas.

  A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. An initial failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions and a restriction on obtaining additional advances from its Federal Home Loan Bank. If a savings institution does not requalify under the QTL test within the three-year period after it fails the QTL test, it would be required to terminate any activity not permissible for a national bank and repay as promptly as possible any outstanding advances from its Federal Home Loan Bank. In addition, the holding Bank of such an institution would similarly be required to register as a bank holding Bank with the Federal Reserve Board. At September 30, 1997, the Bank qualified as a QTL.

  Safety and Soundness Standards. FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulation or guideline, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the statute. The safety and soundness guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

  In addition, on July 10, 1995, the OTS and the federal bank regulatory agencies proposed guidelines for asset quality and earnings standards. Under the proposed standards, a savings institution would be required to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by banking agencies, would not have a material effect on the operations of the Bank.

  Limitations on Capital Distributions. OTS regulations impose limitations upon capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution must give notice to the OTS at least 30 days before declaration of a proposed capital distribution to its holding company, and capital distributions in excess of specified earnings or by certain institutions are subject to approval by the OTS. A savings institution that has capital in excess of all regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (b) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior OTS approval.

  The OTS has proposed regulations that would simplify the existing procedures governing capital distributions by savings institutions. Under the proposed regulations, the approval of the OTS would be required only for capital distributions by an institution that is deemed to be in troubled condition or that is undercapitalized or would be undercapitalized after the capital distribution. A savings institution would be able to make a capital distribution without notice to or approval of the OTS if it is not held by a savings and loan holding company, is not deemed to be in troubled condition, has received either of the two highest composite supervisory ratings and would continue to be adequately capitalized after such distribution. Notice would have to be given to the OTS by any institution that is held by a savings and loan holding company or that had received a composite supervisory rating below the highest two composite supervisory ratings. An institution's capital rating would be determined under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action."

  Under OTS regulations, the Bank would not be permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Conversion. In addition, under the OTS's prompt corrective action regulations, the Bank would be prohibited from paying dividends if the Bank were classified as "undercapitalized" under such rules. See "--Prompt Corrective Regulatory Action."

  In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of dividends or other distributions to the Bank without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions.

  Consumer Credit Regulation. The Bank's mortgage lending activities are subject to the provisions of various federal and state statutes, including, among others, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder. These statutes and regulations, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, require the disclosure of certain basic information to mortgage borrowers concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of the above regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to administrative enforcement actions, class action lawsuits and demands for restitution or loan rescission.

  Transactions with Affiliates. The Bank is subject to restrictions imposed by Sections 23A and 23B of the Federal Reserve Act on extensions of credit to, and certain other transactions with, its holding company and other affiliates, and on investments in the stock or other securities thereof. Such restrictions prevent Flagstar and such other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require such transactions to have terms comparable to terms of arm's-length transactions with third persons. Further, such secured loans and other transactions and investments by the Bank are generally limited in amount as to Flagstar and as to any other affiliate to 10% of the Bank's capital and surplus and as to Flagstar and all other affiliates to an aggregate of 20% of the Bank's capital and surplus.

  Loans to Directors, Executive Officers and Principal Stockholders. The Bank's ability to extend credit to its directors, executive officers, and 10% stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board thereunder. Among other things, these provisions require that an institution's extensions of credit to insiders (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the institution's capital. In addition, extensions of credit in excess of certain limits must be approved by the institution's Board of Directors.

  Reserve Requirements. Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.7 million of transaction accounts, and reserves equal to 3% must be maintained on the next $47.8 million of transaction accounts, plus reserves equal to 10% on the remainder. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1997, the Bank met its reserve requirements.

  Liquidity Requirements. The Bank is required by OTS regulation to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, qualifying mortgage-related securities and mortgage loans, securities of certain mutual funds, and specified United States government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 4%) of its net withdrawable short-term savings deposits plus short-term borrowings. The average daily liquidity ratio of the Bank for the month ended September 30, 1997 was 8.49%.

  Federal Home Loan Bank System. The Federal Home Loan Bank System consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement, with an investment in FHLB stock at September 30, 1997 of $36.9 million. Long-term FHLB advances may only be made for the purpose of providing funds for residential housing finance.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Board of Directors of the Bank is divided into three classes. Directors of the Bank each serve for three year terms or until their successors are elected and qualified, with one-third of the directors being elected at each annual meeting of shareholders.

  The executive officers of the Bank also serve as executive officers of Flagstar. Since the formation of Flagstar, none of the Bank's executive officers have received compensation from Flagstar in their capacity as such.

  The following table sets forth the name, age and position with the Bank of each person who is an executive officer or director of the Bank and also sets forth the expiration of each director's term.

                                                                   DIRECTOR TERM
   NAME                  AGE(1)       POSITION WITH THE BANK         TO EXPIRE
   ----                  ------       ----------------------       -------------
Thomas J. Hammond.......   54   Chairman and Chief Executive           1999
                                Officer
Mark T. Hammond.........   32   Vice Chairman and President            1998
Mary Kay McGuire........   41   Director, Senior Vice President        1997
                                 and Secretary
Ronald I. Nichols,         63   Director                               1997
 Sr. ...................
Charles Bazzy...........   68   Director                               1998
William B. Bortels......   62   Director                               1998
Harry S. Ellman.........   50   Director                               1999
 EXECUTIVE OFFICERS WHO
   ARE NOT DIRECTORS:
 ----------------------
Michael W. Carrie.......   43   Executive Vice President, Chief         N/A
                                 Financial Officer and Treasurer
Joan H. Anderson........   47   Executive President                     N/A

--------
(1) As of September 30, 1997

  Thomas J. Hammond has served as Chairman of the Board of Directors and Chief Executive Officer of the Bank since the Bank's formation in 1987 and served as President of the Bank from 1987 to September 1995. Mr. Hammond has also served as Chairman of the Board of Directors and Chief Executive Officer of Flagstar since its formation in 1993. In addition, Mr. Hammond has served as Chairman of the Board of Directors and Chief Executive Officer of the Company, a subsidiary whose common stock is wholly owned by the Bank, since the Company's organization in 1997. Mr. Hammond has over 29 years of experience in the mortgage lending industry. After earning a BSBA and an MBA in finance, Mr. Hammond began his career as a Staff Financial Analyst for Ford Motor Company in 1966. Prior to founding the Bank in 1987, Mr. Hammond formed and managed a series of companies in the financial services industry, including Hammond Mortgage Corporation, Seller's & Homeowner's Uniform Receipt of Equity, Inc. and First Security Mortgage Corporation (formerly known as Oak Hills Mortgage Corporation) dating back to 1969. Mr. Hammond founded Hammond Mortgage Corporation, a residential mortgage brokerage firm, in 1969. This Bank did business nationwide and operated branches in eight different states and was one of the country's largest FHA mortgage lenders prior to being sold to Michigan National Bank in 1981. It eventually became known as Independence One and is now part of Norwest Mortgage, Inc. Mr. Hammond is the father of Mark T. Hammond, the Vice Chairman and President of the Bank.

  Mark T. Hammond has served as President of the Bank since September 1995. He has served as a member of the Bank's Board of Directors since 1991 and as its Vice Chairman since 1993. Mr. Hammond has served as

Vice Chairman of the Board of Directors and President of Flagstar since January 1997. Mr. Hammond also serves as the Vice Chairman of the Board of Directors and President of the Company, a position he has held since its organization in 1997. He has also served as Executive Vice President of the Bank from 1991 to September 1995 in charge of mortgage operations, wholesale lending and construction lending. From 1989 to 1991, he served as the Bank's Senior Vice President in charge of secondary marketing and mortgage production. Mr. Hammond was a loan officer in 1987 for the Bank, worked part-time in the financial services industry from 1982 to 1986 and is a graduate of Wharton Business School. Mr. Hammond was responsible for the national expansion of the Bank's loan production offices and has played a lead role in the development and implementation of new technology for the Bank. Mr. Hammond recently served on one of Fannie Mae's regional advisory councils. Mr. Hammond is the son of Thomas J. Hammond, the Chairman and Chief Executive Officer of the Bank.

  Mary Kay McGuire has been a Director of the Bank since September 1987. She has also served as the Bank's Secretary since its formation in 1987, and Senior Vice President of the Bank in charge of human resources, purchasing and facilities management since 1988 and advertising since 1996. She also served as a Vice President of the Bank from 1987 to 1988. In addition, Ms. McGuire is a Director of the Company. Prior to that time, Ms. McGuire served with Mr. Thomas Hammond since 1977 and has worked in the financial services industry since 1974.

  Ronald I. Nichols, Sr. has served as a Director of the Bank since 1988. He has been President of Nichols Sales Associates, Inc. located in Bloomfield Hills, Michigan since 1969.

  Charles Bazzy has served as a Director of the Bank since 1988. He has been a manufacturer's sales representative for and principal of Charles Bazzy & Associates located in Bloomfield Hills, Michigan. Prior to 1988, he was a planning and development manager for Ford Motor Company and was with Ford Motor Company for 33 years.

  William B. Bortels has been a Director of the Bank since 1991. He has been a self-employed single-family home builder in Brighton, Michigan since 1964.

  Harry S. Ellman has served as a Director of the Bank since 1990. He has been a title insurance agent and attorney with Fidelity Title Co. located in Bingham Farms, Michigan since 1987. He is also a member of the State Bar of Michigan, the Building Industry Association of Southeast Michigan and is a past chairman of the Income Producing Committee of the Mortgage Bankers' Association.

EXECUTIVE OFFICERS OF THE BANK WHO ARE NOT DIRECTORS

  Michael W. Carrie has served as Chief Financial Officer of the Bank since 1993 and has been a director of Flagstar since 1997, and its Executive Vice President in charge of financial planning, financial accounting, cash management, investor reporting, regulatory accounting, loan funding and information services since 1995. Mr. Carrie has also served as a Director of the Company since its organization in 1997. From 1993 to 1995 he served as Senior Vice President of the Bank. From 1985 until 1993, he served as Vice President and Manager of Financial Analysis of Standard Federal Bank, F.S.B., a major regional federal savings bank. From July 1994 to February 1996, Mr. Carrie also served as a director of Security Savings after its acquisition by the Bank.

  Joan H. Anderson has been the Bank's Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings since 1988. Ms. Anderson is also an Executive Vice President of Flagstar, a position she has held since 1994. She has also been a director of Flagstar since January 1997. Prior to Ms. Anderson's service on Flagstar's Board of Directors, she served on the Bank's board from 1987 until 1997. Ms. Anderson has also served on the Board of Directors of the Company since its organization in 1997. Ms. Anderson served as a Senior Vice President of the Bank from 1987 to 1988. Prior to that time, she held various positions with mortgage lending companies owned by Thomas J. Hammond and has worked in the financial services industry since 1970.

KEY EMPLOYEES OF THE BANK

  The Bank has eleven Senior Vice Presidents, many of whom have been with the Bank since its formation in 1987. The Senior Vice Presidents in charge of treasury management, administration, risk management and underwriting previously worked for Hammond Mortgage Bank, Thomas Hammond's prior Bank, during the 1970's.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of the Bank holds regular monthly meetings and special meetings as needed. During the year ended December 31, 1996, the Bank's Board met 12 times. No director attended fewer than 75% in the aggregate of the total number of such Board meetings held while such director was a member during the year ended December 31, 1996 and the total number of meetings held by committees on which such director served during such year.

  The Bank's full Board of Directors acts as a compensation committee for the Bank and met 12 times in this capacity during 1996 to examine the performance and approve the compensation of the officers.

  The Bank's Audit Committee consists of directors Bazzy (Chairman), Nichols and Bortels and performs the functions of the Bank's audit committee. The Audit Committee is responsible for reviewing the Bank's auditing programs, overseeing the quarterly regulatory reporting process, overseeing internal compliance audits as necessary, receiving and reviewing the results of each external audit, reviewing management's response to auditors' recommendations, and reviewing management's reports on cases of financial misconduct by employees, officers or directors. The Audit Committee met 12 times in 1996.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the cash and noncash compensation for each of the last three years awarded to or earned by certain executive officers of the Bank for services rendered in all capacities to the Bank and its subsidiaries.

                                                              OTHER
                                                             ANNUAL  ALL OTHER
                                                             COMPEN-  COMPEN-
  NAME AND PRINCIPAL POSITION    YEAR   SALARY       BONUS   SATION  SATION(1)
  ---------------------------    ---- ----------    -------- ------- ---------
Thomas J. Hammond............... 1996 $1,000,000(2) $793,580   --     $49,300(5)
 Chairman of the Board and Chief 1995    529,600     737,102   --      56,340(6)
  Executive Officer              1994    529,600     616,301   --      43,580(7)
Mark T. Hammond(3).............. 1996 $  405,002    $ 12,600   --     $23,418(5)
 Vice Chairman of the Board and  1995    298,369      12,779   --      32,491(6)
  President                      1994    276,694      17,450   --      23,683(7)
Michael W. Carrie(4)............ 1996 $  204,314    $  8,568   --     $11,700(5)
 Executive Vice President and    1995    160,640       8,042   --      18,900(6)
  Chief Financial Officer        1994    147,577       5,143   --       8,477(7)
Joan H. Anderson................ 1996 $  149,450    $ 10,080   --     $27,300(5)
 Executive Vice President        1995    137,169      10,989   --      23,978(6)
                                 1994    120,738      27,450   --      20,988(7)

--------
(1) Executive officers of the Bank receive certain perquisites and other personal benefits. In each case, the amount of such benefits received by each executive officer in each of the years 1996, 1995 and 1994 did not exceed $50,000 or 10% of such executive officer's salary and bonus.
(2) In conjunction with the adoption of the 1997 Incentive Compensation Plan as of May 1, 1997, Thomas J. Hammond's annual salary was reduced to $600,000.
(3) Mark T. Hammond was elected President of the Bank and the Bank in September 1995.
(4) Michael W. Carrie joined the Bank and the Bank in January 1993 as Chief Financial Officer. He assumed his current position as Executive Vice President in November 1995.
(5) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $13,200, $14,400, $0 and $14,400, respectively, for Board fees, $4,500, $3,219, $4,500 and $4,500, respectively, in 401(k)
    contributions, and $31,600, $5,799, $7,200 and $8,400, respectively, in term life insurance premium equivalent payments.
(6) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $25,200, $25,200, $9,600 and $15,600,
    respectively, for Board fees, $4,500, $3,500, $4,500 and $2,378, respectively, in 401(k) contributions and $26,640, $3,791, $4,800 and $6,000, respectively, in term life insurance premium equivalent payments for such persons.
(7) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $17,400, $17,400, $4,000 and $13,400,
    respectively, for Board fees, $4,500, $4,500, $2,077 and $3,988, respectively, in 401(k) contributions, and $21,680, $1,783, $2,400 and $3,600, respectively, in term life insurance premium equivalent payments.

DIRECTOR COMPENSATION

  Directors of the Bank receive fees of $1,200 for each meeting attended. During 1996, directors' fees for each director of the Bank totaled $14,400 plus a $1,200 bonus. The directors do not receive any additional compensation for serving on committees.

CERTAIN BENEFIT PLANS AND AGREEMENTS

  Thrift Plan. The Bank maintains a defined contribution plan, which is designed to qualify under Sections 401(a) and 401(k) of the Code (the "Thrift Plan"). The Thrift Plan permits each participant to make before-tax contributions, through regular salary reduction, in amounts ranging up to 6% of the participant's annual salary, not to exceed $9,500 in total annual contributions. The Bank makes matching contributions up to 3% of each eligible participant's monthly salary. Participants are at all times 100% vested in their entire account balances under the Thrift Plan attributed to their contributions, and vest 100% after seven years as to the Bank's contribution. The Thrift Plan is intended to comply with all the rights and protection afforded employees pursuant to the Employee Retirement Income Security Act of 1974, as amended.

  Employment Agreements. The Bank entered into separate employment agreements pursuant to which Thomas J. Hammond will serve as Chief Executive Officer of the Bank and Mark T. Hammond will serve as President of the Bank. In such capacities, Messrs. Hammond and Hammond are responsible for overseeing all operations of the Bank, and for implementing the policies adopted by the Board of Directors. In addition, the Bank entered into separate employment agreements with Mr. Carrie in his capacity as Executive Vice President and Chief Financial Officer and Ms. Anderson in her capacity as Executive Vice President. All such employment agreements are referred to herein collectively as "Employment Agreements" and all persons who have entered into such Employment Agreements are referred to herein as "Employees."

  The Board of Directors of the Bank each believe that the Employment Agreements assure fair treatment of the Employees in relation to their career with the Bank by providing them with a limited form of financial security while committing such persons to future employment with the Bank for the term of their respective agreements. In the event that any Employee prevails over the Bank in a legal dispute as to an Employment Agreement, he or she will be reimbursed for his or her legal and other expenses.

  The terms of the agreements are three years for Messrs. Hammond, Hammond and Carrie and Ms. Anderson. The agreements provide for annual base salaries of $600,000, $405,000, $203,314, and $149,450, respectively. On each anniversary date from the date of commencement of the Employment Agreements, the term of the Employee's employment under the Employment Agreements will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employee has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employee with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation and sick leave.

  The Employment Agreements terminate upon the Employee's death or disability, and are terminable by the Bank for "just cause" as defined in the Employment Agreements. In the event of termination for just cause, no severance benefits are available. If the Bank terminates the Employee without just cause, the Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of such Employee's Employment Agreement, plus an additional 12-month period, and, at the Employee's election, either cash in an amount equal to the cost to the Employee of obtaining health, life, disability, and other benefits which the Employee would have been eligible to participate in through the Employment Agreement's expiration date or continued participation in such benefit plans through the agreement's expiration date, provided the Employee continued to qualify for participation therein. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits for up to 180 days following such termination. In the event of the Employee's death during the term of the Employment Agreement, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. The Employee is able to terminate voluntarily his or her Employment Agreement by providing 90 days' written notice to the Board of Directors of the Bank, in which case the Employee is entitled to receive only his compensation, vested rights and benefits up to the date of termination.

  The Employment Agreements contain provisions stating that in the event of the Employee's involuntary termination of employment in connection with, or within one year after, any change in control of the Bank or Flagstar Bancorp, Inc., other than for "just cause," the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his or her "base amount," as defined in Section

280G(b)(3) of the Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Employee receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 25% of the Bank's or Flagstar's voting stock, the control of the election of a majority of the Bank's or Flagstar's directors, or the exercise of a controlling influence over the management or policies of the Bank or Flagstar. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of the Bank or Flagstar at the beginning of such period cease to constitute at least a majority of the Board of Directors of the Bank or Flagstar. The amount determined using the forgoing formula would also be paid (i) in the event of an Employee's voluntary termination of employment within 30 days following a change in control, or (ii) in the event of the Employee's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Employee, including (i) the requirement that the Employee perform his or her principal executive functions more than 50 miles from his or her primary office, (ii) a reduction in the Employee's base compensation as then in effect, (iii) the failure of Flagstar or the Bank to increase the Employee's salary or to pay the Employee discretionary bonuses, (iv) the failure of Flagstar or the Bank to continue to provide the Employee with compensation and benefits, including material vacation, fringe benefits, stock option and retirement plans, (v) the assignment to the Employee of duties and responsibilities which are other than those normally associated with his or her position with the Bank and Flagstar,
(vi) a material reduction in the Employee's authority and responsibility, and
(vii) in the case of an employee who is also a director, the failure to re-elect the Employee to Flagstar's or the Bank's Board of Directors. The aggregate payments that would be made to Messrs. Thomas J. Hammond, Mark T. Hammond and Carrie and Ms. Anderson, assuming termination of employment, other than for just cause, within one year of the change in control at January 1, 1998, would be approximately $3.0 million, $851,000, $476,000 and $438,000, respectively. These provisions may have an anti-takeover effect by making it more expensive for a potential acquirer to obtain control of the Bank or Flagstar. For more information regarding anti-takeover matters, see "Description of the Bank Preferred Shares."

  Whole Life Insurance Policy. The Bank also pays the premiums of variable whole life insurance policies which are available to all officers of the Bank. The beneficiary of each such policy is the estate of the officer, except that the Bank is the beneficiary to the extent of all premiums paid by the Bank for such policy.

TRANSACTIONS WITH MANAGEMENT

  The Bank offers loans to its directors, officers and employees. These loans currently are made in the ordinary course of business with the same collateral, interest rates and underwriting criteria as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features. Under federal law, the Bank's loans to directors and executive officers are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. At September 30, 1997, all of the Bank's loans to directors and executive officers satisfied these requirements.

                   DESCRIPTION OF THE BANK PREFERRED SHARES

  The following summary sets forth the material terms and provisions of the Bank Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Certificate of Designation establishing the Bank Preferred Shares and the Bank's charter, as amended, the forms of which have been filed with the OTS as exhibits to the registration statement of which this Offering Circular forms a part.

GENERAL

  The Bank Preferred Shares form an initial series of preferred stock of the Bank, which preferred stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Bank's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Bank to issue the Bank Preferred Shares.

  When issued, the Bank Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Bank Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Bank or any other securities of the Bank convertible into or carrying rights or options to purchase any such shares. The Bank Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Bank and will not be subject to any sinking fund or other obligation of the Bank for their repurchase or retirement.

  The transfer agent, registrar and dividend disbursement agent for the Bank Preferred Shares will be Registrar and Transfer Company, Cranford, New Jersey. The registrar for the Bank Preferred Shares will send notices to shareholders of any meetings at which holders of such shares have the right to elect directors of the Bank or to vote on any other matter.

DIVIDENDS

  Holders of Bank Preferred Shares shall be entitled to receive, if, when, and, as declared by the Board of Directors of the Bank out of assets of the Bank legally available therefor, cash dividends at the rate of 8.5% per annum of the initial liquidation preference (equivalent to $2.125 per share per annum). If declared, dividends on the Bank Preferred Shares shall be payable quarterly in arrears on the last day of March, June, September, and December of each year, or, if such day is not a business day, on the next business day, at such annual rate. Dividends in each quarterly period will accrue from the first day of such period. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock register of the Bank on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Bank or a duly authorized committee thereof. Upon the exchange of Series A Preferred Shares for Bank Preferred Shares, any accrued and unpaid dividends for the most recent quarter of the Series A Preferred Shares at the time of the conversion will be deemed to be accrued and unpaid dividends for the most recent quarter on the Bank Preferred Shares.

  The right of holders of Bank Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Bank Preferred Shares for a quarterly dividend period, then holders of the Bank Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the preferred stock or the Common Stock. If the Bank fails to declare and pay or declare and set aside for payment a quarterly dividend on the Bank Preferred Shares, holders of the preferred stock of the Bank, including the Bank Preferred Shares, will be entitled to elect two directors. See "--Voting Rights."

  If full dividends on the Bank Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared and paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Bank Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Bank Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Bank, except by conversion into, or exchange for, other capital stock of the Bank ranking junior to the Bank Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Bank Preferred Shares have been (i) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

  If any Bank Preferred Shares are outstanding, no full dividends shall be declared and paid or set apart for payment and no other distribution shall be declared and made or set aside for payment on any series of capital stock of the Bank ranking, as to dividends, on a parity with or junior to the Bank Preferred Shares for any dividend period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payments on the Bank Preferred Shares, for the then-current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Bank Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Bank Preferred Shares, all dividends declared upon Bank Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Bank Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Bank Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Bank Preferred Shares, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods, and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

REDEMPTION

  The Bank Preferred Shares will not be redeemable prior to March 1, 2003. On or after such date, the Bank Preferred Shares will be redeemable at the option of the Bank, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon.

  Any such redemption must comply with the prompt corrective action and capital distribution regulations of the OTS, which may prohibit a redemption or require the OTS' prior approval of a redemption. Unless full dividends on the Bank Preferred Shares have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Bank Preferred Shares shall be redeemed unless all outstanding Bank Preferred Shares are redeemed and the Bank shall not purchase or otherwise acquire any Bank Preferred Shares; provided, however, that the Bank may purchase or acquire Bank Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Bank Preferred Shares.

VOTING RIGHTS

  Except as expressly required by applicable law, or except as indicated below, the holders of the Bank Preferred Shares will not be entitled to vote. In the event the holders of Bank Preferred Shares are entitled to vote as indicated below, each Bank Preferred Share will be entitled to one vote on matters on which holders of the Bank Preferred Shares are entitled to vote.

  If at the time of any annual meeting of the Bank's stockholders, the Bank has declared and failed to pay or declared and failed to set aside for payment a quarterly dividend during any of the four preceding quarterly dividend periods on any series of preferred stock of the Bank, including the Bank Preferred Shares, the number of directors then constituting the Board of Directors of the Bank will be increased by two (if not already increased by two due to a default in preference dividends), and the holders of the Bank Preferred Shares, voting together as a single class with the holders of all other series of preferred stock as a single class will be entitled to elect such two additional directors to serve on the Bank's Board of Directors at each such annual meeting. Each director elected by the holders of shares of the preferred stock shall continue to serve as such director until the later of (i) the expiration of the term of such director or (ii) the payment of four consecutive quarterly dividends on the Bank Preferred Shares.

  The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of each series of preferred stock of the Bank, including the Bank Preferred Shares, voting as a single class without regard to series, will be required (a) to create any class or series of stock which shall have preference as to dividends or distribution of assets over any outstanding series of preferred stock of the Bank other than a series which shall not have any right to object to such creation or (b) to alter or change the provisions of the Bank's Charter (including the Certificate of Designation establishing the Bank Preferred Shares) so as to adversely affect the voting powers, preferences or special rights of the holders of a series of preferred stock of the Bank; provided that if such amendment shall not adversely affect all series of preferred stock of the Bank, such amendment need only be approved by at least 66 2/3% of the holders of shares of all series of preferred stock adversely affected thereby.

RIGHTS UPON LIQUIDATION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Bank, the holders of the Bank Preferred Shares at the time outstanding will be entitled to receive or have funds set aside for such payments out of assets of the Bank available for distribution to stockholders, before any payment or distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Bank Preferred Shares upon liquidation, liquidating distributions in the amount of $25.00 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, if any, to the date of liquidation.

  After receipt of payment of the full amount of the liquidating distributions to which they are entitled, the holders of Bank Preferred Shares will have no right or claim to any of the remaining assets of the Bank. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Bank are insufficient to pay the amount of the liquidation distributions on all outstanding Bank Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Bank ranking on a parity with the Bank Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Bank, then the holders of the Bank Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  For such purposes, the consolidation or merger of the Bank with or into any other entity or the sale, lease or conveyance of all or substantially all of the property or business of the Bank, shall not be deemed to constitute liquidation, dissolution or winding up of the Bank.

APPROVAL OF INDEPENDENT DIRECTORS

  The Bank's Certificate of Designation establishing the Bank Preferred Shares requires that, so long as any Bank Preferred Shares are outstanding, certain actions by the Bank be approved by a majority of the Independent Directors of the Bank. At any time that there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. "Independent Director" means any director of the Bank who (i) is not a current director, officer or employee of the Bank, of Flagstar Capital Corporation or of any affiliate of the Bank; and
(ii) is not a person or persons that, in the aggregate, own more than one percent of the Common Stock of Flagstar. In addition, any members of the Board of Directors of the Bank elected by holders of preferred stock, including the Bank Preferred Shares, will be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the Independent Directors. The actions which require the prior approval of a majority of the Independent Directors include:

    (i) the issuance of a series of preferred stock on a parity with the Bank Preferred Shares; and

    (ii) the redemption of any shares of Common Stock.

In assessing the benefits to the Bank of any proposed action requiring their consent, the Independent Directors shall take into account the interests of holders of both the Common Stock and the preferred stock, including, without limitation, the holders of the Bank Preferred Shares. In considering the interests of the holders of the preferred stock, including without limitation holders of the Bank Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to holders of Common Stock.

CERTAIN DEFINITIONS

  "Bank Preferred Shares" means the 2,000,000 shares of the 8.5% Noncumulative Bank Preferred Shares of the Bank.

  "FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

  "FHLB" means any of the regional Federal Home Loan Banks.

  "OTS" means the Office of Thrift Supervision or any successor thereto.

  "Person" means any individual, corporation, limited liability Bank, partnership, joint venture, association, joint-stock Bank, trust, unincorporated organization or government or any agency or political subdivisions thereof.

  "Regulatory Capital Requirements" means the minimum amount of capital required to meet each of the industry-wide regulatory capital requirements applicable to the Bank pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R.
Section 567 (and any amendment to either thereof) or any successor law or regulation, or such higher amount of capital as the Bank, individually, is required to maintain in order to meet any individual minimum capital standard applicable to the Bank pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R.
Section 567.3 (and any amendment to either such Section) or any successor law or regulation.

                              AUTOMATIC EXCHANGE

  The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of the Series A Preferred Shares. The Series A Preferred Shares are subject to an automatic exchange in whole and not in part, on a share-for-share basis, into Bank Preferred Shares if the appropriate regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion, anticipates the Bank's becoming "undercapitalized" in the near term (an "Exchange Event"). The Bank has registered with the OTS a total of 2,300,000 Bank Preferred Shares to cover an Exchange Event, if necessary, of the 2,000,000 Series A Preferred Shares offered by the Company and the over-allotment of 300,000 shares of Bank Preferred Shares granted to the underwriters of the Series A Preferred Shares.

                                    EXPERTS

  The Consolidated Financial Statements of the Bank and subsidiaries as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, have been audited by Grant Thornton

LLP, independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The legality of the securities offered by this Offering Circular and certain other legal matters will be passed upon for the Bank by Kutak Rock, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Certified Public Accountants........................  F-2
Consolidated Statements of Financial Condition as of September 30, 1997
 (unaudited) and December 31, 1996 and 1995...............................  F-3
Consolidated Statements of Earnings for the Nine Months Ended September
 30, 1997 (unaudited) and September 30, 1996 (unaudited) and for the Years
 Ended December 31, 1996, 1995 and 1994...................................  F-4
Consolidated Statements of Stockholder's Equity for the Nine Months Ended
 September 30, 1997 (unaudited) and for the Years Ended December 31, 1996,
 1995 and 1994............................................................  F-5
Consolidated Statements of Cash Flows for the Nine Months Ended September
 30, 1997 (unaudited) and September 30, 1996 (unaudited) and for the Years
 Ended December 31, 1996, 1995 and 1994...................................  F-6
Notes to Consolidated Financial Statements................................  F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors Flagstar Bank, FSB

  We have audited the accompanying consolidated statements of financial condition of Flagstar Bank, FSB and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flagstar Bank, FSB and Subsidiaries as of December 31, 1996 and 1995, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As described in notes 3 and 7, in May 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Certain Mortgage Servicing Rights".

/s/ Grant Thornton LLP

Detroit, Michigan
March 3, 1997 (except for Note 18
as to which the date is May 5, 1997)

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                 (IN THOUSANDS)

                                                            DECEMBER 31,
                                          SEPTEMBER 30, ----------------------
                                              1997         1996        1995
                                          ------------- ----------  ----------
                                           (UNAUDITED)
                 ASSETS
Cash and cash equivalents................  $   43,633   $   44,187  $   29,119
Loans receivable
  Mortgage loans held for sale...........   1,363,822      840,767     620,455
  Loans held for investment..............     444,552      273,579     305,590
  Less allowance for losses..............      (4,950)      (3,500)     (2,102)
                                           ----------   ----------  ----------
                                            1,803,424    1,110,846     923,943
  Federal Home Loan Bank stock...........      36,925       19,725      17,800
  Other investments......................         539          887         818
                                           ----------   ----------  ----------
    Total earning assets.................   1,840,888    1,131,458     942,551
Accrued interest receivable..............      12,273        6,626       4,307
Repossessed assets.......................      17,659       10,363       2,359
Premises and equipment...................      20,789       20,753      17,875
Mortgage servicing rights................      51,713       30,064      27,957
Other assets.............................      46,244       53,359      20,673
                                           ----------   ----------  ----------
    Total assets.........................  $2,033,199   $1,296,810  $1,044,851
                                           ==========   ==========  ==========
  LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
  Deposit accounts.......................  $1,012,121   $  624,732  $  529,218
  Federal Home Loan Bank advances........     718,878      389,801     191,156
                                           ----------   ----------  ----------
    Total interest bearing liabilities...   1,730,999    1,014,533     720,374
  Accrued interest payable...............       8,117        2,712       2,215
  Undisbursed payments on loans serviced
   for others............................      36,426       61,445      60,012
  Escrow accounts........................      56,055       61,009      88,863
  Liability for checks issued............      49,080       39,813      85,849
  Federal income taxes payable...........      16,526       22,506      14,604
  Other liabilities......................      14,941       16,893      11,931
                                           ----------   ----------  ----------
    Total liabilities....................   1,912,144    1,218,911     983,848
Commitments and Contingencies (Notes 4,
 6, 7, 12 and 16)........................         --           --          --
STOCKHOLDER'S EQUITY
Common stock--$10 par value, 1,000,000
 shares authorized 300,000 shares issued
 and outstanding at September 30, 1997,
 December 31, 1996 and December 31,
 1995....................................       3,000        3,000       3,000
Additional paid in capital...............      28,111          783         --
Retained earnings........................      89,944       74,116      58,003
                                           ----------   ----------  ----------
    Total stockholder's equity...........     121,055       77,899      61,003
                                           ----------   ----------  ----------
    Total liabilities and stockholder's
     equity..............................  $2,033,199   $1,296,810  $1,044,851
                                           ==========   ==========  ==========

        The accompanying notes are an integral part of these Statements.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                 (IN THOUSANDS)

                                  FOR THE NINE MONTHS   FOR THE YEARS ENDED
                                  ENDED SEPTEMBER 30,      DECEMBER 31,
                                  ------------------- -----------------------
                                    1997      1996     1996    1995    1994
                                  --------- --------- ------- ------- -------
                                      (UNAUDITED)
INTEREST INCOME
Loans............................ $  83,029 $  56,430 $74,588 $69,543 $33,533
Other............................     1,760     1,249   1,591   1,761   1,579
                                  --------- --------- ------- ------- -------
                                     84,789    57,679  76,179  71,304  35,112
                                  --------- --------- ------- ------- -------
INTEREST EXPENSE
Deposits.........................    34,982    22,074  30,431  25,123   9,037
FHLB advances....................    18,774    11,226  14,291  15,072   3,726
Other............................       841       821   1,245   1,248   1,719
                                  --------- --------- ------- ------- -------
                                     54,597    34,121  45,967  41,443  14,482
                                  --------- --------- ------- ------- -------
Net interest income..............    30,192    23,558  30,212  29,861  20,630
Provision for losses.............     3,730     1,140   2,604     238     290
                                  --------- --------- ------- ------- -------
Net interest income after
 provision for losses............    26,462    22,418  27,608  29,623  20,340
NON-INTEREST INCOME
Loan administration..............     5,543    11,110  11,859  14,248  13,261
Net gain (loss) on loan sales....     9,269     4,536   4,511   2,872  (1,132)
Net gain on sales of mortgage
 servicing rights................    25,472    20,917  35,129  13,356  28,489
Other fees and charges...........     3,158     5,085   6,803   4,626   2,065
                                  --------- --------- ------- ------- -------
                                     43,442    41,648  58,302  35,102  42,683
                                  --------- --------- ------- ------- -------
NON-INTEREST EXPENSE
Compensation and benefits........    19,303    18,443  25,479  18,538  18,609
Occupancy and equipment..........     9,764     8,687  12,092   8,873   7,339
General and administrative.......    15,966    19,122  20,968  12,438  11,636
                                  --------- --------- ------- ------- -------
                                     45,033    46,252  58,539  39,849  37,584
                                  --------- --------- ------- ------- -------
Earnings before federal income
 taxes...........................    24,871    17,814  27,371  24,876  25,439
Provision for federal income
 taxes...........................     9,043     6,387  10,258   9,348   9,302
                                  --------- --------- ------- ------- -------
NET EARNINGS..................... $  15,828 $  11,427 $17,113 $15,528 $16,137
                                  ========= ========= ======= ======= =======

        The accompanying notes are an integral part of these Statements.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                   ADDITIONAL                          TOTAL
                            COMMON  PAID IN   UNREALIZED RETAINED  STOCKHOLDER'S
                            STOCK   CAPITAL     GAINS    EARNINGS     EQUITY
                            ------ ---------- ---------- --------  -------------
Balance at January 1,
 1994...................... $3,000  $   --      $ 126    $31,988     $ 35,114
  Net earnings.............    --       --        --      16,137       16,137
  Sale of marketable
   securities..............    --       --       (126)       --          (126)
  Dividends paid...........    --       --        --      (3,200)      (3,200)
                            ------  -------     -----    -------     --------
Balance at December 31,
 1994......................  3,000      --        --      44,925       47,925
  Net earnings.............    --       --        --      15,528       15,528
  Dividend paid............    --       --        --      (2,450)      (2,450)
                            ------  -------     -----    -------     --------
Balance at December 31,
 1995......................  3,000      --        --      58,003       61,003
  Net earnings.............    --       --        --      17,113       17,113
  Additional paid in
   capital.................    --       783       --         --           783
  Dividend paid............    --       --        --      (1,000)      (1,000)
                            ------  -------     -----    -------     --------
Balance at December 31,
 1996......................  3,000      783       --      74,116       77,899
  Net earnings
   (unaudited).............    --       --        --      15,828       15,828
  Additional capital
   provided by parent
   (unaudited).............    --    27,328       --         --        27,328
                            ------  -------     -----    -------     --------
Balance at September 30,
 1997...................... $3,000  $28,111     $ --     $89,944     $121,055
                            ======  =======     =====    =======     ========


        The accompanying notes are an integral part of these Statements.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                            FOR THE NINE MONTHS             FOR THE YEARS ENDED
                            ENDED SEPTEMBER 30,                DECEMBER 31,
                          ------------------------  -------------------------------------
                             1997         1996         1996         1995         1994
                          -----------  -----------  -----------  -----------  -----------
                                (UNAUDITED)
OPERATING ACTIVITIES
 Net earnings...........  $    15,828  $    11,427  $    17,113  $    15,528  $    16,137
 Adjustments to
  reconcile net earnings
  to net cash (used in)
  provided by operating
  activities Provision
  for losses............        3,730        1,140        2,604          238          290
 Depreciation and
  amortization..........       12,006       12,309       17,326       11,041        9,005
 Net (gains) loss on the
  sale of assets........         (737)          66          (27)        (493)        (569)
 Net (gains) loss on
  loan sales............       (9,269)      (4,536)      (4,511)      (2,872)       1,132
 Gain on sales of
  mortgage servicing
  rights................      (25,472)     (20,917)     (35,129)     (13,356)     (28,489)
 Provision (benefit) for
  deferred federal
  income taxes..........        6,125          692         (773)       3,415        2,813
 Proceeds from sales of
  loans held for sale...    4,522,703    5,302,867    6,604,080    4,783,070    3,668,870
 Originations and
  repurchases of loans
  held for sale, net of
  principal repayments..   (5,051,262)  (5,333,546)  (6,830,383)  (5,011,843)  (3,594,108)
 Increase in accrued
  interest receivable...       (5,647)      (1,672)      (2,319)      (1,214)      (1,027)
 Decrease (increase) in
  other assets..........        6,145      (22,306)     (34,451)      (9,379)        (473)
 Increase (decrease) in
  accrued interest
  payable...............        5,405         (610)         497        1,254          343
 Increase (decrease) in
  liability for checks
  issued................        9,268      (47,582)     (46,037)      46,496       (7,421)
 (Decrease) increase in
  federal taxes
  payable...............      (12,105)       3,445        8,675        3,710        1,616
 (Decrease) increase in
  other liabilities.....       (1,952)       6,242        4,962        7,324         (723)
 (Decrease) in
  unrealized gains......          --           --           --           --          (126)
                          -----------  -----------  -----------  -----------  -----------
  Net cash (used in)
   provided by operating
   activities...........     (525,234)     (92,981)    (298,373)    (167,081)      67,270
INVESTING ACTIVITIES
 Cash used to acquire
  Security Savings Bank,
  FSB, (Security), net
  of cash received......          --           --           --           --       (23,869)
 Principal repayments
  from assets acquired
  from Security.........          --           --           --           --         3,251
 Proceeds from the
  disposition of assets
  acquired from
  Security..............          --           --           --           --        74,300
 Net decrease in
  liabilities acquired
  from Security.........          --           --           --           --        (2,918)
 Principal repayment
  from other
  investments...........            8           13           31           32          --
 Maturity of other
  investments...........          340          400          400          --           --
 Purchase of other
  investments...........          --          (500)        (500)         --           --
 Originations of loans
  held for investment,
  net of principal
  repayments............     (170,973)      51,345       31,936      (60,891)    (157,698)
 Principal repayments
  from mortgage-backed
  securities............          --           --           --           --           163
 Proceeds from the sale
  of mortgage-backed
  securities............          --           --           --           --         5,176
 Purchase of Federal
  Home Loan Bank Stock..      (17,200)      (2,700)      (1,925)      (5,034)      (2,438)
 Initial investment in
  FSSB Mortgage
  Corporation...........          --           783          783          --           --
 Proceeds from the
  disposition of
  repossessed assets....        5,824          920        1,813          675        1,796
 Net decrease in real
  estate held for
  investment............          --           --           --           --           505
 Acquisitions of
  premises and
  equipment.............       (6,811)      (6,232)      (7,539)      (6,546)      (6,591)
 Proceeds from the
  disposition of
  premises and
  equipment.............        2,628          --           --           --            37
 Increase in mortgage
  servicing rights......      (56,607)     (50,861)     (63,499)     (31,106)     (15,616)
 Proceeds from the sale
  of mortgage servicing
  rights................       53,650       50,222       85,203       29,040       38,183
                          -----------  -----------  -----------  -----------  -----------
  Net cash (used in)
   provided by investing
   activities...........     (189,141)      43,390       46,703      (73,830)     (85,719)
FINANCING ACTIVITIES
 Net increase (decrease)
  in deposit accounts...      387,389       47,889       95,514      220,402      (79,651)
 Net increase (decrease)
  in Federal Home Loan
  Bank advances.........      329,077        8,700      198,645       (9,594)     140,750
 Net (disbursement)
  receipt of payments of
  loans serviced for
  other.................      (25,019)      (8,874)       1,433       25,023      (22,213)
 Net receipt of escrow
  payments..............       (4,954)       3,129      (27,854)      10,993           33
 Additional capital
  provided by parent....       27,328          --           --           --           --
 Dividends paid to
  stockholder...........          --        (1,000)      (1,000)      (2,450)      (3,200)
                          -----------  -----------  -----------  -----------  -----------
  Net cash provided by
   financing
   activities...........      713,821       49,844      266,738      244,374       35,719
                          -----------  -----------  -----------  -----------  -----------
 Net (decrease) increase
  in cash and cash
  equivalents...........         (554)         254       15,068        3,463       17,270
 Beginning cash and cash
  equivalents...........       44,187       29,119       29,119       25,656        8,386
                          -----------  -----------  -----------  -----------  -----------
 Ending cash and cash
  equivalents...........  $    43,633  $    29,374  $    44,187  $    29,119  $    25,656
                          ===========  ===========  ===========  ===========  ===========

        The accompanying notes are an integral part of these Statements.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                 FOR THE NINE MONTHS     FOR THE YEARS ENDED
                                 ENDED SEPTEMBER 30,        DECEMBER 31,
                                 -------------------- -------------------------
                                    1997      1996     1996     1995     1994
                                 ---------- --------- ------- -------- --------
                                                  (UNAUDITED)
Supplemental disclosure of cash
 flow information:
 Loans held for sale transferred
  to loans held for investment.. $  126,362 $     --  $   --  $    --  $106,261
                                 ========== ========= ======= ======== ========
 Loans held for investment
  transferred to loans held for
  sale.......................... $      --  $     --  $   --  $185,111 $    --
                                 ========== ========= ======= ======== ========
 Loans receivable transferred to
  repossessed assets............ $   12,491 $   3,142 $10,577 $  1,781 $  1,367
                                 ========== ========= ======= ======== ========
 Total interest payments made on
  deposits and other
  borrowings.................... $   49,182 $  34,731 $45,470 $ 40,189 $ 14,139
                                 ========== ========= ======= ======== ========
 Federal income taxes paid...... $   15,000 $   2,300 $ 2,300 $  2,500 $  6,280
                                 ========== ========= ======= ======== ========

Supplemental schedule of acquisitions:
 Flagstar Bank, FSB acquired Security Savings Bank, FSB, in Jackson, Michigan, at the close of business June 30, 1994 (Note 15).

Security Savings Bank Acquisition............................          $25,729
Cash paid for common stock
Fair value of assets acquired, including $77,538 which were
 subsequently disposed....................................... $225,934
Fair value of liabilities acquired, including $2,918 which
 were subsequently repaid....................................  209,241
                                                              --------
Fair value of net assets acquired............................           16,693
                                                                       -------
Core deposit premium.........................................          $ 9,036
                                                                       =======


        The accompanying notes are an integral part of these Statements.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS

  Flagstar Bank, FSB (formerly First Security Savings Bank, FSB) (the "Bank") is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB"). The Bank is a subsidiary of Flagstar Bancorp, Inc. ("Flagstar"). The Bank provides retail banking services in southern and western Michigan and mortgage lending services nationwide.

  In January 1996, the Bank changed its name from First Security Savings Bank, FSB to Flagstar Bank, FSB.

NOTE 2--CORPORATE STRUCTURE

  The following is a listing of the subsidiaries of Bank:

    The Bank acquired the stock of Security Savings Bank, F.S.B. ("Security") a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB") on June 30, 1994. This acquisition was accounted for using the purchase method of accounting. Security was held as a subsidiary of the Bank from June 30, 1994 to February 1, 1996. For regulatory reporting purposes, the Bank and Security filed a consolidated Thrift Financial Report ("TFR"). On February 1, 1996, Security was merged with and into the Bank. The consolidation took place to take advantage of name recognition and operating efficiencies.

    Security owned two subsidiaries, Mid Michigan Service Corporation ("MMSC") and SSB Funding Corporation ("Funding"). MMSC is a Michigan corporation is engaged in leasing and sub-leasing commercial real estate and Funding is a finance subsidiary; both subsidiaries are currently inactive.

    The Bank owns three other subsidiaries, Boston Credit Corporation ("BCC"), Mortgage Affiliated Services, Inc. ("MAS"), and FSSB Mortgage Corporation ("Mortgage"). BCC and Mortgage are currently inactive and MAS is an appraisal and document preparation company. During the first quarter of 1996, FSSB Mortgage Corporation was acquired by the Bank from Flagstar. This organizational change did not have a significant impact on the operations of the Bank.

    Subsequent to September 30, 1997 the Bank capitalized two additional subsidiaries, Flagstar Capital Corporation ("Capital") and Flagstar Credit Corporation ("Credit"). Capital will purchase mortgage loans from the Bank and hold them for investment purposes. Credit is expected to enter into agreements with various private mortgage insurance companies for the purpose of participating in mortgage reinsurance or similar transactions.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following summarizes the significant accounting policies of the Bank and subsidiaries (the "Group") applied in the preparation of the accompanying consolidated financial statements.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Group. All significant intercompany balances and transactions have been eliminated.

  The accompanying consolidated financial statements and information as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited, and include all adjustments (consisting of only normal recurring adjustments), that are necessary, in the opinion of management, for a fair presentation. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full years.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

 Statement of Cash Flows

  For purposes of the statements of cash flows, the Group considers its investment in overnight deposits to be cash equivalents.

 Loans Receivable

  The Group originates loans which are designated to be held for investment or sale during the origination process. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated market value. Management periodically reviews the portfolio and makes necessary adjustments for market value. Net unrealized losses are recognized in a valuation allowance by charges to earnings. Gains or losses recognized upon the sale of loans are determined using the specific identification method. Mortgage loans held for investment are carried at amortized cost. The Group has both the intent and the ability to hold all mortgage loans held for investment for the foreseeable future.

 Allowance for Losses

  The allowance is maintained at a level adequate to absorb losses inherent in the loan portfolio. Management determines the adequacy of the allowance by applying projected loss ratios to the risk ratings of loans both individually and by category. The projected loss ratios incorporate such factors as recent loss experience, current economic conditions, the risk characteristics of the various categories and concentrations of loans, transfer risk and other pertinent factors.

  Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for losses and recoveries on loans previously charged off are added to the allowance. In addition, a specific provision is made for expected loan losses to reduce the recorded balances of loans receivable to their estimated net realizable value. Such specific provision is based on management's estimate of net realizable value considering the current and anticipated operating or sales environment. These estimates of collateral value are particularly susceptible to market changes that could result in adjustments to the results of earnings in the future. Recovery of the carrying value of such loans or such loan or the underlying collateral is dependent to a great extent on economic, operating and other conditions that may be beyond the Group's control.

  The Group adopted Statement of Financial Accounting Standards ("SFAS") No. 114 (as amended by SFAS No. 118), "Accounting by Creditors for Impairment of a Loan", effective January 1, 1995, which addresses the accounting by creditors for the impairment of certain loans. The provisions of SFAS 114 do not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. The Group considers its residential mortgage loan portfolio to represent a pool of smaller balance homogeneous loans. Commercial, commercial real estate, construction and consumer loan portfolios are specifically reviewed for impairment. The adoption had no effect on the recorded allowance for losses.

  The Group considers a loan impaired when it is probable, in the opinion of management, that interest and principal may not be collected according to the contractual terms of the loan agreement. Consistent with this definition, the Group considers all non-accrual loans (with the exception of residential mortgages) to be impaired. Impaired loans which have risk characteristics that are unique to an individual borrower, are evaluated on a loan-by-loan basis. However, impaired loans that have risk characteristics in common with other impaired loans, (such as loan type, geographical location or other characteristics that would cause the ability of the borrowers to meet contractual obligations to be similarly affected by changes in economic or other conditions), are aggregated and historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate are used as a means of measuring those impaired loans. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

 Loan Origination Fees, Commitment Fees and Related Costs

  Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Mortgage loan fees and certain direct origination costs are capitalized. On loans held for sale, the net fee or cost is recognized at the time the loan is sold. For mortgage loans held for investment, the deferred amount is accounted for as an adjustment to interest income using a method that approximates the interest method.

 Repossessed Assets

  Repossessed assets include one-to-four family residential property, commercial property, and one-to-four family homes under construction. At the date of foreclosure, real estate properties acquired in settlement of loans are recorded at the lower of cost or net realizable value. Valuations are periodically performed by management, and a charge to earnings is made if the carrying value of a property exceeds its estimated fair value. Costs of holding repossessed assets, principally taxes and legal fees, are expensed as incurred.

 Federal Income Taxes

  The Group accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. Land is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

      Office buildings.............................................     31 years
      Computer hardware and software............................... 3 to 5 years
      Furniture, fixtures and equipment............................ 5 to 7 years
      Automobiles..................................................      3 years

  During March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets and goodwill related to those assets to be held and used by an entity and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group adopted SFAS No. 121 effective January 1, 1996. Adoption of this Statement did not have an impact on the financial condition or results of operations of the Group.

 Mortgage Servicing Rights

  Mortgage servicing rights ("MSR") represent the cost of acquiring the right to service mortgage loans. These costs are initially capitalized and subsequently amortized in proportion to, and over the period of, the estimated net loan servicing income.

  In May 1995, the Group adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights". This requires the capitalization of a mortgage servicing asset for every origination whether it be originated or purchased. SFAS No. 122 also dictates prescribed rules for the amortization, periodic valuation, and the required valuation adjustment. Prior to adoption, a value was capitalized for purchased mortgage servicing rights. This capitalization was in accordance with SFAS No. 65, "Accounting for Certain Mortgage Banking Practices".

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  The value of the mortgage servicing rights are periodically evaluated in relation to the estimated discounted net future servicing revenues. The portfolio is aggregated into stratifications based on loan term and type, and note rate. Estimates of remaining loan lives and prepayment rates are incorporated into this analysis. Changes in these estimates could materially change the estimated fair value and any valuation allowance. Valuation adjustments are recorded when the fair value of the servicing asset is less than the amortized book value on a stratum basis. Any valuation adjustment is recorded as an offset to the asset.

 Loan Sales

  The Bank sells its held for sale mortgage loans to secondary market investors on a non-recourse basis. At the time of the sale, the Bank makes certain representations and warranties to the investors. Should an investor determine that a breach of such representations or warranties occurred, the Bank may be required to repurchase loans from the investor. Such representations and warranties generally relate to the fact that the loans have been underwritten in accordance with the investor's guidelines and that the loans conform to the laws of the state of origination. Gain or loss on the sale of such loans is recognized upon consummation of the sale.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The financial condition of a financial services company, and to some extent, its operating performance, is dependent to a significant degree upon estimates and appraisals of value, evaluations of creditworthiness and assumptions about future events and economic conditions. Recent history has demonstrated that these estimates, appraisals, evaluations and assumptions are subject to rapid change, and that such changes can materially affect the reported financial condition of a financial services company and its financial performance, and may result in restrictions on an institution's ability to continue to operate in its customary manner.

 Reclassifications

  Certain amounts within the accompanying consolidated financial statements and the related notes have been reclassified to conform to the 1997 presentation.

 Recently Issued Accounting Standards

  The FASB has issued SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued after December 31, 1997. Early adoption of the standard is not permitted. The standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the Group.

  In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Group does not anticipate that adoption of SFAS 130 will have a material effect on the Group.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statements requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The Group does not anticipate that the adoption of SFAS 131 will have a material effect on the Group.

NOTE 4--LOANS RECEIVABLE

  The loan portfolio is summarized as follows (in thousands):

                                                              DECEMBER 31,
                                             SEPTEMBER 30, --------------------
                                                 1997         1996       1995
                                             ------------- ----------  --------
   Held for sale--mortgage loans............  $1,363,822   $  840,767  $620,455
   Held for investment Mortgage loans.......     296,258      120,924   178,246
   Commercial real estate loans.............      19,347       13,565    30,504
   Commercial loans.........................      56,216       46,212     8,576
   Construction loans.......................      37,812       59,270    48,933
   Consumer loans...........................      34,919       33,608    39,331
                                              ----------   ----------  --------
                                                 444,552      273,579   305,590
                                              ----------   ----------  --------
                                               1,808,374    1,114,346   926,045
   Less allowance for losses................      (4,950)      (3,500)   (2,102)
                                              ----------   ----------  --------
     Total..................................  $1,803,424   $1,110,846  $923,943
                                              ==========   ==========  ========

  In 1994, the Group classified a number of loans as held for investment in a manner similar to SFAS No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". In 1995, the FASB released the "Guide to Implementation of Statement 115" (the "Guide"). Upon review of the Guide, the Group reassessed the prior classifications and reclassified approximately $185.0 million of mortgage loans to held for sale from held for investment.

  Activity in the allowance for losses is summarized as follows (in thousands):

                               FOR THE NINE MONTHS     FOR THE YEARS ENDED
                               ENDED SEPTEMBER 30,        DECEMBER 31,
                               ---------------------  -----------------------
                                  1997       1996      1996     1995    1994
                               ----------  ---------  -------  ------  ------
   Balance, beginning of
    period.................... $    3,500  $   2,102  $ 2,102  $1,871  $  901
   Allowance for losses of
    Security at date of
    acquisition...............        --         --       --      --    1,001
   Provision charged to
    earnings..................      3,730      1,140    2,604     238     290
   Charge-offs, net of
    recoveries................     (2,280)      (216)  (1,206)     (7)   (321)
                               ----------  ---------  -------  ------  ------
   Balance, end of period..... $    4,950  $   3,026  $ 3,500  $2,102  $1,871
                               ==========  =========  =======  ======  ======

  The Group has no commitments to make additional advances on restructured or other nonperforming loans. Loans on which interest accruals have been discontinued totaled approximately $30.6 million at December 31, 1996, $10.7 million at December 31, 1995 and $1.7 million at December 31, 1994. Interest that would have been accrued on such loans totaled approximately $2,668,000, $862,000, and $245,000 at December 31, 1996, 1995,

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES
and 1994, respectively. At September 30, 1997 and 1996, loans on which interest accruals have been discontinued totaled approximately $44.1 million and $31.7 million, respectively. Interest that would have been accrued on such loans totaled approximately $4.5 million and $2.8 million at September 30, 1997 and 1996, respectively.

  At September 30, 1997 the recorded investment in impaired loans, pursuant to SFAS No. 114, totaled $3.6 million and the average outstanding balance for the nine months ended September 30, 1997 was $3.5 million. No allowance for losses was required on these loans because the measured values of the loans exceeded the recorded investments in the loans. Interest income recognized on impaired loans during the nine months ended September 30, 1997, was not material. At December 31, 1996, the recorded investment in impaired loans totaled $3.9 million and the average outstanding balance for the year ended December 31, 1996 was $3.1 million.

NOTE 5--REPOSSESSED ASSETS

  Repossessed assets include the following (in thousands):

                                                                  DECEMBER 31,
                                                   SEPTEMBER 30, --------------
                                                       1997       1996    1995
                                                   ------------- ------- ------
   One-to-four family.............................    $17,479    $10,133 $2,179
   Commercial properties..........................        180        230    180
                                                      -------    ------- ------
   Repossessed assets, net........................    $17,659    $10,363 $2,359
                                                      =======    ======= ======

NOTE 6--PREMISES AND EQUIPMENT

  Premises and equipment balances are as follows (in thousands):

                                                                DECEMBER 31,
                                                SEPTEMBER 30, -----------------
                                                    1997        1996     1995
                                                ------------- --------  -------
   Land........................................   $    703    $  3,330  $ 3,330
   Office buildings............................      6,496       2,643    2,312
   Computer hardware and software..............     16,307      15,283   10,856
   Furniture, fixtures and equipment...........     12,007      11,045    8,460
   Automobiles.................................        454         571      568
                                                  --------    --------  -------
                                                    35,967      32,872   25,526
   Less accumulated depreciation...............    (15,178)    (12,119)  (7,651)
                                                  --------    --------  -------
   Premises and equipment, net.................   $ 20,789    $ 20,753  $17,875
                                                  ========    ========  =======

  Depreciation expense amounted to approximately $4.3 million and $3.2 million for the nine month periods ended September 30, 1997 and 1996 and approximately $4.6 million, $3.1 million, and $2.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  Lease rental expense totaled approximately $2.8 million and $3.1 million for the nine months ended September 30, 1997 and 1996 and $4.1 million, $3.3 million and $3.1 million for the years ended 1996, 1995 and 1994, respectively. The following outlines the Bank's minimum contractual lease obligations as of December 31, 1996 (in thousands):

      1997............................................................... $2,603
      1998...............................................................  1,834
      1999...............................................................  1,357
      2000...............................................................  1,079
      2001...............................................................    463
                                                                          ------
        Total............................................................ $7,336
                                                                          ======

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  The Bank has committed to the development of additional software and systems to be utilized in the mortgage banking segment. The amount committed to the project amounted to approximately $1.8 million, of which approximately $1.6 million was paid through September 30, 1997.

NOTE 7--MORTGAGE SERVICING RIGHTS

  Not included in the accompanying consolidated financial statements are mortgage loans serviced for others. The unpaid principal balances of these loans, including subservicing of $2.0 billion at September 30, 1997, $3.6 billion at December 31, 1996 and $536.3 million at December 31, 1995, are summarized as follows (in thousands):

                                                             DECEMBER 31,
                                           SEPTEMBER 30, ---------------------
                                               1997         1996       1995
                                           ------------- ---------- ----------
    Mortgage loans serviced for:
    FHLMC and FNMA........................  $3,931,738   $4,658,056 $6,638,435
    MSHDA.................................      58,078       47,505     31,055
    GNMA..................................       5,299        6,458      7,217
    Other investors.......................   2,175,815    3,708,935    648,147
                                            ----------   ---------- ----------
                                            $6,170,930   $8,420,954 $7,324,854
                                            ==========   ========== ==========

  Custodial accounts maintained in connection with the above mortgage servicing rights were approximately $80.6 million at September 30, 1997 and $106.3 million and $131.4 million at December 31, 1996 and 1995 respectively. These amounts include payments for principal, interest, taxes, and insurance collected on behalf of the individual investor.

  As discussed in Note 3, the Group adopted SFAS 122 in May 1995. The effect of the adoption was to increase earnings by approximately $1.5 million before taxes for 1995.

  The following is an analysis of the changes in the mortgage servicing rights (in thousands):

                             FOR THE NINE MONTHS      FOR THE YEARS ENDED
                             ENDED SEPTEMBER 30,         DECEMBER 31,
                             --------------------  ---------------------------
                               1997       1996       1996      1995     1994
                             ---------  ---------  --------  --------  -------
   Balance, beginning of
    period.................  $  30,064  $  27,957  $ 27,957  $ 18,179  $17,563
   Additions...............     56,607     50,861    63,499    31,106   15,616
   Sales...................    (28,028)   (29,218)  (50,075)  (15,684)  (9,475)
   Amortization............     (6,930)    (8,177)  (11,317)   (5,644)  (5,525)
                             ---------  ---------  --------  --------  -------
   Balance, end of period..  $  51,713  $  41,423  $ 30,064  $ 27,957  $18,179
                             =========  =========  ========  ========  =======

  At December 31, 1996 and 1995, the estimated fair value of the mortgage loan servicing portfolio was approximately $54.0 and $70.4 million, respectively. The estimated fair value at September 30, 1997 was approximately $60.4 million. The estimated fair value in excess of book value was approximately $8.7 million at September 30, 1997 and $23.9 million and $42.4 million at December 31, 1996 and 1995, respectively.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

NOTE 8--DEPOSIT ACCOUNTS

  The deposit accounts are as follows (in thousands):

                                                               DECEMBER 31,
                                               SEPTEMBER 30, -----------------
                                                   1997        1996     1995
                                                  AMOUNT      AMOUNT   AMOUNT
                                               ------------- -------- --------
   Demand, NOW and money market accounts......  $   55,981   $ 66,908 $ 42,410
   Passbook savings...........................      78,879     57,211   38,094
   Certificates of deposit....................     877,261    500,613  448,714
                                                ----------   -------- --------
     Total deposit accounts...................  $1,012,121   $624,732 $529,218
                                                ==========   ======== ========

  Non interest-bearing deposits included in the demand, NOW and money market accounts balances at December 31, 1996 and 1995 were approximately $36.9 million and $13.2 million, respectively and $21.3 million at September 30, 1997.

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $279.5 million and $223.4 million at December 31, 1996 and 1995, respectively and $445.6 million at September 30, 1997.

  The following indicates the scheduled maturities of the Bank's certificates of deposit as of September 30, 1997:

                                                                   SEPTEMBER 30,
                                                                       1997
                                                                   -------------
      Three months or less........................................   $129,844
      Over three through six months...............................    168,644
      Over six through twelve months..............................    197,980
      One to two years............................................    221,106
      Thereafter..................................................    159,687
                                                                     --------
        Total.....................................................   $877,261
                                                                     ========

  Interest expense on deposit accounts is summarized as follows (in thousands):

                                     FOR THE NINE MONTHS   FOR THE YEARS ENDED
                                     ENDED SEPTEMBER 30,      DECEMBER 31,
                                     ------------------- -----------------------
                                       1997      1996      1996    1995    1994
                                     --------- --------- -------- ------- ------
   Demand, NOW and money
   market accounts.................. $   2,636 $   1,778 $  2,499 $ 1,824 $  773
   Passbook savings.................       664       282      428     228    127
   Certificates of deposit..........    31,682    20,014   27,504  23,071  8,137
                                     --------- --------- -------- ------- ------
     Total.......................... $  34,982 $  22,074 $ 30,431 $25,123 $9,037
                                     ========= ========= ======== ======= ======

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

NOTE 9--FHLB ADVANCES

  The following indicates certain information related to the FHLB advances (in thousands):

                            FOR THE NINE
                            MONTHS ENDED  FOR THE YEARS ENDED DECEMBER 31,
                            SEPTEMBER 30, ----------------------------------
                                1997         1996        1995        1994
                            ------------- ----------  ----------  ----------
   Maximum outstanding at
    any month end..........   $718,878    $  389,801  $  315,000  $  200,750
   Average balance.........    427,310       247,204     237,535      83,912
   Average interest rate...       5.87%         5.78%       6.35%       4.44%

  The Bank has the authority and approval from the FHLB to utilize a total of $850 million in collateralized borrowings. Advances at December 31, 1996 principally matured during 1997. Advances at September 30, 1997 principally mature during 1997, 1998, and 1999. Pursuant to collateral agreements with the FHLB, advances are collateralized by non-delinquent single-family residential mortgage loans.

NOTE 10--FEDERAL INCOME TAXES

  Components of the provision for federal income taxes consists of the following (in thousands):

                                      FOR THE NINE MONTHS  FOR THE YEARS ENDED
                                      ENDED SEPTEMBER 30,     DECEMBER 31,
                                      ------------------- ----------------------
                                        1997      1996     1996     1995   1994
                                      --------- --------- -------  ------ ------
   Current provision................. $   2,918 $   5,695 $11,031  $5,933 $6,489
   Deferred provision................     6,125       692    (773)  3,415  2,813
                                      --------- --------- -------  ------ ------
                                      $   9,043 $   6,387 $10,258  $9,348 $9,302
                                      ========= ========= =======  ====== ======

  The Group's effective tax rates differ from the statutory federal tax rates. The following is a summary of such differences (in thousands):

                                   FOR THE NINE MONTHS    FOR THE YEARS ENDED
                                   ENDED SEPTEMBER 30,       DECEMBER 31,
                                   --------------------  ---------------------
                                     1997       1996      1996    1995   1994
                                   ---------  ---------  ------- ------ ------
   Provision at statutory federal
    income tax rate..............  $   8,705  $   6,218  $ 9,580 $8,707 $8,904
   Increase (decrease) resulting
    from:
     Amortization of deposit
      premium....................        340        340      450    450    225
     Other, net..................         (2)      (171)     228    191    173
                                   ---------  ---------  ------- ------ ------
   Provision at effective federal
    income tax rate..............  $   9,043  $   6,387  $10,258 $9,348 $9,302
                                   =========  =========  ======= ====== ======

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  The details of the net tax liability are as follows (in thousands):

                                                             DECEMBER 31,
                                             SEPTEMBER 30, ------------------
                                                 1997        1996      1995
                                             ------------- --------  --------
   Deferred tax assets:
     Mark-to-market adjustments on earning
      assets................................   $    990    $  1,130  $  1,031
     Interest not accrued...................      1,589         934       255
     Other..................................        334         218         9
                                               --------    --------  --------
       Total................................      2,913       2,282     1,295
                                               --------    --------  --------
   Deferred tax liabilities:
     Deferred fees..........................     (1,785)     (1,112)     (567)
     Bad debt reserves......................         (9)       (704)   (1,246)
     Mortgage loan servicing rights.........    (17,427)    (10,199)   (9,724)
     Purchase accounting valuation
      adjustments...........................       (360)       (555)     (835)
     Premises and equipment.................       (773)       (885)     (463)
     Other..................................        (41)       (226)     (623)
                                               --------    --------  --------
       Total................................    (20,395)    (13,681)  (13,458)
                                               --------    --------  --------
   Net deferred tax liability...............    (17,482)    (11,399)  (12,163)
   Currently (payable)/receivable...........        956     (11,107)   (2,441)
                                               --------    --------  --------
   Net tax liability........................   $(16,526)   $(22,506) $(14,604)
                                               ========    ========  ========

  Flagstar files a consolidated federal income tax return on a calendar year basis. Through its tax year ended December 31, 1995, the Bank has determined its deduction for bad debts based on the reserve method in lieu of the specific charge-off method. Under the reserve method, the Bank has established and maintained a reserve for bad debts against which actual loan losses are charged. As a qualifying thrift institution, the Bank has calculated its addition to its bad debt reserve under either, (1) the "percentage of taxable income" method or (2) the "experience" method. The Bank used the percentage of taxable income method in determining its bad debt reserve addition for its 1995, 1994 and 1993 tax years.

  During August 1996, the President signed the Small Business Job Protection Act of 1996 ("the Jobs Act") which contains certain provisions that require all savings banks and thrifts to account for bad debts for income tax reporting purposes in the same manner as banks. The effect on a large thrift such as the Bank is that it must change its tax method of accounting for determining its allowable bad debt deduction from the reserve method to the specific charge-off method. Consequently, the bad debt deduction based on a percentage of taxable income or the experience method is no longer allowed for years beginning after December 31, 1995.

  The bad debt reserves maintained for tax purposes and accumulated after 1987 are subject to recapture as part of the change. Base year reserves (generally pre-1988 bad debt reserves) will not be recaptured unless the Bank, or a successor institution, liquidates, redeems shares or pays a dividend in excess of earnings and profits. The recapture will generally be taken into account ratably over six years beginning with the 1996 tax year. The Bank may defer the recapture up to an additional two years if it meets certain residential lending requirements during tax years beginning before January 1, 1998.

  Income taxes have been provided for the temporary difference between the allowance for losses and the increase in the bad debt reserve maintained for tax purposes since the 1987 base year. The cumulative amount of this difference at December 31, 1995 was approximately $3.5 million for the Bank. As a result of the Jobs Act,

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES
the cumulative difference of $3.5 million will be recaptured. Management believes that the Bank has met the conditions to defer the recapture of the reserve during 1996 and 1997. The Jobs Act had no effect on the base year reserves of the Bank. Consequently, the Bank has not provided deferred taxes of approximately $1.4 million on the balance of its tax bad debt reserves as of the 1987 base year.

NOTE 11--EMPLOYEE BENEFITS

  The Group maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 6% of their compensation up to a maximum of $9,000 annually. The Group currently provides a matching contribution up to 3% of an employee's annual compensation. The Group's contributions vest at a rate such that an employee is fully vested after seven years of service. The Group's contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were approximately $594,000, $493,000, and
$371,000, respectively. The Group's contributions to the plan for the nine months ended September 30, 1997 and 1996 were $579,000 and $452,000, respectively. The Group may also make discretionary contributions to the plan; however, none have been made.

NOTE 12--CONTINGENCIES

  The Group is involved in certain lawsuits incidental to its operations. Management, after review with its legal counsel, is of the opinion that settlement of such litigation will not have a material effect on the Group's financial condition.

  A substantial part of the Bank's business has involved the origination, purchase, and sale of mortgage loans. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking civil statutory and actual damages and rescission under the federal Truth in Lending Act (the "TILA"), as well as remedies for alleged violations of various state unfair trade practices laws restitution or unjust enrichment in connection with certain mortgage loan transactions.

  The Bank has a substantial mortgage loan servicing portfolio and maintains escrow accounts in connection with this servicing. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking declaratory relief that certain of the lenders' escrow account servicing practices violate the Real Estate Settlement Practices Act and breach the lenders' contracts with borrowers. Such claims also generally seek actual damages and attorney's fees.

  In addition to the foregoing, mortgage lending institutions have been subjected to an increasing number of other types of individual claims and purported consumer class action claims that relate to various aspects of the origination, pricing, closing, servicing, and collection of mortgage loans and that allege inadequate disclosure, breach of contract, or violation of state laws. Claims have involved, among other things, interest rates and fees charged in connection with loans, interest rate adjustments on adjustable-rate loans, timely release of liens upon payoffs, the disclosure and imposition of various fees and charge, and the placing of collateral protection insurance.

  While the Bank has had various claims similar to those discussed above asserted against it, management does not expect these claims to have a material adverse effect on the Bank's financial condition, results of operations, or liquidity.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

NOTE 13--REGULATORY MATTERS

  The Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA"), which instituted major reforms in the operation and supervision of the savings and loan industry, contains provisions for capital standards. These standards require savings institutions to have a minimum regulatory tangible capital (as defined in the regulation) equal to 1.50% of adjusted total assets and a minimum 3.00% core capital (as defined) of adjusted total assets. Additionally, savings institutions are required to meet a total risk-based capital requirement of 8.00%.

  The Bank is also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning reporting on internal controls, accounting and operations.

  FDICIA's prompt corrective action regulations define specific capital categories based on an institutions' capital ratios. The capital categories, in declining order, are "well" capitalized, "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with OTS, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution.

  The following chart delineates the categories as defined in the FDICIA legislation:

                                                     TIER 1         TOTAL
                                       CORE        RISK-BASED    RISKED-BASED
                                     CAPITAL        CAPITAL        CAPITAL
                                  -------------- -------------- --------------
   "Well capitalized"............           5.0%           6.0%          10.0%
   "Adequately capitalized"......           4.0%           4.0%           8.0%
   "Undercapitalized"............ Less than 4.0% Less than 4.0% Less than 8.0%
   "Significantly
    undercapitalized"............ Less than 3.0% Less than 3.0% Less than 6.0%

  At September 30, 1997, Bank's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 5.95%, 10.88% and 11.25%, respectively. These ratios place the Bank in the "well capitalized" category.

  The following is a calculation of Bank's consolidated regulatory capital (in thousands) at September 30, 1997:

                                                            TIER 1     TOTAL
                               GAAP   TANGIBLE    CORE    RISK-BASED RISK-BASED
                             CAPITAL  CAPITAL   CAPITAL    CAPITAL    CAPITAL
                             -------- --------  --------  ---------- ----------
   GAAP capital, as
    reported...............  $121,055 $121,055  $121,055   $121,055   $121,055
   Nonallowable assets:
     Core deposit premium..             (4,837)
     Other assets..........                                               (310)
   Additional capital
    items:
     General valuation
      allowance............                                              4,950
                                      --------  --------   --------   --------
   Regulatory capital......            116,218   121,055    121,055    125,695
   Minimum capital
    requirement %..........               1.50%     3.00%      4.00%      8.00%
   Minimum capital
    requirement $..........             30,425    60,996     44,521     89,413
                                      --------  --------   --------   --------
   Regulatory capital--
    excess.................           $ 85,793  $ 60,059   $ 76,534   $ 36,282
                                      ========  ========   ========   ========

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  At December 31, 1996, Bank's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 6.01%, 10.48% and 10.91%, respectively. These ratios place Bank in the "well capitalized" category.

  The following is a calculation of Bank's consolidated regulatory capital (in thousands) at December 31, 1996:

                                                           TIER 1     TOTAL
                               GAAP   TANGIBLE   CORE    RISK-BASED RISK-BASED
                              CAPITAL CAPITAL   CAPITAL   CAPITAL    CAPITAL
                              ------- --------  -------  ---------- ----------
   GAAP capital, as
    reported................. $77,899 $77,899   $77,899   $77,899    $77,899
   Nonallowable assets:
     Core deposit premium....          (5,805)
     Other assets............                                           (313)
   Additional capital items:
     General valuation
      allowance..............                                          3,500
                                      -------   -------   -------    -------
   Regulatory capital........          72,094    77,899    77,899     81,086
   Minimum capital
    requirement %............            1.50%     3.00%     4.00%      8.00%
   Minimum capital
    requirement $............          19,365    38,904    51,872     59,458
                                      -------   -------   -------    -------
   Regulatory capital--
    excess...................         $52,729   $38,995   $26,027    $21,628
                                      =======   =======   =======    =======

  At December 31, 1995, Bank's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 5.84%, 9.83% and 10.12%, respectively. These ratios place Bank in the "well capitalized" category.

  The following is a calculation of Bank's consolidated regulatory capital (in thousands) at December 31, 1995:

                                                           TIER 1     TOTAL
                               GAAP   TANGIBLE   CORE    RISK-BASED RISK-BASED
                              CAPITAL CAPITAL   CAPITAL   CAPITAL    CAPITAL
                              ------- --------  -------  ---------- ----------
   GAAP capital, as
    reported................. $61,003 $61,003   $61,003   $61,003    $61,003
   Nonallowable assets:
     Core deposit premium....          (7,095)
     Other assets............                                           (306)
   Additional capital items:
     General valuation
      allowance..............                                          2,102
                                      -------   -------   -------    -------
   Regulatory capital........          53,908    61,003    61,003     62,799
   Minimum capital
    requirement %............            1.50%     3.00%     4.00%      8.00%
   Minimum capital
    requirement $............          15,566    31,346    24,828     49,655
                                      -------   -------   -------    -------
   Regulatory capital--
    excess...................         $38,342   $29,657   $36,175    $13,144
                                      =======   =======   =======    =======

  The OTS risk-based capital regulation also includes an interest rate risk
(IRR) component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements. Under the regulation, a savings institution's IRR is measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. A savings institution is considered to have a "normal" level of IRR exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates is less than 2% of the current estimated economic value of its assets. If the OTS determines in the future to enforce the regulation's IRR requirements, a savings institution with a greater than normal IRR would be required to deduct from total capital, for purposes of calculating its risk-based capital

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES
requirement, an amount equal to one half the difference between the institution's measured IRR and 2%, multiplied by the economic value of the institution's total assets. Management does not believe that this regulation, when enforced, will have a material impact on Bank.

  The United States Congress has passed legislation that resulted in an assessment on all Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF Fund. This one-time assessment amounted to approximately 66 basis points on SAIF assessable deposits held as of March 31, 1995. The assessment was payable no later than November 30, 1996 and amounted to approximately $3.4 million for Bank. Such amount was charged to earnings at September 30, 1996.

NOTE 14--CONCENTRATIONS OF CREDIT

  Properties collateralizing loans receivable are geographically disbursed throughout the United States. As of September 30, 1997, approximately 29% of these properties are located in Michigan (measured by principal balance), and another 50% are located in the states of California, Colorado, Ohio, Florida, Illinois, Texas, Maryland, Washington, Oregon, New York, and Georgia. No other state contains more than 2% of the properties collateralizing these loans.

NOTE 15--CORPORATE ACQUISITION

  The Bank entered into a definitive agreement on November 16, 1993 to acquire all of the outstanding stock of Security Savings Bank, F.S.B. of Jackson, Michigan for $35 per share or approximately $25.9 million. As part of this agreement, Security maintained its corporate identity and became an operating subsidiary of the Bank. The completion of this acquisition was finalized on June 30, 1994, at the close of business. Had Security been a part of the Bank for all of 1994, the Bank's earnings would have been reduced by $581,000.

  In conjunction with Bank's acquisition of Security, a deposit premium was capitalized in the amount of $9.0 million or 4.67%. This premium, which is included in other assets, is being amortized over seven years on a straight-line method. The premium, net of amortization, totals $4.8 million at September 30, 1997, $5.8 million at December 31, 1996 and $7.1 million at December 31, 1995. Amortization of the deposit premium amounted to approximately $970,000 for the nine month periods ended September 30, 1997 and 1996 and $1.3 million for the years ended December 31, 1996 and 1995, respectively.

NOTE 16--FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107 issued by the Financial Accounting Standards Board, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, where it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Because assumptions used in these valuation techniques are inherently subjective in nature, the estimated fair values cannot always be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument.

  The fair value estimates presented herein are based on relevant information available to management as of September 30, 1997, December 31, 1996, and 1995. Management is not aware of any factors that would significantly affect these estimated fair value amounts. As these reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of the Group. Additionally, such amounts exclude intangible asset values such as the value of core deposit intangibles.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments and certain non-financial instruments for which it is practicable to estimate that value:

  Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

  Loans receivable: This portfolio consists of single family mortgage loans held for sale and investment, collateralized commercial lines of credit, commercial real estate loans, builder development project loans, consumer credit obligations, and single family home construction loans. Mortgage loans held for sale and investment are valued using fair values attributable to similar mortgage loans. The fair value of the other loans are valued based on the fair value of obligations with similar credit characteristics.

  Other investments: The carrying amount of other investments approximates fair value.

  FHLB stock: No secondary market exists for FHLB stock. The stock is bought and sold at par by the FHLB. The recorded value, therefore, is the fair value. The amount of stock required to be purchased is based on total assets and is determined annually.

  Deposit Accounts: The fair value of demand deposits and savings accounts approximates the carrying amount. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

  FHLB Advances: Rates currently available to the Group for debt with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

  Mortgage Servicing Rights: See Note 3 for a description of the method used to value the mortgage servicing rights.

  Financial instruments with off-balance-sheet risk: The fair value of financial futures contracts, forward delivery contracts and fixed rate commitments to extend credit are based on current market prices.

  The following tables set forth the fair value of the Group's financial instruments:

                                                               DECEMBER 31,
                              SEPTEMBER 30,       ------------------------------------------
                                  1997                   1996                  1995
                          ----------------------  --------------------  --------------------
                           CARRYING               CARRYING     FAIR     CARRYING     FAIR
                            VALUE     FAIR VALUE    VALUE      VALUE      VALUE      VALUE
                          ----------  ----------  ---------  ---------  ---------  ---------
Financial instruments:
 Assets:
 Cash and cash
  equivalents...........  $   43,633  $   43,633  $  44,187  $  44,187  $  29,119  $  29,119
 Mortgage loans held for
  sale..................   1,363,822   1,387,381    840,767    850,455    620,455    621,585
 Loans held for
  investment............     439,602     432,134    270,079    274,168    303,488    308,712
 Other investments......         539         539        887        887        818        818
 Federal Home Loan Bank
  stock.................      36,925      36,925     19,725     19,725     17,800     17,800
 Liabilities:
 Deposits:
  Demand deposits and
   savings accounts.....    (134,860)   (134,860)  (124,119)  (124,119)   (80,504)   (80,504)
  Certificates of
   deposit..............    (877,261)   (875,619)  (500,613)  (500,718)  (448,714)  (451,500)
 FHLB advances..........    (718,878)   (717,826)  (389,801)  (389,635)  (191,156)  (190,800)
 Off-balance sheet
  items:
 Financial futures......         --          --         --         --         --         --
 Forward delivery
  contracts.............         --        3,239        --      (9,868)       --      (9,366)
 Commitments to extend
  credit................         --       11,969                 5,362        --       1,789
Non-financial
 instruments:
 Unrealized gains on
  mortgage servicing
  rights
  (see Note 7)..........         --        8,700        --      23,900        --      42,400

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  The Group enters into certain financial instruments with off-balance-sheet risk in the ordinary course of business to reduce its exposure to changes in interest rates. The Group utilizes only traditional financial instruments for this purpose and does not enter into instruments such as leveraged derivatives or structured notes. The financial instruments used for hedging interest rate risk include financial futures contracts and forward delivery contracts. A hedge is an attempt to reduce risk by creating a relationship whereby any losses on the hedged asset or liability are expected to be counterbalanced in whole or part by gains on the hedging financial instrument. Thus, market risk resulting from a particular off-balance-sheet instrument is normally offset by other on or off-balance-sheet transactions. The Group seeks to manage credit risk by limiting the total amount of arrangements outstanding, both by counterparty and in the aggregate, by monitoring the size and maturity structure of the financial instruments, by assessing the creditworthiness of the counterparty, and by applying uniform credit standards for all activities with credit risk.

 Financial Instruments With Off-Balance-Sheet Risk

  Notional principal amounts indicated in the following table represent the extent of the Group's involvement in particular classes of financial instruments and generally exceed the expected future cash requirements relating to the instruments.

                                                                  DECEMBER 31,
                                                    SEPTEMBER 30, -------------
                                                        1997       1996   1995
                                                    ------------- ------ ------
                                                           (IN MILLIONS)
   Forward delivery contracts......................    $1,148     $  665 $  511
   Commitments to extend credit....................       967        695    489

  All of the Group's financial instruments with off-balance sheet risk expire within one year.

  Financial Futures Contracts: There were no Treasury futures contracts outstanding at December 31, 1996, December 31, 1995, or September 30, 1997. Gains or losses on futures transactions are recorded on the specific identification method in response to adjustments in the fair market value of the instruments. During 1996 and 1995, the Group recorded losses on financial futures amounting to approximately $90,000 and $1.3 million, respectively. For the nine month period ended September 30, 1997 the Group recorded approximately a $72,000 gain on financial futures and for the same period ended September 30, 1996, the Group recorded a loss on financial futures of approximately $200,000.

  Forward Delivery Contracts: Forward delivery contracts are entered into to sell single family mortgage loans:

                          FORWARD DELIVERY CONTRACTS

                                                                   DECEMBER 31,
                                                     SEPTEMBER 30, -------------
                                                         1997       1996   1995
                                                     ------------- ------ ------
                                                            (IN MILLIONS)
   Types
     Fixed..........................................    $1,128     $  633 $  470
     Balloon........................................       --          23     30
     Variable.......................................        20          9     11
                                                        ------     ------ ------
                                                        $1,148     $  665 $  511
                                                        ======     ====== ======

  Substantially all forward delivery contracts are entered into with the FHLMC, FNMA or GNMA.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

  Commitments to Extend Credit: The Group's exposure to credit loss for commitments to extend credit is represented by the contractual amount of those agreements. The Group uses the same credit policies in making funding commitments as it does for on-balance-sheet instruments. These commitments generally have fixed expiration dates or other termination clauses. Because commitments may expire without being drawn upon, the total contract amounts do not necessarily represent future cash requirements.

                                                                   DECEMBER 31,
                                                     SEPTEMBER 30, -------------
                                                         1997       1996   1995
                                                     ------------- ------ ------
                                                            (IN MILLIONS)
   Single family....................................     $823      $  585 $  409
   Other............................................      144         110     80
                                                         ----      ------ ------
     Total..........................................     $967      $  695 $  489
                                                         ====      ====== ======
   Fixed............................................     $899      $  670 $  459
   Variable.........................................       68          25     30
                                                         ----      ------ ------
     Total..........................................     $967      $  695 $  489
                                                         ====      ====== ======

NOTE 17--SEGMENT INFORMATION

  The Group operates in both the mortgage banking and retail banking segments. Following is a presentation of financial information by business segment for the period indicated.

                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                              ------------------------------------------------
                               RETAIL    MORTGAGE
                               BANKING    BANKING
                               SEGMENT    SEGMENT    ELIMINATIONS   COMBINED
                              --------- -----------  -------------------------
                                              (IN THOUSANDS)
   Revenues.................. $  16,097 $    57,537   $      --    $    73,634
   Earnings before income
    taxes....................     8,429      16,442          --         24,871
   Depreciation and
    amortization of
    intangibles..............     1,851      10,155          --         12,006
   Capital expenditures......       882       4,031          --          4,913
   Identifiable assets.......   571,464   1,675,840     (214,105)    2,033,199
   Intersegment income
    (expense)................    14,987     (14,987)         --            --
                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                              ------------------------------------------------
                               RETAIL    MORTGAGE
                               BANKING    BANKING
                               SEGMENT    SEGMENT    ELIMINATIONS   COMBINED
                              --------- -----------  -------------------------
                                              (IN THOUSANDS)
   Revenues.................. $   9,309 $    55,897   $      --    $    65,206
   Earnings before income
    taxes....................     1,164      16,650          --         17,814
   Depreciation and
    amortization of
    intangibles..............     1,106      11,203          --         12,309
   Capital expenditures......       110       6,145          --          6,255
   Identifiable assets.......   358,677     886,211     (175,796)    1,069,092
   Intersegment income
    (expense)................    12,306     (12,306)         --            --

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

                                FOR THE NINE MONTHS ENDED DECEMBER 31, 1996
                                ----------------------------------------------
                                 RETAIL     MORTGAGE
                                 BANKING    BANKING
                                 SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                ---------  ----------  ------------ ----------
                                               (IN THOUSANDS)
   Revenues.................... $  13,791  $   74,723   $     --    $   88,514
   Earnings before income
    taxes......................     3,305      24,066         --        27,371
   Depreciation and
    amortization of
    intangibles................     1,589      15,737         --        17,326
   Capital expenditures........       312       7,215         --         7,527
   Identifiable assets.........   387,201   1,112,260    (202,651)   1,296,810
   Intersegment income
    (expense)..................    14,186     (14,186)        --           --
                                FOR THE NINE MONTHS ENDED DECEMBER 31, 1995
                                ----------------------------------------------
                                 RETAIL     MORTGAGE
                                 BANKING    BANKING
                                 SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                ---------  ----------  ------------ ----------
                                               (IN THOUSANDS)
   Revenues.................... $  12,390  $   52,573   $     --    $   64,963
   Earnings before income
    taxes......................     3,549      21,327         --        24,876
   Depreciation and
    amortization of
    intangibles................     1,728       9,313         --        11,041
   Capital expenditures........     1,665       4,967         --         6,632
   Identifiable assets.........   307,620     782,559     (45,328)   1,044,851
   Loans transferred to
    (from).....................  (185,111)    185,111         --           --
   Intersegment income
    (expense)..................    (4,153)      4,153         --           --
                                FOR THE NINE MONTHS ENDED DECEMBER 31, 1994
                                ----------------------------------------------
                                 RETAIL     MORTGAGE
                                 BANKING    BANKING
                                 SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                ---------  ----------  ------------ ----------
                                               (IN THOUSANDS)
   Revenues.................... $   1,432  $   61,881   $     --    $   63,313
   Earnings before income tax-
    es.........................    (2,127)     27,566         --        25,439
   Depreciation and
    amortization of
    intangibles................       746       8,259         --         9,005
   Capital expenditures........       664       5,927         --         6,591
   Identifiable assets.........   416,023     479,830    (173,384)     722,469
   Loans transferred to
    (from).....................   106,261    (106,261)        --           --
   Intersegment income (ex-
    pense).....................    (2,358)      2,358         --           --

  Revenues are comprised of net interest income (before the provision for credit losses) and non-interest income. Non-interest expenses are fully allocated to each segment. The intersegment income (expense) consists of interest expense incurred or charged by the mortgage banking segment on intersegment borrowing.

NOTE 18--INITIAL PUBLIC OFFERING OF FLAGSTAR BANCORP, INC.

 Stock Offering

  Flagstar completed an initial public offering in May 1997 of 5,500,000 shares of common stock, including 3,080,000 shares being sold by the shareholders of Flagstar. Such sale resulted in proceeds to the Bank of $27.3 million.

                      FLAGSTAR BANK, FSB AND SUBSIDIARIES

 Stock Option and Purchase Plans, and Other Compensation Plans

  In 1997, Flagstar's Board of Directors adopted resolutions to implement various stock option and purchase plans and deferred and incentive compensation plans effective upon the completion of the common stock offering.

  The purpose of the Stock Option Plan ("Option Plan") is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan will have a term of 10 years from the date of its approval by Flagstar stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of Flagstar. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock (1,345,000 shares) that are to be outstanding following the Offering would be reserved for future issuance by Flagstar.

  It is intended that options granted under the Option Plan will constitute both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs"). ISOs are options that comply with certain restrictions pursuant the Internal Revenue Code of 1986, as amended (the "Code") and thereby provide favorable tax treatment to recipients, although they do not generally result in tax deductions to Flagstar. Non-ISO's are stock options that fail to qualify as ISO, either at the time of grant or upon exercise.

  The exercise price for ISOs may not be less than 100% of the fair market value of the shares on the date of the grant. Non-ISOs may be granted with any exercise price, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value. It is anticipated that Flagstar will account for the Option Plan in accordance with the provisions of APB No. 25, "Accounting for Stock issued to Employees" and adopt the disclosure requirements of SFAS No. 123.

  Under the Employee Stock Purchase Plan ("Purchase Plan") eligible participants, upon providing evidence of a purchase of Flagstar's common shares from any third party and on the open market, would receive a payment from Flagstar equal to 15% of the full price of the shares. The Purchase Plan includes limitations on the maximum reimbursement to a participant during a year. The Purchase Plan has not been designed to comply with the requirements of the Internal Revenue Code with respect to employee stock purchase plans.

  The Incentive Compensation Plan ("Incentive Plan") is payable only in the form of cash from the Bank's general assets. The Incentive Plan is administered by a committee which decides from year to year which employees of Flagstar will be eligible to participate in the Incentive Plan and the size of the bonus pool.

  The Deferred Compensation Plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of Flagstar and are placed in a trust. Participants may direct that their deferred amounts be invested in stock of Flagstar. Upon withdrawal, the participant has the option of receiving the stock or the proceeds of its sale at the market price at the time of withdrawal.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAW-FUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Table of Contents..........................................................    i
Prospectus Summary.........................................................    1
Risk Factors...............................................................   12
The Company................................................................   21
Use of Proceeds............................................................   22
Capitalization.............................................................   23
Business and Strategy......................................................   24
Management.................................................................   39
The Formation..............................................................   44
Description of Series A Preferred Shares...................................   46
Description of Capital Stock...............................................   52
Federal Income Tax Consequences............................................   55
ERISA Considerations.......................................................   63
Information Regarding the Bank.............................................   66
Underwriting...............................................................   73
Experts....................................................................   74
Legal Matters..............................................................   74
Additional Information.....................................................   74
Glossary...................................................................   76
Index to Financial Statement...............................................  F-1
Annex I - Offering Circular................................................ OC-1

                                  -----------

 THROUGH AND INCLUDING MARCH 15, 1998 (THE 25TH DAY AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               2,000,000 SHARES

                    [LOGO OF FLAGSTAR CAPITAL APPEARS HERE]

           8.5% NONCUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES A

                                 -------------
                                  PROSPECTUS
                                 -------------

                                  RONEY & CO.

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                               FEBRUARY 18, 1998

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